   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 1995

                                                  REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   FORM N-14

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
               / / Pre-Effective Amendment No. ______________
              / / Post-Effective Amendment No. ______________
                        (Check appropriate box or boxes)

                            ------------------------
                               MUTUAL FUND TRUST
               (Exact Name of Registrant as Specified in Charter)

                                 1-800-34-VISTA
                        (Area Code and Telephone Number)

                              125 WEST 55TH STREET
                            NEW YORK, NEW YORK 10019
                    (Address of Principal Executive Offices)
                            ------------------------

                     Name and Address of Agent for Service:

                                   ANN BERGIN
                                   SECRETARY
                               MUTUAL FUND TRUST
                              125 WEST 55TH STREET
                            NEW YORK, NEW YORK 10019

                                   Copies to:

   MARGUERITE SHEEHAN, ESQ.         GARY S. SCHPERO, ESQ.      SUSAN J. PENRY-WILLIAMS, ESQ.
         CHEMICAL BANK           SIMPSON THACHER & BARTLETT      KRAMER, LEVIN, NAFTALIS,
        270 PARK AVENUE             425 LEXINGTON AVENUE          NESSEN, KAMIN & FRANKEL
   NEW YORK, NEW YORK 10017       NEW YORK, NEW YORK 10017           919 THIRD AVENUE
                                                                 NEW YORK, NEW YORK 10022

                            ------------------------

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon after the effective date of this registration statement as is practicable.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
                            ------------------------

     THE REGISTRANT HAS PREVIOUSLY REGISTERED AN INDEFINITE NUMBER OR AMOUNT OF ITS SHARES PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940 ON FEBRUARY 11, 1994; ACCORDINGLY, NO FEE IS PAYABLE HEREWITH. A RULE 24F-2 NOTICE FOR REGISTRANT'S FISCAL YEAR ENDED AUGUST 31, 1995 WAS FILED ON OCTOBER 25, 1995.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               MUTUAL FUND TRUST

                             CROSS REFERENCE SHEET
            PURSUANT TO RULE 481(A) UNDER THE SECURITIES ACT OF 1933

FORM N-14 ITEM NO.                                                  LOCATION
------------------                                                  --------
                                                                    Prospectus/Proxy Statement
                                                                    Caption
PART A
------
Item 1.       Beginning of Registration Statement and Outside       Cover Page
              Front Cover Page of Prospectus
Item 2.       Beginning and Outside Back Cover Page of Prospectus   Table of Contents
Item 3.       Synopsis and Risk Factors                             Summary
Item 4.       Information About the Transaction                     Summary; Reasons for the
                                                                    Reorganization; Information
                                                                    About the Reorganization;
                                                                    Comparative Information on
                                                                    Shareholder Rights; Agreement
                                                                    and Plan of Reorganization and
                                                                    Liquidation
Item 5.       Information About the Registrant                      Summary; Comparison of
                                                                    Investment Objectives and
                                                                    Policies; Additional
                                                                    Information About Vista
Item 6.       Information About the Company Being Acquired          Summary; Comparison of
                                                                    Investment Objectives and
                                                                    Policies; Information About
                                                                    Hanover
Item 7.       Voting Information                                    Voting Information
Item 8.       Interest of Certain Persons and Experts               Financial Statements and
                                                                    Experts
Item 9.       Additional Information Required for Reoffering by     Not Applicable
              Persons Deemed to be Underwriters
                                                                    Statement of Additional
                                                                    Information Caption
PART B
------
Item 10.      Cover Page                                            Cover Page
Item 11.      Table of Contents                                     Cover Page
Item 12.      Additional Information About the Registrant           Statement of Additional
                                                                    Information
Item 13.      Additional Information About the Company Being        Not Applicable
              Acquired
Item 14.      Financial Statements                                  Historical Financial
                                                                    Statements; Pro Forma Financial
                                                                    Statements; The caption
                                                                    "Information about Hanover" in
                                                                    the Prospectus

PART C
------
     Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C of this Registration Statement.

                                     PART A

                 PRELIMINARY COPY -- FOR THE INFORMATION OF THE
                    SECURITIES AND EXCHANGE COMMISSION ONLY

                            THE HANOVER FUNDS, INC.
                                237 PARK AVENUE
                           NEW YORK, NEW YORK  10017

                                                               January    , 1996

Dear Shareholder:

     It's an exciting time for mutual fund investors and, I believe, an especially exciting time for you as a Hanover Funds shareholder.

     That's because, in conjunction with the proposed merger of The Chemical Banking Corporation and The Chase Manhattan Corporation, the Board of Directors of your fund has been seeking ways to enhance your investment relationship with us. I am writing today to ask you to vote on a proposed reorganization that will allow your fund to operate more efficiently and offer you substantial benefits as a shareholder.

     We've considered a proposal that will combine each of the six Hanover funds with an existing or newly-created fund in Mutual Fund Trust, better known as the Vista Family of Mutual Funds, which is affiliated with Chase Manhattan. Vista is comprised of a family of 30 funds ranging from stock and bond to money market funds and including both domestic and international fund offerings.

     Through the reorganization, your investment would be in a larger combined fund family, allowing you as a shareholder to take advantage of the many benefits that size and a diverse array of products offer. In addition, the resulting increase in the assets under management of the Vista Funds should enhance the ability of the funds' portfolio managers to buy and sell securities on a more favorable basis. Larger transactions can often be achieved at a better price, while giving the portfolio manager greater flexibility and potentially increasing the funds' diversification.

     The entire impact of the proposed reorganization is spelled out in the enclosed Prospectus/Proxy Statement. After carefully considering all the issues involved, your Board of Directors has unanimously concluded that the proposal is in the best interests of your fund and its shareholders. THEREFORE, WE RECOMMEND THAT YOU VOTE IN FAVOR USING THE ENCLOSED PROXY CARD.

     The value of your investment will not be affected by the reorganization. Nor, in the opinion of legal counsel, will the transaction be subject to federal income taxes.

     I ENCOURAGE YOU TO COMPLETE AND RETURN YOUR PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE, AS YOUR VOTE IS IMPORTANT. Please be advised that you may receive a mailing and proxy card on each Hanover account you own, and that each proxy must be voted separately.

     Thank you for your continuing support of The Hanover Funds. We look forward to serving you better in the near future as part of the Vista Family of Mutual Funds. If you have any questions regarding the attached proxy, please contact your investment representative or call your client services representative at 1-800-821-2371.

                                          Sincerely yours,

                                          W. Perry Neff
                                          Chairman of the Board of Directors
                                          The Hanover Funds, Inc.

                 PRELIMINARY COPY -- FOR THE INFORMATION OF THE
                    SECURITIES AND EXCHANGE COMMISSION ONLY

                            THE HANOVER FUNDS, INC.
                                237 PARK AVENUE
                           NEW YORK, NEW YORK  10019

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                                               January    , 1996

Dear Shareholder:

     A special meeting of shareholders of the portfolios of The Hanover Funds,
Inc. ("Hanover") will be held on March 15, 1996 at           at the offices of
          ,           , New York, New York           for the following purposes:

     1. To consider and act upon an Agreement and Plan of Reorganization and Liquidation (the "Agreement") between Hanover and Mutual Fund Trust ("Vista") providing for:

          (a) the transfer of all of the assets and liabilities of The 100% U.S. Treasury Securities Money Market Fund of Hanover to the Vista 100% U.S. Treasury Securities Money Market Fund (a newly organized Vista portfolio) in exchange for Vista Shares of the Vista 100% U.S. Treasury Securities Money Market Fund, the distribution of such shares to the shareholders of The 100% U.S. Treasury Securities Money Market Fund of Hanover and the subsequent termination of The U.S. 100% Treasury Securities Money Market Fund of Hanover (to be voted on only by the shareholders of The U.S. 100% Treasury Securities Money Market Fund of Hanover);

          (b) the transfer of all of the assets and liabilities of The U.S. Treasury Money Market Fund of Hanover to the Vista Treasury Plus Money Market Fund in exchange for Vista Shares of the Vista Treasury Plus Money Market Fund, the distribution of such shares to the shareholders of The U.S. Treasury Money Market Fund of Hanover and the subsequent termination of The U.S. Treasury Money Market Fund of Hanover (to be voted on only by the shareholders of The U.S. Treasury Money Market Fund of Hanover);

          (c) the transfer of all of the assets and liabilities of The U.S. Government Money Market Fund of Hanover to the Vista U.S. Government Money Market Fund in exchange for Vista Shares of the Vista U.S. Government Money Market Fund, the distribution of such shares to the shareholders of The U.S. Government Money Market Fund of Hanover and the subsequent termination of The U.S. Government Money Market Fund of Hanover (to be voted on only by the shareholders of The U.S. Government Money Market Fund of Hanover);

          (d) the transfer of all of the assets and liabilities of The Cash Management Fund of Hanover to the Vista Cash Management Fund (currently known as the Vista Global Money Market Fund) in exchange for Vista Shares of the Vista Cash Management Fund, the distribution of such shares to the shareholders of The Cash Management Fund of Hanover and the subsequent termination of The Cash Management Fund of Hanover (to be voted on only by the shareholders of The Cash Management Fund of Hanover);

          (e) the transfer of all of the assets and liabilities of The Tax Free Money Market Fund of Hanover to the Vista Tax Free Money Market Fund in exchange for Vista Shares of the Vista Tax Free Money Market Fund, the distribution of such shares to the shareholders of The Tax Free Money Market Fund of Hanover and the subsequent termination of The Tax Free Money Market Fund of Hanover (to be voted on only by the shareholders of The Tax Free Money Market Fund of Hanover); and

          (f) the transfer of all of the assets and liabilities of The New York Tax Free Money Market Fund of Hanover to the Vista New York Tax Free Money Market Fund in exchange for Vista Shares of the Vista New York Tax Free Money Market Fund, the distribution of such shares to the shareholders of The

     New York Tax Free Money Market Fund of Hanover and the subsequent termination of the New York Tax Free Money Market Fund of Hanover (to be voted on only by the shareholders of the New York Tax Free Money Market Fund of Hanover).

     2. Transaction of such other business as may properly come before the meeting.

     The Board of Directors of Hanover has recently reviewed and unanimously endorsed the proposals set forth in the accompanying Prospectus/Proxy Statement. Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of each of the portfolios of Hanover. By approving the Agreement, Hanover shareholders will be deemed to have waived temporarily certain of Hanover's investment limitations insofar as they might be deemed to apply to the transactions provided for therein. The Board of Directors knows of no other business that will be acted upon at the meeting.

     Each shareholder is invited to attend the Special Meeting in person.
Shareholders of record at the close of business on January    , 1996 have the
right to vote at the Special Meeting.

     A quorum for the Special Meeting for each Hanover portfolio will consist of the presence in person or by proxy of shareholders entitled to cast a majority of the votes of that portfolio entitled to be cast. In the event that a quorum for any Hanover portfolio is not present at the Special Meeting, or in the event that a quorum is present but sufficient votes to approve any of the matters to be acted upon are not received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares present or represented at the meeting in person or by proxy. The persons named as proxies will vote those proxies which they are entitled to vote FOR or AGAINST any such proposal in their discretion. A stockholder vote may be taken on one or more of the matters to be acted upon as described in the accompanying Prospectus/Proxy Statement prior to any such adjournment if sufficient votes have been received for approval.

     Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by attending the Special Meeting or completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. It is very important that you vote and that your voting instructions be received prior to the Special Meeting.

     WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, THE BOARD
         OF DIRECTORS SOLICITS YOUR PROXY AND STRONGLY INVITES YOUR
            PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND
                  RETURN YOUR PROXY AS SOON AS POSSIBLE.

     NOTE: You may receive more than one proxy package if you hold shares in more than one account or if you own shares in more than one portfolio which is being reorganized. You must return separate proxy cards for separate holdings. We have provided postage-paid return envelopes for each.

                                          By Order of the Board of Directors

                                          Joseph L. McElroy
                                          President

                 PRELIMINARY COPY -- FOR THE INFORMATION OF THE
                    SECURITIES AND EXCHANGE COMMISSION ONLY

               PROSPECTUS/PROXY STATEMENT DATED           , 1996

                          ACQUISITION OF THE ASSETS OF

                            THE HANOVER FUNDS, INC.
                                237 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 1-800-821-2371

                        BY AND IN EXCHANGE FOR SHARES OF

                               MUTUAL FUND TRUST
                              125 WEST 55TH STREET
                            NEW YORK, NEW YORK 10019
                                 1-800-34-VISTA

     This Prospectus/Proxy Statement relates to the proposed transfer of all of the assets and liabilities of each portfolio of The Hanover Funds, Inc. ("Hanover") to corresponding portfolios of Mutual Fund Trust ("Vista") having substantially identical investment objectives in exchange for Vista Shares of such portfolios of Vista. Vista is an open-end investment company of the management type offering shares in several portfolios, and, in most cases, multiple classes of shares in each such portfolio. As a result of the proposed transaction, each shareholder of a portfolio of Hanover will receive that number of Vista Shares of the corresponding portfolio of Vista equal in value at the date of the exchange to the value of such shareholder's shares of the portfolio of Hanover at such date. The terms and conditions of these transactions are more fully described in this Prospectus/Proxy Statement and in the Agreement and Plan of Reorganization and Liquidation between Vista and Hanover attached hereto as Exhibit A.

     This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Vista and its portfolios that a prospective investor should know before investing. A statement of
additional information dated           , 1996 (the "Statement of Additional
Information") containing additional information about Vista has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference into this Prospectus/Proxy Statement. A copy of Hanover's current prospectus may be obtained without charge by writing to Hanover at its address noted above or by calling 1-800-821-2371. A copy of the Statement of Additional Information may be obtained without charge by writing to Vista at its address noted above or by calling 1-800-34-VISTA.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
       REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS COMBINED PROXY
       STATEMENT/PROSPECTUS AND IN THE MATERIALS EXPRESSLY INCORPORATED
            HEREIN BY REFERENCE AND, IF GIVEN OR MADE, SUCH OTHER
          INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS
                  HAVING BEEN AUTHORIZED BY VISTA OR HANOVER.

    INVESTMENTS IN THE VISTA PORTFOLIOS ARE SUBJECT TO RISK -- INCLUDING THE POSSIBLE LOSS OF PRINCIPAL. SHARES OF THE VISTA MONEY MARKET PORTFOLIOS ARE NOT
    BANK DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, THE CHASE
      MANHATTAN BANK, N.A. OR ANY OF ITS AFFILIATES AND ARE NOT FEDERALLY
        INSURED BY, OBLIGATIONS OF, OR OTHERWISE SUPPORTED BY THE U.S.
          GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE
                  FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

   AN INVESTMENT IN THE VISTA MONEY MARKET PORTFOLIOS IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT ANY
PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                       ------
Summary................................................................................      3
Reasons for the Reorganization.........................................................      9
Information About the Reorganization...................................................     11
Voting Information.....................................................................     14
Comparison of Investment Objectives and Policies.......................................     15
Comparative Information on Shareholder Rights..........................................     34
Additional Information About Vista.....................................................     36
Information About Hanover..............................................................     58
Financial Statements and Experts.......................................................     58
Legal Matters..........................................................................     58
Appendix...............................................................................    A-1

Exhibit

A -- Agreement and Plan of Reorganization and Liquidation between Mutual Fund
     Trust and The Hanover Funds, Inc.

                                    SUMMARY

     This summary is qualified by reference to the more complete information contained in this Prospectus/Proxy Statement, the prospectus of Hanover and the Agreement and Plan of Reorganization and Liquidation attached to this Prospectus/Proxy Statement as Exhibit A. The information concerning Hanover contained or incorporated by reference into this Prospectus/Proxy Statement has been furnished by Hanover, and the information concerning Vista contained or incorporated by reference into this Prospectus/Proxy Statement has been furnished by Vista.

     Proposed Transaction. The Board of Directors of Hanover (the "Hanover Board"), including the Directors who are not "interested persons" of Hanover (the "Independent Directors"), has unanimously approved an Agreement and Plan of Reorganization and Liquidation (the "Agreement") providing for the transfer of all of the assets and liabilities (whether contingent or otherwise) of each portfolio of Hanover (each, a "Hanover Portfolio") to a corresponding portfolio of Vista (each, a "Vista Portfolio") having a substantially identical investment objective in exchange for Vista Shares of such Vista Portfolio. (The proposed transaction is referred to in this Prospectus/Proxy Statement as the "Reorganization.") The value of the shares of each Vista Portfolio issued in the Reorganization shall equal the value of the net assets of the corresponding Hanover Portfolio being acquired by such Vista Portfolio. In connection with the Reorganization, Vista Shares of each Vista Portfolio will be distributed to shareholders of the corresponding Hanover Portfolio in liquidation of that Hanover Portfolio. The number of full and fractional shares of a Vista Portfolio received by a shareholder of the corresponding Hanover Portfolio will be equal in value to the value of that shareholder's shares of the corresponding Hanover Portfolio as of 12:00 noon (in the case of Vista 100% U.S. Treasury Securities Money Market Fund, Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund and their corresponding Hanover Portfolios) or as of 2:00 p.m. (in the case of the other Vista Portfolios and their corresponding Hanover Portfolios) (Eastern time) on the closing date of the Reorganization. Upon completion of such distribution, Hanover will be dissolved and will then deregister as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), by filing the appropriate application with the Commission and will also be terminated under state law. As a result of the Reorganization, each shareholder of each Hanover Portfolio listed in the table below will become a shareholder of the Vista Portfolio listed opposite the Hanover Portfolio (each Hanover or Vista Portfolio being referred to herein as the "corresponding" Hanover or Vista Portfolio to the respective Vista or Hanover Portfolio listed opposite its name). Certain of the Vista Portfolios will be renamed in connection with the Reorganization, as indicated in the table below.

---------------------------------------------------------------------------------------------
          HANOVER PORTFOLIO                               VISTA PORTFOLIO
---------------------------------------------------------------------------------------------
  The 100% U.S. Treasury Securities
  Money Market Fund                   Vista 100% U.S. Treasury Securities Money Market Fund*
---------------------------------------------------------------------------------------------
  The U.S. Treasury Money Market
  Fund                                Vista Treasury Plus Money Market Fund
---------------------------------------------------------------------------------------------
  The Government Money Market Fund    Vista U.S. Government Money Market Fund
---------------------------------------------------------------------------------------------
  The Cash Management Fund            Vista Cash Management Fund**
---------------------------------------------------------------------------------------------
  The Tax Free Money Market Fund      Vista Tax Free Money Market Fund
---------------------------------------------------------------------------------------------
  The New York Tax Free Money
  Market Fund                         Vista New York Tax Free Money Market Fund
---------------------------------------------------------------------------------------------

 *Vista 100% U.S. Treasury Securities Money Market Fund is a newly organized portfolio of Vista created for the purpose of operating as a successor to The 100% U.S. Treasury Securities Money Market Fund of Hanover in connection with the Reorganization.

**Currently known as the Vista Global Money Market Fund.

     Under the proposed Reorganization, shareholders of each Hanover Portfolio will receive Vista Shares in a Vista Portfolio with a substantially identical investment objective and similar investment policies and restrictions. In addition, purchase, redemption and dividend policies will remain substantially unchanged.

     The investment advisers to the Hanover Portfolios are The Portfolio Group, Inc. ("TPG") (with respect to the Hanover 100% U.S. Treasury Securities Money Market Fund, the Hanover U.S. Treasury Money Market Fund, the Hanover Government Money Market Fund and the Hanover New York Tax Free Money Market Fund), and Texas Commerce Bank, National Association (with respect to the Hanover Cash Management Fund and the Hanover Tax Free Money Market Fund) ("TCBNA"). TPG is a wholly-owned direct subsidiary of CBC and TCBNA is an indirect wholly-owned subsidiary of CBC. The Chase Manhattan Bank, N.A. serves as the investment adviser to each of the existing Vista Portfolios. Pursuant to the Bank Merger described below under "Reasons for the Reorganization," The Chase Manhattan Bank, N.A. will be merged with and into Chemical Bank, at which time Chemical Bank will assume the Chase Manhattan name (as used herein, the term "Chase" refers to The Chase Manhattan Bank, N.A. and its successor in the Bank Merger, and the term "Adviser" means Chase (including its successor in the Bank Merger) in its capacity as investment adviser to the Vista Portfolios.). Following consummation of the Reorganization involving Hanover and Vista, Chase will serve as investment adviser to each of the Vista Portfolios. In addition, Chase Asset Management, Inc. ("CAM"), a wholly-owned operating subsidiary of Chase, will serve as the sub-investment adviser to each Vista Portfolio, other than the Vista Cash Management Fund and the Vista Tax Free Money Market Fund, following the consummation of the Reorganization pursuant to an agreement with Chase and will manage each such portfolio on a day-to-day basis. TCBNA, which currently serves as the investment adviser to the Hanover Cash Management Fund and the Hanover Tax Free Money Market Fund, will serve as the sub-investment adviser to the Vista Cash Management Fund and the Vista Tax Free Money Market Fund following the consummation of the Reorganization pursuant to an agreement with Chase and will manage those portfolios on a day-to-day basis.

     For the reasons set forth above and those set forth below under "Reasons for the Reorganization," the Hanover Board, including all of the independent Directors, has unanimously concluded that the Reorganization would be in the best interests of the shareholders of each Hanover Portfolio, and that the interests of existing shareholders of each Hanover Portfolio would not be diluted as a result of the transactions contemplated by the Reorganization. For all of the reasons noted, the Hanover Board has unanimously recommended approval of the Reorganization.

     The consummation of the Reorganization is contingent on the satisfaction of the conditions described below under "Information About the Reorganization." Prior to or effective upon the consummation of the Reorganization, it is anticipated that Vista will effect changes to certain of its procedures and investment policies and limitations, as well as to the composition of Vista's Board of Trustees (the "Vista Board") (collectively, the "Related Changes"). However, the failure to effect any or all of the Related Changes will not prevent the Reorganization from occurring. Information contained herein with respect to Vista and the Vista Portfolios describes the Related Changes where so indicated.

     If the Reorganization were to have been consummated as of November 30, 1995, the approximate resulting aggregate net assets of the (1) Vista 100% U.S. Treasury Securities Money Market Fund would be $1,338,000,000, (2) Vista Treasury Plus Money Market Fund would be $1,804,000,000, (3) Vista U.S. Government Money Market Fund would be $3,753,000,000, (4) Vista Cash Management Fund would be $2,504,000,000, (5) Vista Tax Free Money Market Fund would be $753,000,000 and (6) Vista New York Tax Free Money Market Fund would be $633,000,000.

     Tax Consequences. Prior to the consummation of the Reorganization, counsel to Hanover will issue an opinion that no gain or loss will be recognized by the Vista Portfolios or the Hanover Portfolios or shareholders of the Hanover Portfolios for federal income tax purposes as a result of the Reorganization. The holding period and tax basis of the shares of a Vista Portfolio received by a shareholder of the corresponding Hanover Portfolio will be the same as the holding period and tax cost basis of the shareholder's shares of the corresponding Hanover Portfolio. In addition, the holding period and tax basis of the assets of a Hanover Portfolio transferred to the corresponding Vista Portfolio as a result of the Reorganization will be the holding period and tax basis of those assets in the hands of that Hanover Portfolio immediately prior to the Reorganization. For further information about the tax consequences of the Reorganization, see "Information about the Reorganization -- Federal Income Tax Consequences."

     Investment Objectives and Policies. The following table sets forth the investment objective of each Hanover Portfolio and its corresponding Vista Portfolio and their investment approach. Although each Hanover Portfolio and its corresponding Vista Portfolio have substantially identical investment objectives and their investment policies and restrictions are similar, there are certain differences in the investment policies and restrictions of the portfolios that should be considered by shareholders of the Hanover Portfolios. See "Comparison of Investment Objectives and Policies."

------------------------------------------------------------------------------------------------
     HANOVER PORTFOLIO AND
      CORRESPONDING VISTA
          PORTFOLIO                           INVESTMENT OBJECTIVE AND APPROACH
------------------------------------------------------------------------------------------------
  Hanover 100% U.S. Treasury     Seek to provide as high a level of current income as is
  Securities Money Market Fund   consistent with maximum safety of principal and maintenance
  and Vista 100% U.S. Treasury   of liquidity, by investing only in short-term U.S. Treasury
  Securities Money Market Fund   obligations.
------------------------------------------------------------------------------------------------
  Hanover U.S. Treasury Money    Seek to provide maximum current income as is consistent
  Market Fund and Vista          with the preservation of capital and maintenance of
  Treasury Plus Money Market     liquidity, by investing only in short-term U.S. Treasury
  Fund                           obligations, and repurchase agreements collateralized by
                                 such securities.
------------------------------------------------------------------------------------------------
  Hanover Government Money       Seek to provide as high a level of income as is consistent
  Market Fund and Vista U.S.     with the preservation of capital and maintenance of
  Government Money Market Fund   liquidity, by investing only in short-term U.S. Treasury
                                 obligations issued or guaranteed by the U.S. Treasury,
                                 agencies or instrumentalities of the U.S. Government, and
                                 repurchase agreements collateralized by such securities.
------------------------------------------------------------------------------------------------
  Hanover Cash Management        Seek to provide maximum current income consistent with
  Fund and Vista Cash            preservation of capital and maintenance of liquidity, by
  Management Fund*               investing in high-quality short term U.S.
                                 dollar-denominated money market instruments.
------------------------------------------------------------------------------------------------
  Hanover Tax Free Money         Seek to provide as high a level of current income which is
  Market Fund and Vista Tax      exempt from federal income taxes as is consistent with the
  Free Money Market Fund         preservation of capital and maintenance of liquidity, by
                                 investing primarily in short-term municipal obligations.
------------------------------------------------------------------------------------------------
  Hanover New York Tax Free      Seek to provide as high a level of current income which is
  Money Market Fund and Vista    exempt from federal, New York State and New York City
  New York Tax Free Money        personal income taxes as is consistent with the
  Market Fund                    preservation of capital and maintenance of liquidity, by
                                 investing primarily in short-term municipal obligations
                                 issued by or on behalf of the State of New York, its
                                 instrumentalities or political subdivisions.
------------------------------------------------------------------------------------------------

---------------

*Currently known as the Vista Global Money Market Fund.

     Additional Trust Portfolios. In addition to the Vista Portfolios referred to above, Vista currently offers six additional portfolios, three of which are money market portfolios -- Vista Prime Money Market Fund, Vista California Tax Free Money Market Fund and Vista Federal Money Market Fund, and three of which are tax-free fixed-income portfolios and are not money market portfolios -- Vista Tax Free Income Fund, Vista New York Tax Free Income Fund and Vista California Intermediate Tax Free Fund. Vista may add additional portfolios from time to time in the future.

     Fees and Expenses. The table which follows sets forth ratios of expenses to average net assets ("Expense Ratios") for the Hanover Portfolios for the year ended November 30, 1995, as incurred after giving effect to certain voluntary fee waivers and expense reimbursements during the period ("Current" --

Column 1), as incurred without giving effect to such waivers and reimbursements ("Current Contractual" -- Column 2) and as are permitted to be incurred based upon the maximum levels provided for under current contractual arrangements ("Maximum Contractual" -- Column 3), and the pro-forma expense ratios for the Vista Shares of the corresponding Vista Portfolios as if the Reorganization had occurred at the commencement of the fiscal year ended August 31, 1995 based upon the fee arrangements that will be in place upon the consummation of the Reorganization, both reflecting the commitment by Chase, described below, voluntarily to waive fees and/or reimburse expenses in an amount sufficient to maintain the expense ratios for Vista Shares of the Vista Portfolios at the levels indicated for a period of at least one year period following consummation of the Reorganization ("Committed" -- Column 4), and without giving effect to such commitment based upon the maximum levels provided for under the contractual arrangements to be in effect upon the consummation of the Reorganization ("Contractual" -- Column 5).

     As indicated in the table below, after giving effect to the commitment by Chase to maintain the expense ratios of the Vista Portfolios for a period of at least one year following the consummation of the Reorganization, the Committed expense ratio for Vista Shares of each Vista Portfolio is lower than the Maximum Contractual expense ratio for the corresponding Hanover Portfolio for the respective periods presented.

                                                                                        CORRESPONDING
                                                                                       VISTA PORTFOLIOS
                                                                                      PRO-FORMA COMBINED
                                                                                   EXPENSE RATIOS** (VISTA
                                                  HANOVER EXPENSE RATIOS*                  SHARES)
                                                        (UNAUDITED)                      (UNAUDITED)
                                            ------------------------------------   ------------------------
                                              (1)         (2)           (3)           (4)           (5)
                                                        CURRENT       MAXIMUM
            HANOVER PORTFOLIOS              CURRENT   CONTRACTUAL   CONTRACTUAL    COMMITTED    CONTRACTUAL
------------------------------------------- -------   -----------   ------------   ----------   -----------
Hanover 100% U.S. Treasury Securities
  Money Market Fund........................   0.58        0.61%         0.71%         0.59%         0.76%
Hanover U.S. Treasury Money Market Fund....   0.58        0.63          0.73          0.59          0.74
Hanover Government Money Market Fund.......   0.59        0.62          0.72          0.59          0.71
Hanover Cash Management Fund...............   0.58        0.62          0.72          0.59          0.61
Hanover Tax Free Money Market Fund.........   0.62        0.66          0.76          0.59          0.73
Hanover New York Tax Free Money Market
  Fund.....................................   0.60        0.64          0.74          0.59          0.74
                                                                     -----------   ----------

---------------

* The Current expense ratios presented in Column 1 above give effect to certain voluntary fee waivers by certain service providers to the respective Hanover Portfolios during the periods presented. Absent such voluntary waivers, the expense ratios would be the Current Contractual expense ratios presented in Column 2 above. Had Hanover's distributor incurred and sought reimbursement for distribution expenses at the maximum level permitted under Hanover's plan of distribution, as more fully described below, the expense ratios would be the Maximum Contractual expense ratios presented in Column 3 above.

**The Committed expense ratios presented in Column 4 above reflect the agreement by Chase voluntarily to waive fees payable to it and/or reimburse expenses for a period of at least one year following the consummation of the Reorganization to the extent necessary to prevent the annualized expense ratio for Vista Shares of each Vista Portfolio for such period from exceeding 0.59% of average net assets. Absent such agreement, the pro-forma expense ratios would be the Contractual expense ratios presented in Column 5 above. In addition, Chase has agreed to waive fees payable to it and/or reimburse expenses for a two year period following consummation of the Reorganization to the extent necessary to prevent the annualized expense ratio for Vista Shares of each Vista Portfolio during such period from exceeding the Maximum Contractual expense ratio presented in Column 3 above for the corresponding Hanover Portfolio.

     There can be no assurance that the foregoing pro-forma expense ratios would have been the actual expense ratios for Vista Shares of the corresponding Vista Portfolios had the Reorganization been consummated when assumed above, or that the foregoing pro-forma Contractual expense ratios reflect the actual expense ratios, absent waivers and reimbursements, that would be incurred by the Vista Shares of the corresponding Vista Portfolios indicated above if the Reorganization is consummated.

     The fee payable for investment advisory services by each Hanover Portfolio is a monthly fee at an annual rate of 0.15% of its average daily net assets, while the fee which will be payable by each Vista Portfolio for investment advisory services upon consummation of the Reorganization will be a monthly fee at an annual rate of 0.10% of its average net assets.

     Hanover has adopted a plan of distribution pursuant to Rule 12b-1 under the 1940 Act which provides that each Hanover Portfolio may pay to the distributor of its shares an annual distribution fee of up to .10% of its average net assets as reimbursement for distribution expenses incurred. To date, the distributor of Hanover's shares has not collected distribution fees under the plan. The Vista Shares of the Vista Portfolios, after the consummation of the Reorganization, will be subject to an annual distribution fee of up to .10% of average net assets (with the exception of the Vista Cash Management Fund, which will not be subject to any distribution fees) as compensation for distribution services without regard to actual expenses incurred. The Vista Shares of the Vista Portfolios, after the consummation of the Reorganization, will be subject to an annual shareholder servicing fee payable periodically of up to .35% of average net assets. The Hanover Portfolios are currently subject to an annual shareholder servicing fee payable monthly at an annual rate of up to .35% of average net assets.

     The aggregate fees payable by Hanover for administration and fund accounting services are a monthly fee at an annual rate of .09% of the first $500 million of average daily net assets of the Hanover Portfolios, 0.08% of the next $500 million of such assets, and 0.07% of such assets in excess of $1 billion, plus $25,000 per year for each Hanover Portfolio. In contrast, the aggregate fees that will be payable by Vista for administration and fund accounting services upon consummation of the Reorganization will be a monthly fee at an annual rate of .10% of average daily net assets of the Vista Portfolios, plus $45,000 per year for each Vista Portfolio and a quotation fee of 50c per quote per day. Hanover and Vista each pay fees for transfer agency services on a per account basis, which may vary depending on the type of account involved. The fees payable by Hanover for custody services are a monthly fee at an annual rate of .015% of the first $300 million of the aggregate average daily net assets of the Hanover Portfolios, .010% of the next $300 million of such assets and .005% of such assets in excess of $600 million, plus a fee of $25.00 for each transaction involving a security which is not book-entry and $15.00 for each transaction involving a book-entry security. The fees that will be in effect for Vista for custody services upon consummation of the Reorganization are a monthly fee at an annual rate of .010% of the first $250 million of the aggregate average daily net assets, .0075% of the next $250 million of such assets and .005% of such assets in excess of $500 million, plus a fee of $10.00 for each transaction involving a book-entry security, $20.00 for each transaction involving a physical security and $10 for income collections.

     In addition to the fees described above, each of the Hanover Portfolios and Vista Portfolios bears certain additional fees and expenses relating to, among other things, printing and audit, legal and other professional services.

     For more complete information regarding the historical and projected expenses of the Vista Portfolios, see "Additional Information about Vista -- Expenses."

     Distribution and Shareholder Servicing Arrangements. Hanover Funds Distributor, Inc. acts as distributor for Hanover (the "Hanover Distributor") and Vista Broker-Dealer Services, Inc. acts as distributor for Vista (the "Vista Distributor"). Hanover has adopted a plan (the "Hanover Plan") under Rule 12b-1 under the 1940 Act. Under the Hanover Plan, each Hanover Portfolio may, solely for the purpose of reimbursing the Hanover Distributor for activities primarily intended to result in the sale of its shares, spend up to .10% of its net assets annually in accordance with the Hanover Plan. As noted above, the Hanover Portfolios currently do not bear any distribution fees. Activities for which the Hanover Distributor may be reimbursed under the Hanover Plan include (but are not limited to) the development and implementation of direct mail promotions and advertising for the Hanover Portfolios and the preparation, printing and distribution of prospectuses for the Hanover Portfolios to recipients other than existing shareholders.

     Vista has also adopted a Plan of Distribution (the "Vista Distribution Plan") under Rule 12b-1 under the 1940 Act. Under the Vista Distribution Plan, following the consummation of the Reorganization, each Vista Portfolio (other than the Vista Cash Management Fund) will be authorized, effective upon the consummation of the Reorganization, to spend up to .10% of average net assets annually as compensation to the Vista Distributor for distribution services provided by it. A substantial portion of the distribution fees payable to the Vista Distributor under the Vista Distribution Plan is paid by the Vista Distributor to non-affiliated broker-dealers for distribution services that they provide. The fees payable to the Vista Distributor under the Vista Distribution Plan will be payable without regard to actual expenses incurred.

     Hanover and Vista are each authorized to enter into Shareholder Servicing Agreements with financial institutions and selected dealers ("Shareholder Servicing Agents") which provide certain shareholder administrative support services. Chemical and certain of its affiliates, among others, currently act as Shareholder Servicing Agents for the Hanover Portfolios. Each Hanover Shareholder Servicing Agent is paid a fee at an annual rate of up to .35% of the average daily net asset value of shares in each Hanover Portfolio for which it acts as Shareholder Servicing Agent. Chase and certain of its affiliates, among others, currently act as Shareholder Servicing Agents for Vista. The fees payable by Vista Shares of the Vista Portfolios for shareholder servicing following the Reorganization will be paid at an annual rate of up to .35% of average net assets.

     Purchase and Redemption. All purchase orders for shares of Hanover Portfolios must be placed through a Hanover Shareholder Servicing Agent or the Hanover Distributor in accordance with procedures established by such Hanover Shareholder Servicing Agents or the Hanover Distributor in connection with requirements of the accounts of customers. Purchase orders must generally be received by the Hanover Distributor prior to 12:00 noon to be executed on the same day. Purchase orders received by the Hanover Distributor after 12:00 noon are only accepted in Hanover's discretion, and orders received after 4:00 p.m., Eastern time, are not accepted. All purchase orders for Vista Shares of Vista Portfolios must be placed through a Vista Shareholder Servicing Agent, brokers or certain financial institutions which have entered into Selected Dealer Agreements with the Vista Distributor ("Selected Dealers"), or the Vista Distributor in accordance with procedures established by such Vista Shareholder Servicing Agents, Selected Dealers or the Vista Distributor in connection with requirements of the accounts of customers. Currently, in order for purchases of Vista Shares to be executed on the same day, such purchase orders must be received by Vista's transfer agent by 12:00 noon, Eastern time, for the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, and by 2:00 p.m., Eastern time for the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund. Effective upon consummation of the Reorganization, although the aforementioned deadlines will generally continue in effect, purchase orders for Vista Shares of the Vista Treasury Plus Money Market Fund and the Vista Cash Management Fund received by Vista's transfer agent after 2:00 p.m., Eastern time, and prior to 4:00 p.m., Eastern time, may be accepted and executed on the same day in Vista's discretion. The minimum initial purchase for individuals for Vista Shares is $2,500. This minimum will be waived for Hanover Portfolio shareholders that receive Vista Portfolio shares in connection with the Reorganization. The Hanover Portfolios do not have a minimum purchase amount. Each Hanover and Vista Shareholder Servicing Agent may establish its own terms, conditions and charges with respect to the services provided by it.

     Hanover shares may be redeemed in accordance with instructions and limitations established by a Shareholder Servicing Agent or through the Hanover Distributor. Vista Portfolio shares may be redeemed either through a Shareholder Servicing Agent or through the Vista Distributor. Redemption orders for each Hanover Portfolio and each Vista Portfolio are effected at the net asset value per share next determined after the order is received by the Hanover Distributor or Vista's transfer agent, as the case may be. Payment for redemption requests received by the Hanover Distributor before 12:00 noon, Eastern time, will normally be wired or credited to the customer's Shareholder Servicing Agent that day. Redemptions of Vista Shares will be effected and the proceeds paid on the same day the redemption request is made if such request is received prior to 12:00 noon, Eastern time, for the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, and prior to 2:00 p.m.,

Eastern time for the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund. Each Hanover Portfolio and Vista Portfolio may suspend the right of redemption or postpone the date of payment for shares for more than seven days during any period when
(i) trading on the New York Stock Exchange is restricted; (ii) the Exchange is closed for other than customary weekend and holiday closings; or (iii) an emergency exists as determined by the Commission.

     Dividends and Distributions. Each Hanover Portfolio and each Vista Portfolio declares dividends from available net investment income daily and pays such dividends monthly.

     Risk Factors. Because of the similarities of investment objectives and policies of the Hanover Portfolios and the corresponding Vista Portfolios, the risks associated with an investment in the Hanover Portfolios are generally the same as those associated with an investment in corresponding Vista Portfolios. These investment risks, in general, are those typically associated with investing in a managed portfolio of the specific types of instruments that each Hanover Portfolio and each corresponding Vista Portfolio invests in. The risks of investment in the Vista Cash Management Fund and the Hanover Cash Management Fund include the risks associated with investments in bank obligations and dollar-denominated securities of foreign issuers. The risks of investment in the Hanover Tax Free Money Market Fund and the Vista Tax Free Money Market Fund relate primarily to the ability of these portfolios to concentrate investments in municipal obligations and the risks associated with these types of investments. The Vista Tax Free Money Market Fund is a non-diversified portfolio, unlike the Hanover Tax Free Money Market Fund, and therefore also bears the risks associated with its non-diversified status. The risks of investment in the Hanover New York Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, in addition to including the risks associated with the Hanover Tax Free Money Market Fund and the Vista Tax Free Money Market Fund, relate primarily to the non-diversified nature of these portfolios and the risks associated with obligations issued by the State of New York and its political subdivisions and instrumentalities. Further information relating to the risks associated with an investment in these portfolios is set forth below under "Comparison of Investment Objectives and Policies."

                         REASONS FOR THE REORGANIZATION

     The Reorganization has been proposed by the Vista Board and the Hanover Board as a result of the consequences of the merger (such merger being referred to herein as the "Parent Merger"), announced in August 1995, of The Chase Manhattan Corporation ("CMC") with and into Chemical Banking Corporation ("CBC"). Pursuant to the merger agreement entered into between CMC and CBC on August 27, 1995, the effectiveness of the Parent Merger is subject to certain conditions, including the receipt of certain regulatory approvals and the approval of the shareholders of CMC and CBC. Following the Parent Merger, Chase, the principal operating subsidiary of CMC and the investment adviser to each of the Vista Portfolios, will be merged (such merger being referred to herein as the "Bank Merger") with and into Chemical, a principal operating subsidiary of CBC, with the surviving entity being renamed The Chase Manhattan Bank. CMC and CBC anticipate that the Parent Merger may occur as early as January 31, 1996 and that the Bank Merger will occur during July 1996. On December 11, 1995, the respective shareholders of CMC and CBC voted to approve the Parent Merger.

     In determining whether to recommend approval of the Reorganization to shareholders of Hanover, the Hanover Board (including the independent Directors, with the advice and assistance of independent legal counsel) made an inquiry into a number of matters and considered the following factors, among others: (1) the advantages to each Hanover Portfolio and corresponding Vista Portfolio as well as to CBC and its affiliates following the Parent Merger of eliminating the unnecessary competition and duplication of effort inherent in marketing funds having similar investment objectives; (2) the compatibility of the investment objectives, policies, restrictions and portfolios, as well as service features available to shareholders of each Hanover Portfolio and each corresponding Vista Portfolio; (3) the capabilities and resources of Chase (including Chemical as its successor in the Bank Merger), its affiliates and other Vista service providers in the areas of investment management, administration, fund accounting, transfer agency, custody, marketing and shareholder servicing; (4) expense ratios and available information regarding the fees and expenses of each

Hanover Portfolio, each corresponding Vista Portfolio and the relevant share class thereof (historical and pro forma) as well as similar funds; (5) the historical performance of the Vista Portfolios and the Hanover Portfolios; (6) portfolio transaction policies of the Hanover Portfolios and the Vista Portfolios; (7) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of shareholder interests; (8) costs incurred by each Hanover Portfolio and each corresponding Vista Portfolio as a result of the Reorganization; (9) tax consequences of the Reorganization; (10) possible alternatives to the Reorganization; and (11) the commitment of CBC and its affiliates following the Parent Merger to maintain and enhance its position in the money market fund business and the prospects that the combination of the respective portfolios will ensure the continued strength of the money market fund efforts of CBC and its affiliates for the benefit of shareholders of the Vista Portfolios, including former shareholders of the Hanover Portfolios.

     In reaching the decision to recommend that the shareholders of each Hanover Portfolio vote to approve the Reorganization, the Hanover Board concluded that the participation of each Hanover Portfolio in the Reorganization is in the best interests of its respective shareholders and would not result in the dilution of such shareholders' interests. Their conclusion was based on a number of factors, including the following:

          1. The Reorganization would permit the shareholders of the Hanover U.S. Treasury Money Market Fund, the Hanover Government Money Market Fund, the Hanover Cash Management Fund, the Hanover Tax Free Money Market Fund and the Hanover New York Tax Free Money Market Fund to pursue substantially the same investment goals in respectively larger funds. Such larger funds should enhance the ability of portfolio managers to effect their portfolio transactions on more favorable terms and give portfolio managers greater investment flexibility and the ability to select a larger number of portfolio securities, with the attendant benefits of increased diversification. Because the Vista 100% U.S. Treasury Securities Money Market Fund has been newly organized to acquire the assets of the Hanover 100% U.S. Treasury Securities Money Market Fund and will not commence operations until the consummation of the Reorganization, the Vista 100% U.S. Treasury Securities Money Market Fund, immediately following the Reorganization, will not be larger than the Hanover 100% U.S. Treasury Securities Money Market Fund, but should nonetheless benefit from being part of a larger, combined fund group.

          2. Under the Reorganization, current shareholders of each of the Hanover Portfolios would receive the investment advisory services of Chase (including Chemical as its successor in the Bank Merger) and day-to-day management by CAM (in the case of all Hanover Portfolios other than the Hanover Cash Management Fund and the Hanover Tax Free Money Market Fund) or TCBNA (in the case of the Hanover Cash Management Fund and the Hanover Tax Free Money Market Fund). Chase, including its predecessor organizations, has over 100 years of money management experience. Chase currently manages 32 mutual fund portfolios, which invest in a broad array of assets and include money market, debt and equity, and domestic as well as international, portfolios. Also included among Chase's accounts are commingled trust funds and a broad spectrum of individual trust and investment management portfolios with varying investment objectives. CAM is registered with the Commission as an investment adviser and was formed for the purpose of providing discretionary investment advisory services to institutional clients and to consolidate Chase's investment management function, and the same individuals who serve as portfolio managers for CAM also serve as portfolio managers for Chase. Current shareholders of the Hanover Cash Management Fund and the Hanover Tax Free Money Market Fund would continue, under the Reorganization, to receive the day-to-day investment management services of TCBNA. TCBNA has been in the investment counselling business since 1987 and is an indirect, wholly owned subsidiary of CBC. TCBNA renders investment advice to a wide variety of corporations, pension plans, foundations, trusts and individuals.

          3. Through the Reorganization, shareholders of the Hanover Portfolios would become shareholders in a larger combined fund family consisting of a wide range of stock, bond and money market funds, including both domestic and international portfolios.

          4. It is expected that the Reorganization will lead to a more focused marketing and distribution effort with respect to the Vista Portfolios, thereby reducing potential investor confusion and promoting asset growth in such portfolios.

                      INFORMATION ABOUT THE REORGANIZATION

     Agreement and Plan of Reorganization and Liquidation. The following summary of the Agreement is qualified in its entirety by reference to the form of the Agreement attached to this Prospectus/Proxy Statement as Exhibit A. The Agreement, to which Vista and Hanover are parties, provides that the Vista 100% U.S. Treasury Securities Money Market Fund will acquire all of the assets and liabilities of the Hanover 100% U.S. Treasury Securities Money Market Fund in exchange for Vista Shares of the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Treasury Plus Money Market Fund will acquire all of the assets and liabilities of the Hanover U.S. Treasury Money Market Fund in exchange for Vista Shares of the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund will acquire all of the assets and liabilities of the Hanover Government Money Market Fund in exchange for Vista Shares of the Vista U.S. Government Money Market Fund, the Vista Cash Management Fund will acquire all of the assets and liabilities of the Hanover Cash Management Fund in exchange for Vista Shares of the Vista Cash Management Fund, the Vista Tax Free Money Market Fund will acquire all of the assets and liabilities of the Hanover Tax Free Money Market Fund in exchange for Vista Shares of the Hanover Tax Free Money Market Fund, and the Vista New York Tax Free Money Market Fund will acquire all of the assets and liabilities of the Hanover New York Tax Free Money Market Fund in exchange for Vista Shares of the Vista New York Tax Free Money Market Fund. Subject to the satisfaction of the
conditions described below, such acquisitions shall take place on March    ,
1996 or such later date as may be agreed upon by the parties (the "Closing Date"). The net asset value per Vista Share for each Vista Portfolio will be determined by dividing each portfolio's net assets attributable to such class of its shares by the total number of its outstanding shares of such class.

     As is the case with the Hanover Portfolios, there can be no assurance that the Vista Portfolios will be able to maintain a stable net asset value of $1.00 per share. Portfolio securities will be valued in accordance with the valuation practices of the Vista Portfolios, which are described below under "Additional Information About Vista -- F. Other Information Concerning Shares of Vista."

     As promptly as practicable after the Closing Date, each Hanover Portfolio will liquidate and distribute pro rata to its shareholders of record as of 12:00 noon (in the case of the Vista 100% U.S. Treasury Securities Money Market Fund, the Hanover Tax Free Money Market Fund and the Hanover New York Tax Free Money Market Fund) or as of 2:00 p.m. (in the case of the other Hanover Portfolios) (New York time) on the Closing Date the shares of the corresponding Vista Portfolio received by that Hanover Portfolio in the Reorganization. Such liquidation and distribution will be accomplished by the establishment of accounts on the share records of the Vista Portfolios in the names of the shareholders of the corresponding Hanover Portfolio, each account representing the respective pro rata number of shares of such Vista Portfolio due the shareholder. After such distribution and the winding up of its affairs, the Hanover Portfolios will be terminated and Hanover will be dissolved and will be deregistered as an investment company under the 1940 Act.

     The Vista Board and the Hanover Board have each determined, with respect to their respective portfolios that are parties to the Reorganization, that the interests of existing shareholders of such portfolios will not be diluted as a result of the transactions contemplated by the Reorganization and that participation in the Reorganization is in the best interests of each such portfolio's shareholders.

     Certain of the existing investment limitations of the Hanover Portfolios that require shareholder approval for amendment prohibit the Hanover Portfolios from purchasing common stock or investing more than a stated percentage of its assets in an issuer's securities. By approving the Agreement, the shareholders of the Hanover Portfolios will be deemed to have agreed to waive temporarily these limitations insofar as they might be deemed to apply to the Reorganization.

     The consummation of the Reorganization is subject to the conditions set forth in the Agreement, including that the Parent Merger be consummated and that the majority of the shareholders of each Hanover Portfolio approve the Reorganization. The Agreement may be terminated and the Reorganization abandoned at any time prior to the Closing Date, before or after approval by the shareholders of the Hanover Portfolios, by either Hanover or Vista if (i) any condition or covenant set forth in the Agreement has not been fulfilled or waived by the party entitled to its benefits, (ii) there has been a material breach by the other party or (iii) the Vista Board or the Hanover Board, as the case may be, determines that proceeding with the Reorganization is not in the best interests of that party's shareholders. The Agreement provides that either party may waive compliance with any of the covenants or conditions made therein for its benefit, except for certain conditions regarding the receipt of regulatory approvals.

     The expenses of the Reorganization, including the cost of a proxy soliciting agent that has been retained (see "Voting Information"), will be borne by CBC and/or CMC.

     Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of each Hanover Portfolio entitled to vote on the matter. If the Reorganization is not approved by the shareholders of each Hanover Portfolio or is not consummated for any other reason, the Hanover Board will consider other possible courses of action. Approval of the Agreement by the shareholders of each Hanover Portfolio will also constitute approval of Hanover's dissolution and deregistration under the 1940 Act following consummation of the Reorganization. See "Voting Information" below.

                 THE HANOVER BOARD HAS UNANIMOUSLY RECOMMENDED
                           APPROVAL OF THE AGREEMENT.

     Description of Shares of Vista. Shareholders of each Hanover Portfolio will be issued Vista Shares of the corresponding Vista Portfolio in accordance with the procedures provided for in the Agreement as described above. Each such share will be fully paid and non-assessable when issued with no personal liability attaching to the ownership thereof and transferable without restrictions and will have no preemptive or conversion rights.

     Federal Income Tax Consequences. As a condition to the consummation of the Reorganization, Hanover and Vista will each receive an opinion from Simpson Thacher & Bartlett to the effect that, on the basis of existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization will constitute a reorganization within the meaning of
Section 368(a)(1) of the Code with respect to each Hanover Portfolio and its corresponding Vista Portfolio; (2) no gain or loss will be recognized by any of the Hanover Portfolios or the corresponding Vista Portfolios upon the transfer of all of the assets and liabilities, if any, of each Hanover Portfolio to its corresponding Vista Portfolio solely in exchange for corresponding Vista Portfolio shares or upon the distribution of the shares of the corresponding Vista Portfolios to the shareholders of the Hanover Portfolios solely in exchange for all of their shares of the Hanover Portfolios; (3) no gain or loss will be recognized by shareholders of any of the Hanover Portfolios upon the exchange of such Hanover Portfolio's shares solely for shares of its corresponding Vista Portfolio; (4) the holding period and tax basis of the corresponding Vista Portfolio shares received by each shareholder of each Hanover Portfolio pursuant to the Reorganization will be the same as the holding period (provided the shares of the Hanover Portfolios were held as a capital asset on the date of the Reorganization) and tax basis of the shares of the Hanover Portfolio held by the shareholder immediately prior to the Reorganization; and (5) the holding period and tax basis of the assets of each of the Hanover Portfolios acquired by its corresponding Vista Portfolio will be the same as the holding period and tax basis of those assets to each of the Hanover Portfolios immediately prior to the Reorganization. The payment by CBC and/or CMC of certain expenses of Hanover and Vista which are directly related to the Reorganization will not affect such opinion. However, no opinion will be given as to any other federal income tax consequences of the payment of such expenses.

     Capitalization. The following tables show the capitalization (unaudited) of each Hanover Portfolio and the corresponding Vista Portfolio as of November 30, 1995, and on a pro-forma combined basis as of that date for the Reorganization giving effect to the proposed acquisition of assets at net asset value:

                                      VISTA 100%
                                     U.S. TREASURY      HANOVER 100% U.S.
                                      SECURITIES            TREASURY
                                     MONEY MARKET          SECURITIES            PRO-FORMA
                                        FUND(1)         MONEY MARKET FUND        COMBINED
                                   -----------------    -----------------    -----------------
Net Assets
  Vista Shares(2)...............         $0              $1,337,548,820       $1,337,548,820
  Premier Shares................         $0                   $0                   $0
  Institutional Shares..........         $0                   $0                   $0
Net Asset Value per Share(3)....         --                  $1.00                $1.00
Shares Outstanding..............          0              1,337,562,968        1,337,562,968

                                    VISTA TREASURY        HANOVER U.S.
                                         PLUS               TREASURY             PRO-FORMA
                                   MONEY MARKET FUND    MONEY MARKET FUND        COMBINED
                                   -----------------    -----------------    -----------------
Net Assets
  Vista Shares(2)...............         $0              $1,663,828,952       $1,663,828,952
  Premier Shares................     $55,909,617              $0               $55,909,617
  Institutional Shares..........     $83,936,697              $0               $83,936,697
Net Asset Value per Share(3)....        $1.00                $1.00                $1.00
Shares Outstanding..............     139,829,131         1,663,828,952        1,803,658,083

                                      VISTA U.S.             HANOVER
                                      GOVERNMENT           GOVERNMENT            PRO-FORMA
                                   MONEY MARKET FUND    MONEY MARKET FUND        COMBINED
                                   -----------------    -----------------    -----------------
Net Assets
  Vista Shares(2)...............    $348,724,311        $1,551,998,439        $1,900,722,750
  Premier Shares................    $1,064,318,943            $0              $1,064,318,943
  Institutional Shares..........    $787,731,705              $0              $787,731,705
Net Asset Value per Share(3)....        $1.00                $1.00                $1.00
Shares Outstanding..............    2,200,773,505        1,551,998,439        3,752,771,944

                                      VISTA CASH          HANOVER CASH           PRO-FORMA
                                    MANAGEMENT FUND      MANAGEMENT FUND         COMBINED
                                   -----------------    -----------------    -----------------
Net Assets
  Vista Shares(2)...............    $100,904,317         $1,634,493,092       $1,735,397,409
  Premier Shares................    $423,768,849              $0              $423,768,849
  Institutional Shares..........    $344,735,362              $0              $344,735,362
Net Asset Value per Share(3)....        $1.00                $1.00                $1.00
Shares Outstanding..............     869,343,150         1,634,493,092        2,503,836,242

                                    VISTA TAX FREE      HANOVER TAX FREE         PRO-FORMA
                                   MONEY MARKET FUND    MONEY MARKET FUND        COMBINED
                                   -----------------    -----------------    -----------------
Net Assets
  Vista Shares(2)...............    $155,137,950         $314,466,384         $469,604,334
  Premier Shares................    $152,377,832              $0              $152,377,832
  Institutional Shares..........    $130,800,571              $0              $130,800,571
Net Asset Value per Share(3)....        $1.00                $1.00                $1.00
Shares Outstanding..............     438,154,570          314,512,104          752,666,674

                                    VISTA NEW YORK      HANOVER NEW YORK
                                       TAX FREE             TAX FREE             PRO-FORMA
                                   MONEY MARKET FUND    MONEY MARKET FUND        COMBINED
                                   -----------------    -----------------    -----------------
Net Assets
  Vista Shares(2)...............    $380,464,579         $252,621,101         $633,085,680
Net Asset Value per Share(3)....        $1.00                $1.00                $1.00
Shares Outstanding..............     380,451,873          252,668,725          633,120,598

---------------

(1) The Vista 100% U.S. Treasury Securities Money Market Fund has been newly organized to acquire the assets of the Hanover 100% U.S. Treasury Securities Money Market Fund; no shares are outstanding at November 30, 1995.

(2) Information presented for the corresponding Hanover Portfolio is for the class of shares that will receive the class of shares of the corresponding Vista Portfolio indicated pursuant to the Reorganization.

(3) For each class of shares outstanding.

                               VOTING INFORMATION

     Proxies from the shareholders of each Hanover Portfolio are being solicited by the Hanover Board for the Special Meeting of Shareholders to be held on March
15, 1996 at the offices of           ,           , New York, New York
          , at    .M. or at such later time as necessary by adjournment. A proxy may be revoked at any time before the meeting by oral or written notice to Hanover. Unless revoked, all valid proxies will be voted in accordance with the specification thereon, or in the absence of specification, for approval of the Agreement. Approval of the Agreement will require the affirmative vote of the holders of at least a majority of the outstanding shares of each portfolio of Hanover entitled to vote thereon. Approval of the Agreement by the shareholders of each Hanover Portfolio will also constitute approval of Hanover's dissolution and deregistration under the 1940 Act following consummation of the Reorganization.

     Proxies are to be solicited by mail. Additional solicitations may be made by telephone, telegram or personal contact by officers, employees or agents of
CBC and its affiliates. Each Hanover Portfolio has retained           to assist
in the solicitation of proxies in connection with the Reorganization. The cost
of solicitation, including a fee of $          will be paid by CBC and/or CMC.

     Under the Agreement, shareholders of each Hanover Portfolio will receive Vista Shares of the corresponding Vista Portfolio, as described above, with an aggregate net asset value equal to the value of the shareholder's investment in each Hanover Portfolio at the effective time of the transaction. This method of valuation is also consistent with interpretations of Rule 22c-1 under the 1940 Act by the Commission's Division of Investment Management. Any shareholder of a Hanover Portfolio may redeem his or her shares at the then-current net asset value prior to the Closing Date.

     Shareholders of the Hanover Portfolios of record at the close of business
on January    , 1996 will be entitled to vote at the Special Meeting or any adjournment of the meeting. The holders of a majority of the shares outstanding of each such Hanover Portfolio at the close of business on that date present in person or represented by proxy will constitute a quorum for the meeting; however, as noted above, the affirmative vote of at least a majority of the shares outstanding of each such Hanover Portfolio at the close of business on that date is required to approve the Reorganization. Shareholders are entitled to one vote for each share held and fractional votes the fractional shares held.
As of January    , 1996, as shown on the books of Hanover, there were issued and
outstanding           shares of the Hanover 100% U.S. Treasury Securities Money
Market Fund,           shares of the Hanover U.S. Treasury Money Market Fund,
          shares of the Hanover Government Money Market Fund,           shares
of the Hanover Cash Management Fund,           shares of the Hanover Tax Free
Money Market Fund, and           shares of the Hanover New York Tax Free Money
Market Fund. The votes of the shareholders of the corresponding Vista Portfolios are not being solicited to approve the Reorganization, since their approval or consent is not required with respect to the Reorganization. Their votes are being solicited, however, in connection with the approval of certain of the Related Changes.

     The Agreement was approved for Hanover by unanimous vote of the Hanover Board, including all of the Directors then serving who were not interested persons of Hanover or Vista (other than in their capacity as Trustees or Directors of Vista or Hanover, as the case may be).

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

     The investment objective of each Vista Portfolio and the corresponding Hanover Portfolio are substantially identical. In seeking to achieve its investment objective, each Vista Portfolio is guided by investment policies and restrictions that are substantially similar except as otherwise noted below, to those of the corresponding Hanover Portfolio.

     The investment objective and policies of each of the Vista Portfolios, after giving effect to the Related Changes except where otherwise indicated, are set forth below, together with a discussion of the primary differences from those of the respective corresponding Hanover Portfolios. The investment objective of each Vista Portfolio is fundamental and may not be changed without the affirmative vote of a majority of its outstanding shares. Of course, achievement of these objectives cannot be guaranteed.

     The Vista Portfolios seek to maintain a net asset value of $1.00 per share for purchases and redemptions. To do so, the Vista Portfolios, like the Hanover Portfolios, use the amortized cost method of valuing securities pursuant to Rule 2a-7 under the 1940 Act, certain requirements of which are summarized as follows. In accordance with Rule 2a-7, the Vista Portfolios are required to maintain a dollar-weighted average portfolio maturity of 90 days or less and purchase only instruments which have or are deemed to have remaining maturities of 397 days or less. Each Vista Portfolio invests only in U.S. dollar denominated securities determined in accordance with procedures established by the Board of Trustees of Vista to present minimal credit risks and which are rated in the highest short-term rating category (the two highest short-term rating categories in the case of the Vista New York Tax Free Money Market Fund) by at least two nationally recognized statistical rating organizations ("NRSROs") (or one rating organization if the instrument was rated only by one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Board of Trustees of Vista. If a security is backed by an unconditional demand feature, the issuer of the demand feature rather than the issuer of the underlying security may be relied upon in determining whether the foregoing criteria have been met. Securities in which the Vista Portfolios and Hanover Portfolios invest may not earn as high a level of current income as long-term or lower quality securities.

A.  VISTA 100% U.S. TREASURY SECURITIES MONEY MARKET FUND

     The investment objective of the Vista 100% U.S. Treasury Securities Money Market Fund is to seek to provide maximum current income consistent with maximum safety of principal and maintenance of liquidity. The Vista 100% U.S. Treasury Securities Money Market Fund seeks to achieve its investment objective by investing in obligations issued by the U.S. Treasury, including U.S. Treasury bills, bonds and notes, which differ principally only in their interest rates, maturities and dates of issuance. The Vista 100% U.S. Treasury Securities Money Market Fund does not purchase securities issued or guaranteed by agencies or instrumentalities of the U.S. Government, nor does it enter into repurchase agreements. The dollar weighted average maturity of the Vista 100% U.S. Treasury Securities Money Market Fund will be 90 days or less. Although the Vista 100% U.S. Treasury Securities Money Market Fund seeks to be fully invested, at times it may hold uninvested cash reserves, which would adversely affect its yield.

     Although the Vista 100% U.S. Treasury Securities Money Market Fund's investment objective may not be changed without shareholder approval, such approval is not required to change any of the other investment policies discussed above or in "G. Additional Information on Investment Policies and Techniques," except for policies identified as fundamental.

Differences with Hanover 100% U.S. Treasury Securities Money Market Fund

     Because the Vista 100% U.S. Treasury Securities Money Market Fund has been created for the purpose of operating as a successor to the Hanover 100% U.S. Treasury Securities Money Market Fund in connection with the Reorganization, the investment objective, policies and restrictions of the Vista 100% U.S. Treasury Securities Money Market Fund and the Hanover 100% U.S. Treasury Securities Money Market Fund are substantially identical, except for certain differences discussed below under "G. Additional Information on Investment Policies and Techniques" and "H. Investment Limitations."

B.  VISTA TREASURY PLUS MONEY MARKET FUND

     The investment objective of the Vista Treasury Plus Money Market Fund is to seek to provide maximum current income consistent with preservation of capital and maintenance of liquidity. The Vista Treasury Plus Money Market Fund seeks to achieve its investment objective by investing in obligations issued by the U.S. Treasury, including U.S. Treasury bills, bonds and notes. In addition, the Vista Treasury Plus Money Market Fund will seek to enhance its yield by investing in repurchase agreements which are fully collateralized by U.S. Treasury obligations. The dollar weighted average maturity of the Vista Treasury Plus Money Market Fund will be 60 days or less. Although the Vista Treasury Plus Money Market Fund seeks to be fully invested, at times it may hold uninvested cash reserves, which would adversely affect its yield.

     The Vista Treasury Plus Money Market Fund may invest in U.S. Government securities issued or guaranteed as to principal and interest by the U.S. Government, including U.S. Treasury bills, bonds, and notes, which differ principally only in their interest rates, maturities and dates of issuance.

     Although the Vista Treasury Plus Money Market Fund's investment objective may not be changed without shareholder approval, such approval is not required to change any of the other investment policies discussed above or in "G. Additional Information on Investment Policies and Techniques," except for policies identified as fundamental.

Differences with Hanover U.S. Treasury Money Market Fund

     In contrast to the Vista Treasury Plus Money Market Fund, the Hanover U.S. Treasury Money Market Fund is permitted to maintain a dollar weighted average portfolio maturity of up to 90 days.

     For a discussion of certain additional differences between the Vista Treasury Plus Money Market Fund and the Hanover U.S. Treasury Money Market Fund, see "G. Additional Information on Investment Policies and Techniques" and
"H. Investment Limitations."

C.  VISTA U.S. GOVERNMENT MONEY MARKET FUND

     The investment objective of the Vista U.S. Government Money Market Fund is to provide its shareholders with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Vista U.S. Government Money Market Fund seeks to achieve its investment objective by investing at least 80% of its assets in obligations that are issued or guaranteed by the U.S. Treasury, by agencies of the U.S. Government, and by instrumentalities that have been established or sponsored by the U.S. Government, and in repurchase agreements collateralized by U.S. Government obligations or other securities in which the Vista U.S. Government Money Market Fund is permitted to invest. The U.S. Government obligations in which the Vista U.S. Government Money Market Fund invests will be of high quality and present minimal credit risk. Although the Vista U.S. Government Money Market Fund seeks to be fully invested, at times it may hold uninvested cash reserves, which would adversely affect its yield. Neither the United States nor any of its agencies insures or guarantees the market value of shares of the Vista U.S. Government Money Market Fund. The dollar weighted average maturity of the Vista U.S. Government Money Market Fund will be 60 days or less.

     U.S. Treasury securities are backed by the "full faith and credit" of the U.S. Government. Other U.S. Government obligations may or may not be backed by the "full faith and credit" of the U.S. Government. In the case of securities not backed by the "full faith and credit" of the U.S. Government, the investor must look principally to the agency issuing or guaranteeing the obligation for ultimate repayment, and may not be able to assert a claim against the U.S. Government itself in the event the agency or instrumentality does not meet its commitments.

     Treasury securities include Treasury bills, Treasury notes and Treasury bonds. Government agencies which issue or guarantee securities backed by the "full faith and credit" of the U.S. Government include the Government National Mortgage Association ("GNMA"), the Student Loan Marketing Association ("SLMA"), the Farmer's Home Administration and the Small Business Administration. The U.S. Government agencies and instrumentalities that issue or guarantee securities not backed by the "full faith and credit" of the U.S. Government include, but are not limited to the Federal Farm Credit System, the Federal Land Banks, the Federal Intermediate Credit Banks, the Bank for Cooperatives, the Federal Home Loan Banks, the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC").

     The Vista U.S. Government Money Market Fund is also permitted to invest in U.S. Government agency securities, which often provide higher yields than are available from the more common types of government-backed instruments. While they may frequently offer attractive yields, the limited-activity markets of many of these securities means that, if the Vista U.S. Government Money Market Fund were required to liquidate any of them, it might not be able to do so advantageously. For additional information on these types of securities, see "Investment Objectives, Policies and Restrictions -- Investment Policies:
Specialized Kinds of Government Agency Securities" in Vista's statement of additional information dated October 28, 1994 (the "Vista SAI"), which is incorporated into the Statement of Additional Information by reference.

     If securities issued or guaranteed by GNMA, FNMA or FHLMC are purchased at a premium above principal, the premium is not guaranteed by the issuing agency and a decline in the market value to par may result in a loss to the Vista U.S. Government Money Market Fund of the premium, which may be particularly likely in the event of a prepayment.

     Shareholder approval is currently required to change any of the investment policies discussed above or in "G. Additional Information on Investment Policies and Techniques." Upon consummation of the Reorganization, shareholder approval will no longer be required to change any of the investment policies (other than the investment objective) discussed above or in "G. Additional Information on Investment Policies and Techniques" if approval to eliminate the shareholder approval requirement is obtained from the shareholders of the Vista U.S. Government Money Market Fund.

Differences with Hanover Government Money Market Fund

     In contrast to the Vista U.S. Government Money Market Fund, the Hanover U.S. Government Money Market Fund is permitted to maintain a dollar weighted average portfolio maturity of up to 90 days.

     In contrast to the Vista U.S. Government Money Market Fund, the investment policies of the Hanover Government Money Market Fund generally are not fundamental and therefore may be changed without shareholder approval. However, as noted above, upon consummation of the Reorganization, shareholder approval will no longer be required to change the investment policies (other than the investment objective) of the Vista U.S. Government Money Market Fund if approval to eliminate the shareholder approval requirement is obtained from shareholders of the Vista U.S. Government Money Market Fund.

     The Vista U.S. Government Money Market Fund is required as a matter of policy to invest at least 80% of its assets in obligations issued or guaranteed by the U.S. Treasury, by agencies of the U.S. Government and by instrumentalities that have been established or sponsored by the U.S. Government, and in repurchase agreements collateralized by U.S. Government obligations or other securities in which the Vista U.S. Government Money Market Fund may invest. In contrast, the Hanover Government Money Market Fund is required to invest all of its assets in the foregoing.

     In contrast to the Vista U.S. Government Money Market Fund, the Hanover Government Money Market Fund may invest without limitation in participation interests and certificates of indebtedness.

     For a discussion of certain additional differences between the Vista U.S. Government Money Market Fund and the Hanover Government Money Market Fund, see "G. Additional Information on Investment Policies and Techniques" and
"H. Investment Limitations."

D.  VISTA CASH MANAGEMENT MONEY MARKET FUND

     The investment objective of the Vista Cash Management Fund is to seek to provide maximum current income consistent with preservation of capital and maintenance of liquidity. The Vista Cash Management Fund seeks to achieve its investment objective by investing in high quality, short-term U.S. Dollar-denominated money market instruments. The Vista Cash Management Fund invests in
(i) U.S. Dollar-denominated high quality commercial paper and other short-term obligations, including floating and variable rate master demand notes of U.S. and foreign corporations; (ii) U.S. Dollar denominated obligations of foreign governments and supranational agencies (e.g., the International Bank for Reconstruction and Development); (iii) U.S. Dollar denominated obligations issued or guaranteed by U.S. banks with total assets exceeding $1 billion (including obligations of foreign branches of such banks) and by foreign banks with total assets exceeding $10 billion (or the equivalent in other currencies) which have branches or agencies in the U.S. (including U.S. branches of such banks), or such other U.S. or foreign commercial banks which are judged by the Adviser to meet comparable credit standing criteria; (iv) securities issued or guaranteed as to principal and interest by the U.S. Government or by agencies or instrumentalities thereof; and (v) repurchase agreements related to these securities. The securities in which the Vista Cash Management Fund invests, described in greater detail under "G. Additional Information on Investment Policies and Techniques," will be of high quality and present minimal credit risks. Although the Vista Cash Management Fund seeks to be fully invested, at times it may hold uninvested cash reserves, which would adversely affect its yield.

     All of the Vista Cash Management Fund's investments will be in U.S. Dollar denominated securities with remaining maturities of 397 days or less. Certain instruments issued or guaranteed by issuers, including the U.S. Government or agencies thereof, which have a variable rate of interest readjusted no less frequently than annually are deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate.

     U.S. Government Securities. The Vista Cash Management Fund may invest in U.S. Government securities issued or guaranteed as to principal and interest by the U.S. Government or by agencies or instrumentalities thereof including certain U.S. Treasury obligations, consisting of bills, notes and bonds, which principally differ only in their interest rates, maturities and times of issuance, and obligations issued or guaranteed by U.S. Government agencies and instrumentalities which are primarily supported by the full faith and credit of the U.S. Treasury, such as securities of the Small Business Administration. In addition, the Vista Cash Management Fund may invest in those obligations supported by (i) the limited authority of the issuer to borrow from the U.S. Treasury (such as securities of the Student Loan Marketing Association), (ii) the authority of the U.S. Government to purchase certain obligations of the issuer (such as securities of FNMA), or (iii) only the credit of the issuer. No assurance can be given that the U.S. Government will provide financial support to U.S. Government agencies and instrumentalities as described in clauses (i),
(ii) or (iii) above in the future, other than as set forth above, since it is not obligated to do so by law. The Vista Cash Management Fund is also permitted to invest in certain specialized U.S. Government agency securities, which often provide higher yields than are available from the more common types of government backed instruments. While they may frequently offer attractive yields, the limited-activity markets of many of these securities means that, if the Vista Cash Management Fund were required to liquidate any of them, it might not be able to do so advantageously.

     Domestic Bank Obligations. The domestic bank obligations in which the Vista Cash Management Fund may invest consist of certificates of deposit, time deposits and bankers' acceptances issued or guaranteed by U.S. banks. Such bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

     Foreign Bank Obligations. The foreign bank obligations in which the Vista Cash Management Fund may invest consist of U.S. Dollar denominated obligations issued or guaranteed by foreign banks, including foreign branches of U.S. banks, foreign banks and U.S. branches of foreign banks. Such bank obligations may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligation or by government regulation.

     Commercial Paper and Other Short-Term Obligations. The commercial paper and other short-term obligations of U.S. and foreign issuers which may be purchased by the Vista Cash Management Fund, other than those of bank holding companies, include obligations which are (i) rated in the category Prime-1 by Moody's Investors Service, Inc. ("Moody's"), A-1 by Standard & Poor's Corporation ("Standard & Poor's"), F-1 by Fitch Investors Service, Inc. ("Fitch") or D-1 by Duff & Phelps ("D&P"), or comparably rated by another NRSRO; or (ii) determined by the Adviser to be of comparable quality to those rated obligations which may be purchased by the Vista Cash Management Fund at the date of purchase or which at the date of purchase have an outstanding debt issue rated in the highest rating category by Moody's, Standard & Poor's, Fitch, D&P or another NRSRO. For descriptions of the ratings of Standard & Poor's, Moody's, Fitch and D&P, see "Description of Ratings" in Appendix A. The commercial paper and other short-term obligations of U.S. bank holding companies which may be purchased by the Vista Cash Management Fund include obligations issued or guaranteed by bank holding companies with total assets exceeding $1 billion. For purposes of the size standards with respect to banks and bank holding companies, "total deposits" and "total assets" are determined on an annual basis by reference to an institution's then most recent annual financial statements.

     Floating and Variable Rate Obligations. The Vista Cash Management Fund also may purchase floating and variable rate demand notes and bonds, as well as floating and variable rate obligations of U.S. and foreign banks, which are obligations normally having stated maturities in excess of 397 days, but which permit the holder to demand payment of principal at any time, or at specified intervals not exceeding 397 days, in each case upon not more than 30 days' notice. Variable rate demand notes include master demand notes which are obligations that permit the Vista Cash Management Fund to invest fluctuating amounts, which may change daily without penalty, pursuant to direct arrangements between the Vista Cash Management Fund, as lender, and the borrower. The interest rates on these notes fluctuate from time to time. The issuer of such obligations normally has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the obligations plus accrued interest upon a specified number of days' notice to the holders of such obligations. The interest rate on a floating rate demand obligation is based on a known lending rate, such as a bank's prime rate, and is adjusted automatically each time such rate is adjusted. The interest rate on a variable rate demand obligation is adjusted automatically at specified intervals. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. Because these obligations are direct lending arrangements between the lender and the borrower, it is not contemplated that such instruments will generally be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Vista Cash Management Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Such obligations frequently are not rated by credit rating agencies and, if not so rated, the Vista Cash Management Fund may invest in them only if the Adviser determines that at the time of investment the obligations are of comparable quality to the other obligations in which the Vista Cash Management Fund may invest. The Adviser, on behalf of the Vista Cash Management Fund, will consider on an ongoing basis the creditworthiness of the issuers of the floating and variable rate demand obligations in the Vista Cash Management Fund's portfolio. The Vista Cash Management Fund will not invest more than 10% of the value of its respective total assets in floating or variable rate demand obligations as to which it cannot exercise the demand feature on not more than seven days' notice if there is no secondary market available for these obligations, and in other securities that are not readily marketable.

     Asset-Backed Securities. The Vista Cash Management Fund may purchase asset-backed securities. Asset-backed securities represent defined interests in an underlying pool of assets. Such securities may be issued as pass-through certificates, which represent undivided fractional interests in the underlying pool of assets. Alternatively, asset-backed securities may be issued as interests, generally in the form of debt securities, in a special purpose entity organized solely for the purpose of owning the underlying assets and issuing such securities. In the latter case, such securities are secured by and payable from a stream of payments generated by the underlying assets. The assets underlying asset-backed securities are often a pool of assets similar to one another, such as motor vehicle receivables or credit card receivables. Alternatively, the underlying assets may be a particular type of securities, various contractual rights to receive payments and/or other types of assets. Asset-backed securities frequently carry credit protection in the form of extra collateral, subordinate certificates, cash reserve accounts, letters of credit or other enhancements. Any asset-backed securities held by the Vista Cash Management Fund must comply with its portfolio maturity and credit quality requirements.

     Municipal Obligations. The Vista Cash Management Fund may also invest in high-quality, short-term municipal obligations that carry yields that are competitive with those of other types of money market instruments in which it may invest. Dividends paid by the Vista Cash Management Fund derived from interest on municipal obligations that may be purchased by it will be taxable to shareholders for federal income tax purposes.

     Securities of Foreign Governments and Supranational Agencies. The Vista Cash Management Fund may invest without limitation in obligations of supranational agencies, such as the International Bank for Reconstruction and Development, also known as the World Bank, which are supported by subscribed, but unpaid, commitments of its member countries. There is no assurance that these commitments will be undertaken or complied with in the future. For a discussion of the risks associated in investment in these securities see "Risk Factors" below. The Vista Cash Management Fund intends to invest a substantial portion of its total assets from time to time in securities of foreign governments and supranational agencies.

     The Vista Cash Management Fund will limit its investments in U.S. dollar-denominated foreign government obligations to the commercial paper and other short-term notes issued or guaranteed by the governments of Western Europe, Australia, New Zealand, Japan and Canada.

     Custodial Receipts. The Vista Cash Management Fund may acquire securities in the form of custodial receipts that evidence ownership of future interest payments, principal payments or both on certain U.S. Treasury notes or bonds in connection with programs sponsored by banks and brokerage firms and are not deemed U.S. Government securities, including "Treasury Receipts", "Treasury Investment Growth Receipts" ("TIGRs") and "Certificates of Accrual on Treasury Securities" ("CATS"). These notes and bonds are held in custody by a bank on behalf of the owners of the receipts.

     Participation Interests. The Vista Cash Management Fund may invest without limitation in participation interests (purchased from persons not affiliated with Vista or the Adviser) in, and in certificates of indebtedness for, any of the types of obligations discussed above. See "G. Additional Information on Investment Policies and Techniques" for a description of participation certificates and related risks, and further information relating to the investment policies and techniques of the Vista Cash Management Fund.

     Although the Vista Cash Management Fund's investment objective may not be changed without shareholder approval, such approval is not required to change any of the other investment policies discussed above or in "G. Additional Information on Investment Policies and Techniques," except for policies identified as fundamental.

     Risk Factors. The Vista Cash Management Fund may invest without limitation (subject to the provisions of Rule 2a-7 under the 1940 Act) in obligations issued by banks, including U.S. banks, foreign branches of U.S. banks, foreign banks and their branches. The Vista Cash Management Fund's ability to invest without limitation in obligations of issuers in the U.S. and foreign banking industries may involve certain additional credit risks, such as defaults or downgrades, if at some future date adverse economic conditions prevail in such industries.

     Foreign bank obligations include fixed time deposits which are payable at a stated maturity date and bear a fixed rate of interest. Generally, fixed time deposits may be withdrawn on demand by the investor, but may be subject to early withdrawal penalties which vary depending upon market conditions and the remaining maturity of the obligations. The Vista Cash Management Fund will not invest more than 10% of its total assets in fixed time deposits. Fixed time deposits do not have a market and therefore may be regarded as illiquid.

However, there are no contractual restrictions on the right to transfer a beneficial interest in the deposit to a third party.

     U.S. banks are subject to extensive governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of this industry.

     Foreign securities issued by foreign governments, any of their political subdivisions, agencies and instrumentalities, debt obligations issued by foreign banks and their branches and commercial paper issued by foreign issuers involve investment risks in addition to those of domestic obligations of domestic issuers, including the possibilities that liquidity could be impaired because of future political and economic developments, that the obligations may be less marketable than comparable domestic obligations of domestic issuers, that a foreign jurisdiction might impose withholding taxes on interest income payable on those obligations, that deposits may be seized or nationalized, that foreign governmental restrictions such as exchange controls may be adopted which might adversely affect the payment of principal and interest on those obligations, that the selection of foreign obligations may be more difficult because there may be less publicly available information concerning foreign issuers, that there may be difficulties in obtaining or enforcing a judgment against a foreign issuer (including branches) or that the accounting, auditing and financial reporting standards, practices and requirements applicable to foreign issuers may differ from those applicable to United States issuers. In addition, foreign banks are not subject to examination by any U.S. Government agency or instrumentality.

Differences with Hanover Cash Management Fund

     Although both the Vista Cash Management Fund and the Hanover Cash Management Fund may invest without limitation in securities of foreign governments and supranational agencies, unlike the Vista Cash Management Fund, the Hanover Cash Management Fund does not have a stated intention to invest a substantial portion of its total assets from time to time in such securities.

     The Vista Cash Management Fund may acquire securities in the form of custodial receipts, including TIGRs and CATS, while the Hanover Cash Management Fund prospectus does not mention such investments.

     For a discussion of certain additional differences between the Vista Cash Management Fund and the Hanover Cash Management Fund, see "G. Additional Information on Investment Policies and Techniques" and "H. Investment Limitations."

E.  VISTA TAX FREE MONEY MARKET FUND

     The investment objective of the Vista Tax Free Money Market Fund is to provide its shareholders with as high a level of current income which is excluded from gross income for federal income tax purposes as is consistent with the preservation of capital and the maintenance of liquidity. The Vista Tax Free Money Market Fund seeks to achieve its investment objective by investing in short-term, fixed rate and variable rate Municipal Obligations (as defined below under "G. Additional Information on Investment Policies and Techniques -- Municipal Obligations"). The Municipal Obligations in which the Vista Tax Free Money Market Fund invests will be of high quality and present minimal credit risks. Although the Vista Tax Free Money Market Fund seeks to be fully invested, at times it may hold uninvested cash reserves, which would adversely affect its yield.

     Although the Vista Tax Free Money Market Fund will attempt to invest 100% of its assets in Municipal Obligations, it reserves the right to invest up to 20% of the value of its total assets in securities the interest on which is includable in gross income for federal income tax purposes or which constitute a preference item and, therefore, may be subject to the federal alternative minimum tax on individuals. The Vista Tax Free Money

Market Fund may invest more than 25% of its assets in Municipal Obligations secured by bank letters of credit or guarantees. In view of this possible "concentration" in these Municipal Obligations with bank credit support, an investment in the Vista Tax Free Money Market Fund shares should be made with an understanding of the characteristics of the banking industry and the potential risks associated with such an investment. See "G. Additional Information on Investment Policies and Techniques -- Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund" below. The maturities of variable rate demand instruments held in the Vista Tax Free Money Market Fund's portfolio will be deemed to be the longer of the demand period or the period remaining until the next interest rate adjustment, although the stated maturities may be in excess of 397 days.

     As a fundamental policy, the Vista Tax Free Money Market Fund, during periods of normal market conditions, will have at least 80% of its assets invested in Municipal Obligations the interest on which, in the opinion of bond counsel, is excluded from gross income for federal income tax purposes and does not constitute a preference item and, therefore, will not be subject to the federal alternative minimum tax on individuals.

     As a non-fundamental policy, Municipal Obligations in which the Vista Tax Free Money Market Fund invests must satisfy the following ratings criteria:
Municipal bonds must be rated in the category Aaa by Moody's, AAA by Standard & Poor's or AAA by Fitch, or have a comparable rating from another NRSRO, municipal notes must be rated in the category MIG-1 by Moody's, SP-1 by Standard & Poor's or F-1 by Fitch, or have a comparable rating from another NRSRO, and municipal commercial paper must be rated in the category Prime-1 by Moody's, A-1 by Standard & Poor's or F-1 by Fitch, or have a comparable rating from another NRSRO, or, if any of the foregoing is unrated, it must be of comparable quality. In connection with the foregoing requirements, Vista's Board of Trustees has established a policy that each Municipal Obligation in which the Vista Tax Free Money Market Fund invests must be so rated at the time of investment by at least two NRSROs. For descriptions of the ratings of Standard & Poor's, Moody's and Fitch, see "Description of Ratings" in Appendix A.

     For descriptions of certain types of investments that may be purchased by the Vista Tax Free Money Market Fund, including variable rate demand instruments, participation certificates, municipal lease obligations, "when-issued" securities and stand-by commitments, as well as further information and risks regarding the investment policies and techniques of the Vista Tax Free Money Market Fund, see "G. Additional Information on Investment Policies and Techniques" and "H. Investment Limitations." Although the investment objective and fundamental policy referred to above may not be changed without shareholder approval, such approval is not required to change any of the other investment policies discussed above or in "G. Additional Information on Investment Policies and Techniques," except for policies identified as fundamental.

Differences with Hanover Tax Free Money Market Fund

     The Vista Tax Free Money Market Fund attempts to invest 100% of its assets in Municipal Obligations, but reserves the right to invest up to 20% of the value of its total assets in securities that pay interest that is includable in gross income for federal income tax purposes, or that is a tax preference item under the alternative minimum tax ("AMT Items"), in the following circumstances: pending investment of proceeds of sales of Fund shares or of portfolio securities, pending settlement of purchases of portfolio securities and to maintain liquidity for the purpose of meeting anticipated redemptions. The Hanover Tax Free Money Market Fund, as a matter of current intention, invests substantially all of its assets in obligations that are exempt from federal income tax and that are not AMT Items, and as a fundamental policy, under normal circumstances, with respect to at least 80% of the value of its total assets.

     For a discussion of certain additional differences between the Vista Tax Free Money Market Fund and the Hanover Tax Free Money Market Fund, see "G. Additional Information on Investment Policies and Techniques" and "H. Investment Limitations."

F.  VISTA NEW YORK TAX FREE MONEY MARKET FUND

     The investment objective of the Vista New York Tax Free Money Market Fund is to provide its shareholders with as high a level of current income which is excluded from gross income for federal income tax purposes and from New York State and New York City personal income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Vista New York Tax Free Money Market Fund seeks to achieve its investment objective by investing in a non-diversified portfolio of short-term, fixed rate and variable rate Municipal Obligations. The Municipal Obligations in which the Vista New York Tax Free Money Market Fund invests will be of high quality and present minimal credit risks. To the extent suitable New York Municipal Obligations (as defined below under "G. Additional Information on Investment Policies and Techniques -- Municipal Obligations") are not available for investment, the Vista New York Tax Free Money Market Fund may purchase Municipal Obligations issued by other states, their agencies and instrumentalities. Except when acceptable securities are unavailable for investment as determined by the Adviser, at least 65% of the assets of the Vista New York Tax Free Money Market Fund will be invested in New York Municipal Obligations, although the exact amount of its assets invested in such securities will vary from time to time. Although the Vista New York Tax Free Money Market Fund seeks to be fully invested, at times it may hold uninvested cash reserves, which would adversely affect its yield.

     Although the Vista New York Tax Free Money Market Fund will attempt to invest 100% of its assets in Municipal Obligations, it reserves the right to invest up to 20% of the value of its total assets in securities the interest on which is includable in gross income for federal income tax purposes or which constitutes an AMT Item (defined above under "E. Vista Tax Free Money Market Fund"). The Vista New York Tax Free Money Market Fund may invest more than 25% of its assets in Municipal Obligations secured by U.S. bank letters of credit or guarantees. In view of this possible "concentration" in these Municipal Obligations with bank credit support, an investment in the Vista New York Tax Free Money Market Fund shares should be made with an understanding of the characteristics of the banking industry and the potential risks associated with such an investment. See "G. Additional Information on Investment Policies and Techniques -- Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund" below. The maturities of variable rate demand instruments held in the Vista New York Tax Free Money Market Fund's portfolio will be deemed to be the longer of the demand period, or the period remaining until the next interest rate adjustment, although the stated maturities may be in excess of 397 days.

     As a fundamental policy, the Vista New York Tax Free Money Market Fund, during periods of normal market conditions, will have at least 80% of its assets invested in obligations the interest on which, in the opinion of bond counsel, is excluded from gross income for federal income tax purposes and does not constitute a preference item and, therefore, will not be subject to the federal alternative minimum tax on individuals.

     As a non-fundamental policy, Municipal Obligations in which the Vista New York Tax Free Money Market Fund invests must satisfy the following ratings criteria: Municipal bonds must be rated in the categories Aaa or Aa by Moody's, AAA or AA by Standard & Poor's or AAA or AA by Fitch, or have a comparable rating from another NRSRO, municipal notes must be rated in the categories MIG-1 or MIG-2 by Moody's, SP-1 or SP-2 by Standard & Poor's or F-1 or F-2 by Fitch, or have a comparable rating from another NRSRO, and municipal commercial paper must be rated in the categories Prime-1 or Prime-2 by Moody's, A-1 or A-2 by Standard & Poor's or F-1 or F-2 by Fitch, or have a comparable rating from another NRSRO, or, if any of the foregoing is unrated, it must be of comparable quality. In connection with the foregoing requirements, Vista's Board of Trustees has established a policy that each Municipal Obligation in which the Vista New York Tax Free Money Market Fund invests must be so rated at the time of investment by at least two NRSROs. For descriptions of the ratings of Standard & Poor's, Moody's and Fitch, see "Description of Ratings" in
Appendix A.

     For descriptions of certain types of investments that may be purchased by the Vista New York Tax Free Money Market Fund, including variable rate demand instruments, participation certificates, municipal lease obligations, "when-issued" securities and stand-by commitments, as well as further information and risks regarding the investment policies and techniques of the Vista New York Tax Free Money Market Fund of which investors should be aware, see "G. Additional Information on Investment Policies and Techniques." Although the investment objective and fundamental policy referred to above may not be changed without shareholder approval, such approval is not required to change any of the other investment policies discussed above or in "G. Additional Information on Investment Policies and Techniques," except for policies identified as fundamental.

Special Factors Affecting New York Municipal Obligations

     Investors in the Vista New York Tax Free Money Market Fund should consider carefully the special risks inherent in investments in New York Municipal Obligations. These risks result from the financial condition of New York State, certain of its public bodies and municipalities and New York City. Beginning in early 1975, New York State, New York City and other State entities faced serious financial difficulties which jeopardized the credit standing and impaired the borrowing abilities of such entities and contributed to high interest rates on, and lower market prices for, debt obligations issued by them. A recurrence of such financial difficulties or a failure of certain financial recovery programs could result in defaults or declines in the market value of various New York Municipal Obligations in which the Vista New York Tax Free Money Market Fund may invest. If there should be a default or other financial crisis relating to New York State, New York City, a State or City agency, or other municipality, the market value and marketability of outstanding New York Municipal Obligations in the Vista New York Tax Free Money Market Fund's portfolio and the interest income to it could be adversely affected. Moreover, the effects of the Federal Tax Reform Act of 1986 and conforming State tax legislation have added substantial uncertainty to estimates of the State's tax revenues, which resulted in the State's overestimate of tax receipts in the 1989 fiscal year by $1.9 billion. In 1991, Moody's and Standard & Poor's downgraded certain obligations backed by New York State and have placed other bonds on a watch list for possible future downgrade. The effects of actual and proposed changes in Capital Federal and Capital State tax laws, as well as the significant slowdown in the New York and Regional economy, have added substantial uncertainty to estimates of the State's tax revenues, which resulted in the State's overestimate of General Fund cash receipts in the 1992 fiscal year by $575 million. The 1992 fiscal year was the fourth consecutive year in which the State incurred a cash-basis operating deficit in the General Fund and issued deficit notes. Potential recurring revenue shortfalls in future fiscal years may adversely affect the State. On January 6, 1992, Moody's lowered the ratings on certain appropriation-backed debt of New York State and its agencies from A to Baa1 on January 13, 1992. Standard & Poor's lowered from A to A- the ratings of New York State general obligation bonds. The ratings of various agency debt, State moral obligations, contractual obligations, lease purchase obligations and State guarantees also were lowered.

     A number of pending court actions have been brought against or involve the State, its agencies, or other municipal subdivisions of the State, which actions relate to financing. Adverse decisions in such cases could require extraordinary appropriations or expenditure reductions or both and might have a materially adverse effect on the financial condition of the State and its agencies and municipal subdivisions. Any such adverse effect could affect, to some extent, all municipal securities issued by the State, its agencies, or municipal subdivisions. Potential recurring shortfalls in future fiscal years may adversely affect New York State.

     As a non-diversified Fund, the Vista New York Tax Free Money Market Fund is not subject to the diversification requirements set forth in the 1940 Act, and may have a larger position in a single issuer than would be the case if the Vista New York Tax Free Money Market Fund were diversified. The investment return on a non-diversified portfolio typically is dependent upon the performance of a smaller number of securities relative to the number of securities held in a diversified portfolio. The Vista New York Tax Free Money Market Fund's assumption of large positions in the obligations of a small number of issuers will affect the value of the Vista New York Tax Free Money Market Fund's portfolio to a greater extent than that of a diversified portfolio in the event of changes in the financial condition or in the market's assessment of the issuers, and the Vista New York Tax Free Money Market Fund's shares may be more susceptible to any single economic, political or regulatory occurrence than the shares of a diversified fund.

Differences with Hanover New York Tax Free Money Market Fund

     The Vista New York Tax Free Money Market Fund attempts to invest 100% of its assets in Municipal Obligations, but reserves the right to invest up to 20% of the value of its total assets in securities that pay interest that is includable in gross income for federal income tax purposes, or AMT Items (discussed above under "E. Vista New York Tax Free Money Market Fund"), in the following circumstances: pending investment of proceeds of sales of Fund shares or of portfolio securities, pending settlement of purchases of portfolio securities and to maintain liquidity for the purpose of meeting anticipated redemptions. The Hanover New York Tax Free Money Market Fund, as a matter of current intention, invests substantially all of its assets in obligations that are exempt from federal income tax and that are not AMT Items, and as a fundamental policy, under normal circumstances, with respect to at least 80% of the value of its total assets.

     For a discussion of certain additional differences between the Vista New York Tax Free Money Market Fund and the Hanover New York Tax Free Money Market Fund, see "G. Additional Information on Investment Policies and Techniques" and "H. Investment Limitations."

G.  ADDITIONAL INFORMATION ON INVESTMENT POLICIES AND TECHNIQUES

     Repurchase Agreements. When appropriate, each Vista Portfolio other than the Vista 100% U.S. Treasury Securities Money Market Fund may, like the corresponding Hanover Portfolios, enter into repurchase agreements (a purchase of and simultaneous commitment to resell a security at an agreed-upon price and date which is usually not more than seven days from the date of purchase). The Vista Portfolios will enter into repurchase agreements only with counterparties which are member banks of the Federal Reserve System and security dealers believed creditworthy by the Trustees and only if fully collateralized by U.S. Government obligations (in the case of the Vista Treasury Plus Money Market Fund, U.S. Treasury obligations) or other securities in which the Vista Portfolios are permitted to invest. In contrast, the Hanover Portfolios may also enter into repurchase agreements with foreign banks. In the event the seller fails to pay the agreed-to sum on the agreed-upon delivery date, the underlying security could be sold by the Vista Portfolio, but the Vista Portfolio might incur a loss in doing so, and in certain cases may not be permitted to sell the security. As an operating policy, each Vista Portfolio, through its custodian bank, takes constructive possession of the collateral underlying repurchase agreements. Additionally, procedures have been established for the Vista Portfolios to monitor, on a daily basis, the market value of the collateral underlying all repurchase agreements to ensure that the collateral is at least 102% of the value of the repurchase agreements. No Vista Portfolio will invest more than 10% of its respective total assets in illiquid securities, including repurchase agreements maturing in more than seven days.

     Reverse Repurchase Agreements. Subject to certain limitations described under "H. Investment Restrictions," the Vista Portfolios, except for the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, may invest in reverse repurchase agreements to avoid selling securities during unfavorable market conditions to meet redemptions, which involve the sale of money market securities held by the respective Vista Portfolio with an agreement to repurchase the securities at an agreed upon price, date and interest payment. Reverse repurchase agreements have the same characteristics as borrowing by the Vista Portfolios. During the time a reverse repurchase agreement is outstanding, a Vista Portfolio will maintain a segregated custodial account containing U.S. Government or other appropriate high quality debt securities having a value equal to the repurchase price. Reverse repurchase agreements are usually for seven days or less and cannot be repaid prior to their expiration dates. Reverse repurchase agreements involve the risk that the market value of the respective Vista Portfolio securities transferred may decline below the price at which the Vista Portfolio is obliged to purchase the securities. Further, because a reverse repurchase agreement entered into by a Vista Portfolio constitutes borrowing, it may have a leveraging effect. Upon consummation of the Reorganization, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund each will have the ability to enter into reverse repurchase agreements as described above if approval is obtained from the shareholders of such Vista Portfolio.

     Each Hanover Portfolio other than the Hanover 100% U.S. Treasury Securities Fund, subject to the limitations described under "H. Investment Restrictions," may enter into reverse repurchase agreements and would intend to do so to avoid selling securities during unfavorable market conditions to meet redemptions.

     STRIPS and Zero Coupon Obligations. Each of the Vista Portfolios other than the Vista 100% U.S. Treasury Securities Money Market Fund may, subject to their investment objectives and policies, invest in separately traded principal and interest components of securities backed by the full faith and credit of the United States Treasury. The principal and interest components of United States Treasury bonds with remaining maturities of longer than ten years are eligible to be traded independently under the Separate Trading of Registered Interest and Principal of Securities ("STRIPS") program. Under the STRIPS program, the principal and interest components are separately issued by the United States Treasury at the request of depository financial institutions, which then trade the component parts separately. The interest component of STRIPS may be more volatile than that of United States Treasury bills with comparable maturities. In accordance with Rule 2a-7 under the 1940 Act, the Vista Portfolios' investments in STRIPS are limited to those with maturity components not exceeding thirteen months. The Vista Portfolios will not actively trade in STRIPS. Each Vista Portfolio will limit its investments in STRIPS to 20% of its total assets.

     In addition to investing in STRIPS, the Vista Cash Management Fund, Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund may invest in zero coupon obligations. Such obligations are debt securities that do not pay regular interest payments. Instead, zero coupon obligations are sold at a substantial discount from their value at maturity and, when held to maturity, their entire return, which consists of the amortization of discount, comes from the difference between their purchase price and maturity value. Because interest on a zero coupon obligation is not distributed on a current basis, the obligation tends to be subject to greater price fluctuations in response to changes in interest rates than are ordinary interest-paying securities with similar maturities. The value of zero coupon obligations appreciates more during periods of declining interest rates and depreciates more during periods of rising interest rates. In accordance with Rule 2a-7 under the 1940 Act, investments by the Vista Cash Management Fund, Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund in zero coupon obligations are limited to those with maturities not exceeding thirteen months. Investments by the Vista Cash Management Fund, Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund in zero coupon obligations will be limited, together with any investments in STRIPS, to 20% of the respective total assets of those Vista Portfolios. Under the stripped bond rules of the Internal Revenue Code of 1986, as amended, investments by the relevant Vista Portfolios in STRIPS and zero coupon obligations will result in the accrual of interest income on such investments in advance of the receipt of the cash corresponding to such income.

     Each Hanover Portfolio other than the Hanover 100% U.S. Treasury Securities Fund may also invest up to 20% of its total assets in STRIPS. In contrast to the Vista Cash Management Fund, the Hanover Cash Management Fund does not invest in zero coupon obligations.

     Illiquid Securities. As a matter of fundamental policy, not more than 10% of the total assets of a Vista Portfolio (other than the Vista 100% U.S. Treasury Securities Money Market Fund) may be invested in securities which are subject to legal or contractual restrictions on resale, including securities that are not readily marketable and repurchase agreements maturing in more than seven days. Upon consummation of the Reorganization, as a matter of fundamental policy, each of these Vista Portfolios instead will be prohibited from investing 10% or more of its total assets in illiquid securities, including repurchase agreements maturing in more than seven days and fixed time deposits subject to withdrawal penalties having notice periods of more than seven days, if approval of such change is obtained from the shareholders of such Vista Portfolio. As a matter of fundamental policy, each Hanover Portfolio (other than the Hanover 100% U.S. Treasury Securities Money Market Fund) may not invest more than 10% of its total assets in illiquid securities, including repurchase agreements maturing in more than seven days and fixed time deposits subject to withdrawal penalties having notice periods of more than seven days. The Vista 100% U.S. Treasury Securities Money Market Fund, like the Hanover 100% U.S. Treasury Securities Money Market Fund, may not invest any of its assets in such securities.

     In addition, the Hanover Portfolios, other than the Hanover U.S. Treasury Money Market Fund and the Hanover 100% U.S. Treasury Securities Money Market Fund, may elect to treat as liquid, in accordance with procedures established by the Hanover Board, certain investments in restricted securities for which there may be a secondary market of qualified institutional buyers as contemplated by Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and commercial obligations issued in reliance on the so-called "private placement" exemption from registration afforded by Section 4(2) of the Securities Act. Upon consummation of the Reorganization, each Vista Portfolio other than the Vista 100% U.S. Treasury Securities Money Market Fund and the Vista Treasury Plus Money Market Fund will be permitted to treat as liquid the foregoing instruments in accordance with procedures established by the Vista Board, subject to shareholder approval of the changes with respect to each such Vista Portfolio described in the preceding paragraph.

     When-Issued or Forward Delivery Purchases. Each of the Vista Portfolios, like the Hanover Portfolios, may purchase new issues of securities in which it is permitted to invest on a "when-issued" or, with respect to existing issues, on a "forward delivery" basis, which means that the securities will be delivered at a future date beyond the customary settlement time. There is no limit as to the amount of the commitments which may be made by a Vista Portfolio to purchase securities on a "when-issued" or "forward delivery" basis. A Vista Portfolio does not pay for such obligations or start earning interest on them until the contractual settlement date. Although commitments to purchase "when-issued" or "forward delivery" securities will only be made with the intention of actually acquiring them, these securities may be sold before the settlement date if deemed advisable by the Adviser.

     While it is not intended that such purchases would be made for speculative purposes, purchases of securities on a "when-issued" or "forward delivery" basis can involve more risk than other types of purchases and have the effect of leveraging. For example, when the time comes to pay for a "when-issued" or "forward delivery" security, a Vista Portfolio's securities may have to be sold in order to meet payment obligations, and a sale of securities to meet such obligations carries with it a greater potential for the realization of capital gain, which is not tax-exempt. Also, if it is necessary to sell the "when-issued" or "forward delivery" security before delivery, a Vista Portfolio may incur a loss because of market fluctuations since the time the commitment to purchase the "when-issued" or "forward delivery" security was made. Any gain resulting from any such sale would not be tax-exempt. For additional information concerning these risks and other risks associated with the purchase of "when-issued" or "forward delivery" securities as well as other aspects of the purchase of securities on a "when-issued" or "forward delivery" basis, see "Investment Objectives, Policies and Restrictions -- Investment Policies:
When-Issued and Forward Delivery Purchases" in the Vista SAI.

     Stand-by Commitments. The Vista Portfolios may enter into put transactions, including transactions sometimes referred to as stand-by commitments, with respect to U.S. Government securities held in their portfolios. In a put transaction, a Vista Portfolio acquires the right to sell a security at an agreed upon price within a specified period prior to its maturity date, and a stand-by commitment entitles a Vista Portfolio to same-day settlement and to receive an exercise price equal to the amortized cost of the underlying security plus accrued interest, if any, at the time of exercise. In the event that the party obligated to purchase the underlying security from a Vista Portfolio defaults on its obligation to purchase the underlying security, then the Vista Portfolio might be unable to recover all or a portion of any loss sustained from having to sell the security elsewhere. Acquisition of puts will have the effect of increasing the cost of the securities subject to the put and thereby reducing the yields otherwise available from such securities. Upon consummation of the Reorganization, the Vista Portfolios (other than the Vista 100% U.S. Treasury Securities Money Market Fund and the Vista Treasury Plus Money Market Fund) will each also be permitted to enter into put transactions, including stand-by commitments, with respect to securities in their portfolios other than U.S. Government securities, subject to shareholder approval of such change with respect to each such Vista Portfolio. For further information concerning stand-by commitments, see "Investment Objectives, Policies and Restrictions -- Investment Policies: Stand-by Commitments" in the Vista SAI.

     Each of the Hanover Portfolios, except for the Hanover 100% U.S. Treasury Securities Money Market Fund and the Hanover U.S. Treasury Money Market Fund, may acquire stand-by commitments with respect to its portfolio securities.

     Variable Rate Securities and Participation Certificates. The variable rate demand instruments that may be purchased by the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, as well as the corresponding Hanover Portfolios, are tax exempt obligations ordinarily having stated maturities in excess of 397 days, but which permit the holder to demand payment of principal at any time or at specified intervals not exceeding 397 days, in each case not more than 30 days' notice. In addition, each Vista Portfolio may purchase certain Government securities provide for a periodic adjustment in the interest rate paid on the instrument and/or permit the holder to demand payment upon a specified number of days' notice of the unpaid principal balance plus accrued interest either from the issuer or by drawing on a bank letter of credit, a guarantee or insurance issued with respect to such instrument. The variable rate securities in which the Vista Tax Free Money Market Fund, Vista New York Tax Free Money Market Fund and Vista Cash Management Fund may be invested include participation certificates (and, with respect to the Vista Cash Management Fund, certificates of indebtedness) issued by a bank, insurance company or other financial institution, and in variable rate securities owned by such institutions or affiliated organizations. Participation certificates are pro rata interests in securities held by others; certificates of indebtedness or safekeeping are documentary receipts for such original securities held in custody by others. These instruments may have fixed, floating or variable rates of interest, with remaining maturities of 397 days or less. If the participation interest is unrated, or has been given a rating below that which otherwise is permissible for purchase by one of the Vista Portfolios, the participation interest will be backed by an irrevocable letter of credit or guarantee of a bank that the Trustees have determined meets the prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S Government securities. (See "Investment Objectives, Policies and Restrictions -- Investment Policies: Variable Rate Securities and Participation Certificates" in the Vista SAI.) The Adviser will monitor on an on-going basis the ability of the underlying issuers to meet their demand obligations. Although variable rate securities may be sold by a Vista Portfolio, it is intended that they be held until an interest reset date, except under certain specified circumstances. (See "Investment Objectives, Policies and Restrictions -- Investment Policies:
Variable Rate Securities and Participation Certificates" in the Vista SAI.) As a result of the variable rate nature of these investments, a Vista Portfolio's yield will decline and its shareholders will forego the opportunity for capital appreciation during periods when prevailing interest rates have declined. Conversely, during periods where prevailing interest rates have increased, a Vista Portfolio's yield will increase and its shareholders will have reduced risk of capital depreciation.

     Certain of the variable rate obligations that may be purchased by the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, like the corresponding Hanover Portfolios, may carry a demand feature that would permit the holder to tender them back to the issuer of the underlying instrument, or to a third party, at par value prior to maturity. Such obligations include variable rate demand or master notes which provide for periodic adjustments in the interest rate. Master demand notes, which are instruments issued pursuant to an agreement between the issuer and the holder may permit the indebtedness thereunder to vary. The holder of an obligation with a third party demand feature may be required to pay the third party a "tender fee," the amount of which would be periodically adjusted so that the obligation/demand feature combination would reasonably be expected to have a market value that approximates the par value of the obligation. The obligation/demand feature combination would therefore be functionally equivalent to ordinary variable rate obligations as described above, and the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund may purchase such obligations subject to certain conditions specified by the Commission.

     The Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, like the corresponding Hanover Portfolios, may also invest in participation interests in variable rate municipal obligations held by a bank in trust or otherwise, which have demand features that permit the holder to tender its bonds to a third party at periodic intervals and receive par value. The Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund consider variable rate instruments structured as participations to be essentially equivalent to other variable rate demand obligations they purchase. The Internal Revenue Service has not ruled on whether the interest on such participations is tax-exempt, and, accordingly, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund would purchase such instruments based on opinions of bond counsel.

     The Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, like the corresponding Hanover Portfolios, may invest without limitation in obligations that have a demand feature permitting them to tender the obligation to a foreign bank. The holder's ability to receive payment in such circumstances under the demand feature from such foreign banks may involve certain of the risks described under "D. The Vista Cash Management Fund -- Risk Factors" above, such as future political and economic developments, the possible establishment of laws or restrictions that might adversely affect the payment of the bank's obligations under the demand feature and the difficulty of obtaining or enforcing a judgement against the bank.

     Other Money Market Funds. Each of the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund, the Vista Cash Management Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund may invest up to 10% of its total assets in shares of other money market funds subject, in the case of the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, to the limitations on investing in taxable money market instruments. A Vista Portfolio will only invest in other money market funds which are subject to the requirements of Rule 2a-7 under the 1940 Act and which are considered to present minimal credit risks, and its investment adviser will monitor the policies and investments of other money market funds in which it invests based upon information furnished to shareholders of those funds, with respect to their compliance with their investment objectives and Rule 2a-7.

     Each of the Hanover Portfolios other than the Hanover 100% U.S. Treasury Securities Money Market Fund and the Hanover U.S. Treasury Money Market Fund may similarly invest up to 10% of its total assets in shares of other money market funds.

     Portfolio Securities Lending. Although the Vista Portfolios do not intend to engage in such activity in the ordinary course of business, each Vista Portfolio (other than the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund) is permitted to lend its securities to broker-dealers and other institutional investors in order to generate additional income. Such loans of portfolio securities may not exceed 30% of the value of a Vista Portfolio's total assets. In connection with such loans, the Vista Portfolios will receive collateral consisting of cash, cash equivalents, U.S. Government securities or irrevocable letters of credit issued by financial institutions (or, in the case of the Vista Treasury Plus Money Market Fund, U.S. Treasury obligations). Such collateral will be maintained at all times in an amount equal to at least 102% of the current market value of the securities loaned plus accrued interest. The Vista Portfolios can increase their income through the investment of such collateral. The Vista Portfolios continue to be entitled to the interest payable or any dividend-equivalent payments received on a loaned security and, in addition, receive interest on the amount of the loan. However, the receipt of any dividend-equivalent payments by a Vista Portfolio on a loaned security from the borrower will not qualify for the dividends-received deduction. Such loans will be terminable at any time upon specified notice. The Vista Portfolios might experience risk of loss if the institutions with which they have engaged in portfolio loan transactions breach their agreements with the Vista Portfolios. The risks in lending portfolio securities, as with other extensions of secured credit, consist of possible delays in receiving additional collateral or in the recovery of the securities or possible loss of rights in the collateral should the borrower experience financial difficulty. Loans will be made only to firms deemed by the Adviser to be of good standing and will not be made unless, in the judgment of the Adviser, the consideration to be earned from such loans justifies the risk.

     Each Hanover Portfolio may lend portfolio securities with a value not in excess of one-third of the value of its respective total assets. However, no Hanover Portfolio currently intends to make loans of portfolio securities with a value in excess of 5% of the value of its total assets.

     Portfolio Management and Turnover. It is intended that the Vista Portfolios will be fully managed by buying and selling securities, as well as holding securities to maturity. In managing the Vista Portfolios, the Adviser seeks to take advantage of market developments, yield disparities and variations in the creditworthiness of issuers. For a description of the strategies that may be used by the Adviser in managing these Vista Portfolios, which may include adjusting the average maturity of a portfolio in anticipation of a change in interest rates, see "Investment Objectives, Policies and Restrictions -- Investment Policies: Portfolio Management" in the Vista SAI.

     Generally, the primary consideration in placing portfolio securities transactions with broker-dealers for execution is to obtain, and maintain the availability of, execution at the most favorable prices and in the most effective manner possible. Since money market instruments are generally purchased in principal transactions, the Vista Portfolios pay no brokerage commissions. For a complete discussion of portfolio transactions and brokerage allocation, see "Investment Objectives, Policies and Restrictions -- Investment
Policies: Portfolio Transactions and Brokerage Allocation" in the Vista SAI.

     Effect of Rule 2a-7 on Portfolio Management. The portfolio management of each Vista Portfolio, like each Hanover Portfolio, is intended to comply with the provisions of Rule 2a-7 under the 1940 Act under which, if a Vista Portfolio meets certain conditions, it may use the "amortized cost" method of valuing its securities. Under Rule 2a-7, the maturity of an instrument is generally considered to be its stated maturity (or in the case of an instrument called for redemption, the date on which the redemption payment must be made), with special exceptions for certain kinds of instruments. Repurchase agreements and securities loan agreements are, in general, treated as having a maturity equal to the period remaining until they can be executed.

     In accordance with the provisions of Rule 2a-7, each of the Vista Cash Management Fund, Vista U.S. Government Money Market Fund, Vista Treasury Plus Money Market Fund and Vista 100% U.S. Treasury Securities Money Market Fund must: (i) maintain a dollar weighted average portfolio maturity (see above) not in excess of 90 days (however, as noted above, the Vista Treasury Plus Money Market Fund and the Vista U.S. Government Money Market Fund do not plan to have a dollar weighted portfolio maturity in excess of 60 days); (ii) limit its investments, including repurchase agreements, to those instruments which are denominated in U.S. dollars, which the Board of Trustees of Vista determines present minimal credit risks, and which are of "high quality" as determined by at least two major rating services; or, in the case of any instrument that is split-rated or not rated, of comparable quality as determined by the Board; and
(iii) not purchase any instruments with a remaining maturity (see above) of more than 397 days. Rule 2a-7 also contains special provisions as to the maturity of variable rate and floating rate instruments. In accordance with the Rule, the Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund must (i) maintain a dollar-weighted average portfolio maturity of 90 days or less, (ii) purchase only instruments having remaining maturities of 397 days or less and (iii) invest only in U.S. dollar denominated securities determined in accordance with procedures established by the Board of Trustees of Vista to present minimal credit risks and which are rated in one of the two highest rating categories for debt obligations by at least two nationally recognized statistical rating organizations (or one rating organization if the instrument was rated only by one such organization) or, if unrated, are of comparable quality as determined in accordance with procedures established by the Board of Trustees of Vista.

     Municipal Obligations. "Municipal Obligations" are obligations issued by or on behalf of states, territories and possessions of the United States, and their authorities, agencies, instrumentalities and political subdivisions, the interest on which, in the opinion of bond counsel, is excluded from gross income for federal income tax purposes (without regard to whether the interest thereon is also exempt from the personal income taxes of any state or whether the interest thereon constitutes a preference item for purposes of the federal alternative minimum tax). "New York Municipal Obligations" are Municipal Obligations of the State of New York and its political subdivisions and of Puerto Rico, other U.S. territories and their political subdivisions, the interest on which, in the opinion of bond counsel, is exempt from New York State and New York City personal income taxes. Municipal Obligations consist of notes, bonds and commercial paper.

     There are four major varieties of state and municipal notes: Tax Anticipation Notes ("TANs"); Revenue Anticipation Notes ("RANS"); Bond Anticipation Notes ("BANs") and Construction Loan Notes ("CLNs").

     TANs and RANs are issued by states, municipalities and other tax-exempt issuers to finance short-term cash needs or, occasionally, to finance construction. Most TANs and RANs are general obligations of the issuing entity payable from taxes or revenues (respectively) expected to be received within one year.

     BANs are issued with the expectation that principal and interest of the maturing notes will be paid out of proceeds from bonds to be issued concurrently or at a later date. BANs are issued most frequently by revenue bond issuers to finance such items as construction and mortgage purchases.

     CLNs are issued primarily by housing agencies to finance construction of projects for an interim period prior to a bond issue. CLNs are secured by a lien on the property under construction, and therefore have security beyond that of the traditional BAN.

     Municipal bonds are debt obligations of states, cities, counties, municipalities and municipal agencies (all of which are generally referred to as "municipalities") which generally have a maturity at the time of issue of one year or more and which are issued to raise funds for various public purposes such as construction of a wide range of public facilities, to refund outstanding obligations and to obtain funds for institutions and facilities.

     The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Issuers of general obligation bonds include states, counties, cities, towns and other governmental units. The principal of, and interest on, revenue bonds are payable from the income of specific projects or authorities and generally are not supported by the issuer's general power to levy taxes. In some cases, revenues derived from specific taxes are pledged to support payments on a revenue bond.

     In addition, certain kinds of revenue bonds are issued by or on behalf of public authorities to provide funding for various privately operated industrial facilities such as warehouse, office, plant and store facilities ("Private Activity Bonds"). Interest on the Private Activity Bonds is generally, with certain exceptions, excluded from gross income for federal income tax purposes pursuant to Section 103(a) of the Code, provided the issuer and corporate obligor thereof continue to meet certain conditions. Private Activity Bonds in most cases, do not generally constitute the pledge of the credit of the issuer of such bonds. The payment of the principal and interest on Private Activity Bonds usually depends solely on the ability of the user of the facilities financed by the bonds or other guarantor to meet its financial obligations and, in certain instances, the pledge of real and personal property as a security for payment. In the case of many Private Activity Bonds, there is no established secondary market for their purchase or sale and therefore they may not be readily marketable. However, Private Activity Bonds or the participation certificates in Private Activity Bonds purchased by a Vista Portfolio will have liquidity because they will be supported by demand features to "high quality" banks, insurance companies or other financial institutions which may be exercised by a Vista Portfolio at any time.

     Issues of municipal commercial paper typically represent very short-term, unsecured, negotiable promissory notes. These obligations are often issued to meet seasonal working capital needs of municipalities or to provide interim construction financing and are paid from general revenues of municipalities or are refinanced with long-term debt. In most cases, municipal commercial paper is backed by letters of credit, lending agreements, note repurchase agreements (see "Investment Objectives, Policies and Restrictions -- Investment Policies:
Repurchase Agreements" in the Vista SAI) or other credit facility agreements offered by banks or other institutions which may be called upon in the event of default by the issuer of the commercial paper.

     In view of the possible "concentration" of the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund in Municipal Obligations secured by bank letters of credit or guarantees, an investment in the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund should be made with an understanding of the characteristics of the banking industry and the risks associated with such an investment. Banks are subject to extensive governmental regulations which may limit both the amounts and types of loans and other financial commitments which may be made and interest rates and fees which may be charged. The profitability of this industry is largely dependent upon the availability and cost of capital funds for the purpose of financing lending operations under prevailing money market conditions. Also, general economic conditions play an important part in the operations of this industry and exposure to credit losses arising from possible financial difficulties of borrowers might affect a bank's ability to meet its obligations under a letter of credit. For further information concerning variable rate demand instruments, see "Investment Objectives, Policies and Restrictions -- Investment Policies:
Variable Rate Securities and Participation Certificates" in the Vista SAI.

     More than 25% of the assets of the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund may be invested in securities to be paid from revenue of similar projects, which may cause such Funds to be more susceptible to similar economic, political, or regulatory occurrences (particularly with respect to the Vista New York Tax Free Money Market Fund, since most or all of the issuers in which such portfolio invests are likely to be located in New York). The value of shares of these Hanover Portfolios may be subject to greater risk than those of other mutual funds that do not permit such a practice.

     Federal tax legislation enacted over the past few years has limited the types and volume of bonds, the interests on which is excludable from gross income or does not constitute a preference item potentially subject to the alternative minimum tax on individuals. As a result, this legislation may affect the availability of Municipal Obligations for investment by the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund.

     Municipal Lease Obligations. The Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, like the corresponding Hanover Portfolios, may invest in municipal obligations that constitute participations in a lease obligation or installment purchase contract obligation (hereafter collectively called "municipal lease obligations") of a municipal authority or entity. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a municipal lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment payments in future years unless money is appropriated for such purpose on a yearly basis. Although non-appropriation municipal lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. The Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund will seek to minimize the special risks associated with such securities by not investing more than 10% of their assets in municipal lease obligations that contain non-appropriation clauses, and by only investing in those non-appropriation leases where (1) the nature of the leased equipment or property is such that its ownership or use is essential to a government function of the municipality, (2) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment if lease payments are not appropriated, (3) the lease obligor has maintained good market acceptability in the past, (4) the investment is of a size that will be attractive to institutional investors and (5) the underlying leased equipment has elements of portability and/or use that enhance its marketability in the event foreclosure on the underlying equipment were ever required. Municipal lease obligations provide a premium interest rate which along with regular amortization of the principal may make them attractive for a portion of the assets of the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund.

H.  INVESTMENT RESTRICTIONS

     In addition to the investment restrictions discussed above, each Vista Portfolio has adopted certain fundamental investment restrictions which are set forth in the Vista SAI. Such investment restrictions are substantially similar to those of the corresponding Hanover Portfolio, except to the extent otherwise noted in the preceding discussion or below.

     Unlike the Vista Cash Management Fund and the Vista Tax Free Money Market Fund, each of the Hanover Cash Management Fund and the Hanover Tax Free Money Market Fund has a stated fundamental investment restriction prohibiting it, with respect to 75% of its total assets, from investing more than 5% of its total assets in the securities of any one issuer, other than obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Hanover Cash Management Fund has also adopted a non-fundamental policy to limit investments in the securities of any single issuer (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) to not more than 5% of the Hanover Cash Management Fund's total assets, provided that it may invest up to 25% of its total assets in the securities of a single issuer for a period of up to three business days. Although the Vista Cash Management Fund and the Vista Tax Free Money Market Fund have no fundamental issuer diversification policies, they each are effectively subject to the same limitations as a matter of operating policy by virtue of Rule 2a-7.

     Unlike the Vista New York Tax Free Money Market Fund, the Hanover New York Tax Free Money Market Fund has a stated fundamental investment restriction prohibiting it, with respect to 50% of its total assets, from investing more than 5% of its total assets in the securities of any one issuer, and with respect to its remaining assets, from investing more than 25% of its total assets in the securities of any one issuer, in each case other than obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. Although the Vista New York Tax Free Money Market Fund is not subject to a fundamental issuer diversification policy, it must satisfy certain issuer diversification requirements in order to qualify as regulated investment companies under Subchapter M of the Code, which are more fully described under "Tax Matters -- Qualification as a Regulated Investment Company" in the Vista SAI.

     The Vista Cash Management Fund and Vista Treasury Plus Money Market Fund each has a fundamental investment restriction which permits it to engage in reverse repurchase transactions through which it borrows money in an amount not exceeding 10% of the value of its respective net assets, less bank borrowings outstanding for the purpose of meeting redemption requests while effecting the orderly sale of portfolio securities, in order to obtain money for purposes which may include purchases of additional portfolio securities. The Vista U.S. Government Money Market Fund has a fundamental investment restriction which permits it to borrow money in an amount not exceeding one-third of the value of its total assets, including borrowing by engaging in reverse repurchase transactions in an amount not exceeding 5% of the value of its total assets. The Vista U.S. Government Money Market Fund may borrow from banks solely for the purpose of meeting redemption requests while effecting the orderly sale of portfolio securities, but may borrow by engaging in reverse repurchase transactions for purposes which may include purchases of additional portfolio securities. The Vista 100% U.S. Treasury Securities Money Market Fund has a fundamental investment restriction permitting it to borrow from banks (for temporary purposes) and enter into reverse repurchase agreements in an amount not in excess of one-third of the value of its respective assets (less bank borrowings outstanding for temporary purposes). As a matter of fundamental policy, none of the Vista Portfolios which may borrow or enter into repurchase agreements will purchase portfolio securities if its outstanding borrowing, including borrowing through repurchase agreements, exceeds 5% of the value of its total assets. As a matter of non-fundamental policy, the Vista Portfolios will only enter into reverse repurchase agreements for purposes of avoiding selling portfolio securities during unfavorable market conditions to meet redemptions. Upon consummation of the Reorganization, subject to shareholder approval of such change with respect to each such Vista Portfolio, as a matter of fundamental policy, each Vista Portfolio will have the ability to borrow money for temporary or emergency purposes or by engaging in reverse repurchase transactions in an amount not in excess of one-third of the value of its assets, provided that borrowings representing more than 5% of its total assets must be repaid before such Vista Portfolio makes additional investments.

     In contrast, while each Hanover Portfolio has a fundamental investment restriction permitting it to borrow from banks (for temporary purposes) and (except for the Hanover 100% U.S. Treasury Securities Money Market Fund) enter into reverse repurchase agreements in an amount not in excess of one-third of the value of its respective assets (less bank borrowings outstanding for temporary purposes), the Hanover Portfolios may, as a matter of non-fundamental policy, enter into reverse repurchase agreements for purposes of avoiding selling portfolio securities during unfavorable market conditions to meet redemptions. No Hanover Portfolio may purchase portfolio securities if its outstanding borrowing, including borrowing through repurchase agreements, exceeds 5% of the value of its total assets.

     While the Hanover Portfolios each have a fundamental investment restriction prohibiting them from investing in or selling put options, call options, straddles, spreads, or any combination thereof (except for acquiring rights to put their portfolio securities in order to maintain liquidity), the Vista Portfolios have a corresponding fundamental investment restriction which prohibits writing, purchasing or selling put options, call options or any combination thereof but which permits the writing, purchasing or selling of puts, calls and combinations thereof with respect to U.S. Government securities. Upon consummation of the Reorganization, each Vista Portfolio (other than the Vista 100% U.S. Treasury Securities Money Market Fund and the Vista Treasury Plus Money Market Fund) also will be permitted to enter into put transactions with respect to securities in its portfolio other than U.S. Government securities if approval is obtained from the shareholders of such Vista Portfolio.

     While the Hanover Portfolios and the Vista Portfolios each have a fundamental investment restriction prohibiting them from engaging in short sales of securities, the Vista Tax Free Money Market Fund, Vista New York Tax Free Money Market Fund and Vista Treasury Plus Money Market Fund are subject to an exception which permits them to engage in covered short sales with respect to up to 10% of their respective net assets. However, each such Vista Portfolio states that it has no current intention of engaging in short sales. Upon consummation of the Reorganization, each Vista Portfolio, as a matter of fundamental policy, will be prohibited from engaging in short sales, other than short sales "against the box," if approval of the foregoing revised policy is obtained from the shareholders of such Vista Portfolio.

     While the Hanover Portfolios each have a fundamental investment restriction limiting their ability to purchase securities of other investment companies, the Vista Portfolios have no corresponding fundamental investment restriction. However, each Vista Portfolio, as a matter of law, is subject to the same limitations.

     Following consummation of the Reorganization, each Vista Portfolio, as a matter of fundamental policy, will be permitted to invest all or a part of its assets in an investment company having substantially the same investment objective and policies as such Vista Portfolio, if approval is obtained from the shareholders of such Vista Portfolio with respect to the adoption of such new fundamental policy. The Hanover Portfolios have no similar fundamental policy.

                 COMPARATIVE INFORMATION ON SHAREHOLDER RIGHTS

     General. As a Massachusetts business trust, the operation of Vista will be governed by the Declaration of Trust of Vista (the "Declaration of Trust") and applicable Massachusetts law rather than by the Articles of Incorporation (the "Articles") of Hanover and applicable Maryland law. Certain differences between the two forms of organization are summarized below.

     Shares of Portfolios. Interests in Hanover are represented by transferable shares of stock, par value $.001 per share. The Articles authorize Hanover to issue 10 billion shares of stock. The Hanover Board may, without shareholder approval, increase the number of authorized shares and divide authorized but unissued stock into an unlimited number of separate portfolios or series, and classes thereof. Currently, all the authorized stock of Hanover is divided into six separate series (corresponding to the six Hanover Portfolios), and none of these series is further subdivided into classes. Each share of a Hanover Portfolio represents an equal proportionate interest in that Hanover Portfolio's investment portfolio with the other shares of the same Hanover Portfolio. Each share of a Hanover Portfolio is entitled to dividends and distributions out of the assets of that Hanover Portfolio, as declared by the Hanover Board in its discretion. Fractional shares have proportionate rights to full shares. Generally, shares will be voted in the aggregate without reference to a particular portfolio, except if the matter affects only one portfolio or voting by portfolio is required by law, in which case shares will be voted separately by portfolio. Maryland law does not require a registered investment company to hold annual meetings of shareholders in any year in which the election of directors is not required under the 1940 Act, and it is anticipated that annual shareholder meetings will be held only when specifically required by the 1940 Act. There are no conversion or preemptive rights in connection with shares of Hanover.

     Vista has an unlimited number of authorized shares of beneficial interest, currently without par value, which may be divided into portfolios or series and classes thereof. Upon consummation of the Reorganization, the par value of the shares of Vista will be $.001, subject to shareholder approval of such change. Each Vista Portfolio is one portfolio of Vista and, with the exception of the Vista New York Tax Free Money Market Fund, offers multiple classes of shares. Each share of a portfolio or class of Vista represents an equal proportionate interest in that portfolio or class with each other share of that portfolio or class. The shares of each portfolio or class of Vista participate equally in the earnings, dividends and assets of the particular portfolio or class. Fractional shares have proportionate rights to full shares. Expenses of Vista which are not attributable to a specific portfolio or class are allocated to all the portfolios of Vista in a manner believed by management of Vista to be fair and equitable. Generally, shares of each portfolio or class will be voted separately, for example to approve an investment advisory agreement or distribution plan, but shares of all series and classes vote together, to the extent required by the 1940 Act, including the election or selection of trustees and independent accountants. Vista is not required to hold regular annual meetings of shareholders, but may hold special meetings from time to time. There are no conversion or preemptive rights in connection with shares of Vista.

     Shareholder Voting Rights. Each Director of Hanover holds office, unless sooner removed, until his successor is elected and qualified. Any Director may be removed, with or without cause, by the affirmative vote of a majority of the shares entitled to vote, at any meeting of the shareholders, and the vacancy caused by such removal may be filled by the shareholders at any meeting called for the purpose. A vacancy in the Hanover Board resulting from the resignation of a Director or otherwise may be filled by a vote of a majority of the remaining Directors then in office. However, under the 1940 Act, no vacancy may be filled by Directors unless immediately thereafter at least two-thirds of the Directors holding office shall have been elected to such office by the shareholders. Special meetings of shareholders for any purpose or purposes may be called by Hanover's chairman, president or a majority of the Hanover Board, and upon the written request of the shareholders holding at least 10% of the shares of Hanover outstanding and entitled to vote at such meeting. Business transacted at any special meeting of shareholders shall be limited to the purposes stated in the notice of such meeting sent to shareholders.

     Vista is not required to hold annual meetings of shareholders but will hold special meetings of shareholders of a portfolio or class when the Trustees deem such a meeting to be necessary or desirable. A vacancy in Vista Board resulting from the resignation of a Trustee or otherwise may be filled by a vote of a majority of the remaining Trustees then in office. However, under the 1940 Act, no vacancy may be filled by Trustees unless immediately thereafter at least two-thirds of the Trustees holding office shall have been elected to such office by the shareholders. In addition, Trustees may be removed from office by a vote of holders of shares representing two-thirds of the outstanding shares of each portfolio of Vista at a meeting duly called for the purpose. A meeting of shareholders shall be held upon the written request of the holders of shares representing not less than 10% of the outstanding shares entitled to vote on the matters specified in the written request. Upon written request by the holders of shares representing at least $25,000 or 1% of the outstanding shares of Vista stating that such shareholders wish to communicate with the other shareholders for the purpose of obtaining the signatures necessary to demand a meeting to consider removal of a Trustee, the Trustees will within five business days after receipt of such request either provide a list of shareholders or inform such applicants as to the approximate number of shareholders and the approximate costs of mailing the request to them. If the second option is chosen by the Trustees, then the Trustees are generally obligated, upon written request of the applicants, to mail the requested materials to all shareholders of record (at the expense of the requesting shareholders). Except as set forth above, the Trustees may continue to hold office and may appoint successor Trustees.

     Shareholder Liability. Under Maryland law, Hanover shareholders have no personal liability for Hanover's acts or obligations. Under Massachusetts law, shareholders of Vista could, under certain circumstances, be held personally liable as partners for the obligations of Vista. However, Vista Agreement disclaims shareholder liability for acts or obligations of Vista and provides for indemnification and reimbursement of expenses out of Vista property for any shareholder held personally liable for the obligations of Vista. The Declaration of Trust also provides that Vista shall maintain appropriate insurance (for example, fidelity bonding and errors and omissions insurance) for the protection of Vista, its shareholders, Trustees, officers, employees and agents covering possible tort and other liabilities. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance existed and Vista itself was unable to meet its obligations.

     Liability of Directors and Trustees. Under Maryland law and the Articles, directors and officers of Hanover are not liable to the corporation or its stockholders for money damages, except to the extent that (1) it is proved that such person actually received an improper benefit or profit in money, property, or services for the amount of the benefit for profit in money, property, or services actually received, or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated. However, a director or officer of Hanover is liable to the extent his actions are the result of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("Disabling Conduct"). In the event of any litigation against the Directors or officers of Hanover,

Hanover's By-Laws require that Hanover indemnify a Director or officer for certain expenses and to advance money for such expenses provided that (a) the court or other body before whom the proceeding to which the Director or officer is a party was brought (i) dismisses the proceeding for insufficiency of evidence of any Disabling Conduct or (ii) reaches a final decision on the merits that the Director or officer was not liable by reason of Disabling Conduct; or
(b) in the absence of such a decision, there is a reasonable determination, based upon a review of the facts, that the Director or officer was not liable by reason of Disabling Conduct, which determination shall be made by: (i) the vote of a majority of a quorum of the Directors who are neither "interested persons" of Hanover as defined in the 1940 Act nor parties to the proceeding; or (ii) an independent legal counsel in a written opinion. Under the Declaration of Trust, the Trustees of Vista are personally liable only for bad faith, willful misfeasance, gross negligence or reckless disregard of their duties as Trustees. Under the Declaration of Trust, a Trustee or officer of Vista will generally be indemnified against all liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or by proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof.

     The foregoing is only a summary of certain of the major differences between Hanover, its Articles and By-Laws and Maryland law and Vista, its Declaration of Trust and By-Laws and Massachusetts law. Shareholders may wish to refer directly to the provisions of Hanover's Articles and By-Laws, Maryland law and Vista's Declaration of Trust and By-Laws and Massachusetts law for a more thorough comparison.

                       ADDITIONAL INFORMATION ABOUT VISTA

A.  EXPENSES

     The following expense tables are provided to assist investors in understanding the various costs and expenses that an investor will indirectly incur as a beneficial owner of Vista Shares in each of the Vista Portfolios. The table reflects information for the twelve months ended August 31, 1995 for the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund, the Vista Cash Management Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, in each case restated to reflect the fee arrangements that will be in effect commencing on the Closing Date as if these arrangements had been in effect during that period and significant changes in asset levels through November 1995, and assuming that the Reorganization had occurred at the beginning of that period. Because the Vista 100% U.S. Treasury Securities Money Market Fund will not commence operations until the Closing Date, information for that portfolio reflects estimated annual expenses for the 1996 fiscal year.

                                         VISTA 100%
                                            U.S.
                                          TREASURY        VISTA        VISTA U.S.                                   VISTA NEW
                                         SECURITIES      TREASURY      GOVERNMENT     VISTA CASH     VISTA TAX       YORK TAX
                                        MONEY MARKET    PLUS MONEY    MONEY MARKET    MANAGEMENT     FREE MONEY     FREE MONEY
                                         FUND VISTA    MARKET FUND     FUND VISTA     FUND VISTA    MARKET FUND    MARKET FUND
                                           SHARES      VISTA SHARES      SHARES         SHARES      VISTA SHARES   VISTA SHARES
                                        ------------   ------------   ------------   ------------   ------------   ------------
ANNUAL FUND OPERATING EXPENSES
(as a percentage of daily net assets)
Investment Advisory Fee................     0.10%          0.10%          0.10%          0.10%          0.10%          0.10%
Rule 12b-1 Distribution Plan Fee.......     0.10%          0.10%          0.10%          0.00%          0.10%          0.10%
Administration Fee.....................     0.05%          0.05%          0.05%          0.05%          0.05%          0.05%
Other Expenses
  Sub-Administration Fee...............     0.05%          0.05%          0.05%          0.05%          0.05%          0.05%
  Shareholder Servicing*...............     0.18%          0.20%          0.23%          0.33%          0.21%          0.20%
  Other Operating Expenses**...........     0.11%          0.09%          0.06%          0.06%          0.08%          0.09%
Total Other Expenses...................     0.34%          0.34%          0.34%          0.44%          0.34%          0.34%
TOTAL FUND OPERATING EXPENSES*.........     0.59%          0.59%          0.59%          0.59%          0.59%          0.59%

---------------

 *"Total Fund Operating Expenses" reflect the agreement by Chase voluntarily to waive fees payable to it and/or reimburse expenses for a period of at least one year following the consummation of the Reorganization to the extent necessary to prevent Total Fund Operating Expenses of Vista Shares of each

  Vista Portfolio for such period from exceeding 0.59% of average net assets. "Shareholder Servicing Fees" for each Vista Portfolio reflect estimated fee waivers by Chase pursuant to such agreement; absent such waivers, "Shareholder Servicing Fees" would be 0.35% for each such Vista Portfolio. In addition, Chase has agreed to waive fees payable to it and/or reimburse expenses for a two year period following consummation of the Reorganization to the extent necessary to prevent Total Fund Operating Expenses for Vista Shares of the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund, the Vista Cash Management Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund from exceeding 0.71%, 0.73%, 0.72%, 0.72%, 0.76% and 0.74%, respectively, of average net assets during such period.

**"Other Operating Expenses" include custody fees, transfer agency fees, registration fees, legal fees, audit fees, directors' fees, insurance fees, and other miscellaneous expenses. A shareholder may incur a $10.00 charge for certain wire redemptions.

Example: You would pay the following expenses on a $1,000 investment in Vista Shares of the Vista Portfolio indicated based upon payment by the Vista Portfolios of operating expenses at the levels set forth in the table above, assuming (1) 5% annual return and (2) redemption at the end of each time period.

                                                                                     VISTA NEW YORK
                                           VISTA CASH          VISTA TAX FREE        TAX FREE MONEY
                                         MANAGEMENT FUND      MONEY MARKET FUND        MARKET FUND
                                         (VISTA SHARES)        (VISTA SHARES)        (VISTA SHARES)
                                        -----------------     -----------------     -----------------
1 Year..............................           $ 6                   $ 6                   $ 6
3 Years.............................            19                    19                    19
5 Years.............................            33                    33                    33
10 Years............................            74                    74                    74

                                         VISTA 100% U.S.
                                            TREASURY           VISTA TREASURY          VISTA U.S.
                                           SECURITIES            PLUS MONEY            GOVERNMENT
                                        MONEY MARKET FUND        MARKET FUND        MONEY MARKET FUND
                                         (VISTA SHARES)        (VISTA SHARES)        (VISTA SHARES)
                                        -----------------     -----------------     -----------------
1 Year..............................           $ 6                   $ 6                   $ 6
3 Years.............................            19                    19                    19
5 Years.............................            33                    33                    33
10 Years............................            74                    74                    74

     THE "EXAMPLE" SET FORTH ABOVE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES OF VISTA SHARES OF A VISTA PORTFOLIO; ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

     A long-term shareholder in shares of a mutual fund with 12b-1 fees, such as the Vista Shares of each Vista Portfolio other than the Vista Cash Management Fund, may pay more than the economic equivalent of the maximum front-end sales charge permitted by rules of the National Association of Securities Dealers, Inc.

B.  FINANCIAL HIGHLIGHTS

     The following financial highlights for Vista Shares of Vista U.S. Government Money Market Fund, Vista Cash Management Fund and Vista Tax Free Money Market Fund and for Shares of Vista New York Tax Free Money Market Fund are supplemented by financial statements and accompanying notes appearing in Vista's Annual Report to shareholders for the fiscal year ended August 31, 1995, which is incorporated by reference into the Vista SAI. The financial statements and notes thereto, as well as the financial information set forth in the tables set forth below for each of the periods commencing subsequent to June 30, 1992 for Vista U.S. Government Money Market and Vista Cash Management Funds and subsequent to November 1, 1988 for Vista Tax Free Money Market and Vista New York Tax Free Money Market Funds have been audited by Price Waterhouse LLP, independent accountants, whose report thereon is included in the Annual Report to shareholders.

     The financial highlights for the 100% U.S. Treasury Securities Money Market Fund of Hanover have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report expressed an unqualified opinion thereon.

     The following information should be read in conjunction with the related financial statements and notes thereto which are incorporated by reference into the Statement of Additional Information.

     Investors are advised that the Financial Highlights should not be viewed as indicative of future financial results of the Vista Portfolios.

                    VISTA U.S. GOVERNMENT MONEY MARKET FUND

                                                 ---------------------------------------------------------
                                                                       VISTA SHARES
                                                 ---------------------------------------------------------
                                                                                          FOR THE PERIOD
                                                                    NOVEMBER 1, 1993     JANUARY 1, 1993**
                                                   YEAR ENDED            THROUGH                TO
                                                 AUGUST 31, 1995    AUGUST 31, 1994*     OCTOBER 31, 1993
                                                 ---------------    -----------------    -----------------
NET ASSET VALUE, BEGINNING OF PERIOD..........      $    1.00           $    1.00            $    1.00
Income From Investment Operations:
  Net Investment Income.......................          0.049               0.025                0.019
                                                    ---------           ---------            ---------
  Total from Investment Operations............          0.049               0.025                0.019
  Less Distributions:
  Dividends from net investment income........          0.049               0.025                0.019
                                                    ---------           ---------            ---------
  Total Distributions.........................          0.049               0.025                0.019
                                                    ---------           ---------            ---------
NET ASSET VALUE, END OF PERIOD................      $    1.00           $    1.00            $    1.00
                                                    =========           =========            =========
TOTAL RETURN..................................           5.05%               2.48%                2.02%
Ratios/Supplemental Data:
  Net Assets, End of Period (000 omitted).....      $ 341,336           $ 335,365            $ 323,498
  Ratio of Expenses to Average Net Assets#....           0.80%               0.80%                0.82%
  Ratio of Net Investment Income to Average
     Net Assets#..............................           4.93%               2.94%                2.39%
  Ratio of Expenses without waivers and
     assumption of expenses to Average Net
     Assets#..................................           0.80%               0.80%                0.82%
  Ratio of net investment income without
     waivers and assumption of expenses to
     Average Net Assets#......................           4.93%               2.94%                2.39%

---------------

# Short periods have been annualized.

* In 1994 the Vista U.S. Government Money Market Fund changed its fiscal year-end from October 31 to August 31.

** Commencement of offering of shares.

                         VISTA CASH MANAGEMENT FUND(1)

                                     -------------------------------------------------------------------------------------------
                                                                            VISTA SHARES
                                     -------------------------------------------------------------------------------------------
                                                                                   FOR THE
                                                   NOVEMBER 1,      FOR THE        PERIOD
                                        YEAR           1993        YEAR ENDED      JULY 1,
                                       ENDED         THROUGH        OCTOBER        1992 TO            YEAR ENDED JUNE 30,
                                     AUGUST 31,     AUGUST 31,        31,        OCTOBER 31,    --------------------------------
                                        1995          1994+           1993          1992*         1992        1991        1990
                                     ----------    ------------    ----------    -----------    --------    --------    --------
NET ASSET VALUE, BEGINNING OF
  PERIOD...........................   $   1.00       $   1.00       $   1.00      $    1.00     $   1.00    $   1.00    $   1.00
Income From Investment
  Operations:
  Net Investment Income............      0.051          0.028          0.029          0.010        0.045       0.069       0.081
                                     ----------    ------------    ----------    -----------    --------    --------    --------
  Total from Investment
    Operations.....................      0.051          0.028          0.029          0.010        0.045       0.069       0.081
Less Distributions:
  Dividends from net investment
    income.........................      0.051          0.028          0.029          0.010        0.045       0.069       0.081
                                     ----------    ------------    ----------    -----------    --------    --------    --------
  Total Distributions..............      0.051          0.028          0.029          0.010        0.045       0.069       0.081
                                     ----------    ------------    ----------    -----------    --------    --------    --------
NET ASSET VALUE, END OF PERIOD.....   $   1.00       $   1.00       $   1.00      $    1.00     $   1.00    $   1.00    $   1.00
                                     =========     ============    ==========    ==========     ========    ========    ========
TOTAL RETURN.......................       5.27%          2.84%          2.99%          1.02%        4.59%       7.13%       8.42%
  Ratios/Supplemental Data*
Net Assets, End of Period (000
  omitted).........................   $ 91,621       $156,645       $258,630      $ 443,102     $464,810    $359,637    $392,073
Ratio of Expenses to Average Net
  Assets#..........................       0.51%          0.60%          0.60%          0.59%        0.59%       0.59%       0.59%
Ratio of Net Investment Income to
  Average Net Assets#..............       5.13%          3.29%          2.93%          3.03%        4.50%       6.91%       8.13%
Ratio of expenses without waivers
  and assumption of expenses to
  Average Net Assets#..............       0.79%          0.74%          0.70%          0.59%        0.59%       0.59%         --
Ratio of net investment income
  without waivers and assumption of
  expenses to Average Net
  Assets#..........................       4.91%          3.15%          2.82%          3.03%        4.50%       6.91%         --


                                       1989        1988        1987        1986
                                     --------    --------    --------    --------
NET ASSET VALUE, BEGINNING OF
  PERIOD...........................  $   1.00    $   1.00    $   1.00    $   1.00
Income From Investment
  Operations:
  Net Investment Income............     0.084       0.066       0.059       0.072
                                     --------    --------    --------    --------
  Total from Investment
    Operations.....................     0.084       0.066       0.059       0.072
Less Distributions:
  Dividends from net investment
    income.........................     0.084       0.066       0.059       0.072
                                     --------    --------    --------    --------
  Total Distributions..............     0.084       0.066       0.059       0.072
                                     --------    --------    --------    --------
NET ASSET VALUE, END OF PERIOD.....  $   1.00    $   1.00    $   1.00    $   1.00
                                     ========    ========    ========    ========
TOTAL RETURN.......................      8.68%       6.83%       6.03%       7.29%
  Ratios/Supplemental Data*
Net Assets, End of Period (000
  omitted).........................  $526,972    $471,740    $414,983    $363,642
Ratio of Expenses to Average Net
  Assets#..........................      0.59%       0.57%       0.55%       0.57%
Ratio of Net Investment Income to
  Average Net Assets#..............      8.41%       6.63%       5.88%       7.29%
Ratio of expenses without waivers
  and assumption of expenses to
  Average Net Assets#..............        --          --          --          --
Ratio of net investment income
  without waivers and assumption of
  expenses to Average Net
  Assets#..........................        --          --          --          --

---------------

* In 1992, the Trinity Money Market Fund, the predecessor to the Vista Cash Management Fund, changed its fiscal year-end from June 30 to October 31.

#   Short periods have been annualized.

(1) Trinity Money Market Fund and Vista Cash Management Fund each reorganized as a new portfolio of Vista effective January 1, 1993 in a tax-free reorganization. The new portfolio was named Vista Global Money Market Fund and, in connection with the Reorganization, is being renamed Vista Cash Management Fund. In connection with each reorganization, shares of the Trinity Money Market Fund were re-organized as Vista Shares of Vista Cash Management Fund, and shares of the former Vista Cash Management Fund were reorganized as Premier Shares. The per share data and ratios for the period prior to the reorganization relate to the Trinity Money Market Fund.

+   In 1994 the Vista Cash Management Fund changed its fiscal year-end from
     October 31 to August 31.

                        VISTA TAX FREE MONEY MARKET FUND

                                                       -----------------------------------------------------------------------------
                                                                                       VISTA SHARES
                                                       -----------------------------------------------------------------------------
                                                                       NOVEMBER
                                                                          1,
                                                          YEAR           1993
                                                         ENDED         THROUGH                   YEAR ENDED OCTOBER 31,
                                                       AUGUST 31,     AUGUST 31,     -----------------------------------------------
                                                          1995          1994+         1993         1992         1991         1990
                                                       ----------     ----------    --------     --------     --------     --------
NET ASSET VALUE, BEGINNING OF PERIOD...............     $   1.00       $   1.00     $   1.00     $   1.00     $   1.00     $   1.00
Income From Investment Operations
Net Investment Income..............................        0.029          0.015        0.019        0.028        0.043        0.054
                                                       ----------     ----------    --------     --------     --------     --------
Total from Investment Operations...................        0.029          0.015        0.019        0.028        0.043        0.054
Less Distributions:
  Dividends from net investment income.............        0.029          0.015         0.019       0.028        0.043        0.054
                                                       ----------     ----------     --------    --------     --------     --------
  Total Distributions..............................        0.029          0.015         0.019       0.028        0.043        0.054
                                                       ----------     ----------     --------    --------     --------     --------
NET ASSET VALUE, END OF PERIOD.....................     $   1.00       $   1.00      $   1.00    $   1.00     $   1.00     $   1.00
                                                       =========      =========      ========    ========     ========     ========
TOTAL RETURN.......................................         2.99%          1.54%         1.90%       2.79%        4.37%        5.47%
Ratios/Supplemental Data:
  Net Assets, End of Period (000 omitted)..........     $166,915       $121,710      $160,497    $145,241     $115,770     $112,770
  Ratio of Expenses to Average Net Assets#.........         0.86%          0.85%         0.85%       0.85%        0.85%        0.85%
  Ratio of Net Investment Income to Average Net
    Assets#........................................         2.96%          1.82%         1.88%       2.70%        4.27%        5.33%
  Ratio of Expenses without waivers and assumption
    of expenses to Average Net Assets#.............         0.94%          0.85%         0.91%       0.98%        0.99%        0.97%
  Ratio of net investment income without waivers
    and assumption of expenses to Average Net
    Assets#........................................         2.87%          1.82%         1.83%       2.57%        4.13%        5.21%

                                                                               9/4/87* to
                                                       1989         1988        10/31/87
                                                     --------     --------     ----------
NET ASSET VALUE, BEGINNING OF PERIOD...............  $   1.00     $   1.00      $   1.00
Income From Investment Operations
Net Investment Income..............................     0.056        0.045         0.007
                                                     --------     --------     ----------
Total from Investment Operations...................     0.056        0.045         0.007
Less Distributions:
  Dividends from net investment income.............     0.056        0.045         0.007
                                                     --------     --------     ----------
  Total Distributions..............................     0.056        0.045         0.007
                                                     --------     --------     ----------
NET ASSET VALUE, END OF PERIOD.....................  $   1.00     $   1.00      $   1.00
                                                     ========     ========     ==========
TOTAL RETURN.......................................      5.76%        4.61%         4.50%
Ratios/Supplemental Data:
  Net Assets, End of Period (000 omitted)..........  $107,534     $116,260      $133,177
  Ratio of Expenses to Average Net Assets#.........      0.85%        0.85%         0.85%
  Ratio of Net Investment Income to Average Net
    Assets#........................................      5.59%        4.47%         4.47%
  Ratio of Expenses without waivers and assumption
    of expenses to Average Net Assets#.............      1.01%        1.02%         1.18%
  Ratio of net investment income without waivers
    and assumption of expenses to Average Net
    Assets#........................................      5.43%        4.30%         4.15%

---------------

*  Commencement of offering of shares.

# Short periods have been annualized.

+ In 1994 the Vista Tax Free Money Market Fund changed its fiscal year-end from October 31 to August 31.

                   VISTA NEW YORK TAX FREE MONEY MARKET FUND

                                                   ------------------------------------------------------------------------------
                                                                  NOVEMBER 1,
                                                                     1993                     YEAR ENDED OCTOBER 31,
                                                   YEAR ENDED       THROUGH       -----------------------------------------------
                                                   AUGUST 31,     AUGUST 31,
                                                      1995           1994+          1993         1992         1991         1990
                                                   ----------     -----------     --------     --------     --------     --------
                                                     VISTA           VISTA         VISTA        VISTA        VISTA        VISTA
                                                     SHARES         SHARES         SHARES       SHARES       SHARES       SHARES
                                                   ----------     -----------     --------     --------     --------     --------
NET ASSET VALUE, BEGINNING OF PERIOD............    $   1.00       $    1.00      $   1.00     $   1.00     $   1.00     $   1.00
Income from Investment Operations:
  Net Investment Income.........................       0.028           0.015         0.017        0.025        0.038        0.050
                                                   ----------     -----------     --------     --------     --------     --------
  Total from Investment Operations..............       0.028           0.015         0.017        0.025        0.038        0.050
Less Distributions:
  Dividends from net investment income..........       0.028           0.015         0.017        0.025        0.038        0.050
                                                   ----------     -----------     --------     --------     --------     --------
  Total Distributions...........................       0.028           0.015         0.017        0.025        0.038        0.050
                                                   ----------     -----------     --------     --------     --------     --------
NET ASSET VALUE, END OF PERIOD..................    $   1.00       $    1.00      $   1.00     $   1.00     $   1.00     $   1.00
                                                   =========      ===========     ========     ========     ========     ========
TOTAL RETURN....................................        2.88%           1.48%         1.75%        2.53%        3.87%        5.02%
Ratios/Supplemental Data
  Net Assets, End of Period (000 omitted).......    $378,400       $ 365,669      $300,425     $285,889     $230,855     $251,897
  Ratio of Expenses to Average Net Assets#......        0.86%           0.85%         0.85%        0.85%        0.85%        0.83%
  Ratio of Net Income to Average Net Assets#....        2.84%           1.77%         1.72%        2.48%        3.83%        4.91%
  Ratio of expenses without waivers and
    assumption of expenses to Average Net
    Assets#.....................................        0.95%           0.85%         0.89%        0.92%        0.92%        0.91%
  Ratio of net investment income without waivers
    and assumption of expenses to Average Net
    Assets#.....................................        2.75%           1.77%         1.68%        2.41%        3.76%        4.83%

                                                                             9/4/87* to
                                                    1989         1988         10/31/87
                                                  --------     --------     ------------
                                                   VISTA        VISTA          VISTA
                                                   SHARES       SHARES         SHARES
                                                  --------     --------     ------------
NET ASSET VALUE, BEGINNING OF PERIOD............  $   1.00     $   1.00       $   1.00
Income from Investment Operations:
  Net Investment Income.........................     0.051        0.043          0.009
                                                  --------     --------     ------------
  Total from Investment Operations..............     0.051        0.043          0.009
Less Distributions:
  Dividends from net investment income..........     0.051        0.043          0.009
                                                  --------     --------     ------------
  Total Distributions...........................     0.051        0.043          0.009
                                                  --------     --------     ------------
NET ASSET VALUE, END OF PERIOD..................  $   1.00     $   1.00       $   1.00
                                                  ========     ========     ===========
TOTAL RETURN....................................      5.28%        4.50%          4.71%
Ratios/Supplemental Data
  Net Assets, End of Period (000 omitted).......  $252,201     $230,639       $  2,385
  Ratio of Expenses to Average Net Assets#......      0.81%        0.78%          0.25%
  Ratio of Net Income to Average Net Assets#....      5.15%        4.26%          4.71%
  Ratio of expenses without waivers and
    assumption of expenses to Average Net
    Assets#.....................................      0.95%        1.10%          1.50%
  Ratio of net investment income without waivers
    and assumption of expenses to Average Net
    Assets#.....................................      5.01%        3.94%          3.46%

---------------

*  Commencement of operations.

# Short periods have been annualized.

+ In 1994 the Vista New York Tax Free Money Market Fund changed its fiscal year-end from October 31 to August 31.

                       THE 100% U.S. TREASURY SECURITIES
                          MONEY MARKET FUND OF HANOVER
                (FOR A SHARE OUTSTANDING THROUGHOUT EACH PERIOD)

                                                                   YEAR ENDED NOVEMBER 30,                  PERIOD ENDED
                                                      -------------------------------------------------     NOVEMBER 30,
                                                        1995          1994          1993         1992          1991*
                                                      ---------     ---------     --------     --------     ------------
Net Asset Value, Beginning of Period..............                  $   1.000     $  1.000     $  1.000       $  1.000
                                                                    ---------     --------     --------     ------------
Income from Investment Operations:
  Net investment income...........................                      0.033        0.026        0.033          0.021
                                                                    ---------     --------     --------     ------------
Less Distributions:
  Dividends from net investment income............                     (0.033)      (0.026)      (0.033)        (0.021)
                                                                    ---------     --------     --------     ------------
Net Asset Value, End of Period....................                  $   1.000     $  1.000     $  1.000       $  1.000
                                                                    =========     ========     ========     ============
Total Return**....................................                       3.32%        2.62%        3.33%          2.58%
Ratios/Supplemental Data:
  Net Assets, End of Period (in thousands)........                  $1,024,125    $873,631     $383,688       $141,875
  Ratio of Expenses to Average Net Assets++.......                       0.59%        0.58%        0.55%          0.45%
  Ratio of Net Investment Income to Average Net
    Assets........................................                       3.26%        2.58%        3.28%          5.02%

---------------

*  Commencement of operations July 1, 1991.

** Total return computed for the period.

+  Annualized.

++ Ratios before effect of waivers were 0.62%, 0.61%, 0.67%, and 0.74% annualized, respectively.

C.  MANAGEMENT OF THE PORTFOLIOS

                            ADVISER AND SUB-ADVISERS

     Chase acts as investment adviser to each existing Vista Portfolio and will act as investment adviser to each Vista Portfolio effective upon the Closing Date. Upon consummation of the Bank Merger, Chase's successor will continue to act as investment adviser to each Vista Portfolio. As used herein, the term "Adviser" means Chase (including its successor in the Bank Merger) in its capacity as investment adviser to the Vista Portfolios. Under the Investment Advisory Agreement between the Adviser and Vista relating to each Vista Portfolio that will take effect as of the Closing Date, the Adviser will have responsibility for investment decisions for each Vista Portfolio. For its services under the Investment Advisory Agreement relating to each Vista Portfolio, the Adviser will receive an annual fee computed daily and paid monthly at an annual rate equal to 0.10% of the average daily net assets of such Vista Portfolio.

     Effective upon the Closing Date, CAM will act as the sub-investment adviser to each Vista Portfolio, other than Vista Cash Management Fund and Vista Tax Free Money Market Fund, pursuant to a separate Sub-Investment Advisory Agreement between CAM and Chase. Under the Sub-Investment Advisory Agreement, CAM will make investment decisions for, and be responsible for the day-to-day management of, each such portfolio. For its services under such Sub-Investment Advisory Agreement, CAM will be entitled to receive, with respect to each such Vista Portfolio, such compensation, payable by the Adviser out of its advisory fee, as shall be agreed to from time to time between the Adviser and CAM.

     Effective upon the Closing Date, TCBNA will act as the sub-investment adviser to the Vista Cash Management Fund and the Vista Tax Free Money Market Fund pursuant to separate Sub-Investment Advisory Agreements between Chase and TCBNA. Under the Sub-Investment Advisory Agreements, TCBNA will make investment decisions for, and be responsible for the day-to-day management of, the Vista Cash Management Fund and Vista Tax Free Money Market Fund. For its services under the Sub-Investment Advisory Agreement relating to each of the Vista Cash Management Fund and Vista Tax Free Money Market Fund, TCBNA will be entitled to receive such compensation, payable by the Adviser out of its advisory fee, as shall be agreed to from time to time between the Adviser and TCBNA.

     The Adviser, CAM and TCBNA may each, from time to time, voluntarily waive all or a portion of the fees payable to it under an Investment Advisory Agreement or a Sub-Investment Advisory Agreement, as the case may be.

     The Adviser is currently a wholly-owned subsidiary of CMC, a registered bank holding company, and is a commercial bank offering a wide range of banking and investment services to customers throughout the United States and around the world. Effective upon consummation of the Parent Merger, the Adviser will be a wholly-owned subsidiary of CBC, and CBC will be renamed "The Chase Manhattan Corporation". Upon consummation of the Bank Merger, the Adviser will continue to be a wholly-owned subsidiary of CBC. Its headquarters is currently located at One Chase Manhattan Plaza, New York, New York 10081. The Adviser, including its predecessor organizations, has over 100 years of money management experience and renders investment advisory services to others. Also included among the Adviser's accounts are commingled trust funds and a broad spectrum of individual trust and investment management portfolios. These accounts have varying investment objectives.

     CAM is a wholly-owned operating subsidiary of Chase, and upon consummation of the Bank Merger, will be a wholly-owned operating subsidiary of the Adviser. CAM is registered with the Commission as an investment adviser and was formed for the purpose of providing discretionary investment advisory services to institutional clients and to consolidate Chase's investment management function, and the same individuals who serve as portfolio managers for CAM also serve as portfolio managers for Chase. CAM is located at 1211 Avenue of the Americas, New York, New York 10036.

     TCBNA has been in the investment counselling business since 1987 and is ultimately controlled and owned by CBC. TCBNA renders investment advice to a wide variety of corporations, pension plans, foundations, trusts and individuals. TCBNA currently serves as the investment adviser to the Hanover Cash Management Fund and the Hanover Tax Free Money Market Fund. The principal business address of TCBNA is 600 Travis, Houston, Texas 77002.

     If, in connection with the Related Changes, the shareholders of the Vista Cash Management Fund or the Vista Tax Free Money Market Fund do not approve the investment sub-advisory agreement with TCBNA, then, in that case, the Adviser will continue to act as the investment adviser to such Vista Portfolio pursuant to the terms of the investment advisory agreements relating to those Vista Portfolios.

     CERTAIN RELATIONSHIPS AND ACTIVITIES. The Adviser and its affiliates may have deposit, loan and other commercial banking relationships with the issuers of securities purchased on behalf of any of the Vista Portfolios, including outstanding loans to such issuers which may be repaid in whole or in part with the proceeds of securities so purchased. The Adviser and its affiliates deal, trade and invest for their own accounts in U.S. Government obligations, and municipal obligations. The Adviser and its affiliates may sell U.S. Government obligations and municipal obligations to, and purchase them from, other investment companies sponsored by the Vista Distributor or affiliates of the Vista Distributor. The Adviser will not invest any Vista Portfolio assets in any U.S. Government obligations, municipal obligations or commercial paper purchased from itself or any affiliate, although under certain circumstances such securities may be purchased from other members of an underwriting syndicate in which the Adviser or an affiliate is a non-principal member. This restriction may limit the amount or type of U.S. Government obligations, municipal obligations or commercial paper available to be purchased on behalf of any Vista Portfolio. The Adviser has informed Vista that in making its investment decisions, it does not obtain or use material inside information in the possession of any other division or department of such Adviser or in the possession of any affiliate of such Adviser, including the division of Chase that performs services for Vista as Custodian. Shareholders of the Vista Portfolios should be aware that, subject to applicable legal or regulatory restrictions, the Adviser and its affiliates may exchange among themselves certain information about the shareholders and their accounts.

                                 ADMINISTRATOR

     Pursuant to an Administration Agreement (the "Administration Agreement"), Chase serves as administrator of Vista (in such capacity, the "Administrator"). The Administrator provides certain administrative services, including, among other responsibilities, coordinating relationships with independent contractors and agents, preparing for signature by officers and filing of certain documents required for compliance with applicable laws and regulations excluding those of the securities laws of the various states; arranging for the maintenance of books and records; and providing office facilities necessary to carry out its duties. For these services and facilities, the Administrator is entitled to receive from each existing Vista Portfolio, and will be entitled to receive from each Vista Portfolio effective upon the Closing Date, a fee computed daily and paid monthly at an annual rate equal to 0.05% of such Vista Portfolio's average daily net assets. However, the Administrator may, from time to time, voluntarily waive all or a portion of its fees payable under the Administration Agreement. The Administrator, pursuant to the terms of the Administration Agreement, shall not have any responsibility or authority for each Vista Portfolio's investments, the determination of investment policy, or for any matter pertaining to the distribution of Vista Portfolio shares.

     REGULATORY MATTERS. Banking laws and regulations, including the Glass-Steagall Act as currently interpreted by the Board of Governors of the Federal Reserve System, prohibit a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or any affiliate thereof from sponsoring, organizing, controlling, or distributing the shares of a registered, open-end investment company continuously engaged in the issuance of its shares, and prohibit banks generally from issuing, underwriting, selling or distributing securities, but do not prohibit such a bank holding company or affiliate from acting as investment adviser, administrator, transfer agent, or custodian to such an investment company or from purchasing shares of such a company as agent for and upon the order of a customer. Chemical, Chase, Hanover and Vista believe that Chase, CAM, TCBNA, or any other affiliate of Chemical or Chase, may perform the investment advisory, administrative, custody and transfer agency services for Vista, as the case may be, described in this Prospectus/Proxy Statement, and that Chase, CAM, TCBNA or any other affiliate of Chemical or Chase, subject to such banking laws and regulations, may perform the shareholder services contemplated by this Prospectus/Proxy Statement, without violation of such banking laws or regulations. However, future changes in legal requirements relating to the permissible activities of banks and their affiliates, as well as future interpretations of present requirements, could prevent Chase, CAM, TCBNA or any other affiliate of Chemical or Chase from continuing to perform investment advisory, administrative or custody services for Vista, as the case may be, or require Chase, CAM, Inc., TCBNA or any other affiliate of Chemical or Chase to alter or discontinue the services provided by it to shareholders of Vista Portfolios.

     If Chase, CAM, TCBNA or any other affiliate of Chemical or Chase were prohibited from performing investment advisory, administrative, custody or transfer agency services for Vista, as the case may be, it is expected that the Vista Board would recommend to Vista's shareholders that they approve new agreements with another entity or entities qualified to perform such services and selected by the Board of Trustees. If Chase, CAM, TCBNA or any other affiliate of Chemical or Chase were required to discontinue all or part of its shareholder servicing activities, its customers would be permitted to remain the beneficial owners of Trust shares and alternative means for continuing the servicing of such customers would be sought. Vista does not anticipate that investors would suffer any adverse financial consequences as a result of these occurrences.

     In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state laws.

D.  PURCHASES AND REDEMPTIONS OF SHARES

                                   PURCHASES

     The Vista Shares of the Vista Portfolios are continuously offered for sale without a sales load at the net asset value next determined through the Vista Distributor after an order is received and accepted by Vista's transfer agent provided it is transmitted prior to 12:00 noon, Eastern time for the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, and prior to 2:00 p.m., Eastern time for the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund on any business day during which the New York Stock Exchange and the Adviser are open for trading ("Fund Business Day") (see "Other Information Concerning Shares of Vista-Net Asset Value"). Effective upon consummation of the Reorganization, although the aforementioned deadlines will generally continue in effect, purchase orders for

Vista Shares of the Vista Treasury Plus Money Market Fund and the Vista Cash Management Fund received by Vista's transfer agent after 2:00 p.m., Eastern time, and prior to 4:00 p.m., eastern time, on any Fund Business Day may be accepted and executed on the same day in Vista's discretion. Orders for Vista Shares of the Vista Portfolios received and accepted prior to the above designated times will be entitled to all dividends declared on such day.

     It is anticipated that each Vista Shares' net asset value will remain constant at $1.00 per share and each Vista Portfolio will employ specific investment policies and procedures to accomplish this result. Shares of each Vista Portfolio are being offered exclusively to customers of a Shareholder Servicing Agent (i.e., a financial institution, such as a federal or state-chartered bank, trust company or savings and loan association that has entered into a shareholder servicing agreement with Vista) or to customers of brokers or certain financial institutions which have entered into Selected Dealer Agreements with the Vista Distributor. An investor may purchase Vista Shares of a Vista Portfolio by authorizing his Shareholder Servicing Agent, broker or financial institution to purchase such Shares on his behalf through the Vista Distributor, which the Shareholder Servicing Agent, broker or financial institution must do on a timely basis. All share purchases must be paid for in U.S. dollars, and checks must be drawn on U.S. banks. In the event a check used to pay for shares purchased is not honored by the bank on which it is drawn, the purchase order will be cancelled and the shareholder will be liable for any losses or expenses incurred by Vista or its agents.

     Shareholder Servicing Agents may offer services to their customers, including specialized procedures for the purchase and redemption of Vista Shares, such as pre-authorized or systematic purchase and redemption programs and "sweep" checking programs. Each Shareholder Servicing Agent may establish its own terms, conditions and charges, including limitations on the amounts of transactions, with respect to such services. Charges for these services may include fixed annual fees, transaction fees, account maintenance fees and minimum account balance requirements. The effect of any such fees will be to reduce the yield on the investment of customers of that Shareholder Servicing Agent. Conversely, certain Shareholder Servicing Agents may (although they are not required by a Vista Portfolio to do so) credit to the accounts of their customers from whom they are already receiving other fees an amount not exceeding the fees for their services as Shareholder Servicing Agents (see "Shareholder Servicing Agents, Transfer Agent and Custodian -- Shareholder Servicing Agents"), which will have the effect of increasing the yield on the investment of customers of that Shareholder Servicing Agent. Shareholder Servicing Agents may also increase or reduce the minimum dollar amount required to invest in the Vista Portfolios and waive any applicable holding periods.

     Each Vista Portfolio intends to be as fully invested at all times as is reasonably practicable in order to enhance the yield on its assets. Accordingly, in order to make investments which will immediately generate income, each Vista Portfolio must have federal funds available to it (i.e., monies credited to the account of such Vista Portfolio's custodian bank by a Federal Reserve Bank). Each Shareholder Servicing Agent has agreed to provide each of the Vista Shares with federal funds for each purchase at the time it transmits the order for such purchase to the Vista Distributor. Therefore, each shareholder and prospective investor should be aware that if he or she does not have sufficient funds on deposit with, or otherwise make immediately available to, his Shareholder Servicing Agent, there may be a delay in transmitting and effecting his purchase order since his Shareholder Servicing Agent will have to convert his check, bank draft, money order or similar negotiable instrument into federal funds prior to effecting the purchase order. In such case, the purchase order will be effected at the purchase price per share next determined after the conversion to federal funds has been accomplished. If such a delay is necessary, it is expected that in most cases it would not be longer than two business days.

     Each of the Vista Portfolios reserves the right to cease offering Vista Shares for sale at any time, to reject any order for the purchase of shares and to cease offering any services provided by a Shareholder Servicing Agent. Vista Portfolio Vista Shares will be maintained in book entry form, and no certificates representing shares owned will be issued to shareholders.

                              MINIMUM INVESTMENTS

     The Vista Portfolios have established minimum initial and additional investments for the purchase of Vista Shares. The minimums detailed below vary by the type of account being established:

                                                                    MINIMUM INITIAL
                                ACCOUNT TYPE                          INVESTMENT
            ----------------------------------------------------    ---------------
            Individual..........................................        $ 2,500(1)
            Individual Retirement Account (IRA).................        $ 1,000(2)
            Spousal IRA.........................................        $   250
            SEP-IRA.............................................        $ 1,000(2)
            Purchase Accumulation Plan..........................        $   250(3)
            Payroll Deduction Program (401K, 403B, Keogh).......        $   100(4)

---------------

(1) Employees of the Adviser and its affiliates, and certain qualified persons are eligible for a $1,000 minimum initial investment.

(2) A $250 minimum initial investment is allowed if the new account is established with a $100 minimum monthly Systematic Investment Plan as described below.

(3) Account must be established with a $200 minimum monthly Systematic Investment Plan as described below.

(4) A $25 minimum monthly investment must be established through an automatic payroll cycle.

     The minimum additional investment is $100 for all types of accounts. The initial investment minimums will be waived for Hanover Portfolio shareholders that receive Vista Portfolio Shares in connection with the Reorganization.

     For further information as to how to direct a Shareholder Servicing Agent to purchase shares of a Vista Portfolio, an investor should contact his or her Shareholder Servicing Agent.

     SYSTEMATIC INVESTMENT PLAN. A Shareholder may establish a monthly investment plan by which investments are automatically made to his/her Vista Portfolio account through Automatic Clearing House (ACH) deductions from a checking account. The minimum monthly investment through this plan is $100. Shareholders may choose either to have these investments made during the first or third week each month. Please note that your initial ACH transactions may take up to 10 days from the receipt of your request to be established.

     Shareholders electing to start this Systematic Investment Plan when opening an account should complete Section 8 of the account application. Current shareholders may begin a Systematic Investment Plan at any time by sending a signed letter with signature guarantee to the Vista Service Center, P.O. Box 419392, Kansas City, MO 64141-6392. The letter should contain your Vista Portfolio account number, the desired amount and cycle of the systematic investment, and must include a voided check from the checking account from which debits are to be made. A signature guarantee may be obtained from a bank, trust company, broker-dealer or other member of the national securities exchange. Please note that notaries public cannot provide signature guarantees.

                                  REDEMPTIONS

     A Shareholder may redeem all or any portion of the shares in his account on any Fund Business Day at the net asset value next determined after a redemption request in proper form is furnished by the shareholder to his Shareholder Servicing Agent and transmitted by it to and received by Vista's Transfer Agent. Therefore, redemptions will be effected on the same day the redemption order is received only if such order is received prior to 12:00 noon, Eastern time for the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, and prior to 2:00 p.m., Eastern time for the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund on any Fund Business Day. Shares which are redeemed earn dividends up to and including the day prior to the day the redemption is effected. The forwarding of proceeds from redemption of shares which were recently purchased by check may be delayed until the purchase check has cleared, which may take up to fifteen days. A shareholder who is a customer of a Shareholder Servicing Agent may redeem his Vista Shares by authorizing his Shareholder Servicing Agent or its agent to redeem such shares, which the Shareholder Servicing Agent or its agent must do on a timely basis. The signature of both shareholders is required for any written redemption requests (other than those by check) from a joint account. In addition, a redemption request may be deferred for up to 15 calendar days if the Transfer Agent has been notified of a change in either the address or the bank account registration previously listed in Vista's records. Redemptions of shares are taxable events on which the shareholder may recognize a gain or loss. Although Vista generally retains the right to pay the redemption price of shares in kind with securities (instead of cash), Vista has filed an election under Rule 18f-1 under the 1940 Act committing to pay in cash all redemptions by a shareholder of record up to the amounts specified in the rule (approximately $250,000).

     The payment of redemption requests may be wired or mailed directly to a previously designated domestic commercial bank account. However, all telephone redemption requests in excess of $25,000 will be wired directly to such previously designated bank account, for the protection of shareholders. Normally, redemption payments will be transmitted on the same Fund Business Day as the receipt of the request (provided it is made prior to 12:00 noon, Eastern time for the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, and prior to 2:00 p.m., Eastern time for the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund, on any Fund Business Day), and in any event within seven days. Redemption payments requested by telephone may not be available in a previously designated bank account for up to four days. If no share certificates have been issued, a wire redemption may be requested by telephone or wire to the Vista Service Center. For telephone redemptions, call the Vista Service Center at 1-800-34-VISTA.

     The right of any shareholder to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the New York Stock Exchange is closed (other than weekends or holidays) or trading on such Exchange is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists.

     AUTOMATIC REDEMPTION PLAN. A shareholder owning $10,000 or more of the shares of a Vista Portfolio as determined by the then current net asset value may provide for the payment monthly or quarterly of any requested dollar amount (subject to limits) from his or her account to his or her order. A sufficient number of full and fractional shares will be redeemed so that the designated payment is received on approximately the 1st or 15th day of the month following the end of the selected payment period.

     For further information as to how to direct a Shareholder Servicing Agent to redeem shares of a Vista Portfolio, a shareholder should contact his or her Shareholder Servicing Agent.

     REDEMPTION OF ACCOUNTS OF LESS THAN $500. Each Vista Portfolio may redeem the shares of any shareholder, if at such time, the aggregate net asset value of the shares in such shareholder's account is less than $500. In the event of any such redemption, a shareholder will receive at least 60 days' notice prior to the redemption.

                              EXCHANGE PRIVILEGES

     Holders of the Vista Shares of each Vista Portfolio may exchange at relative net asset value among the Vista Shares offered by Vista's other money market portfolios, and may exchange at relative net asset value plus any applicable sales charges among certain classes of shares of the portfolios of Vista other than the money market portfolios of Vista or for the shares of the portfolios of Mutual Fund Group ("MFG"), an affiliated investment company, of which Chase is the adviser and the Vista Distributor is the distributor, in accordance with the terms of the then-current prospectus of the fund being acquired. The prospectus of the fund into which shares are being exchanged should be read carefully prior to any exchange and retained for future reference. With respect to exchanges into a fund which charges a front-end sales charge, such sales charge will not be applicable if the shareholder previously acquired his Vista Shares by exchange from such fund. Under the exchange privilege, shares of a fund may be exchanged for shares of other funds of Vista or MFG only if those funds are registered in the states where the exchange may legally be made. In addition, the account registration for the fund (whether a portfolio of Vista or MFG) into which shares of the Vista Portfolios are being exchanged must be identical to that of the account registration for the fund from which shares are being redeemed. Any such exchange may create a gain or loss to be recognized for Federal income tax purposes. Normally, shares of the fund to be acquired are purchased on the redemption date, but such purchase may be delayed by either fund up to five business days if Vista determines that it would be disadvantaged by an immediate transfer of the proceeds. This privilege may be amended or terminated at any time without notice. Arrangements have been made for the acceptance of instructions by telephone to exchange shares if certain pre-authorizations or indemnifications are accepted and on file. Further information and telephone exchange forms are available from Vista Service Center.

                                    GENERAL

     The Vista Portfolios have established certain procedures and restrictions, subject to change from time to time, for purchase, redemption, and exchange orders, including procedures for accepting telephone instructions and effecting automatic investments and redemptions. Vista's Transfer Agent may defer acting on a shareholder's instructions until it has received them in proper form. In addition, the privileges described herein are not available until a completed and signed account application has been received by Vista's Transfer Agent. Telephone transaction privileges are made available to shareholders automatically upon opening an account unless the privilege is declined in
Section 6 of the Account Application. To provide evidence of telephone instructions, the Transfer Agent will record telephone conversations with shareholders. Vista will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. In the event Vista does not employ such procedures, it may be liable for losses due to unauthorized or fraudulent instructions.

     Upon receipt of any instructions or inquiries by telephone from a shareholder or, if held in a joint account, from either party, or from any person claiming to be the shareholder, the Vista Portfolios or their agents are authorized, without notifying the shareholder or joint account parties, to carry out the instructions or to respond to the inquiries, consistent with the service options chosen by the shareholder or joint shareholders in his or their latest account application or other written request for services, including purchasing, exchanging, or redeeming shares of a Vista Portfolio and depositing and withdrawing monies from the bank account specified in the Bank Account Registration section of the shareholder's latest account application or as otherwise properly specified to Vista in writing. Shareholders agree to release and hold harmless the Vista Portfolios, the Adviser, the Administrator, any Shareholder Servicing Agent or sub-agent and broker-dealer, and the officers, directors, employees and agents thereof against any claim, liability, loss, damage and expense for any act or failure to act in connection with Vista Portfolio shares, any related investment account, any privileges or services selected in connection with such investment account, or any written or oral instructions or requests with respect thereto, or any written or oral instructions or requests from someone claiming to be a shareholder if the Vista Portfolios or any of the above-described parties follow instructions which they reasonably believe to be genuine and act in good faith by complying with the reasonable procedures that have been established for Vista Portfolio accounts and services.

     Shareholders purchasing their shares through a Shareholder Servicing Agent may not assign, transfer or pledge any rights or interest in any Vista Portfolio shares or any investment account established with a Shareholder Servicing Agent to any other person without the prior written consent of such Shareholder Servicing Agent, and any attempted assignment, transfer or pledge without such consent may be disregarded.

     The Vista Portfolios may also establish and revise from time to time account minimums and transactions or amount restrictions on purchases, exchanges, redemptions, checkwriting services, or other transactions permitted in connection with shareholder accounts. The Vista Portfolios may also require signature guarantees for changes that shareholders request be made in Trust records with respect to their accounts, including but not limited to, changes in the bank account specified in the Bank Account Registration, or for any written requests for additional account services made after a shareholder has submitted an initial account application to Vista. The Vista Portfolios may refuse to accept or carry out any transaction that does not satisfy any restrictions then in effect.

E.  TAX MATTERS

     The following discussion is addressed primarily to individual investors and is for general information only. A prospective investor including a corporate investor should also review the more detailed discussion of federal income tax considerations relevant to each Vista Portfolio that is contained in the Vista SAI. In addition, each prospective investor should consult with his own tax advisers as to the tax consequences of an investment in the Vista Portfolios, including the status of distributions from a Vista Portfolio in his or her own state and locality and the possible applicability of the federal alternative minimum tax to a portion of the distributions of the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund.

     Each Vista Portfolio intends to qualify each year and elect to be treated as a separate "regulated investment company" under Subchapter M of the Code. If a Vista Portfolio qualifies as a "regulated investment company" and all of its taxable income, if any, is distributed to its shareholders in accordance with the timing requirements imposed by the Code, it will not be subject to federal income tax on the amounts so distributed. If for any taxable year a Vista Portfolio does not qualify for the treatment as a regulated investment company, all of its taxable income will be subject to tax at regular corporate rates without any deduction for distributions to its shareholders, and such distributions will be taxable to shareholders to the extent of each Vista Portfolio's current and accumulated earnings and profits.

     Vista is organized as a Massachusetts business trust and, under current law, is not liable for any income or franchise tax in the Commonwealth of Massachusetts as long as each Vista Portfolio (and each other series of Vista) qualifies as a regulated investment company under the Code.

     Distributions by a Vista Portfolio of its taxable ordinary income (net of expenses) and the excess, if any, of its net short-term capital gain over its net long-term capital loss are generally taxable to shareholders as ordinary income. Such distributions are treated as dividends for federal income tax purposes, but do not qualify for the dividends-received deduction for corporations. Distributions by the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund of their tax-exempt interest income (net of expenses) are designated as "exempt-interest dividends" which are excluded from gross income for regular federal income tax purposes. Distributions by a Vista Portfolio of the excess, if any, of its net long-term capital gain over its net short-term capital loss are designated as capital gain dividends and are taxable to shareholders as long-term capital gains, regardless of the length of time a shareholder has held his shares. Each Vista Portfolio will seek to avoid recognition of capital gains.

     Distributions to shareholders will be treated in the same manner for federal income tax purposes whether received in cash or reinvested in additional shares of a Vista Portfolio. In general, distributions by a Vista Portfolio are taken into account by shareholders in the year in which they are made. However, certain distributions made during January will be treated as having been paid by a Vista Portfolio and received by the shareholders on December 31 of the preceding year. A statement setting forth the federal income tax status of all distributions made (or deemed made) during the fiscal year, including any portions which constitute ordinary income dividends, capital gains dividends and exempt interest dividends, will be sent to each shareholder of a Vista Portfolio promptly after the end of each year.

     Under the backup withholding rules of the Code, certain shareholders may be subject to 31% withholding of federal income tax on distributions and redemption payments made by a Vista Portfolio. Generally, shareholders are subject to backup withholding if they have not provided a Vista Portfolio with a correct taxpayer identification number and certain required certifications.

     VISTA U.S. GOVERNMENT MONEY MARKET FUND. Shareholders of the Vista U.S. Government Money Market Fund (other than tax-exempt shareholders) will be subject to federal income tax on the ordinary income dividends and any capital gains dividends from such Vista Portfolio and may also be subject to state and local taxes. The laws of some states and localities, however, exempt from some taxes dividends such as those paid on shares of the Vista U.S. Government Money Market Fund to the extent such dividends are attributable to interest from obligations of the U.S. Government and certain of its agencies and instrumentalities. The Vista U.S. Government Money Market Fund intends to advise their shareholders of the proportion of their ordinary income dividends which are attributable to such interest.

     The State of New York, for example, exempts from its personal income tax dividends such as those paid on shares of the Vista U.S. Government Money Market Fund to the extent such dividends are attributable to interest from obligations of the U.S. Government and certain of its agencies and instrumentalities, provided that at least 50% of such Vista Portfolio's portfolio consists of such obligations and such Vista Portfolio complies with certain notice requirements. The New York State Department of Taxation and Finance (like most other States) currently takes the position, however, that certain obligations backed by the full faith and credit of the U.S. Treasury, such as GNMA Certificates, and repurchase agreements backed by any U.S. Government obligation, do not constitute exempt obligations of the U.S. Government. Under present market conditions, it is expected that less than 50% of the Vista U.S. Government Money Market Fund's portfolio will consist of obligations which the New York State Department of Taxation and Finance views as exempt. Accordingly, it is likely that no portion of the dividends paid on shares of such Vista Portfolio will be exempt from New York State personal income tax.

     Shareholders are urged to consult their tax advisers regarding the possible exclusion from state and local income tax of a portion of the dividends paid on shares of the Vista U.S. Government Money Market Fund which is attributable to interest from obligations of the U.S. Government and its agencies and instrumentalities.

     VISTA TAX FREE MONEY MARKET FUND AND VISTA NEW YORK TAX FREE MONEY MARKET FUND. In accordance with the investment objectives of the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, it is expected that most or all of the net investment income of the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund will be attributable to interest from Municipal Obligations, although from time to time a portion of the portfolio of each such Vista Portfolio may be invested in short-term taxable obligations since the preservation of capital and the maintenance of liquidity are important aspects of each such Vista Portfolio's investment objective. As a result, most or all of the dividends paid out of the Vista Tax Free Money Market Fund's and the Vista New York Tax Free Money Market Fund's net investment income will be designated "exempt-interest dividends". The percentage of such dividends so designated will be applied uniformly to all such dividends from the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund made during each fiscal year and may differ from the actual percentage for any particular month. Any dividends paid out of any net long-term or short-term capital gains will be taxable to shareholders, although the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund each will seek to avoid recognition of capital gains.

     Although excluded from gross income for regular federal income tax purposes, exempt-interest dividends, together with other tax-exempt interest, are required to be reported on shareholders' federal income tax returns, and are taken into account in determining the portion, if any, of Social Security benefits which must be included in gross income for federal income tax purposes. In addition, exempt-interest dividends paid out of interest on certain Municipal Obligations that may be purchased by the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund will be treated as a tax preference item for both individual and corporate shareholders potentially subject to an alternative minimum tax ("AMT"), and all exempt-interest dividends will be included in computing a corporate shareholder's adjusted current earnings, upon which is based a separate corporate preference item which may be subject to AMT and to the environmental superfund tax.

     Interest on indebtedness incurred to purchase or carry shares of the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund is not deductible. Further, entities or persons who may be "substantial users" (or persons related to "substantial users") of facilities financed by certain types of Municipal Obligations should consult with their own tax advisers before purchasing shares of the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund.

     The exclusion from gross income for federal income tax purposes of exempt-interest dividends does not necessarily result in an exclusion under the income or other tax laws of any state or local taxing authority. Shareholders of the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund may be exempt from state and local taxes on exempt-interest dividends paid out of interest on Municipal Obligations of the state and/or municipalities of the state in which they reside but may be subject to state and local tax on exempt-interest dividends paid out of interest on Municipal Obligations of other jurisdictions. To the extent that exempt-interest dividends from the Vista New York Tax Free Money Market Fund are paid out of interest on New York Municipal Obligations, the dividends will be exempt from New York State and New York City personal income taxes for a New York individual resident shareholder. The annual tax information statements referred to above, when sent to shareholders of the Vista New York Tax Free Money Market Fund, will indicate the New York State and New York City personal income tax status of distributions by such Fund. Exempt-interest dividends from the Vista New York Tax Free Money Market Fund are not excluded in determining New York State or New York City franchise taxes on corporations and financial institutions.

F.  OTHER INFORMATION CONCERNING SHARES OF VISTA

                                NET ASSET VALUE

     The net asset value of the Vista Shares of the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund is determined at 12:00 noon, Eastern time and the net asset value of the Vista Shares of the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund is currently determined at 2:00 p.m., Eastern time, on each Fund Business Day. Effective upon consummation of the Reorganization, the net asset value of the Vista Shares of the Vista Treasury Plus Money Market Fund and the Vista Cash Management Fund will also be determined as of 4:00 p.m., Eastern time, on each Fund Business Day. Net asset value is determined by dividing a Vista Portfolio's net assets attributable to Vista Shares by the number of its Vista Shares outstanding at the time the determination is made. The portfolio securities of each Vista Portfolio are valued at their amortized cost pursuant to Rule 2a-7 under the 1940 Act, certain requirements of which are summarized under "Comparison of Investment Objectives and Policies." This method increases stability in valuation, but may result in periods during which the stated value of a portfolio security is higher or lower than the price such Vista Portfolio would receive if the instrument were sold. It is anticipated that the net asset value of each share will remain constant at $1.00 and these Vista Portfolios will employ specific investment policies and procedures to accomplish this result, although no assurance can be given that they will be able to do so on a continuing basis. These procedures include a review of the extent of any deviation of net asset value per share, based on available market rates, from the $1.00 amortized cost price per share, and consideration of certain actions before such deviation exceed 1/2 of 1%. Income earned on a Vista Portfolio's investments is accrued daily and the Net Income, as defined under "Distributions and Dividends" below, is declared each Fund Business Day as a dividend. See "Determination of Net Asset Value" in the Vista SAI for further information regarding determination of net asset value and the procedures to be followed to stabilize the net asset value at $1.00 per share.

                          DISTRIBUTIONS AND DIVIDENDS

     The net income of the Vista Shares of the Vista Portfolios is determined each Fund Business Day (and on such other days as the Trustees deem necessary in order to comply with Rule 22c-1 under the 1940 Act). This determination is made once during each such day as of 12:00 noon, Eastern time for the Vista 100% U.S. Treasury Securities Money Market Fund, the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund and as of 2:00 p.m., Eastern time for the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund. Effective upon the consummation of the Reorganization, this determination will be made at 4:00 p.m., Eastern time, rather than at 12:00 noon, Eastern time, in the case of the Vista Treasury Plus Money Market Fund and the Vista Cash Management Fund. All the net income, as defined below, of the Vista Shares so determined is declared in shares as a dividend to shareholders of record at the time of such determination. Shares begin accruing dividends on the day they are purchased. Dividends are distributed monthly on or about the last business day of each month (or on such other date in each month as the shareholder's Shareholder Servicing Agent may designate as the dividend distribution date with respect to a particular shareholder). Unless a shareholder elects to receive dividends in cash (subject to the policies of the shareholder's Shareholder Servicing Agent), dividends are distributed in the form of additional shares at the rate of one share (and fractions thereof) for each one dollar (and fractions thereof) of dividend income.

     For this purpose, the net income of the Vista Shares (from the time of the immediately preceding determination thereof) shall consist of all income accrued, including the accretion of discounts, except for the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund, less the amortization of any premium on the portfolio assets of such Vista Portfolio, less all actual and accrued expenses determined in accordance with generally accepted accounting principles. As noted above, securities are valued at amortized cost, which the Trustees have determined in good faith constitutes fair value for the purposes of complying with the 1940 Act. This valuation method will continue to be used until such time as the Trustees determine that it does not constitute fair value for such purposes.

     Since the net income of the Vista Shares of a Vista Portfolio is declared as a dividend each time its net income is determined, the net asset value per share (i.e., the value of its net assets divided by the number of its shares outstanding) is expected to remain at $1.00 per share immediately after each such determination and dividend declaration. Any increase in the value of a shareholder's investment, representing the reinvestment of dividend income, is reflected by an increase in the number of shares in his account.

     It is expected that the Vista Shares will have a positive net income at the time of each determination thereof. If for any reason the net income determined at any time is a negative amount, which could occur, for instance, upon default by an issuer of a portfolio security, Vista would first offset the negative amount with respect to each shareholder account from the dividends declared during the month with respect to each such account. If and to the extent that such negative amount exceeds such declared dividends at the end of the month, the number of outstanding shares will be reduced by treating each shareholder as having contributed to the capital of Vista that number of full and fractional shares in the account of such shareholder which represents his proportion of the amount of such excess. Each shareholder will be deemed to have agreed to such contribution in these circumstances by his investment. Thus, the net asset value per share will be maintained at a constant $1.00.

      DISTRIBUTION PLANS AND DISTRIBUTION AND SUB-ADMINISTRATION AGREEMENT

     The Vista Board has adopted the Vista Distribution Plan for the Vista Shares of certain Vista Portfolios in accordance with Rule 12b-1 under the 1940 Act, and, effective upon the Closing Date, the Vista Distribution Plan will be in effect for the Vista Shares of each Vista Portfolio except for the Vista Cash Management Fund. The Vista Trustees have concluded that there is a reasonable likelihood that the Vista Distribution Plan will benefit the Vista Portfolios and the holders of their Vista Shares.

     Effective upon the Closing Date, the Vista Distribution Plan will provide that the Vista Portfolios other than the Vista Cash Management Fund may pay distribution fees (the "Distribution Fee"), including payments to the Vista Distributor, at an annual rate not to exceed 0.10% of the average daily net assets for the Vista Shares thereof. As noted above, there will be no distribution plan for the Vista Cash Management Fund, and, accordingly, the Vista Cash Management Fund will bear no distribution fees. The Vista Distributor may, from time to time, voluntarily waive all or a portion of its fees payable under the Vista Distribution Plan. Since the Distribution Fee is not directly tied to expenses, the amount of Distribution Fees paid by each of the Vista Portfolio's Vista Shares during any year may be more or less than actual expenses incurred pursuant to the Vista Distribution Plan. For this reason, this type of distribution fee arrangement is characterized by the staff of the Commission as being of the "compensation variety" (in contrast to "reimbursement" arrangements by which a distributor's compensation is directly linked to its expenses). However, the Vista Shares are not liable for any distribution expenses incurred in excess of the Distribution Fee paid. No class of shares of a Vista Portfolio will make payments or be liable for any distribution expenses incurred by any other class of shares of such Vista Portfolio.

     Pursuant to a Distribution and Sub-Administration Agreement (the "Distribution Agreement"), the Vista Distributor acts as the principal underwriter of shares of each existing Vista Portfolio and will act in such capacity for each Vista Portfolio effective upon the Closing Date. Under the Distribution Agreement, the Vista Distributor bears the expenses of printing, distributing and filing prospectuses and statements of additional information and reports used for sales purposes, and of preparing and printing sales literature and advertisements not paid for by the Vista Distribution Plan. In addition, the Vista Distributor provides certain sub-administration services, including providing officers, clerical staff and office space. While there is no sales load, the Vista Distributor receives a fee from each Vista Portfolio at an annual rate equal to 0.05% of each such Vista Portfolio's average daily net assets, on an annualized basis for Vista's then-current fiscal year. Other funds which have investment objectives similar to those of each Vista Portfolio, but which do not pay some or all of such fees from their assets, may offer a higher return, although investors would, in some cases, be required to pay a sales charge or a redemption fee.

     The Vista Distributor has agreed to use a portion of its distribution and sub-administration fee to pay for certain expenses incurred in connection with organizing new series or classes of Vista and certain other ongoing expenses of Vista.

                                    EXPENSES

     Each of the Vista Portfolios intends to pay all or its pro rata share of expenses, including the compensation of the Trustees; all fees under the Vista Distribution Plan for that Vista Portfolio (payable on a per class basis); governmental fees; interest charges; taxes; membership dues in the Investment Company Institute; fees and expenses of independent accountants, of legal counsel and of any transfer agent, Shareholder Servicing Agent, or dividend disbursing agent; expenses of redeeming shares and servicing shareholder accounts; expenses of preparing, printing and mailing prospectuses, reports, notices, proxy statements and reports to shareholders and to governmental officers and commissions; expenses connected with the execution, recording and settlement of portfolio security transactions; insurance premiums; fees and expenses of the Custodian including safekeeping of funds and securities and maintaining required books and accounts; expenses of calculating the net asset values of the Vista Portfolios; expenses of shareholder meetings; and the advisory fees payable to the Adviser under the Investment Advisory Agreements, the administration fee payable to the Administrator under the Administration Agreement and the sub-administration fee payable to the Vista Distributor under the Distribution and Sub-Administration Agreement. Expenses relating to the issuance, registration and qualification of shares of each Vista Portfolio and the preparation, printing and mailing of prospectuses for such purposes are borne by the Vista Portfolio except that the Distribution and Sub-Administration Agreement with the Vista Distributor requires the Vista Distributor to pay for prospectuses which are to be used for sales to prospective investors.

     Pursuant to offering multiple classes of shares, certain expenses of the Vista Portfolios are borne by certain classes, either exclusively, or in a manner which approximates the proportionate value received by the class as a result of the expense being incurred.

              DESCRIPTION OF SHARES, VOTING RIGHTS AND LIABILITIES

     Vista is an open-end management investment company organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts in 1994. Vista has reserved the right to create and issue additional series or classes. Each share of a series or class represents an equal proportionate interest in that series or class with each other share of that series or class. The shares of each series or class participate equally in the earnings, dividends and assets of the particular series or class. Expenses of Vista which are not attributable to a specific series or class are allocated among all the series in a manner believed by management of Vista to be fair and equitable. Shares have no preemptive or conversion rights. Shares when issued are fully paid and non-assessable, except as set forth below. Shareholders are entitled to one vote for each whole share held, and each fractional share shall be entitled to a proportionate fractional vote, except that trust shares held in the treasury of the trust shall not be voted. Shares of each series or class generally vote separately, for example to approve an investment advisory agreement or distribution plan, but shares of all series and classes vote together, to the extent required under the 1940 Act, in the election or selection of Trustees and independent accountants.

     The Vista Portfolios offer other classes of shares in addition to the Vista Shares. Shareholders of the Vista Shares bear the fees and expenses described herein. Similarly, shareholders of each other class of a Vista Portfolio bear the fees and expenses described in the appropriate prospectus for such classes of shares. Standardized yield quotations will be computed separately for each class of shares of a Vista Portfolio. The principal differences between the various share classes within a Vista Portfolio relate to minimum investment and balance requirements, the level of services provided to investors, and the amount of distribution, shareholder servicing and certain other fees and expenses borne by the shares of each class. Investors may call Vista at 1-800-34-VISTA to obtain additional information about the classes of shares of the Vista Portfolios that are offered. Any person entitled receive compensation for selling or servicing shares of a Vista Portfolio may receive different levels of compensation with respect to one class of shares of such Vista Portfolio over another.

     Vista is not required to hold annual meetings of shareholders but will hold special meetings of shareholders of a series or class or of all series and classes when in the judgment of the Trustees it is necessary or desirable to submit matters for a shareholder vote. A Trustee of Vista may in accordance with certain rules of the Commission be removed from office when the holders of record of not less than two-thirds of the outstanding shares either present a written declaration to Vista's Custodian or vote in person or by proxy at a meeting called for this purpose. In addition, the Trustees will promptly call a meeting of shareholders to remove a Trustee(s) when requested to do so in writing by record holders of not less than 10% of the outstanding shares of Vista. Finally, the Trustees shall, in certain circumstances, give such shareholders access to a list of the names and addresses of all other shareholders or inform them of the number of shareholders and the cost of mailing their request. Vista's Declaration of Trust provides that, at any meeting of shareholders, a Shareholder Servicing Agent may vote any shares as to which such Shareholder Servicing Agent is the agent of record and which are otherwise not represented in person or by proxy at the meeting, proportionately in accordance with the votes cast by holders of all shares of the same series otherwise represented at the meeting in person or by proxy as to which such Shareholder Servicing Agent is the agent of record. Any shares so voted by a Shareholder Servicing Agent will be deemed represented at the meeting for purposes of quorum requirements. Shareholders of each series or class would be entitled to share pro rata in the net assets of that series or class available for distribution to shareholders upon liquidation of that series or class.

     Vista is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders of such a business trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance exists and Vista itself is unable to meet its obligations.

     On October 28, 1994, certain mutual fund series of MFG, an affiliated investment company, underwent a statutory reorganization to become series of Vista. The Vista U.S. Government Money Market Fund and the Vista Tax Free Money Market Fund are among such series and, therefore, certain information contained herein reflects the history of those Funds since their inception as series of MFG and the fact that certain policies, plans and shareholder privileges continued unchanged as a result of the reorganization.

G.  SHAREHOLDER SERVICING AGENTS, TRANSFER AGENT AND CUSTODIAN

                          SHAREHOLDER SERVICING AGENTS

     The shareholder servicing agreement with each Shareholder Servicing Agent for Vista provides that such Shareholder Servicing Agent will, as agent for its customers, perform various services, including but not limited to the following: answer customer inquiries regarding account status and history, the manner in which purchases and redemptions of shares may be effected for each Vista Portfolio or class of shares as to which the Shareholder Servicing Agent is so acting and certain other matters pertaining to a Vista Portfolio or class of shares; assist shareholders in designating and changing dividend options, account designations and addresses; provide necessary personnel and facilities to establish and maintain shareholder accounts and records; assist in processing purchase and redemption transactions; arrange for the wiring of funds; transmit and receive funds in connection with customer orders to purchase or redeem shares; verify and guarantee shareholder signatures in connection with redemption orders and transfers and changes in shareholder-designated accounts; furnish (either separately or on an integrated basis with other reports sent to a shareholder by a Shareholder Servicing Agent) monthly and year-end statements and confirmations of purchases and redemptions; transmit, on behalf of each Vista Portfolio or class of shares, proxy statements, annual reports, updated prospectuses and other communications to shareholders; receive, tabulate and transmit to the Vista Portfolios proxies executed by shareholders with respect to meetings of shareholders of each Vista Portfolio or class of shares; vote the outstanding shares of each Vista Portfolio or class of shares whose shareholders do not transmit executed proxies or attend shareholder meetings in the same proportion as the votes cast by other shareholders of such Vista Portfolio or class represented at the shareholder meeting and provide such other related services as the Vista Portfolios or a shareholder may request. For performing these services, each Shareholder Servicing Agent for the Vista Shares will be entitled to receive, effective upon the Closing Date, an annual fee of up to
 .35% of the average daily net assets of each Vista Portfolio represented by shares owned during the period for which payment is being made by investors for whom such Shareholder Servicing Agent maintains a servicing relationship. Vista's Board of Trustees has determined that the amount payable by each Vista Portfolio in respect of "service fees" (as defined in Article III, Section 26 of the Rules of Fair Practice of the NASD) does not exceed .25% of the average annual net assets of such portfolio. Each Shareholder Servicing Agent may, from time to time, voluntarily waive a portion of the fees payable to it. In addition, Chase may provide other related services to Vista for which it may receive compensation.

     The Shareholder Servicing Agent, and its affiliates, agents and representatives acting as Shareholder Servicing Agents, may establish custodial investment accounts ("Accounts"), known as Chase Investment Accounts or by any other name designated by a Shareholder Servicing Agent. Through such Accounts, customers can purchase, exchange and redeem Vista Portfolio shares, receive dividends and distributions on Vista Portfolio investments, and take advantage of any services related to an Account offered by such Shareholder Servicing Agent from time to time. All Accounts and any related privileges or services shall be governed by the laws of the State of New York, without regard to its conflicts of laws provisions.

     The Glass-Steagall Act and other applicable laws generally prohibit federally chartered or supervised banks from publicly underwriting or distributing certain securities such as each Vista Portfolio's shares. Vista, on behalf of the Vista Portfolios, will engage banks, including Chase and its affiliates, as Shareholder Servicing Agents only to perform advisory, custodian, administrative and shareholder servicing functions as described above. While the matter is not free from doubt, the management of Vista believes that such laws should not preclude a bank, including a bank which acts as investment adviser, custodian or administrator, or in all such capacities for Vista, from acting as a Shareholder Servicing Agent. However, possible future changes in federal law or administrative or judicial interpretations of current or future law, could prevent a bank from continuing to perform all or a part of its servicing activities. If that occurred, the bank's shareholder clients would be permitted to remain as shareholders and alternative means for continuing the servicing of such shareholders would be sought. In such event, changes in the operation of each Vista Portfolio might occur and a shareholder serviced by such bank might no longer be able to avail himself of any automatic investment or other services then being provided by such bank. Vista does not expect that shareholders would suffer any adverse financial consequences as a result of these occurrences.

                          TRANSFER AGENT AND CUSTODIAN

     DST Systems, Inc. ("DST") acts as transfer agent and dividend disbursing agent (the "Transfer Agent") for Vista. In this capacity, DST maintains the account records of all shareholders in the existing Vista Portfolios and will maintain such records for each Vista Portfolio effective upon the Closing Date, including statement preparation and mailing. DST also is responsible for disbursing dividend and capital gain distributions to shareholders, whether taken in cash or additional shares. From time to time, DST and/or the Vista Portfolios may contract with other entities to perform certain services for the Transfer Agent. For its services as Transfer Agent, DST receives such compensation as is from time to time agreed upon by Vista and DST. DST's address is 127 W. 10th Street, Kansas City, MO 64105.

     Pursuant to a Custodian Agreement, Chase acts as the custodian of the assets of each existing Vista Portfolio, and will act as the custodian for each Vista Portfolio effective upon the Closing Date. For its services as Custodian, Chase receives compensation as is from time to time agreed upon by Vista and Chase. The Custodian's responsibilities include safeguarding and controlling each Vista Portfolio's cash and securities, handling the receipt and delivery of securities, determining income and collecting interest on each Vista Portfolio's investments, maintaining books of original entry for portfolio and fund accounting and other required books and accounts, and calculating the daily net asset value of shares of each Vista Portfolio. Portfolio securities and cash may be held by sub-custodian banks if such arrangements are reviewed and approved by the Trustees. The internal division of Chase which serves as Vista's Custodian does not determine the investment policies of the Vista Portfolios or decide which securities will be bought or sold on behalf of the Vista Portfolios or otherwise have access to or share material inside information with the internal division that performs advisory services for the Vista Portfolios.

                         TAX SHELTERED RETIREMENT PLANS

     Shares of the Vista U.S. Government Money Market Fund and the Vista Cash Management Fund are offered in connection with the following qualified prototype retirement plans: IRA, Rollover IRA, SEP-IRA, Profit-Sharing, and Money Purchase Pension Plans which can be adopted by self-employed persons ("Keogh") and by corporations, and 403(b) Retirement Plans. Call or write the Transfer Agent for more information.

H.  YIELD AND PERFORMANCE INFORMATION

     From time to time, each of the Vista Shares may use hypothetical investment examples and performance information in advertisements, shareholder reports or other communications to shareholders. Because such performance information is based on historical earnings, it should not be considered as an indication or representation of the performance of the Vista Shares in the future. From time to time, the yield of each of the Vista Shares, as a measure of its performance, may be quoted and compared to those of other mutual funds with similar investment objectives, unmanaged investment accounts, including savings accounts, or other similar products and to other relevant indices or to rankings prepared by independent services or other financial or industry publications, such as Lipper Analytical Services, Inc., or the Morningstar Mutual Funds on Disc, that monitor the performance of mutual funds. In addition, the yield of each of the Vista Shares may be compared to the Donoghue's Money Fund Averages(TM), compiled in the Donoghue's Money Fund Report, a widely recognized independent publication that monitors the performance of money market funds. Also, each of the Vista Shares' yield data may be reported in national financial publications including, but not limited to, Money Magazine, Forbes, Barron's, The Wall Street Journal and The New York Times, or in publications of a local or regional nature. Each of the Vista Shares may, with proper authorization, reprint articles written about the Vista Shares and provide them to prospective shareholders.

     Each of the Vista Shares may provide its annualized "yield" and "effective yield" to current and prospective shareholders. The "yield" of a fund refers to the income generated by an investment in the fund over a seven-day period (which period shall be stated in any advertisement or communication with a shareholder). This income is then "annualized", that is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of investment. The "effective yield" is calculated similarly, but when annualized the income earned by the investment during that week is assumed to be reinvested. The "effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

     The Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund each may also quote a "tax equivalent yield." The "tax equivalent yield" refers to the yield that a taxable money market fund would have to generate in order to produce an after-tax yield equivalent to that of the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund. The use of a tax equivalent yield allows investors to compare the yield of the Vista Tax Free Money Market Fund or the Vista New York Tax Free Money Market Fund, which provide shareholders with income excluded for federal income tax and/or New York State and New York City tax purposes, to the yields of money market funds which are not so tax-exempt.

     Unlike some bank deposits or other investments which pay a fixed yield for a stated period of time, the yield of each of the Vista Shares will vary based on interest rates, the current market value of the securities held in the Vista Portfolio's portfolio and changes in the Vista Portfolio's and the shares' expenses. In addition, the Adviser, the Administrator, the Vista Distributor and each Shareholder Servicing Agent may voluntarily waive a portion of their fees on a month-to-month basis. In addition, the Vista Distributor may assume a portion of a Vista Portfolio's expenses on a month-to-month basis. These actions would have the effect of increasing the net income (and therefore the yield) of the Vista Shares during the period such waivers of fees or assumptions of expenses are in effect. These factors and possible differences in the methods used to calculate yields should be considered when comparing each of the Vista Shares' yields to those published for other money market funds and other investment vehicles. A Shareholder Servicing Agent may charge its customers direct fees in connection with an investment (see "Purchases and Redemptions of Shares -- Purchases") which will have the effect of reducing the net return on the investment of customers of that Shareholder Servicing Agent. Conversely, each of the Vista Shares is advised that certain Shareholder Servicing Agent may credit to the accounts of their customers from whom they are already receiving other fees amounts not exceeding the Shareholder Servicing Agent fees received (see "Purchases and Redemptions of Shares -- Purchases"), which will have the effect of increasing the net return on the investment of customers of those Shareholder Servicing Agents. Such customers may be able to obtain through their Shareholder Servicing Agents quotations reflecting such increased return. See the Vista SAI for further information concerning each of the Vista Shares' calculation of yield.

I.  ADDITIONAL INFORMATION

     Each Vista Portfolio has adopted a Code of Ethics which prohibits all affiliated personnel from engaging in personal investment activities which compete with or attempt to take advantage of such Vista Portfolio's planned portfolio transactions. The objective of each Vista Portfolio's Code of Ethics is that such Vista Portfolio's operations be carried out for the exclusive benefit of its shareholders. Each Vista Portfolio maintains careful monitoring of compliance with its Code of Ethics

     The Vista SAI contains more detailed information about Vista and the Vista Shares, including information related to (i) each Vista Portfolio's investment policies and restrictions, (ii) risk factors associated with each Vista Portfolio's policies and investments, (iii) Vista's Trustees, officers and the Administrator and the Adviser, (iv) portfolio transactions and brokerage allocation, (v) the Vista Portfolio's shares, including rights and liabilities of shareholders, and (vi) additional performance information, including the method used to calculate yield or total rate of return quotations of such shares. The audited financial statements for the existing Vista Portfolios for their last fiscal year end are incorporated by reference into the Vista SAI.

     The Vista SAI has been filed with the Commission and is incorporated by reference into the Statement of Additional Information. A copy of the Vista SAI may be obtained without charge by writing or calling Vista at the address and telephone number shown on the cover page of this Prospectus/Proxy Statement. These Reports and other information filed by Vista can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York regional office of the Securities and Exchange Commission at 26 Federal Plaza, Room 1028, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

     As of November 30, 1995, the officers and Trustees of Vista as a group owned less than 1% of any of its portfolios and [5% holder information to be provided]. As of November 30, 1995, the officers and Directors of Hanover as a group owned less than 1% of any of its portfolios. For information regarding persons owning 5% or more of the outstanding shares of the Hanover Portfolios, see the Hanover SAI (as defined below).

                           INFORMATION ABOUT HANOVER

     Information concerning the operations and management of Hanover is incorporated herein by reference from its current prospectus and its current statement of additional information (the "Hanover SAI"), each dated March 30, 1995, copies of which may be obtained without charge by writing or calling Hanover at the address and telephone number shown on the cover page of this Prospectus/Proxy Statement. Reports and other information filed by Hanover can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission, located at 450 Fifth Street, N.W., Washington, D.C., and copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

     Hanover will furnish, without charge, a copy of Hanover's Annual Report for the fiscal year ended November 30, 1995 to a shareholder upon request. Such requests may be made to the Secretary, The Hanover Funds, Inc., 237 Park Avenue, New York, New York 10017 (1-800-821-2371).

                        FINANCIAL STATEMENTS AND EXPERTS

     The financial statements of each Vista Portfolio other than Vista 100% U.S. Treasury Securities Money Market Fund incorporated by reference into this Prospectus/Proxy Statement have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The financial statements of the Hanover 100% U.S. Treasury Securities Money Market Fund, the Hanover U.S. Treasury Money Market Fund, the Hanover Government Money Market Fund, the Hanover Cash Management Fund, the Hanover Tax Free Money Market Fund and the Hanover New York Tax Free Money Market Fund as of November 30, 1994, incorporated by reference into this Prospectus/Proxy Statement, have been incorporated herein in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters concerning the issuance of shares of the Vista Portfolios will be passed upon by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York.

                                                                    APPENDIX A-1

                              RATINGS DESCRIPTION*

     The ratings of Moody's, Standard & Poor's, Fitch and D&P represent their opinions as to the quality of various Municipal Obligations. It should be emphasized, however, that ratings are not absolute standards of quality. Consequently, Municipal Obligations with the same maturity, coupon and rating may have different yields while Municipal Obligations of the same maturity and coupon with different ratings may have the same yield.

           DESCRIPTION OF MOODY'S TWO HIGHEST MUNICIPAL BOND RATINGS:

     Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities, or fluctuation of protective elements may be of greater amplitude, or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Bonds in the Aa category which Moody's believes possess the strongest investment attributes are designated by the symbol Aa1.

    DESCRIPTION OF MOODY'S TWO HIGHEST RATINGS OF STATE AND MUNICIPAL NOTES:

     Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade ("MIG"). Such ratings recognize the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run. Symbols used are as follows:

     MIG-1 -- Notes bearing this designation are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both.

     MIG-2 -- Notes bearing this designation are of high quality, with margins of protection ample although not so large as in the preceding group.

          DESCRIPTION OF MOODY'S TWO HIGHEST COMMERCIAL PAPER RATINGS:

     Moody's Commercial Paper ratings are opinions of the ability of issuers to repay punctually promissory obligation not having an original maturity in excess of nine months. Moody's employs three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers: Prime-1, Prime-2 and Prime-3.

     Issuer rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations. Prime-1 repayment capacity will normally be evidenced by the following characteristics: (1) leading market positions in well-established industries; (2) high rates of return on funds employed; (3) conservative capitalization structures with moderate reliance on debt and ample asset protection; (4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and (5) well-established access to a range of financial markets and assured sources of alternate liquidity.

---------------

*As described by the rating agencies. Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so.

     Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

      DESCRIPTION OF STANDARD & POOR'S TWO HIGHEST MUNICIPAL BOND RATINGS:

     AAA -- Bonds rated AAA have the highest rating assigned by Standard & Poor's. Capacity to pay interest and repay principal is extremely strong.

     AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

   DESCRIPTION OF STANDARD & POOR'S RATINGS OF MUNICIPAL NOTES AND TAX-EXEMPT
                                 DEMAND BONDS:

     A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment.

          -- Amortization schedule (the larger the final maturity relative to other maturities the more likely it will be treated as a note).

          -- Source of Payment (the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note)

     Note rating symbols are as follows:

          SP-1 -- Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

          SP-2 -- Satisfactory capacity to pay principal and interest.

     Standard & Poor's assigns "dual" ratings to all long-term debt issues that have as part of their provisions a demand or double feature.

     The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity and the commercial paper rating symbols are used to denote the put option (for example, "AAA/A-1+"). For the newer "demand notes," Standard & Poor's note rating symbols, combined with the commercial per symbols, are used (for example, "SP-1+/A-1+").

     DESCRIPTION OF STANDARD & POOR'S TWO HIGHEST COMMERCIAL PAPER RATINGS:

     A -- Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety.

     A-1 -- This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics will be denoted with a plus (+) sign designation.

     A-2 -- Capacity for timely payment on issues with this designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

 DESCRIPTION OF FITCH'S RATINGS OF MUNICIPAL NOTES AND TAX-EXEMPT DEMAND BONDS

MUNICIPAL BOND RATINGS

     The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issuer, its relationship to other obligations of the issuer, the current financial condition and operative performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer's financial strength and credit quality.

     AAA-Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

     AA-Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable developments, short-term debt of these issuers is generally rated F-1.

SHORT-TERM RATINGS

     Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

     Although the credit analysis is similar to Fitch's bond rating analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

     F-1+ -- Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

     F-1 -- Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

     F-2 -- Good Credit Quality. Issues carrying this rating have satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.

         DESCRIPTION OF D&P'S TWO HIGHEST SHORT-TERM RATING CATEGORIES

     D-1+ -- Highest Certainty of Timely Payment. Short-term liquidity, including internal operating factors and/or access to alternative sources of funds, is outstanding, and safety is just below risk-free U.S. Treasury short-term obligations.

     D-1 -- Very High Certainty of Timely Payment. Liquidity factors are excellent and supported by good fundamental protection factors. Risk factors are minor.

     D-1- -- High Certainty of Timely Payment. Liquidity factors are strong and supported by good fundamental protection factors. Risk factors are very small.

     D-2 -- Good Certainty of Timely Payment. Liquidity factors and company fundamentals are sound. Although ongoing funding needs may enlarge total financing requirements, access to capital markets is good. Risk factors are small.

                                                                       EXHIBIT A

              AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION

     AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION, dated as of December 18, 1995 (this "Agreement") between THE HANOVER FUNDS, INC. ("Hanover"), a Maryland corporation comprised of the following separate investment portfolios:
The 100% U.S. Treasury Securities Money Market Fund, The U.S. Treasury Money Market Fund, The Government Money Market Fund, The Cash Management Fund, The Tax Free Money Market Fund and The New York Tax Free Money Market Fund (each, a "Hanover Portfolio") and MUTUAL FUND TRUST ("MFT"), a Massachusetts business trust comprised of separate investment portfolios which include Vista Treasury Plus Money Market Fund, Vista U.S. Government Money Market Fund, Vista Global Money Market Fund, Vista Tax Free Money Market Fund and Vista New York Tax Free Money Market Fund and which is expected to include, at the Effective Time of the Reorganization (as defined herein), Vista 100% U.S. Treasury Securities Money Market Fund (each, an "MFT Portfolio").

     In consideration of the mutual promises herein contained, the parties hereto agree as follows:

SECTION 1.  SHAREHOLDER APPROVAL

          (a) Hanover Meeting of Shareholders. A meeting of the shareholders of each Hanover Portfolio shall be called and held for the purpose of acting upon this Agreement and the transactions contemplated herein. MFT shall furnish to Hanover such data and information relating to MFT as shall be reasonably requested by Hanover for inclusion in the information to be furnished to such shareholders in connection with the meeting for the purpose of acting upon this Agreement and the transactions contemplated herein.

          (b) MFT Meeting of Shareholders. A meeting of the shareholders of MFT shall be called and held for the purpose of all of the shareholders of MFT acting upon the matters referred to in clause (i) of Section 7(f) of this Agreement, the shareholders of each MFT Portfolio acting upon the matters referred to in clauses (ii) and (v) of Section 7(f) of this Agreement, and the shareholders of the MFT Portfolios referred to in clauses (iii) and/or
     (iv) of Section 7(f) of this Agreement acting upon the matters referred to therein.

SECTION 2.  REORGANIZATION

     The transactions described in this section are hereinafter referred to as the "Reorganization." For the avoidance of doubt, MFT's investment portfolios other than the MFT Portfolios (consisting of Vista Prime Money Market Fund, Vista California Tax Free Money Market Fund, Vista Tax Free Income Fund, Vista New York Tax Free Income Fund, Vista California Intermediate Tax Free Fund and Vista Federal Money Market Fund) are not parties to the Reorganization.

          (a) Plan of Reorganization and Liquidation.

             (1) Hanover will cause each Hanover Portfolio to convey, transfer and deliver to the MFT Portfolio set forth opposite its name in the table attached hereto as Schedule I (each such MFT Portfolio being the "Corresponding MFT Portfolio" of the Hanover Portfolio set forth opposite its name, and each such Hanover Portfolio being the "Corresponding Hanover Portfolio" of the MFT Portfolio set forth opposite its name) at the closing provided for in Section 2(b) hereof (the "Closing") all of the then existing assets of such Hanover Portfolio. In consideration thereof, MFT agrees at the Closing to cause each MFT Portfolio (i) to assume and pay, to the extent that they exist on or after the Effective Time of the Reorganization (as defined in Section 2(b) hereof), all of the obligations and liabilities of its Corresponding Hanover Portfolio and (ii) to issue and deliver to the Corresponding Hanover Portfolio full and fractional shares of that series and class of MFT's shares of beneficial interest, representing Vista Shares of such MFT Portfolio ("MFT Portfolio Shares"), equal to that number of full and fractional MFT Portfolio Shares as determined in
        Section 2(c) hereof. Any shares of capital stock, par value $.001 per share, of the Hanover Portfolios

        ("Hanover Portfolio Shares") held in the treasury of Hanover on the Effective Time of the Reorganization (as defined in Section 2(b) hereof) shall thereupon be retired.

             (2) At the Effective Time of the Reorganization, each Hanover Portfolio will liquidate and distribute pro rata to its holders of Hanover Portfolio Shares as of the Effective Time of the Reorganization the MFT Portfolio Shares of the Corresponding MFT Portfolio received by such Hanover Portfolio pursuant to this Section 2(a). Such liquidation and distribution will be accompanied by the establishment of an account on the respective share records of each MFT Portfolio in the name of each record holder of Hanover Portfolio Shares of the Corresponding Hanover Portfolio and representing the respective pro rata number of MFT Portfolio Shares due such shareholder. Fractional MFT Portfolio Shares will be carried to the third decimal place. Simultaneously with such crediting of MFT Portfolio Shares to the shareholders, the Hanover Portfolio Shares held by such shareholders shall be cancelled.

             (3) As soon as practicable after the Effective Time of the Reorganization, Hanover shall take all the necessary steps under Maryland law and Hanover's Articles of Incorporation, as amended and supplemented, to effect a complete dissolution of Hanover and to deregister Hanover under the Investment Company Act of 1940, as amended (the "Act").

          (b) Closing and Effective Time of the Reorganization. Subject to the satisfaction of the conditions to the Closing specified in this Agreement, the Closing shall occur at 12:00 noon (with respect to the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund and their corresponding Hanover Portfolios) and at 2 p.m. (with respect to each of the other Vista Portfolios and their corresponding Hanover Portfolios), New York City time, on the day which is the later of (i) the final adjournment of the meeting of the holders of Hanover Portfolio Shares at which this Agreement will be considered, (ii) the declaration by the Securities and Exchange Commission (the "Commission") of the effectiveness of the First N-1A Amendment and the Second N-1A Amendment (each as defined in Section 5(b) hereof), (iii) July 31, 1996, and (iv) such later day as the parties may mutually agree (the "Effective Time of the Reorganization").

          (c) Valuation. The number of full and fractional MFG Portfolio Shares to be issued pursuant to Section 2(a) hereof to holders of shares of the Corresponding Hanover Portfolio shall be determined by multiplying the number of shares of the Corresponding Hanover Portfolio that will be exchanged for such MFG Portfolio Shares by the appropriate exchange ratio computed as set forth below, the product of such multiplication to be rounded to the nearest one thousandth of a full share. For each Hanover Portfolio and its Corresponding MFT Portfolio, the exchange ratio shall be the number determined by dividing the net asset value per share of the Hanover Portfolio Shares by the net asset value per share of the MFT Portfolio Shares of the Corresponding MFT Portfolio, in each case such values to be determined on a consistent basis by the valuation procedures that have been adopted by the Board of Trustees of MFT, as of the Effective Time of the Reorganization; provided, that in the case of Vista 100% U.S. Treasury Securities Money Market Fund and The 100% U.S. Treasury Securities Money Market Fund of Hanover, the exchange ratio shall be one. Each such exchange ratio shall be rounded to the nearest ten thousandth.

     All computations of value shall be made in accordance with the regular practice of the MFT Portfolios as of the Effective Time by the agent then responsible for pricing shares of the MFT Portfolios.

SECTION 3.  REPRESENTATIONS AND WARRANTIES OF MFT

     MFT represents and warrants to Hanover as follows:

          (a) Organization, Existence, etc. MFT is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to carry on its business as it is now being conducted, and each MFT Portfolio is a validly existing series of shares of such business trust representing interests therein under the laws of Massachusetts. MFT has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

          (b) Registration as Investment Company. MFT is registered under the Act as an open-end investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

          (c) Current Offering Documents. The current prospectuses and statements of additional information of MFT, each dated October 28, 1994 and included in MFT's registration statement on Form N-1A filed with Commission, comply in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act") and the Act, and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements herein, in light of the circumstances under which they were made, not misleading.

          (d) Capitalization. MFT has an unlimited number of authorized shares of beneficial interest, currently without par value, of which as of December 15, 1995 there were outstanding the following numbers of shares of the MFT Portfolios: 141,507,578.55 shares of Vista Treasury Plus Money Market Fund (consisting of 57,276,010.49 Premier Shares and 84,231,560.06 Institutional Shares), 2,223,546,134.64 shares of Vista U.S. Government Money Market Fund (consisting of 357,781,049.38 Vista Shares, 1,062,319,669.24 Premier Shares and 803,445,416.02 Institutional Shares), 909,499,297.91 shares of Vista Global Money Market Fund (consisting of 86,381,957.53 Vista Shares, 499,705,017.41 Premier Shares and
     323,412,322.97 Institutional Shares), 444,587,213 shares of Vista Tax Free Money Market Fund (consisting of 144,649,563 Vista Shares, 182,827,067 Premier Shares and 117,110,583 Institutional Shares), and 391,964,383 shares of Vista New York Tax Free Money Market Fund (all of the Vista Shares class). There are no outstanding shares of Vista 100% U.S. Treasury Money Market Fund. All of the outstanding shares of MFT have been duly authorized and are validly issued, fully paid and nonassessable. Because MFT is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization. All of each MFT Portfolio's issued and outstanding shares have been offered and sold in compliance in all material respects with applicable registration requirements of the Securities Act and applicable state securities laws.

          (e) Financial Statements. The financial statements of MFT for the fiscal year ended August 31, 1995, which have been audited by Price Waterhouse LLP, (the "MFT Financial Statements"), previously delivered to Hanover, fairly present the financial position of MFT as of the dates thereof and the results of its operations and changes in its net assets for each of the periods indicated, in accordance with GAAP.

          (f) Shares to be Issued Upon Reorganization. The MFT Portfolio Shares to be issued in connection with the Reorganization will be duly authorized and upon consummation of the Reorganization will be validly issued, fully paid and nonassessable (except as disclosed in the MFT Portfolios' Prospectuses and recognizing that under Massachusetts law, shareholders of an MFT Portfolio could, under certain circumstances, be held personally liable for the obligations of such MFT Portfolio).

          (g) Authority Relative to this Agreement. MFT has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by MFT's Board of Trustees and no other proceedings by MFT other than those contemplated under this Agreement are necessary to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. MFT is not a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by or which would prevent its execution and performance of this Agreement in accordance with its terms.

          (h) Liabilities. There are no liabilities of MFT or the MFT Portfolios, whether actual or contingent and whether or not determined or determinable, other than liabilities disclosed or provided for in the MFT Financial Statements and liabilities incurred in the ordinary course of business subsequent to

     August 31, 1995 or otherwise previously disclosed to Hanover, none of which has been materially adverse to the business, assets or results of operations of MFT.

          (i) No Material Adverse Change. Since August 31, 1995, there has been no material adverse change in the financial condition, results of operations, business, properties or assets of MFT, other than those occurring in the ordinary course of business (for these purposes, a decline in net asset value and a decline in net assets due to redemptions do not constitute a material adverse change).

          (j) Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of MFT, threatened which would adversely affect MFT or the MFT Portfolios or MFT's assets or business or which would prevent or hinder consummation of the transactions contemplated hereby, there are no facts which would form the basis for the institution of administrative proceedings against MFT and, to the knowledge of MFT, there are no regulatory investigations of MFT pending or threatened, other than routine inspections and audits.

          (k) Contracts. Except for contracts and agreements disclosed to Hanover on Schedule II hereto under which no default exists, MFT is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license or permit of any kind or nature whatsoever with respect to the MFT Portfolios. As of the Effective Time of the Reorganization, MFT will have no liability in respect of any of the contracts referred to in
     Section 5(f) with respect to which MFT is to receive releases.

          (l) Taxes. The federal income tax returns of MFT and each MFT Portfolio, and all other income tax returns required to be filed by MFT and any MFT Portfolio, have been filed for all taxable years to and including August 31, 1994, and all taxes payable pursuant to such returns have been paid. To the knowledge of MFT, no such return is under audit and no assessment has been asserted in respect of any such return. All federal and other taxes owed by MFT or any MFT Portfolio have been paid so far as due. Each portfolio of MFT, other than Vista 100% U.S. Treasury Securities Money Market Fund, which has not yet commenced operations, is qualified as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"), in respect of each taxable year since commencement of its operations.

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF HANOVER

     Hanover represents and warrants to MFT as follows:

          (a) Organization, Existence, etc. Hanover is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted, and each Hanover Portfolio is a validly existing series of shares of such corporation representing interests therein under the laws of Maryland. Hanover has all necessary federal, state and local authorization to own all of its properties and assets and to carry on its business as now being conducted.

          (b) Registration as Investment Company. Hanover is registered under the Act as an open-end diversified investment company of the management type; such registration has not been revoked or rescinded and is in full force and effect.

          (c) Current Offering Documents. The current prospectus and statement of additional information of Hanover, each dated March 30, 1995 and included in Hanover's registration statement on Form N-1A filed with the Commission, comply in all material respects with the requirements of the Securities Act and the Act, and do not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (d) Capitalization. The authorized capital stock of Hanover consists of 10,000,000,000 shares of Common Stock, each having a par value $.001 per share. As of December 15, 1995, 1995, there were outstanding 1,297,696,923 shares of The 100% U.S. Treasury Securities Money Market Fund, 1,590,651,002 shares of The U.S. Treasury Money Market Fund, 1,564,200,698 shares of The Govern-ment Money Market Fund, 1,648,244,437 shares of The Cash Management Fund, 317,954,363 shares of The Tax Free Money Market Fund, and 260,324,578 shares of The New York Tax Free Money Market Fund. All of the outstanding shares of Hanover have been duly authorized and are validly issued, fully paid and nonassessable. Because Hanover is an open-end investment company engaged in the continuous offering and redemption of its shares, the number of outstanding shares may change prior to the Effective Time of the Reorganization. All such shares will, at the time of the Closing, be held by the shareholders of record of the Hanover Portfolios as set forth on the books and records of Hanover's transfer agent (and in the amounts set forth therein) and as set forth in any list of shareholders of record provided to MFT for purposes of the Closing, and no such shareholders of record will have any preemptive rights to purchase any of such shares, and Hanover does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares (other than dividend reinvestment plans of the Hanover Portfolios or as set forth in this Agreement), nor are there outstanding any securities convertible into any shares of the Hanover Portfolios (except pursuant to exchange privileges described in the current Prospectus and Statement of Additional Information of Hanover). All of each Hanover Portfolio's issued and outstanding shares have been offered and sold in compliance in all material respects with applicable registration requirements of the Securities Act and applicable state securities laws.

          (e) Financial Statements. The financial statements of Hanover for the year ended November 30, 1994, which have been audited by KPMG Peat Marwick LLP, and the unaudited financial statements of Hanover for the six months ended May 31, 1995 (collectively, the "Hanover Financial Statements"), previously delivered to MFT, fairly present the financial position of Hanover as of the date thereof, and the results of its operations and changes in its net assets for the periods indicated, in accordance with GAAP.

          (f) Authority Relative to this Agreement. Hanover has the power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by its Board of Directors, and, except for approval by the shareholders of Hanover, no other proceedings by Hanover are necessary other than those contemplated under this Agreement to authorize its officers to effectuate this Agreement and the transactions contemplated hereby. Hanover is not a party to or obligated under any charter, by-law, indenture or contract provision or any other commitment or obligation, or subject to any order or decree, which would be violated by or which would prevent its execution and performance of this Agreement in accordance with its terms.

          (g) Liabilities. There are no liabilities of Hanover, whether actual or contingent and whether or not determined or determinable, other than liabilities disclosed or provided for in the Hanover Financial Statements and liabilities incurred in the ordinary course of business subsequent to [date that is fiscal year or stub period end] or otherwise previously disclosed to MFT, none of which has been materially adverse to the business, assets or results of Hanover.

          (h) No Material Adverse Change. Since May 31, 1995, there has been no material adverse change in the financial condition, results of operations, business, properties or assets of Hanover, other than those occurring in the ordinary course of business (for these purposes, a decline in net asset value and a decline in net assets due to redemptions do not constitute a material adverse change).

          (i) Litigation. There are no claims, actions, suits or proceedings pending or, to the knowledge of Hanover, threatened which would adversely affect Hanover or its assets or business or which would prevent or hinder consummation of the transactions contemplated hereby, there are no facts which would form the basis for the institution of administrative proceedings against Hanover and, to the knowledge of Hanover, there are no regulatory investigations of Hanover pending or threatened, other than routine inspections and audits.

          (j) Contracts. Except for contracts and agreements disclosed to MFT on Schedule II hereto under which no default exists, Hanover is not a party to or subject to any material contract, debt instrument, plan, lease, franchise, license or permit of any kind or nature whatsoever. As of the Effective Time of the

     Reorganization, Hanover will have no liability in respect of any of the contracts referred to in Section 6(e) with respect to which Hanover is to receive releases.

          (k) Taxes. The federal income tax returns of Hanover and each Hanover Portfolio, and all other income tax returns required to be filed by Hanover, have been filed for all taxable years to and including the taxable year ended November 30, 1994, and all taxes payable pursuant to such returns have been paid. To the knowledge of Hanover, no such return is under audit and no assessment has been asserted in respect of any such return. All federal and other taxes owed by Hanover or any Hanover Portfolio have been paid so far as due. Each Hanover Portfolio has qualified as a regulated investment company under the Code in respect of each taxable year since commencement of its operations.

SECTION 5.  COVENANTS OF MFT

     MFT covenants to Hanover as follows:

          (a) Portfolio Securities. All securities owned by MFT as of the Effective Time of the Reorganization will be owned by MFT free and clear of any liens, claims, charges, options and encumbrances, except as may be indicated in a schedule delivered by MFT to Hanover immediately prior to the Effective Time of the Reorganization or as may be permitted under the Act.

          (b) Formation of New Portfolio; Amendment of Registration Statement on Form N-1A. Prior to the Effective Time of the Reorganization, MFT will cause the formation and registration of Vista 100% U.S. Treasury Securities Money Market Fund, including filing an amendment or amendments to MFT's registration statement on Form N-1A (collectively, the "First N-1A Amendment") with the Commission relating to the registration of Vista 100% U.S. Treasury Securities Money Market Fund. The investment objective and policies of Vista 100% U.S. Treasury Securities Money Market Fund will conform with the descriptions thereof contained in the Prospectus and Statement of Additional Information in the form presented to the Hanover Board of Directors. MFT will not issue any shares of Vista 100% U.S. Treasury Securities Money Market Fund prior to the Effective Time of the Reorganization except as contemplated by this Agreement. Prior to the Effective Time of the Reorganization, MFT will also file an amendment to MFT's registration statement on Form N-1A (the "Second N-1A Amendment") with the Commission to conform the descriptions of the MFT Portfolios in such registration statement with the descriptions of the MFT Portfolios in the Registration Statement (as defined in Section 5(c) hereof), as the Registration Statement may be amended or supplemented prior to the Effective Time of the Reorganization.

          (c) Registration Statement. MFT shall file with the Commission a Registration Statement on Form N-14 (the "Registration Statement") under the Securities Act relating to the MFT Portfolio Shares issuable hereunder. At the time the Registration Statement becomes effective, the Registration Statement (i) will comply in all material respects with the provisions of the Securities Act and the rules and regulations of the Commission thereunder (the "Regulations") and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1(a) hereof, and at the Effective Time of the Reorganization, the prospectus/proxy statement (the "Prospectus") and statement of additional information included therein (the "Statement of Additional Information"), as amended or supplemented by any amendments or supplements filed by MFT, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from a Registration Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by Hanover for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in Section 6(b) hereof.

          (d) Cooperation in Effecting Reorganization. MFT agrees to use all reasonable efforts (by taking such actions as may be necessary or advisable) to effectuate the Reorganization, to continue in operation thereafter, and to obtain any necessary regulatory approvals. MFT will cooperate fully with Hanover in preparing and effecting any filings with the Federal Trade Commission required under federal antitrust laws with respect to the proposed Reorganization.

          (e) Operations in the Ordinary Course. Except as otherwise contemplated by this Agreement, MFT shall conduct its business in the ordinary course until the consummation of the Reorganization.

          (f) Interim Advisory Arrangements. Each portfolio of MFT shall enter into an interim advisory agreement with The Chase Manhattan Bank, N.A. that will be effective beginning at the time the merger of Chemical Banking Corporation and The Chase Manhattan Corporation is consummated, and each such agreement shall have been approved by the Board of Trustees of MFT. MFT shall have obtained from the Commission exemptive relief from Section 15(a) of the Act enabling it to enter into the interim advisory agreements referred to above without obtaining prior shareholder approval, and shall comply with all representations and conditions contained in the Commission's order issued in connection therewith.

SECTION 6.  COVENANTS OF HANOVER

     Hanover covenants to MFT as follows:

          (a) Portfolio Securities. With respect to the assets to be transferred in accordance with Section 1(a), each Hanover Portfolio's assets shall consist of all property and assets of any nature whatsoever, including, without limitation, all cash, cash equivalents, securities, claims and receivables (including dividend and interest receivables) owned, and any deferred or prepaid expenses shown as an asset on Hanover's books. At least five (5) business days prior to the Closing, each Hanover Portfolio will provide MFT with a list of its assets and a list of its stated Liabilities. Each Hanover Portfolio shall have the right to sell any of the securities or other assets shown on the list of assets prior to the Closing but will not, without the prior approval of MFT, acquire any additional securities other than securities which the Corresponding MFT Portfolio is permitted to purchase, pursuant to its investment objective and policies or otherwise (taking into consideration its own portfolio composition as of such date). In the event that MFT informs Hanover that a Hanover Portfolio holds any investments that its Corresponding MFT Portfolio would not be permitted to hold, the Hanover Portfolio will dispose of such securities prior to the Closing to the extent practicable and to the extent that its shareholders would not be materially affected in an adverse manner by such a disposition. In addition, Hanover will prepare and deliver to MFT, immediately prior to the Effective Time of the Reorganization, a Schedule of Investments (the "Schedule") listing all the securities owned by each Hanover Portfolio as of the Effective Time of the Reorganization. All securities to be listed in the Schedule as of the Effective Time of the Reorganization will be owned by Hanover free and clear of any liens, claims, charges, options and encumbrances, except as indicated in the Schedule or as permitted by the Act, and, except as so indicated, none of such securities is or, after the Reorganization as contemplated hereby, will be subject to any restrictions, legal or contractual, on the disposition thereof (including restrictions as to the public offering or sale thereof under the Securities Act) and, except as so indicated, all such securities are or will be readily marketable.

          (b) Registration Statement. In connection with the Registration Statement, Hanover will cooperate with MFT and will furnish to MFT the information relating to Hanover required by the Securities Act and the Regulations to be set forth in the Registration Statement (including the Prospectuses and Statements of Additional Information). At the time the Registration Statement becomes effective, the Registration Statement, insofar as it relates to Hanover, (i) will comply in all material respects with the provisions of the Securities Act and the Regulations and (ii) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time the Registration Statement becomes effective, at the time of the shareholders' meeting referred to in Section 1(a) hereof and at the Effective Time of the Reorganization, the Prospectus and Statement of Additional Information, as amended or supplemented by any amendments or supplements filed by MFT, insofar as they relate to Hanover, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements in or omissions from the Registration Statement, Prospectus or Statement of Additional Information made in reliance upon and in conformity with information furnished by Hanover for use in the Registration Statement, Prospectus or Statement of Additional Information as provided in this Section 6(b).

          (c) Cooperation in Effecting Reorganization. Hanover agrees to use all reasonable efforts (by taking such actions as may be necessary or advisable) to effectuate the Reorganization, including calling the meeting of shareholders referred to in Section 1(a) of this Agreement, and to obtain any necessary regulatory approvals. Hanover will cooperate fully with MFT in preparing and effecting any filings with the Federal Trade Commission required under federal antitrust laws with respect to the proposed Reorganization. Hanover will assist MFT in obtaining such information as MFT reasonably requests concerning the beneficial ownership of the shares of the Hanover Portfolios.

          (d) Operations in the Ordinary Course. Except as otherwise contemplated by this Agreement, Hanover shall conduct its business in the ordinary course until the consummation of the Reorganization.

          (e) Contract Terminations. Hanover shall, prior to the consummation of the Reorganization, terminate its agreements with The Portfolio Group, Inc. (with respect to the 100% U.S. Treasury Securities Money Market Fund, The U.S. Treasury Money Market Fund, The Government Money Market Fund and The New York Tax Free Money Market Fund), Texas Commerce Bank, National Association (with respect to The Cash Management Fund and The Tax Free Money Market Fund), Chemical Bank, Furman Selz Incorporated, Hanover Funds Distributor, Inc., and each of the financial institutions with whom Hanover has entered into a shareholder servicing agreement (as set forth in Schedule II hereto) for Investment Advisory, Administration, Administration and Fund Accounting, Custody, Distribution, Transfer Agency, Sub-Transfer Agency and Shareholder Servicing services, as the case may be, such terminations to be effective as of the Effective Time of the Reorganization.

SECTION 7.  CONDITIONS TO OBLIGATIONS OF HANOVER

     The obligations of Hanover hereunder with respect to the consummation of the Reorganization as it relates to each Hanover Portfolio are subject to the satisfaction of the following conditions:

          (a) Approval by Hanover Shareholders. This Agreement and the transactions contemplated by the Reorganization, including, when necessary, a temporary amendment of the investment restrictions that might otherwise preclude the consummation of the Reorganization, shall have been approved by the requisite vote of the shares of each Hanover Portfolio entitled to vote in the matter.

          (b) Covenants, Warranties and Representations. MFT shall have complied with each of its covenants contained herein, each of the representations and warranties contained herein shall be true in all material respects as of the Effective Time of the Reorganization (except as otherwise contemplated herein), there shall have been no material adverse change (as defined in Section 3(i)) in the financial condition, results of operations, business, properties or assets of the MFT Portfolios since August 31, 1995, and Hanover shall have received a certificate of the President of MFT satisfactory in form and substance to Hanover so stating. Hanover shall also have received certificates of (i) The Chase Manhattan Bank, N.A., in its capacity as investment adviser to MFT and as MFT's administrator, and (ii) Vista Broker-Dealer Services, Inc., in its capacity as MFT's distributor, in each case to the effect that, as of the Effective Time of the Reorganization, such entity is not aware that any of the representations and warranties of MFT herein is not true in all material respects.

          (c) Regulatory Approval. The Registration Statement, the First N-1A Amendment and the Second N-1A Amendment shall each have been declared effective by the Commission, no stop orders under the Securities Act pertaining thereto shall have been issued and all approvals, registrations, and exemptions under federal and state laws considered to be necessary shall have been obtained.

          (d) Tax Opinion. Hanover shall have received the opinion of Simpson Thacher & Bartlett dated on or before the date of the Closing, addressed to and in form and substance satisfactory to Hanover, as to certain of the federal income tax consequences under the Code of the Reorganization, insofar as it relates to each Hanover Portfolio and its Corresponding MFT Portfolio, and to shareholders of each Hanover Portfolio. For purposes of rendering their opinion, Simpson Thacher & Bartlett may rely exclusively and without independent verification, as to factual matters, upon the statements made in this Agreement, the prospectus/proxy statement which will be distributed to the shareholders of the Hanover Portfolios in connection with the Reorganization, and upon such other written representations as the President of each of Hanover and MFT will have verified as of the Effective Time of the Reorganization. The opinion of Simpson Thacher & Bartlett will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (i) the Reorganization will constitute a reorganization within the meaning of section 368(a)(1) of the Code with respect to each Hanover Portfolio and its Corresponding MFT Portfolio; (ii) no gain or loss will be recognized by any of the Hanover Portfolios or the Corresponding MFT Portfolios upon the transfer of all the assets and liabilities, if any, of each Hanover Portfolio to its Corresponding MFT Portfolio solely in exchange for MFT Portfolio Shares or upon the distribution of the MFT Portfolio Shares to the holders of Hanover Portfolio Shares solely in exchange for all of their Hanover Portfolio Shares; (iii) no gain or loss will be recognized by shareholders of any of the Hanover Portfolios upon the exchange of such Hanover Portfolio Shares solely for MFT Portfolio Shares; (iv) the holding period and tax basis of the MFT Portfolio Shares received by each holder of Hanover Portfolio Shares pursuant to the Reorganization will be the same as the holding period (provided the Hanover Portfolio Shares were held as a capital asset on the date of the Reorganization) and tax basis of the Hanover Portfolio Shares held by the shareholder immediately prior to the Reorganization; and (v) the holding period and tax basis of the assets of each of the Hanover Portfolios acquired by its Corresponding MFT Portfolio will be the same as the holding period and tax basis of those assets to each of the Hanover Portfolios immediately prior to the Reorganization.

          The payment by Chemical Banking Corporation and/or The Chase Manhattan Corporation of the related Reorganization expenses referred to in Section 10 hereof will not affect the opinions set forth above regarding the tax consequences of the exchanges by Hanover and the shareholders of Hanover; however, Simpson Thacher & Bartlett will express no opinion as to any federal income tax consequences to any of the parties of the payment of such expenses by Chemical Banking Corporation and/or The Chase Manhattan Corporation.

          (e) Opinion of Counsel. Hanover shall have received the opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as counsel for MFT, dated as of the date of the Closing, addressed to and in form and substance satisfactory to Hanover, to the effect that: (i) MFT is a business trust duly organized and existing under the laws of the Commonwealth of Massachusetts, and each MFT Portfolio is a validly existing series of shares of such business trust; (ii) MFT is an open-end investment company of the management type registered under the Act; (iii) this Agreement and the Reorganization provided for herein and the execution of this Agreement have been duly authorized and approved by all requisite action of MFT and this Agreement has been duly executed and delivered by MFT and is a valid and binding obligation of MFT enforceable against MFT in accordance with its terms, except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing; (iv) the Registration Statement has been declared effective under the Securities Act and to such counsel's knowledge after reasonable investigation no stop order has been issued or threatened suspending its effectiveness; (v) to such counsel's knowledge, no consent, approval, order or other authorization of any federal or New York state or Massachusetts state court or administrative or regulatory agency is required for MFT to enter into this Agreement or carry out its terms that has not already been obtained, other than where the failure to obtain any such consent, approval, order or authorization would not have a material adverse effect on the operations of MFT; (vi) to such counsel's knowledge, MFT is not in breach or violation of any material contract listed on Schedule II hereto to which it is a party, which breach or violation would (a) affect the ability of MFT to enter into this Agreement or consummate the transactions contemplated hereby, including the Reorganization, or (b) have a material adverse effect on the business or financial condition of MFT; (vii) to such counsel's knowledge, no federal or New York state or Massachusetts state administrative or regulatory proceeding is pending or threatened against MFT which would (i) affect the ability of MFT to enter into this Agreement or consummate the transactions contemplated hereby, including the Reorganization, or (b) have a material adverse effect on the business or financial condition of MFT; and (viii) the MFT Portfolio Shares to be issued in the Reorganization have been duly authorized and upon issuance thereof in accordance with this Agreement, will be validly issued, fully paid and nonassessable. In rendering such opinion, Kramer, Levin, Naftalis, Nessen, Kamin & Frankel may rely on the opinion of Massachusetts counsel as to matters relating to Massachusetts law and on certificates of officers and/or trustees of MFT as to factual matters.

          (f) Board of Trustees Approvals. The Board of Trustees of MFT shall have taken the following action with respect to MFT or the MFT Portfolios, as the case may be, at a meeting duly called for such purposes:

             (i) approval of the selection of Price Waterhouse LLP as MFT's independent auditors for the fiscal year ending August 31, 1996, on terms acceptable to the Hanover Board of Directors;

             (ii) approval of an investment advisory agreement with The Chase Manhattan Bank, N.A. with respect to each MFT Portfolio, in each case in the form presented to the Hanover Board of Directors;

             (iii) approval of sub-investment advisory agreements between The Chase Manhattan Bank, N.A. and Texas Commerce Bank, National Association with respect to the Vista Global Money Market Fund (to be renamed the Vista Cash Management Fund in connection with the Reorganization) and the Vista Tax Free Money Market Fund, and between The Chase Manhattan Bank, N.A. and Chase Asset Management, Inc., with respect to each other MFT Portfolio, in each case in the form presented to the Hanover Board of Directors;

             (iv) approval of the application of MFT's distribution plan pursuant to Rule 12b-1 under the Act to Vista Shares of the Vista 100% U.S. Treasury Securities Money Market Fund, to conform with the Prospectus and Statement of Additional Information in the form presented to the Hanover Board of Directors, as the Prospectus and Statement of Additional Information may be amended or supplemented at the time of the shareholders' meeting referred to in Section 1(a) hereof;

             (v) approval of the modification of certain fundamental investment limitations of the MFT Portfolios and certain other investment policies to conform with the descriptions thereof contained in the Prospectus and Statement of Additional Information in the form presented to the Hanover Board of Directors or as may be amended or supplemented at the time of the shareholders' meeting referred to in Section 1(a) hereof; and

             (vi) creation of Vista Shares in the Vista Treasury Plus Money Market Fund and authorization of the issuance by MFT, immediately prior to the Effective Time of the Reorganization, of one Vista Share of Vista 100% U.S. Treasury Securities Money Market Fund of MFT to Vista Broker Dealer Services ("VBDS") in consideration for payment equal to the net asset value per share of The 100% U.S. Treasury Securities Money Market Fund of Hanover, and one Vista Share of Vista Treasury Plus Money Market Fund of MFT to VBDS in consideration for payment equal to the net asset value per share of The U.S. Treasury Money Market Fund of Hanover for the purpose of enabling VBDS to vote on the matters referred to in paragraph (g) and (h), respectively, of Section 8.

          (g) Trustees and Officers Insurance. Chemical Banking Corporation and/or The Chase Manhattan Corporation shall have purchased trustees and officers liability insurance coverage referred to in Section 10(b) of this Agreement.

          (h) Contract Terminations. Hanover shall have terminated the agreements referred to in Section 6(e) of this Agreement as provided therein.

          (i) Bank Holding Company Merger. The merger of The Chase Manhattan Corporation with and into Chemical Banking Corporation shall have been consummated.

SECTION 8.  CONDITIONS TO OBLIGATIONS OF MFT

     The obligations of MFT hereunder with respect to the consummation of the Reorganization as it relates to each MFT Portfolio are subject to the satisfaction of the following conditions:

          (a) Approval by Shareholders. This Agreement and the transactions contemplated by the Reorganization, including, when necessary, a temporary amendment of the investment restrictions that might otherwise preclude the consummation of the Reorganization, shall have been approved by the requisite vote of the shares of each Hanover Portfolio entitled to vote on the matter.

          (b) Covenants, Warranties and Representations. Hanover shall have complied with each of its covenants contained herein, each of the representations and warranties contained herein shall be true in all material respects as of the Effective Time of the Reorganization (except as otherwise contemplated herein), there shall have been no material adverse change (as defined in Section 4(h)) in the financial condition, results of operations, business, properties or assets of the Hanover Portfolios since November, 1995, and MFT shall have received a certificate of the President of Hanover satisfactory in form and substance to MFT so stating. MFT shall also have received certificates of (i) The Portfolio Group, Inc., in its capacity as investment adviser to The U.S. Treasury Money Market Fund, The Government Money Market Fund, The 100% U.S. Treasury Securities Money Market Fund and The New York Tax Free Money Market Fund of Hanover, (ii) Texas Commerce Bank, National Association, in its capacity as investment adviser to The Cash Management Fund and The Tax Free Money Market Fund of Hanover, (iii) Furman Selz Incorporated, in its capacity as Hanover's administrator and (iv) Hanover Funds Distributor, Inc., in its capacity as Hanover's distributor, in each case to the effect that, as of the Effective Time of the Reorganization, such entity is not aware that any of the representations and warranties of Hanover herein is not true in all material respects.

          (c) Portfolio Securities. All securities to be acquired by each MFT Portfolio in the Reorganization shall have been approved for acquisition by the investment adviser of such MFT Portfolio as consistent with the investment policies of such MFT Portfolio and all such securities on the books of the Corresponding Portfolio that are not readily marketable shall be valued on the basis of an evaluation by an independent appraiser acceptable to both Hanover and MFT at the expense of Chemical Banking Corporation and/or The Chase Manhattan Corporation, taking into account the information contained in the Schedule.

          (d) Regulatory Approval. The Registration Statement, the First N-1A Amendment and the Second N-1A Amendment shall each have been declared effective by the Commission, no stop orders under the Securities Act pertaining thereto shall have been issued and all approvals, registrations, and exemptions under federal and state laws considered to be necessary shall have been obtained.

          (e) Tax Opinion. MFT shall have received the opinion of Simpson Thacher & Bartlett, dated on or before the date of the Closing, addressed to and in form and substance satisfactory to MFT, as to certain of the federal income tax consequences under the Code of the Reorganization insofar as it relates to each Hanover Portfolio and its Corresponding MFT Portfolio, and to shareholders of each Hanover Portfolio. For purposes of rendering their opinion, Simpson Thacher & Bartlett may rely exclusively and without independent verification as to factual matters, upon the statements made in this Agreement, the prospectus/proxy statement which will be distributed to the shareholders of the Hanover Portfolios in connection with the Reorganization, and upon such other written representations as the President of each of Hanover and MFT will have verified as of the Effective Time of the Reorganization. The opinion of Simpson Thacher & Bartlett will be to the effect that, based on the facts and assumptions stated therein, for federal income tax purposes: (i) the Reorganization will constitute a reorganization within the meaning of section 368(a)(1) of Code with respect to each Hanover Portfolio and its Corresponding MFT Portfolio; (ii) no gain or loss will be recognized by any of the Hanover Portfolios or the Corresponding MFT Portfolios upon the transfer of all the assets and liabilities, if any, of each Hanover Portfolio to its Corresponding MFT Portfolio solely in exchange for MFT Portfolio Shares or upon the distribution of the MFT Portfolios Shares to the holders of Hanover Portfolio Shares solely in exchange for all of their Hanover Portfolios Shares; (iii) no gain or loss will be recognized by shareholders of any of the Hanover Portfolios upon the exchange of such Hanover Portfolio Shares solely for MFT Portfolio Shares; (iv) the holding period and tax basis of the MFT Portfolio Shares received by each holder of Hanover Portfolio Shares pursuant to the Reorganization will be the same as the holding period (provided the Hanover Portfolio Shares were held as a capital asset on the date of the Reorganization) and tax basis of the Hanover Portfolio Shares held by the shareholder immediately prior to the Reorganization; and
     (v) the holding period and tax basis of the assets of each of the Hanover Portfolios acquired by its Corresponding MFT Portfolio will be the same as the holding period and tax basis of those assets to each of the Hanover Portfolios immediately prior to the Reorganization.

          The payment by Chemical Banking Corporation and/or The Chase Manhattan Corporation of the related Reorganization expenses referred to in Section 10 hereof will not affect the opinions set forth above regarding the tax consequences of the exchanges by Hanover and the shareholders of Hanover; however, Simpson Thacher & Bartlett will express no opinion as to any federal income tax consequences to any of the parties of the payment of such expenses by Chemical Banking Corporation and/or The Chase Manhattan Corporation.

          (f) Opinion of Counsel. MFT shall have received the opinion of Simpson Thacher & Bartlett, as counsel for Hanover, dated as of the date of the Closing, addressed to and in form and substance satisfactory to MFT, to the effect that (i) Hanover is a corporation duly organized and validly existing under the laws of the State of Maryland and each Hanover Portfolio is a validly existing series of shares of such corporation; (ii) Hanover is an open-end investment company of the management type registered under the Act; (iii) this Agreement and the Reorganization provided for herein and the execution of this Agreement have been duly authorized and approved by all requisite corporate action of Hanover and this Agreement has been duly executed and delivered by Hanover and is a valid and binding obligation of Hanover enforceable against Hanover in accordance with its terms, except as affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing; (iv) to such counsel's knowledge, no consent, approval, order or other authorization of any federal or New York state or Maryland state court or administrative or regulatory agency is required for Hanover to enter into this Agreement or carry out its terms that has not already been obtained other than where the failure to obtain any such consent, approval, order or authorization would not have a material adverse effect on the operations of Hanover; (v) to such counsel's knowledge, Hanover is not in breach or violation of any material contract listed on Schedule II hereto to which it is a party, which breach or violation would (a) affect the ability of Hanover to enter into this Agreement or consummate the transactions contemplated hereby, including the Reorganization, or (b) have a material adverse effect on the business or financial condition of Hanover; and (vi) to such counsel's knowledge, no federal or New York state or Maryland state administrative or regulatory proceeding is pending or threatened against Hanover which would (a) affect the ability of Hanover to enter into this Agreement or consummate the transactions contemplated hereby, including the Reorganization, or (b) have a material adverse effect on the business or financial condition of Hanover. In rendering such opinion, Simpson Thacher & Bartlett may rely on the opinion of Maryland counsel as to matters relating to Maryland law, and on certificates of officers and/or trustees of Hanover as to factual matters.

          (g) Vote by the Sole Shareholder of Vista 100% U.S. Treasury Securities Money Market Fund. VBDS shall have voted, immediately after it becomes sole shareholder of Vista Shares of Vista 100% U.S. Treasury Securities Money Market Fund of MFT and prior to the receipt by Hanover of any of Vista 100% U.S. Treasury Securities Money Market Fund shares, to:

             (i) approve the investment advisory agreement between MFT and The Chase Manhattan Bank, N.A., and the sub-investment advisory agreement between The Chase Manhattan Bank and Chase Asset Management, Inc. with respect to Vista 100% U.S. Treasury Securities Money Market Fund as contemplated by Section 7(f) hereof;

             (ii) approve MFT's distribution plan pursuant to Rule 12b-1 under the Act for Vista Shares of Vista 100% U.S. Treasury Securities Money Market Fund as contemplated by Section 7(f) hereof;

             (iii) approve all persons who are to be Trustees of MFT effective upon consummation of the Reorganization as Trustees of MFT; and

             (iv) approve the selection of Price Waterhouse LLP as MFT's independent auditors for the fiscal year ending August 31, 1996.

          (h) Vote by the Sole Shareholder of Vista Shares of Vista Treasury Plus Money Market Fund. VBDS shall have voted, immediately after it becomes sole shareholder of Vista Shares of Vista Treasury Plus Money Market Fund of MFT and prior to the receipt by Hanover of any of Vista Treasury Plus Money Market Fund shares, to approve MFT's distribution plan pursuant to Rule 12b-1 under the Act for Vista Shares of Vista Treasury Plus Money Market Fund as contemplated by Section 7(g) hereof.

          (i) Contract Terminations. Hanover shall have terminated the agreements referred to in Section 6(e) of this Agreement as provided therein.

          (j) Bank Holding Company Merger. The merger of The Chase Manhattan Corporation with and into Chemical Banking Corporation shall have been consummated.

SECTION 9.  AMENDMENTS; TERMINATIONS; NO SURVIVAL OF COVENANTS,
            WARRANTIES AND REPRESENTATIONS

          (a) Amendments. The parties hereto may, by agreement in writing authorized by their respective Board of Trustees or Board of Directors, amend this Agreement at any time before or after approval hereof by the shareholders of Hanover or MFT or both, but after such approval, no amendment shall be made which substantially changes the terms hereof.

          (b) Waivers. At any time prior to the Effective Time of the Reorganization, either of the parties hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein, except that neither party may waive the conditions set forth in Sections 7(c) or 8(d) hereof.

          (c) Termination by Hanover. Hanover may terminate this Agreement at any time prior to the Effective Time of the Reorganization by notice to MFT and Chemical Banking Corporation if (i) a material condition to its performance hereunder or a material covenant of MFT contained herein shall not be fulfilled on or before the date specified for the fulfillment thereof or (ii) a material default or material breach of this Agreement shall be made by MFT.

          (d) Termination by MFT. MFT may terminate this Agreement at any time prior to the Effective Time of the Reorganization by notice to Hanover and Chemical Banking Corporation if (i) a material condition to its performance hereunder or a material covenant of Hanover contained herein shall not be fulfilled on or before the date specified for the fulfillment thereof or
     (ii) a material default or material breach of this Agreement shall be made by Hanover.

          (e) Termination by either Hanover or MFT. This Agreement may be terminated by Hanover or MFT at any time prior to the Effective Time of the Reorganization, whether before or after approval of this Agreement by the shareholders of Hanover, without liability on the part of either party hereto, its respective Directors, Trustees, officers or shareholders, or Chemical Banking Corporation, on notice to the other parties in the event that such party's Board of Directors or Board of Trustees, as the case may be, determines that proceeding with this Agreement is not in the best interest of that party's shareholders. Unless the parties hereto shall otherwise agree in writing, this Agreement shall terminate without liability as of the close of business on July 31, 1996 if the Effective Time of the Reorganization is not on or prior to such date.

          (f) Survival. No representations, warranties or covenants in or pursuant to this Agreement (including certificates of officers), except for the provisions of Section 10 of this Agreement, shall survive the Reorganization.

SECTION 10.  EXPENSES; INSURANCE

          (a) Except as otherwise specified in this Section 10, the expenses of the Reorganization will be borne by Chemical Banking Corporation and/or The Chase Manhattan Corporation. Such expenses include, without limitation, (i) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (ii) expenses associated with the preparation and filing of the Registration Statement under the Securities Act covering the MFT Portfolio Shares to be issued pursuant to the provisions of this Agreement (other than registration fees payable to the Commission in respect of the registration of such shares, which shall be payable by the respective MFT Portfolios in which such shares represent interests); (iii) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Corresponding MFT Portfolio Shares to be issued in connection herewith in each state in which shareholders of the corresponding Hanover Portfolios are resident as of the date of the mailing of the Prospectus to such shareholders; (iv) postage; (v) printing; (vi) accounting fees; (vii) legal fees and (viii) solicitation costs relating to the Reorganization.

          (b) Chemical Banking Corporation and/or The Chase Manhattan Corporation agrees to purchase, prior to the Effective Time of the Reorganization, trustee and officers liability insurance coverage for the benefit of the Board of Directors of Hanover for a period of one year following the Closing, the coverage and policy limits to be no less favorable than those of the Hanover insurance coverage currently in existence.

SECTION 11.  NOTICES

     Any notice, report, statement or demand required or permitted by any provision of this Agreement shall be in writing and shall be given by hand, certified mail or by facsimile transmission, shall be deemed given when received and shall be addressed to the parties hereto at their respective addresses listed below or to such other persons or addresses as the relevant party shall designate as to itself from time to time in writing delivered in like manner:

          (a) if to Hanover, to it at:

              237 Park Avenue
          New York, New York 10017
          Attention: Joan V. Fiore, Esq.
          Facsimile: (212) 808-3980

              with a copy to:
          Simpson Thacher & Bartlett
          425 Lexington Avenue
          New York, New York 10017
          Attention: Gary S. Schpero, Esq.
          Facsimile: (212) 455-2502

          (b) if to MFT, to it at:

              125 West 55th Street
           New York, New York 10019
           Attention: Ann Bergin
           Facsimile: (212)
           with a copy to:

              Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
           919 Third Avenue
           New York, New York 10022
           Attention: Carl Frischling, Esq.
           Facsimile: (212) 715-8000

          (c) if to Chemical Banking Corporation, to it at:

              270 Park Avenue
          48th Floor
          New York, New York 10017
          Attention: Gary N. Gordon
          Facsimile: (212) 270-4173
          with a copy to:

              c/o Chemical Bank
          270 Park Avenue
          New York, New York 10017
          Attention: Molly Sheehan, Esq.
          Facsimile: (212) 270-1224

          (d) if to The Chase Manhattan Corporation, to it at:

              c/o Vista Capital Management
           101 Park Avenue
           New York, New York 10178
           Attention: Leonard M. Spalding, Jr.
           Facsimile: (212) 907-6123

              with a copy to:

              c/o The Chase Manhattan Bank, N.A.
           One Chase Manhattan Plaza
           New York, New York 10081
           Attention: Deborah B. Oliver, Esq.
           Facsimile: (212) 552-4786

SECTION 12.  GENERAL

     This Agreement supersedes all prior agreements between the parties (written or oral), is intended as a complete and exclusive statement of the terms of the Agreement between the parties and may not be changed or terminated orally. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been executed by Hanover and MFT and delivered to each of the parties hereto. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Nothing in this Agreement, expressed or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

     Copies of the Declaration of Trust, as amended, establishing MFT are on file with the Secretary of the Commonwealth of Massachusetts and with the City Clerk for the City of Boston, and notice is hereby given that this Agreement and Plan of Reorganization and Liquidation is executed on behalf of MFT by officers of MFT as officers and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers, shareholders, employees or agents of MFT individually but are binding only upon the assets and property of MFT.

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


Attest:                                           MUTUAL FUND TRUST
  By:                                             By:
  ----------------------------------------        ------------------------------------------

Attest:                                           THE HANOVER FUNDS, INC.
  By:                                             By:
  ----------------------------------------        ------------------------------------------

     Accepted and agreed to as to Sections 8(c) and 10:


CHEMICAL BANKING CORPORATION
  By:
  ----------------------------------------
       [                        ]
       Attorney-in-fact
  By:  THE CHASE MANHATTAN CORPORATION
  ----------------------------------------
  [                        ]
  Attorney-in-fact

                                                                      SCHEDULE I
                                                                    TO AGREEMENT

              CORRESPONDING PORTFOLIOS OF THE HANOVER FUNDS, INC.
                             AND MUTUAL FUND TRUST

             HANOVER PORTFOLIOS                          CORRESPONDING MFT PORTFOLIOS
The 100% U.S. Treasury Securities Money          Vista 100% U.S. Treasury Securities Money
  Market Fund                                      Market Fund
The U.S. Treasury Money Market Fund              Vista Treasury Plus Money Market Fund
The Government Money Market Fund                 Vista U.S. Government Money Market Fund
The Cash Management Fund                         Vista Global Money Market Fund
The Tax Free Money Market Fund                   Vista Tax Free Money Market Fund
The New York Tax Free Money Market Fund          Vista New York Tax Free Money Market Fund

                    APPENDIX FOR GRAPHIC AND IMAGE MATERIAL

     Pursuant to Rule 304 of Regulation S-T, the following table presents fair and accurate narrative descriptions of graphic and image material omitted from this EDGAR Submission File due to ASCII-incompatibility and cross-references this material to the location of each occurrence in the text.


DESCRIPTION OF OMITTED                           LOCATION OF GRAPHIC OR IMAGE
  GRAPHIC OR IMAGE                               IN TEXT
  ------------------------------------------     --------------------------------------------
  Gray shading in table                          Page 6 of prospectus, at third and fourth
                                                 columns of table

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                               MUTUAL FUND TRUST

     This Statement of Additional Information is not a prospectus. A
Prospectus/Proxy Statement, dated                , 1996 may be obtained by
writing or calling Mutual Fund Trust at 12 W. 55th Street, New York, New York 10022 (1-800-34-VISTA). Further information about Mutual Fund Trust is contained in and incorporated by reference into its Statement of Additional Information dated October 28, 1994 and its preliminary Statement of Additional Information relating to the Vista 100% U.S. Treasury Securities Money Market Fund dated December 28, 1995, which are incorporated herein by reference. Also incorporated herein by reference are the audited financial statements of Mutual Fund Trust relating to the Vista Treasury Plus Money Market Fund, the Vista U.S. Government Money Market Fund, the Vista Cash Management Fund (currently known as the Vista Global Money Market Fund), the Vista Tax Free Money Market Fund and the Vista New York Tax Free Money Market Fund included in the Annual Report to Shareholders of Mutual Fund Trust for the fiscal year ended August 31, 1995, and the audited financial statements of The Hanover Funds, Inc. relating to the Hanover 100% U.S. Treasury Securities Money Market Fund for the fiscal year ended November 30, 1994.

               , 1996

                               MUTUAL FUND TRUST

                         PRO-FORMA FINANCIAL STATEMENTS

                     VISTA U.S. TREASURY MONEY MARKET FUND

                            PORTFOLIO OF INVESTMENTS
                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                        TREASURY PLUS     TREASURY PLUS     U.S. TREASURY     U.S. TREASURY        COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
U.S. Government
  Obligations --
U.S. Treasury Note,
  6.125, 07/31/96.....    $2,000,000       $    2,010,571    $         --     $            --    $  2,000,000     $     2,010,571
  7.875%, 07/15/96....            --                   --      36,500,000          37,095,000      36,500,000          37,095,000
  6.250%, 08/31/96....            --                   --      25,000,000          25,067,716      25,000,000          25,067,716
                                               ----------                      --------------                      --------------
Total U.S. Government
  Obligations.........                          2,010,571                          62,162,716                          64,173,287
                                               ----------                      --------------                      --------------
U.S. Treasury Bills
  09/07/95............            --                   --     150,000,000         149,873,333     150,000,000         149,873,333
  09/21/95............            --                   --      15,000,000          14,955,000      15,000,000          14,955,000
  09/28/95............            --                   --     299,450,000         298,258,528     299,450,000         298,258,528
  10/19/95............            --                   --      50,000,000          49,639,333      50,000,000          49,639,333
  10/26/95............            --                   --     100,000,000          99,188,750     100,000,000          99,188,750
  11/02/95............            --                   --     115,000,000         113,954,698     115,000,000         113,954,698
  12/21/95............            --                   --     100,000,000          98,347,333     100,000,000          98,347,333
  07/25/96............            --                   --      12,500,000          11,892,403      12,500,000          11,892,403
                                               ----------                      --------------                      --------------
Total U.S. Treasury
  Bills...............                                 --                         836,109,378                         836,109,378
                                               ----------                      --------------                      --------------
Total U.S. Treasury
  Obligations.........                          2,010,571                         898,272,094                         900,282,665
                                               ----------                      --------------                      --------------
Repurchase
  Agreements --
Scotia McLeod, 5.70%,
  due 9/1/95,
  (Dated 8/31/95;
  Proceeds $5,000,792,
  Secured by
  $5,010,000 U.S.
  Treasury Note
  6.125%, due 7/31/96;
  Market Value
  $5,057,820).........     5,000,000            5,000,000              --                  --       5,000,000           5,000,000
Hong Kong-Shanghai
  Banking Corp.,
  5.70%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds $4,302,681,
  Secured by
  $4,080,000 U.S.
  Treasury Note 7.75%,
  due 11/30/99; Market
  Value $4,413,433)...     4,302,000            4,302,000              --                  --       4,302,000           4,302,000
Goldman Sachs & Co.,
  5.70%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds $8,301,314,
  Secured by
  $8,515,000 U.S.
  Treasury Note,
  5.625%, due 8/31/97;
  Market Value
  $8,480,393).........     8,300,000            8,300,000              --                  --       8,300,000           8,300,000
Merrill Lynch,
  5.75%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds $8,301,326,
  Secured by
  $7,690,000 U.S.
  Treasury Note,
  9.00%, due 5/15/98;
  Market Value
  $8,474,150).........     8,300,000            8,300,000              --                  --       8,300,000           8,300,000
Morgan Stanley & Co.
  Inc.
  5.77%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds
  $125,020,035,
  Secured by
  $127,280,000 U.S.
  Treasury Notes,
  5.125%, due
  3/31/98)............            --                   --     125,000,000         125,000,000     125,000,000         125,000,000
Deutsche Bank
  Government
  Securities Inc.
  5.80%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds
  $100,016,111,
  Secured by
  $95,455,000 U.S.
  Treasury Notes,
  6.375%, due
  07/15/99)...........            --                   --     100,000,000         100,000,000     100,000,000         100,000,000
Donaldson Lufkin &
  Jenrette Securities
  Corp. 5.80%, due
  9/1/95, (Dated
  8/31/95; Proceeds
  $80,012,889, Secured
  by $81,726,000 U.S.
  Treasury Notes,
  5.50%- 5.875%, due
  07/31/97-08/15/98)..            --                   --      80,000,000          80,000,000      80,000,000          80,000,000
Morgan (J.P.)
  Securities Inc.
  5.80%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds
  $125,020,139,
  Secured by
  $121,526,000 U.S.
  Treasury Notes,
  6.75%- 6.875%, due
 03/31/00-04/30/00)...            --                   --     125,000,000         125,000,000     125,000,000         125,000,000

                       See notes to financial statements.

                     VISTA U.S. TREASURY MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                        TREASURY PLUS     TREASURY PLUS     U.S. TREASURY     U.S. TREASURY        COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
----------------------    ----------        ----------       ------------     --------------     ------------     --------------
Nomura Securities
  Int'l, Inc.
  5.80%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds
  $125,020,139,
  Secured by
  $125,165,000 U.S.
  Treasury Notes,
  6.00% - 6.375%, due
  07/15/99 -
  10/15/99)...........    $       --       $           --    $125,000,000     $   125,000,000    $125,000,000     $   125,000,000
Sanwa BGK Securities,
  Inc.
  5.80%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds
  $75,012,083, Secured
  by $73,489,000 U.S.
  Treasury Notes,
  6.625% - 6.875%, due
  03/31/97)...........            --                   --      75,000,000          75,000,000      75,000,000          75,000,000
Aubrey G. Lanston,
  5.85%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds $8,301,349,
  Secured by
  $8,301,000 U.S.
  Treasury Note,
  5.875%, due 3/31/99;
  Market Value
  $8,475,171).........     8,300,000            8,300,000              --                  --       8,300,000           8,300,000
Goldman Sachs & Co.
  5.85%, due 9/1/95,
  (Dated 8/31/95;
  Proceeds
  $80,013,000, Secured
  by $80,205,000 U.S.
  Treasury Notes,
  6.375%, due
  01/15/99)...........            --                   --      80,000,000          80,000,000      80,000,000          80,000,000
                                               ----------                      --------------                      --------------
Total Repurchase
  Agreements..........                         34,202,000                         710,000,000                         744,202,000
                                               ----------                      --------------                      --------------
TOTAL INVESTMENTS.....                     $   36,212,571                     $ 1,608,272,094                     $ 1,644,484,665
                                               ==========                      ==============                      ==============

                       See notes to financial statements.

                      VISTA US TREASURY MONEY MARKET FUND

                 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
                                    8/31/95
                                  (UNAUDITED)

                                                  VISTA           HANOVER
                                              TREASURY PLUS     US TREASURY       PRO FORMA       PRO FORMA
                                                   MMF              MMF          ADJUSTMENTS       COMBINED
                                              -------------    --------------    -----------    --------------
ASSETS:
  Investment securities, at value..........    $36,212,571     $1,608,272,094     $       0     $1,644,484,665
  Cash.....................................              4          7,324,903        15,782(6)       7,340,689
  Receivables
    Interest...............................         16,114          1,274,856             0          1,290,970
    Expense reimbursement from
      Distributor..........................         57,744                  0             0             57,744
  Prepaid insurance........................              0             28,830             0             28,830
  Unamortized organizational expenses......              0             15,782       (15,782)(6)              0
                                              -------------    --------------    -----------    --------------
         Total assets......................     36,286,433      1,616,916,465             0      1,653,202,898
                                              -------------    --------------    -----------    --------------
LIABILITIES:
  Dividends payable........................         14,291          6,986,401             0          7,000,692
  Other liabilities........................          1,206              6,872             0              8,078
  Accrued liabilities:
    Administration fee.....................              0             75,728             0             75,728
    Advisory fee...........................              0            172,662             0            172,662
    Custodian fees.........................         12,498            103,623             0            116,121
    Professional...........................              0             30,277             0             30,277
    Shareholder servicing fees.............              0            501,823             0            501,823
    Fund accounting........................              0             12,522             0             12,522
    Sub-administration fee.................              0             43,165             0             43,165
    Other..................................         50,959             62,140             0            113,099
                                              -------------    --------------    -----------    --------------
         Total liabilities.................         78,954          7,995,213             0          8,074,167
                                              -------------    --------------    -----------    --------------
NET ASSETS:
  Paid in capital..........................     36,207,479      1,608,955,594             0      1,645,163,073
  Accumulated undistributed net realized
    gain (loss) on investment
    transactions...........................              0            (34,342)            0            (34,342)
                                              -------------    --------------    -----------    --------------
      Net assets...........................    $36,207,479     $1,608,921,252     $       0     $1,645,128,731
                                              ============     ==============    ===========    ==============
  Net assets by class
    Vista..................................    $         0     $1,608,921,252     $       0     $1,608,921,252
                                              -------------    --------------    -----------    --------------
    Premier................................     18,572,280                  0             0         18,572,280
                                              -------------    --------------    -----------    --------------
    Institutional..........................     17,635,199                  0             0         17,635,199
                                              -------------    --------------    -----------    --------------
      Total combined net assets by class...    $36,207,479     $1,608,921,252     $       0     $1,645,128,731
                                              ============     ==============    ===========    ==============
  Shares of beneficial interest outstanding
    (no par value; unlimited number of
    shares authorized):
    Vista Shares...........................              0      1,608,955,594             0      1,608,955,594
                                              ============     ==============    ===========    ==============
    Premier Shares.........................     18,572,280                  0             0         18,572,280
                                              ============     ==============    ===========    ==============
    Institutional Shares...................     17,635,199                  0             0         17,635,199
                                              ============     ==============    ===========    ==============
  Net asset value, offering and redemption
    price per share, Vista, Premier and
    Institutional (net assets/shares
    outstanding)...........................          $1.00              $1.00         $0.00              $1.00
                                              ============     ==============    ===========    ==============
  Cost of Investments......................    $36,212,571     $1,608,272,094     $       0     $1,644,484,665
                                              ============     ==============    ===========    ==============

                       See notes to financial statements.

                      VISTA US TREASURY MONEY MARKET FUND

                       PRO FORMA STATEMENT OF OPERATIONS
                           FOR THE YEAR ENDED 8/31/95
                                  (UNAUDITED)

                                                      VISTA          HANOVER
                                                  TREASURY PLUS    US TREASURY     PRO FORMA      PRO FORMA
                                                       MMF             MMF        ADJUSTMENTS     COMBINED
                                                  -------------    -----------    -----------    -----------
INTEREST INCOME................................    $ 1,259,757     $75,014,272    $         0    $76,274,029
                                                  -------------    -----------    -----------    -----------
EXPENSES
  Distribution fees
    Vista Shares...............................              0               0      1,608,921(1)   1,608,921
    Premier Shares.............................              0               0              0              0
    Institutional Shares.......................              0               0              0              0
  Fund Servicing fees
    Vista Shares...............................              0               0              0              0
    Premier Shares.............................          2,971               0         (2,971)(2)           0
    Institutional Shares.......................              0               0              0              0
  Shareholder Servicing fees
    Vista Shares...............................              0       4,722,021        909,203(1)   5,631,224
    Premier Shares.............................          2,971               0            743(3)       3,714
    Institutional Shares.......................              0               0              0              0
  Administration fees..........................         11,331         590,588        213,873(1)     815,792
  Advisory fees................................         22,663       2,023,723       (414,802)(1)   1,631,584
  Sub-Administration fees......................         11,331         404,744        399,717(1)     815,792
  Professional fees............................          8,659          62,692         (8,659)(6)      62,692
  Custodian fees...............................         52,775         229,747        (74,116)(4)     208,406
  Printing and postage.........................          1,003          25,202              0         26,205
  Registration costs...........................         23,174         140,213              0        163,387
  Fund Accounting..............................              0          24,733        (24,733)(6)           0
  Insurance....................................              0          24,850              0         24,850
  Transfer agent fees
    Vista Shares...............................              0          51,046        904,958(5)     956,004
    Premier Shares.............................         18,524               0         11,603(5)      30,127
    Institutional Shares.......................         19,973               0          6,725(5)      26,698
  Trustee fees.................................          3,281          16,020         62,720(7)      82,021
  Amortization of organizational costs.........              0          19,768        (19,768)(6)           0
  Other........................................         43,680          50,090              0         93,770
                                                  -------------    -----------    -----------    -----------
         Total expenses........................        222,336       8,385,437      3,573,415     12,181,188
                                                  -------------    -----------    -----------    -----------
      Less amounts waived by the Administrator,
         Shareholder Servicing Agents, Adviser
         and Distributor.......................         51,267         474,021      1,888,094(8)   2,413,382
      Less expenses borne by Distributor.......         93,200               0        (93,200)(8)           0
                                                  -------------    -----------    -----------    -----------
      Net expenses.............................         77,869       7,911,416      1,778,521      9,767,806
                                                  -------------    -----------    -----------    -----------
         Net investment income.................      1,181,888      67,102,856     (1,778,521)    66,506,223
                                                  -------------    -----------    -----------    -----------
REALIZED AND UNREALIZED GAIN/(LOSS) ON
  INVESTMENTS
  Realized gain (loss) on investment
    transactions...............................          3,586           3,536              0          7,122
                                                  -------------    -----------    -----------    -----------
  Net increase in net assets from operations...    $ 1,185,474     $67,106,392    $(1,778,521)   $66,513,345
                                                  ============     ============   ============   ============

                       See notes to financial statements.

                    VISTA U.S. GOVERNMENT MONEY MARKET FUND

                            PORTFOLIO OF INVESTMENTS
                                AUGUST 31, 1995
                                  (UNAUDITED)

                                          VISTA          VISTA         HANOVER        HANOVER
                                        U.S. GOV'T     U.S. GOV'T     U.S. GOV'T     U.S. GOV'T      COMBINED       COMBINED
                ISSUER                  PRINCIPAL        VALUE        PRINCIPAL        VALUE        PRINCIPAL        VALUE
-------------------------------------- ------------  --------------  ------------  --------------  ------------  --------------
U.S. Government Agency and Agency
  Sponsored Obligations--
Federal Farm Credit Bank,
  5.875%, due 09/03/96................ $ 25,000,000  $   24,977,122  $    --       $     --        $ 25,000,000  $   24,977,122
  5.750%, due 08/01/96................   40,000,000      39,945,285    50,000,000      49,953,688    90,000,000      89,898,973
  5.750%, due 09/09/96................      --             --          13,685,000      13,660,009    13,685,000      13,660,009
                                                     --------------                --------------                --------------
                                                         64,922,407                    63,613,697                   114,876,095
                                                     --------------                --------------                --------------
Federal Farm Credit Bank, DN,
  6.050%, due 10/06/95................   15,000,000      14,911,771       --             --          15,000,000      14,911,771
                                                     --------------                --------------                --------------
Federal Home Loan Bank,
  5.750%, due 07/18/96................   25,000,000      25,000,000
  5.980%, due 07/08/96................      --             --          50,000,000      49,987,289    50,000,000      49,987,289
  5.970%, due 07/18/96................      --             --          50,000,000      50,000,000    50,000,000      50,000,000
  6.050%, due 08/22/96................      --             --          40,000,000      40,000,000    40,000,000      40,000,000
  6.100%, due 09/05/96................      --             --          30,000,000      30,000,000    30,000,000      30,000,000
                                                     --------------                --------------                --------------
                                                         25,000,000                   169,987,289                   169,987,289
                                                     --------------                --------------                --------------
Federal Home Loan Bank, FRDN,
  6.000%, due 09/01/95................    5,000,000       5,000,000       --             --           5,000,000       5,000,000
                                                     --------------                --------------                --------------
Federal Home Loan Bank, DN,
  5.670%, due 09/01/95................  100,000,000     100,000,000       --             --         100,000,000     100,000,000
  5.700%, due 09/01/95................  125,000,000     125,000,000       --             --         125,000,000     125,000,000
                                                     --------------                --------------                --------------
                                                        225,000,000                      --                         225,000,000
                                                     --------------                --------------                --------------
Federal Home Loan Mortgage Corp. DN
  due 09/12/95........................      --             --          32,458,000      32,401,171    32,458,000      32,401,171
  due 09/20/95........................      --             --         200,000,000     199,401,500   200,000,000     199,401,500
  due 09/21/95........................      --             --          48,525,000      48,371,338    48,525,000      48,371,338
  due 09/25/95........................      --             --          81,775,000      81,462,619    81,775,000      81,462,619
                                                     --------------                --------------                --------------
                                                           --                         361,636,628                   361,636,628
                                                     --------------                --------------                --------------
Federal National Mortgage Association
  ("FNMA"),
  6.270%, due 04/03/96................   10,000,000      10,004,763       --             --          10,000,000      10,004,763
  5.580%, due 09/06/95................   25,000,000      25,000,000       --             --          25,000,000      25,000,000
                                                     --------------                --------------                --------------
                                                         35,004,763                      --                          35,004,763
                                                     --------------                --------------                --------------
Federal National Mortgage Association
  ("FNMA"), DN,
  5.980%, due 10/03/95................   10,000,000       9,946,844       --             --          10,000,000       9,946,844
  5.900%, due 11/13/95................   25,000,000      24,700,903       --             --          25,000,000      24,700,903
  5.660%, due 09/01/95................   35,000,000      35,000,000       --             --          35,000,000      35,000,000
  5.800%, due 10/13/95................   15,025,000      14,923,331       --             --          15,025,000      14,923,331
  6.080%, due 01/19/96................   10,000,000       9,763,556       --             --          10,000,000       9,763,556
  5.910%, due 09/11/95................   25,000,000      24,958,958       --             --          25,000,000      24,958,958
  5.670%, due 09/08/95................   78,735,000      78,648,195       --             --          78,735,000      78,648,195
  5.895%, due 10/20/95................   25,000,000      24,799,406       --             --          25,000,000      24,799,406
  5.950%, due 11/03/95................   15,000,000      14,843,813       --             --          15,000,000      14,843,813
  5.670%, due 09/05/95................   60,000,000      59,962,200       --             --          60,000,000      59,962,200
  due 09/01/95........................      --             --          60,000,000      60,000,000    60,000,000      60,000,000
  due 09/14/95........................      --             --         100,000,000      99,794,528   100,000,000      99,794,528
  due 09/18/95........................      --             --         150,000,000     149,596,958   150,000,000     149,596,958
                                                     --------------                --------------                --------------
                                                        297,547,206                   309,391,486                   606,938,692
                                                     --------------                --------------                --------------
Fidelity Federal Bank (Backed by
  Irrevocable LOC by FHLB), DN,
  5.880%, due 11/13/95................   15,000,000      14,821,150       --             --          15,000,000      14,821,150
  5.440%, due 07/12/96................    5,000,000       4,762,000       --             --           5,000,000       4,762,000
  6.030%, due 10/05/95................   10,000,000       9,943,050       --             --          10,000,000       9,943,050
  5.980%, due 07/08/96................   10,000,000       9,998,390       --             --          10,000,000       9,998,390
                                                     --------------                --------------                --------------
                                                         39,524,590                      --                          39,524,590
                                                     --------------                --------------                --------------
Student Loan Marketing Association,
  FRDN,
  5.690%, due 09/06/95................   25,000,000      24,991,942       --             --          25,000,000      24,991,942

                       See notes to financial statements.

                    VISTA U.S. GOVERNMENT MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                          VISTA          VISTA         HANOVER        HANOVER
                                        U.S. GOV'T     U.S. GOV'T     U.S. GOV'T     U.S. GOV'T      COMBINED       COMBINED
                ISSUER                  PRINCIPAL        VALUE        PRINCIPAL        VALUE        PRINCIPAL        VALUE
-------------------------------------- ------------  --------------  ------------  --------------  ------------  --------------
  5.710%, due 09/06/95................ $ 15,000,000  $   15,002,231  $    --       $     --        $ 15,000,000  $   15,002,231
  5.720%, due 09/06/95................   25,000,000      25,000,000       --             --          25,000,000      25,000,000
  5.670%, due 09/06/95................   25,000,000      25,000,236       --             --          25,000,000      25,000,236
  5.710%, due 09/06/95................   24,000,000      24,004,127       --             --          24,000,000      24,004,127
  5.710%, due 09/06/95................   25,000,000      25,000,000       --             --          25,000,000      25,000,000
  5.720%, due 09/06/95................   25,000,000      25,000,000       --             --          25,000,000      25,000,000
  5.700%, due 09/05/95................      --             --          50,000,000      50,000,000    50,000,000      50,000,000
  5.710%, due 09/05/95................      --             --          77,000,000      76,992,529    77,000,000      76,992,529
  5.850%, due 09/05/95................      --             --          45,000,000      45,129,916    45,000,000      45,129,916
                                                     --------------                --------------                --------------
                                                        163,998,536                   172,122,445                   336,120,981
                                                     --------------                --------------                --------------
Total U.S. Government Agency and
  Sponsored Agency Obligations........                  870,909,273                 1,076,751,545                 1,947,660,818
                                                     --------------                --------------                --------------
Repurchase Agreements--
Bear Stearns,
  Dated 8/28/95; Proceeds
  $150,337,167, 5.780%, due 09/11/95
  Secured by FNMA REMICS; $17,702,185
  at 6.00%, due 8/25/20; $26,400,000
  at 7.00%, due 4/25/23; $46,612,756
  at 6.50%, due 4/25/08; $15,940,429
  at 6.50%, due 3/25/23; $19,718,294
  at 7.00% due 9/25/22; $4,370,000 at
  6.25%, due 1/15/20; and $30,000,000
  at 7.00%, due 12/15/07; Market Value
  $153,206,831........................  150,000,000     150,000,000       --             --         150,000,000     150,000,000
CS First Boston,
  Dated 8/29/95; Proceeds
  $150,168,583, 5.780%, due 09/05/95
  Secured by FNMA REMICS; $22,710,000
  at 7.269%, due 2/25/22; $23,803,246
  at 6.769%, due 10/25/20; 38,995,767
  at 6.00%, due 4/25/21; and FHLMC
  REMICS; $23,283,752 at 6.5%, due
  1/15/24; $25,574,641 at 5.50%, due
  11/15/08; Market Value
  $153,622,741........................  150,000,000     150,000,000       --             --         150,000,000     150,000,000
Donaldson, Lufkin & Jenrette
  Securities Corp.
  Dated 8/31/95, Proceeds $150,024,167
  5.800%, due 09/01/95 Secured by:
  $50,000,000 U.S. Treasury Bill,
  11/09/95 $99,915,000 U.S. Treasury
  Notes, 7.125%-7.625%, due
  5/31/96-2/15/23.....................      --             --         150,000,000     150,000,000   150,000,000     150,000,000
Fuji Securities Inc.
  Dated 08/31/95, Proceeds
  $100,016,111 5.800%, due 09/01/95
  Secured by:
  $99,720,000 U.S. Treasury Notes,
  4.375%-6.75%, due
  9/30/96-10/31/98....................      --             --         100,000,000     100,000,000   100,000,000     100,000,000
Morgan (J.P.) Securities Inc.
  Dated 08/31/95, Proceeds
  $150,024,167 5.800%, due 09/01/95
  Secured by:
  $135,378,000 U.S. Treasury Notes,
  7.875%-8.125%, due
  08/15/19-02/15/21...................      --             --         150,000,000     150,000,000   150,000,000     150,000,000
Nikko Securities,
  Dated 8/31/95; Proceeds
  $150,024,000, 5.760%, due 09/05/95
  Secured by FNMA REMICS totaling
  $114,307,902 at 7.00%, due 8/1/25;
  FHLMC Pool; $29,266,162 at 6.668%,
  due 12/1/23; PC Gold Pool;
  $11,776,288 at 8.5%, due 1/1/25;
  Market Value $153,403,069...........  150,000,000     150,000,000       --             --         150,000,000     150,000,000

                       See notes to financial statements.

                    VISTA U.S. GOVERNMENT MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                          VISTA          VISTA         HANOVER        HANOVER
                                        U.S. GOV'T     U.S. GOV'T     U.S. GOV'T     U.S. GOV'T      COMBINED       COMBINED
                ISSUER                  PRINCIPAL        VALUE        PRINCIPAL        VALUE        PRINCIPAL        VALUE
-------------------------------------- ------------  --------------  ------------  --------------  ------------  --------------
Prudential-Bache Securitites,
  Dated 8/30/95; Proceeds
  $150,168,292, 5.770%, due 09/06/95
  Secured by FNMA REMIC; 5.77%, due
  9/6/95, $20,000,000 at 5.00%, due
  3/25/12, FNMA ARM Pool: $25,578,040
  at 6.391%, due 4/1/34 and by FHLMC
  REMICS; $21,617,020 at 6.368%, due
  11/15/08; $19,000,000 at 9.30%, due
  8/15/20; $25,000,000 at 6.50% due
  9/15/23; $28,000,000 at 7.00%, due
  1/15/07, and FHLMC ARM Pool;
  $15,317,792 at 8.115%, due 7/1/23;
  Market Value $153,025,974).......... $150,000,000  $  150,000,000  $    --       $     --        $150,000,000  $  150,000,000
Sanwa Bank,
  Dated 8/31/95; Proceeds
  $110,610,101, 5.730%, due 09/07/95
  Secured by U.S. Treasury Notes;
  $25,000,000 at 7.875%, due 8/15/01;
  $47,444,000 at 7.125%, due 2/15/23;
  $25,377,000 at 6.250%, due 8/31/96;
  $9,384,000 at 7.875%, due 2/15/21;
  Market Value $113,648,880)..........  110,487,000     110,487,000       --             --         110,487,000     110,487,000
                                                     --------------                --------------                --------------
TOTAL REPURCHASE AGREEMENTS...........                  710,487,000                   400,000,000                 1,110,487,000
                                                     --------------                --------------                --------------
TOTAL INVESTMENTS.....................               $1,581,396,273                $1,476,751,545                $3,058,147,818
                                                      =============                 =============                 =============

DN     = Discount Note
GNMA  = Government National Mortgage Association
FHLMC = Federal Home Loan Mortgage Corp.
REMIC  = Real Estate Mortgage Investment Conduit
LOC    = Letter of Credit
FRDN = Floating Rate Demand Notes: The maturity date shown is the next interest reset date; the rate shown is the rate in effect at August 31, 1995.

                       See notes to financial statements.

                     VISTA US GOVERNMENT MONEY MARKET FUND

                 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
                                    8/31/95
                                  (UNAUDITED)

                                                   VISTA       HANOVER GOV'T     PRO FORMA       PRO FORMA
                                               US GOV'T MMF         MMF         ADJUSTMENTS      COMBINED
                                               -------------   -------------    -----------    -------------
ASSETS:
    Investment securities, at value..........  $1,581,396,273  $1,476,751,545     $     0      $3,058,147,818
    Cash.....................................              0       9,553,675       32,502(6)       9,586,177
    Receivables
         Investment securities sold..........              0      25,001,953            0         25,001,953
         Interest............................      2,613,140       2,398,192            0          5,011,332
         Shares of beneficial interest
           sold..............................        276,241               0            0            276,241
         Other receivables...................      5,000,000               0            0          5,000,000
    Unamortized organizational expenses......              0          32,502      (32,502)(6)              0
                                               -------------   -------------    -----------    -------------
             Total assets....................  1,589,285,654   1,513,737,867            0      3,103,023,521
                                               -------------   -------------    -----------    -------------
LIABILITIES:
    Payable for investment securities
      purchased..............................              0      55,000,000            0         55,000,000
    Payable for shares of beneficial interest
      redeemed...............................      9,753,167          10,546            0          9,763,713
    Payable to Custodian.....................      4,999,300               0            0          4,999,300
    Dividends payable........................      2,507,366       6,553,266            0          9,060,632
    Accrued liabilities:
         Administration fee..................         67,786         106,580            0            174,366
         Advisory fee........................        134,111         152,092            0            286,203
         Custodian fees......................         79,066          38,311            0            117,377
         Distribution fee....................         94,127         (10,068)           0             84,059
         Fund servicing fees.................         61,603               0            0             61,603
         Shareholder servicing fees..........        138,367         443,602            0            581,969
         Sub-administration fee..............         67,786               0            0             67,786
         Other...............................        354,939          75,653            0            430,592
                                               -------------   -------------    -----------    -------------
             Total liabilities...............     18,257,618      62,369,982            0         80,627,600
                                               -------------   -------------    -----------    -------------
NET ASSETS
    Paid in capital..........................  1,571,026,583   1,451,720,872            0      3,022,747,455
    Accumulated undistributed net realized
      gain (loss) on investment
      transactions...........................          1,453        (352,987)           0           (351,534)
                                               -------------   -------------    -----------    -------------
             Net assets......................  $1,571,028,036  $1,451,367,885           0      $3,022,395,921
                                               ==============  ==============   ===========    ==============
    Net assets by class
         Vista...............................  $ 341,335,948   $1,451,367,885           0      $1,792,703,833
                                               -------------   -------------    -----------    -------------
         Premier.............................    763,609,176               0            0        763,609,176
                                               -------------   -------------    -----------    -------------
         Institutional.......................    466,082,912               0            0        466,082,912
                                               -------------   -------------    -----------    -------------
             Total combined net assets by
               class.........................  $1,571,028,036  $1,451,367,885           0      $3,022,395,921
                                               ==============  ==============   ===========    ==============
    Shares of beneficial interest outstanding
      (no par value; unlimited number of
      shares authorized):
         Vista Shares........................    341,335,448   1,451,720,872            0      1,793,056,320
                                               ==============  ==============   ===========    ==============
         Premier Shares......................    763,608,676               0            0        763,608,676
                                               ==============  ==============   ===========    ==============
         Institutional Shares................    466,082,459               0            0        466,082,459
                                               ==============  ==============   ===========    ==============
    Net asset value, offering and redemption
      price per share, Vista, Premier and
      Institutional (net assets/shares
      outstanding)...........................  $        1.00   $        1.00            0      $        1.00
                                               ==============  ==============   ===========    ==============
    Cost of Investments......................  $1,581,396,273  $1,473,003,982           0      $3,054,400,255
                                               ==============  ==============   ===========    ==============

                       See notes to financial statements.

                     VISTA US GOVERNMENT MONEY MARKET FUND

                       PRO FORMA STATEMENT OF OPERATIONS
                           FOR THE YEAR ENDED 8/31/95
                                  (UNAUDITED)

                                             VISTA          HANOVER       PRO FORMA           PRO FORMA
                                          US GOV'T MMF     GOV'T MMF     ADJUSTMENTS           COMBINED
                                          ------------    -----------    -----------         ------------
INTEREST INCOME........................   $83,335,925     $71,718,948    $         0         $155,054,873
                                          ------------    -----------    -----------         ------------
EXPENSES
    Distribution fees
         Vista Shares..................       326,670               0      1,451,368(1)         1,778,038
         Premier Shares................       684,952               0              0              684,952
         Institutional Shares..........             0               0              0                    0
    Fund Servicing fees
         Vista Shares..................       326,670          25,382       (352,052)(1),(2)            0
         Premier Shares................       684,952               0       (684,952)(2)                0
         Institutional Shares..........             0               0              0                    0
    Shareholder Servicing fees
         Vista Shares..................       816,674       4,512,358        894,099(1),(3)     6,223,131
         Premier Shares................       684,952               0        171,238(3)           856,190
         Institutional Shares..........             0               0              0                    0
    Administration fees................       720,093         565,952        159,732(1)         1,445,777
    Advisory fees......................     1,440,186       1,933,868       (482,500)(1)        2,891,554
    Sub-Administration fees............       720,093         386,773        338,911(1)         1,445,777
    Professional fees..................       105,210          61,935        (61,935)(6)          105,210
    Custodian fees.....................       407,465          71,465       (154,907)(4)          324,023
    Printing and postage...............        25,389          23,731              0               49,120
    Registration costs.................       150,863         208,301              0              359,164
    Insurance..........................             0          20,579              0               20,579
    Transfer agent fees
         Vista Shares..................       294,003          64,242        143,767(5)           502,012
         Premier Shares................       190,562               0        110,354(5)           300,916
         Institutional Shares..........        89,603               0         26,675(5)           116,278
    Trustee fees.......................        81,167          16,000         53,521(7)           150,688
    Amortization of organizational
       costs...........................             0           6,485         (6,485)(6)                0
    Other..............................        94,016          19,463              0              113,479
                                          ------------    -----------    -----------         ------------
              Total expenses...........     7,843,520       7,916,534      1,606,834           17,366,888
                                          ------------    -----------    -----------         ------------
         Less amounts waived by the
           Administrator, Shareholder
           Servicing Agents, Adviser
           and Distributor.............      (259,057 )      (386,773)    (1,963,580)(8)       (2,609,410)
         Less expenses borne by
           Distributor.................       (34,709 )             0         34,709(8)                 0
                                          ------------    -----------    -----------         ------------
         Net expenses..................     7,549,754       7,529,761       (322,037)          14,757,478
                                          ------------    -----------    -----------         ------------
              Net investment income....    75,786,171      64,189,187        322,037          140,297,395
                                          ------------    -----------    -----------         ------------
REALIZED AND UNREALIZED GAIN/ (LOSS) ON
  INVESTMENTS
    Realized gain (loss) on investment
       transactions....................         1,453        (249,790)             0             (248,337)
                                          ------------    -----------    -----------         ------------
    Net increase in net assets from
       operations......................   $75,787,624     $63,939,397    $   322,037         $140,049,058
                                          =============   ============   ============        =============

                       See notes to financial statements.

                    VISTA CASH MANAGEMENT MONEY MARKET FUND

                            PORTFOLIO OF INVESTMENTS
                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                            GLOBAL            GLOBAL          CASH MGMT.        CASH MGMT.         COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Corporate Bonds &
  Notes--
Ciesco Limited
  Partnership 6.62%,
  due 02/26/96........   $         --      $           --    $ 10,000,000     $     9,998,088    $ 10,000,000     $     9,998,088
FCC National Bank Note
  6.51%, due
  05/02/96............             --                  --      10,000,000          10,005,144      10,000,000          10,005,144
First National Bank of
  Baltimore, Maryland,
  6.063%, due
  09/27/95............      5,000,000           5,000,000              --                  --       5,000,000           5,000,000
Ford Motor Credit
  Corp.,
  8.875%, due
  03/15/96............      3,325,000           3,374,485              --                  --       3,325,000           3,374,485
General Electric
  Capital Corp. 7.85%,
  due 07/18/96........             --                  --      13,000,000          13,193,884      13,000,000          13,193,884
Household Finance
  Corp.,
  9.000%, due
  09/01/95............      1,000,000           1,000,000              --                  --       1,000,000           1,000,000
Huntington National
  Bank 5.80%, due
  11/27/95............             --                  --      13,000,000          13,004,108      13,000,000          13,004,108
International Lease
  Finance Corp.,
  4.875%, due
  09/15/95............     14,500,000          14,495,034              --                  --      14,500,000          14,495,034
  7.800%, due
    09/18/95..........      1,000,000           1,000,771              --                  --       1,000,000           1,000,771
J.P. Morgan & Co.,
  Inc. Delaware 5.75%,
  due 08/07/96........             --                  --       2,000,000           1,999,115       2,000,000           1,999,115
Morgan Guaranty Trust
  Co. 6.05%, due
  08/21/96............             --                  --      10,000,000          10,000,000      10,000,000          10,000,000
Paccar Financial
  Corp.,
  4.770%, due
  10/10/95............      1,000,000             998,708              --                  --       1,000,000             998,708
Philip Morris Co.,
  9.400%, due
  10/01/95............      3,385,000           3,393,845              --                  --       3,385,000           3,393,845
Society National Bank,
  6.000%, due
  04/25/96............      2,000,000           1,999,548              --                  --       2,000,000           1,999,548
Toyota Motor Credit
  Corp.,
  5.800%, due
  08/16/96............     12,000,000          11,989,470              --                  --      12,000,000          11,989,470
  6.740%, due
    03/18/96..........             --                  --      25,000,000          25,018,440      25,000,000          25,018,440
U.S. Leasing
  International, Inc.,
  8.750%, due
  05/01/96............     10,765,000          10,948,943              --                  --      10,765,000          10,948,943
WMX Technologies
  Family Waste
  Management Co.
  4.875%, due
  06/15/96............             --                  --      10,000,000           9,914,132      10,000,000           9,914,132
                                              -----------                      --------------                      --------------
Total Corporate Bonds
  & Notes.............                         54,200,804                          93,132,911                         147,333,715
                                              -----------                      --------------                      --------------
Commercial Paper --
AAA Funding Corp,#
  5.780%, due
  09/15/95............     18,000,000          17,959,540              --                  --      18,000,000          17,959,540
  5.780%, due
    09/20/95..........     12,296,000          12,258,490              --                  --      12,296,000          12,258,490
  5.750%, due
    10/13/95..........      9,297,000           9,234,633              --                  --       9,297,000           9,234,633
Abbott Laboratories
  5.820%, due
  09/06/95............             --                  --      15,000,000          14,988,083      15,000,000          14,988,083
Aes Shady Point
  Energy, Inc.,
  5.800%, due
  09/18/95............     15,000,000          14,958,917              --                  --      15,000,000          14,958,917
  5.850%, due
    09/25/95..........     20,000,000          19,922,000              --                  --      20,000,000          19,922,000
American Express
  Credit Corp.:
  6.380%, due
  09/11/95............             --                  --       8,000,000           7,986,445       8,000,000           7,986,445
  6.110%, due
    09/14/95..........             --                  --      19,000,000          18,959,451      19,000,000          18,959,451
American Telephone &
  Telegraph Co.:
  6.010%, due
  09/14/95............             --                  --      17,000,000          16,964,149      17,000,000          16,964,149
  due 10/05/95........             --                  --      14,000,000          13,925,691      14,000,000          13,925,691
Anheuser-Busch Cos.,
  Inc.
  6.110%, due
  09/01/95............             --                  --      14,500,000          14,500,000      14,500,000          14,500,000
Associates Corp. North
  America
  5.860%, due
  09/05/95............             --                  --      20,000,000          19,987,334      20,000,000          19,987,334
Broadway Capital,#
  5.760%, due
  09/11/95............     10,000,000           9,984,000              --                  --      10,000,000           9,984,000
  5.750%, due
    11/22/95..........      5,000,000           4,934,514              --                  --       5,000,000           4,934,514
Cargill, Inc.
  5.790%, due
  10/17/95............             --                  --      20,000,000          19,855,356      20,000,000          19,855,356
  5.800%, due
    11/03/95..........             --                  --      10,000,000           9,901,300      10,000,000           9,901,300

                       See notes to financial statements.

                    VISTA CASH MANAGEMENT MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                            GLOBAL            GLOBAL          CASH MGMT.        CASH MGMT.         COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Caterpillar, Inc.
  5.890%, due
  09/11/95............   $         --      $           --    $  3,000,000     $     2,995,192    $  3,000,000     $     2,995,192
Cemex,
  5.770%, due
  09/11/95............     10,000,000           9,983,972              --                  --      10,000,000           9,983,972
Ciesco Limited
  Partnership
  5.790%, due
  09/14/95............             --                  --      13,000,000          12,973,476      13,000,000          12,973,476
  5.790%, due
    09/15/95..........             --                  --      24,000,000          23,947,267      24,000,000          23,947,267
  5.850%, due
    02/26/96..........             --                  --       5,000,000           4,861,308       5,000,000           4,861,308
COFCO Capital Corp.,
  5.690%, due
  10/10/95............     10,000,000           9,938,358              --                  --      10,000,000           9,938,358
Cogentrix Richmond
  Inc.,
  5.780%, due
  09/19/95............     19,000,000          18,945,090              --                  --      19,000,000          18,945,090
Commerzbank A.G.
  5.820%, due
  11/22/95............             --                  --      12,900,000          12,733,690      12,900,000          12,733,690
Consolidated Natural
  Gas Co.
  5.810%, due
  09/20/95............             --                  --       8,100,000           8,075,633       8,100,000           8,075,633
Crown Leasing,#
  5.800%, due
  09/18/95............      4,000,000           3,989,044              --                  --       4,000,000           3,989,044
Daimier-Benz North
  America Corp.
  5.870%, due
  09/01/95............             --                  --       6,250,000           6,250,000       6,250,000           6,250,000
  5.880%, due
    03/15/96..........             --                  --       5,000,000           4,847,556       5,000,000           4,847,556
duPont (EI) de Nemours
  & Co.
  6.450%, due
  01/03/96............             --                  --      18,000,000          17,623,040      18,000,000          17,623,040
Enterprise Funding
  Capital Corp.,#
  5.800%, due
  09/13/95............     14,197,000          14,169,552              --                  --      14,197,000          14,169,552
Ford Motor Credit Co.
  6.490%, due
  09/06/95............             --                  --      15,000,000          14,987,083      15,000,000          14,987,083
  6.450%, due
    09/11/95..........             --                  --      14,000,000          13,976,045      14,000,000          13,976,045
  5.740%, due
    01/12/96..........             --                  --      10,000,000           9,797,914      10,000,000           9,797,914
General Electric
  Capital Corp.
  6.300%, due
  10/30/95............             --                  --       9,000,000           8,911,058       9,000,000           8,911,058
  5.760%, due
    11/06/95..........             --                  --      10,000,000           9,898,250      10,000,000           9,898,250
General Electric Co.
  5.800%, due
  09/15/95............             --                  --      18,500,000          18,458,992      18,500,000          18,458,992
Heller International
  Corp.,#
  5.830%, due
  09/01/95............      5,000,000           5,000,000              --                  --       5,000,000           5,000,000
  5.770%, due
    09/06/95..........     10,000,000           9,991,986              --                  --      10,000,000           9,991,986
Hosokawa Micron Corp.,
  Intl. Inc.,
  5.800%, due
  09/11/95............     25,967,000          25,925,164              --                  --      25,967,000          25,925,164
Hunt Resources, Inc.,
  5.780%, due
  09/08/95............      2,150,000           2,147,584              --                  --       2,150,000           2,147,584
  5.750%, due
    09/27/95..........      6,300,000           6,273,838              --                  --       6,300,000           6,273,838
International Lease
  Finance Corp.
  5.790%, due
  10/12/95............             --                  --      24,000,000          23,846,113      24,000,000          23,846,113
  5.800%, due
    10/25/95..........             --                  --      15,000,000          14,873,100      15,000,000          14,873,100
  5.860%, due
    11/20/95..........             --                  --      14,000,000          13,822,667      14,000,000          13,822,667
  5.820%, due
    11/21/95..........             --                  --       3,250,000           3,208,538       3,250,000           3,208,538
  5.790%, due
    02/01/96..........             --                  --       4,250,000           4,150,657       4,250,000           4,150,657
J.C. Penney Funding
  Corp.
  5.850%, due
  10/13/95............             --                  --      29,000,000          28,806,473      29,000,000          28,806,473
Jeld-Wen, Inc.
  5.800%, due
  09/08/95............      5,250,000           5,244,079              --                  --       5,250,000           5,244,079
Konica Financial
  U.S.A. Corp.,#
  5.850%, due
  09/15/95............      3,000,000           2,993,175              --                  --       3,000,000           2,993,175
Lilly, Eli & Co.
  6.410%, due
  09/18/95............             --                  --      32,000,000          31,907,520      32,000,000          31,907,520
Met Life Funding Corp.
  5.890%, due
  09/11/95............             --                  --      45,003,000          44,931,495      45,003,000          44,931,495
  5.790%, due
    11/07/95..........             --                  --      15,000,000          14,842,271      15,000,000          14,842,271
Mitsubishi Motors
  Credit Acceptance,
  5.700%, due
  10/05/95............      5,000,000           4,973,083              --                  --       5,000,000           4,973,083
National Rural
  Utilities
  Cooperative Finance
  Corp.
  5.850%, due
  10/13/95............             --                  --      60,000,000          59,599,250      60,000,000          59,599,250

                       See notes to financial statements.

                    VISTA CASH MANAGEMENT MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                            GLOBAL            GLOBAL          CASH MGMT.        CASH MGMT.         COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Omnicom Financial
  Inc.,
  5.750%, due
  09/22/95............   $  6,000,000      $    5,979,875    $         --     $            --    $  6,000,000     $     5,979,875
  5.750%, due
    09/28/95..........      5,000,000           4,978,438              --                  --       5,000,000           4,978,438
Orix America Inc.,#
  5.790%, due
  10/05/95............      4,000,000           3,978,127              --                  --       4,000,000           3,978,127
  5.790%, due
    10/10/95..........      4,000,000           3,974,910              --                  --       4,000,000           3,974,910
  5.800%, due
    10/12/95..........      2,000,000           1,986,789              --                  --       2,000,000           1,986,789
  5.790%, due
    10/16/95..........      1,000,000             992,763              --                  --       1,000,000             992,763
  5.800%, due
    11/01/95..........      2,000,000           1,980,344              --                  --       2,000,000           1,980,344
  5.750%, due
    11/06/95..........     12,000,000          11,873,500              --                  --      12,000,000          11,873,500
  5.800%, due
    11/10/95..........      2,000,000           1,977,445              --                  --       2,000,000           1,977,445
  5.800%, due
    11/15/95..........      7,000,000           6,915,417              --                  --       7,000,000           6,915,417
PepsiCo, Inc.
  5.810%, due
  10/05/95............             --                  --       2,250,000           2,237,888       2,250,000           2,237,888
  5.740%, due
    01/22/96..........             --                  --      10,000,000           9,781,528      10,000,000           9,781,528
Petroleo Brasileiro,
  5.750%, due
  02/05/96............     10,000,000           9,749,236              --                  --      10,000,000           9,749,236
PGA Tours Investments
  Financial Income,#
  5.800%, due
  09/14/95............     20,500,000          20,457,064              --                  --      20,500,000          20,457,064
PHH Corp.
  5.830%, due
  09/25/95............             --                  --      20,000,000          19,911,022      20,000,000          19,911,022
Prudential Funding
  Corp.
  5.830%, due
  10/05/95............             --                  --       7,000,000           6,962,713       7,000,000           6,962,713
Republic National Bank
  New York
  5.780%, due 01/25/96             --                  --       5,000,000           4,887,864       5,000,000           4,887,864
Republic New York
  Corp.
  5.780%, due
  10/13/95............             --                  --      50,000,000          49,672,167      50,000,000          49,672,167
RTZ Corp. PLC
  5.820%, due
  09/05/95............             --                  --      43,300,000          43,272,480      43,300,000          43,272,480
Sinochem American
  Holdings
  5.780%, due
  09/14/95............      4,000,000           3,991,651              --                  --       4,000,000           3,991,651
  5.760%, due
    10/20/95..........      9,000,000           8,929,440              --                  --       9,000,000           8,929,440
  5.750%, due
    10/26/95..........      5,000,000           4,956,076              --                  --       5,000,000           4,956,076
Societe Generale
  5.860%, due
  10/02/95............             --                  --      20,000,000          19,825,222      20,000,000          19,825,222
Somerset Railroad
  Corp.
  5.800%, due
  10/26/95............     13,800,000          13,742,193              --                  --      13,800,000          13,742,193
75 State Street
  Capital Corp.
  5.750%, due
  10/03/95............     10,000,000           9,948,889              --                  --      10,000,000           9,948,889
Toronto Dominion Bank
  6.410%, due
  09/18/95............             --                  --      25,000,000          24,927,631      25,000,000          24,927,631
Toyota Motor Credit
  Corp.
  5.850%, due
  09/18/95............             --                  --       5,000,000           4,986,497       5,000,000           4,986,497
  5.810%, due
    09/21/95..........             --                  --       8,650,000           8,622,608       8,650,000           8,622,608
Transamerica Finance
  Corp.
  6.480%, due
  01/12/96............             --                  --      12,000,000          11,729,566      12,000,000          11,729,566
USAA Capital Corp.
  5.780%, due
  10/16/95............             --                  --      10,000,000           9,929,750      10,000,000           9,929,750
U.S. Leasing
  International Corp.
  5.850%, due
  09/25/95............             --                  --      45,000,000          44,828,100      45,000,000          44,828,100
U.S. West
  Communications, Inc.
  5.990%, due
  09/06/95............             --                  --      11,300,000          11,290,866      11,300,000          11,290,866
  6.010%, due
    09/13/95..........             --                  --      18,000,000          17,964,909      18,000,000          17,964,909
  5.810%, due
    09/27/95..........             --                  --      15,000,000          14,938,575      15,000,000          14,938,575
                                              -----------                      --------------                      --------------
Total Commertial
  Paper...............                        325,239,176                         853,161,783                       1,178,400,959
                                              -----------                      --------------                      --------------
Floating Rate Notes --
US Government and
  Agencies
Federal Home Loan
  Bank,
  4.760%, due
  09/06/95............     37,000,000          37,000,000              --                  --      37,000,000          37,000,000
Federal Home Loan
  Mortgage Corp.,
  6.840%, due
  09/06/95............     16,000,000          16,000,000              --                  --      16,000,000          16,000,000
  5.960%, due
    02/28/96..........             --                  --      12,000,000          12,054,486      12,000,000          12,054,486

                       See notes to financial statements.

                    VISTA CASH MANAGEMENT MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                            GLOBAL            GLOBAL          CASH MGMT.        CASH MGMT.         COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Federal National
  Mortgage Assoc.,
  4.950%, due
  09/01/95............   $ 10,000,000      $    9,990,575    $         --     $            --    $ 10,000,000     $     9,990,575
  4.950%, due
    09/01/95..........     10,000,000          10,001,875              --                  --      10,000,000          10,001,875
  5.740%, due
    09/28/95..........             --                  --      20,000,000          19,913,300      20,000,000          19,913,300
Student Loan Marketing
  Association,
  5.600%, due
  09/06/95............     10,525,000          10,525,000              --                  --      10,525,000          10,525,000
  5.710%, due
    09/06/95..........     40,700,000          40,711,810              --                  --      40,700,000          40,711,810
  5.710%, due
    09/06/95..........     18,500,000          18,504,000              --                  --      18,500,000          18,504,000
  5.720%, due
    09/06/95..........     49,000,000          49,000,000              --                  --      49,000,000          49,000,000
  5.650%, due
    09/06/95..........     10,000,000           9,999,824              --                  --      10,000,000           9,999,824
  5.710%, due
    09/06/95..........      4,675,000           4,675,000              --                  --       4,675,000           4,675,000
                                              -----------                      --------------                      --------------
Total US Government
  and Agencies........                        206,408,084                          31,967,786                         238,375,870
                                              -----------                      --------------                      --------------
State and Municipal --
Illinois Student
  Assistance
  Commission, Student
  Loan
  5.940%, due
  09/06/95............      9,100,000           9,100,000              --                  --       9,100,000           9,100,000
New Orleans Louisiana,
  Aviation Board,
  Rev., Ser. A
  6.020%, due
  09/06/95............      3,885,000           3,885,000              --                  --       3,885,000           3,885,000
Richmond County Ga.
  Dev. Auth. IDR,
  Monsanto Co.
  6.270%, due
  06/01/96............             --                  --       5,000,000           5,000,000       5,000,000           5,000,000
                                              -----------                      --------------                      --------------
Total State and
  Municipal...........                         12,985,000                           5,000,000                          17,985,000
                                              -----------                      --------------                      --------------
Corporate and
  Other --
AT&T Capital Corp.,
  5.820%, due
  09/01/95............             --                  --      13,000,000          13,000,000      13,000,000          13,000,000
Avco Financial
  Services, Inc.
  6.030%, due
  09/01/95............     45,000,000          44,994,573              --                  --      45,000,000          44,994,573
Beta Finance Corp.,#
  5.520%, due
  09/06/95............     10,000,000           9,999,880              --                  --      10,000,000           9,999,880
CIT Group Holdings,
  6.200%, due
  09/01/95............     45,000,000          44,994,225              --                  --      45,000,000          44,994,225
Comerica Bank,
  5.600%, due
  09/06/95............     25,000,000          24,995,937              --                  --      25,000,000          24,995,937
  5.610%, due
    09/06/95..........     25,000,000          24,993,326              --                  --      25,000,000          24,993,326
CS First Boston, Inc.
  6.060%, due
  09/01/95............     45,000,000          45,000,000              --                  --      45,000,000          45,000,000
FCC National Bank,
  6.100%, due
  09/01/95............     35,000,000          35,000,000              --                  --      35,000,000          35,000,000
  5.540%, due
    01/10/96..........             --                  --       5,000,000           5,000,614       5,000,000           5,000,614
  5.690%, due
    01/19/96..........             --                  --      18,000,000          18,000,000      18,000,000          18,000,000
First Chicago Corp.
  Medium Term Note
  5.800%, due
  11/30/95............             --                  --       8,000,000           8,000,000       8,000,000           8,000,000
General Electric
  Capital Corp.,
  6.100%, due
  09/01/95............     25,000,000          24,996,824              --                  --      25,000,000          24,996,824
Household Finance
  Corp.,
  6.420%, due
  09/01/95............      5,000,000           5,003,246              --                  --       5,000,000           5,003,246
  5.720%, due
    09/06/95..........             --                  --       5,000,000           4,998,246       5,000,000           4,998,246
Merrill Lynch & Co.,
  Inc.
  6.110%, due
  09/01/95............     35,000,000          34,998,180              --                  --      35,000,000          34,998,180
PHH Corp 5.68%
  due 09/06/95........             --                  --      35,000,000          34,997,423      35,000,000          34,997,423
                                              -----------                      --------------                      --------------
Total Corporate and
  Other...............                        294,976,191                          83,996,283                         378,972,474
                                              -----------                      --------------                      --------------
Total Floating Rate
  Notes...............                        514,369,275                         120,964,069                         635,333,344
                                              -----------                      --------------                      --------------
Certificates of
  Deposit --
Bank of Nova Scotia
  5.78%
  due 09/25/95........             --                  --      15,000,000          15,000,099      15,000,000          15,000,099
Banque National de
  Paris 5.78%
  due 12/29/95........             --                  --      10,000,000          10,004,480      10,000,000          10,004,480

                       See notes to financial statements.

                    VISTA CASH MANAGEMENT MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                            GLOBAL            GLOBAL          CASH MGMT.        CASH MGMT.         COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Commerzbank A.G. 5.89%
  due 09/15/95........   $         --      $           --    $ 35,000,000     $    34,999,865    $ 35,000,000     $    34,999,865
Deutsche Bank A.G.
  6.03%
  due 08/08/96........             --                  --      20,000,000          20,000,000      20,000,000          20,000,000
Dresdner Bank A.G.
  6.94%
  due 01/08/96........             --                  --       5,000,000           5,009,194       5,000,000           5,009,194
Lloyds Bank PLC 5.64%
  due 01/16/96........             --                  --      10,000,000          10,000,736      10,000,000          10,000,736
Mitsubishi Bank,
  5.860%, due
  01/31/96............     10,000,000           9,996,953              --                  --      10,000,000           9,996,953
National Westminster
  Bank PLC 6.50%
  due 01/04/96........             --                  --      25,000,000          25,013,658      25,000,000          25,013,658
Sanwa Bank,
  5.900%, due
  11/22/95............     14,000,000          13,999,599              --                  --      14,000,000          13,999,599
Societe General
  6.420%, due
  09/11/95............             --                  --      20,000,000          20,000,346      20,000,000          20,000,346
  5.980%, due
    08/07/96..........             --                  --      20,000,000          20,000,000      20,000,000          20,000,000
Trust Co. of Atlanta
  5.875%, due
  09/01/95............      3,891,000           3,891,000              --                  --       3,891,000           3,891,000
                                              -----------                      --------------                      --------------
Total Certificates of
  Deposit.............                         27,887,552                         160,028,378                         187,915,930
                                              -----------                      --------------                      --------------
Repurchase
  Agreement --
Merrill Gov't
  Securities Inc.
  Dated 8/31/95,
  5.70%, due 9/01/95
  (Proceeds at
  maturity $23,740,758
  collateralized by:
  $22,190,000 U.S.
  T-Note, 9.25%, due
  8/15/98)............             --                  --      23,737,000          23,737,000      23,737,000          23,737,000
                                              -----------                      --------------                      --------------
Total Repurchase
  Agreement...........                                                             23,737,000                          23,737,000
Money Market Fund --
Fidelity U.S. Gov't
  Portfolio 5.730%....             --                  --      16,000,000          16,000,000      16,000,000          16,000,000
                                              -----------                      --------------                      --------------
Total Investments.....                     $  921,696,807                     $ 1,267,024,141                     $ 2,188,720,948
                                              ===========                      ==============                      ==============

---------------

# Security may only be sold to institutional buyers.

Floating Rate Demand Notes: The maturity date shown is the next interest reset date; the rate shown is the rate in effect at August 31, 1995.

                       See notes to financial statements.

                    VISTA CASH MANAGEMENT MONEY MARKET FUND

                 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
                                    8/31/95
                                  (UNAUDITED)

                                                 VISTA GLOBAL     HANOVER CASH      PRO FORMA       PRO FORMA
                                                     MMF           MGMT. MMF       ADJUSTMENTS       COMBINED
                                                 ------------    --------------    -----------    --------------
ASSETS:
    Investment securities, at value...........   $921,696,807    $1,267,024,141       $   0       $2,188,720,948
    Cash......................................        110,504                 0           0              110,504
    Receivables
         Interest.............................      5,029,389         4,784,429           0            9,813,818
         Shares of beneficial interest sold...        175,180                 0           0              175,180
         Other receivables....................              0            25,456           0               25,456
                                                 ------------    --------------    -----------    --------------
         Total assets.........................    927,011,880     1,271,834,026           0        2,198,845,906
LIABILITIES:
    Payable for shares of beneficial interest
      redeemed................................      1,152,349                 0           0            1,152,349
    Payable to Custodian......................              0            36,361           0               36,361
    Dividends payable.........................        974,506         5,574,767           0            6,549,273
    Accrued liabilities:
         Administration fee...................         39,898            55,914           0               95,812
         Advisory fee.........................         71,815           126,179           0              197,994
         Custodian fees.......................         89,210                 0           0               89,210
         Distribution fee.....................              0             1,304           0                1,304
         Fund servicing fees..................         15,963            10,941           0               26,904
         Shareholder servicing fees...........         55,828           368,022           0              423,850
         Sub-administration fee...............         39,898            31,544           0               71,442
         Other................................        358,979            81,100           0              440,079
                                                 ------------    --------------    -----------    --------------
         Total liabilities....................      2,798,446         6,286,132           0            9,084,578
                                                 ------------    --------------    -----------    --------------
NET ASSETS
    Paid in capital...........................    924,198,092     1,265,547,894           0        2,189,745,986
    Accumulated undistributed net realized
      gain (loss) on investment
      transactions............................         15,342                 0           0               15,342
                                                 ------------    --------------    -----------    --------------
         Net assets...........................   $924,213,434    $1,265,547,894       $   0       $2,189,761,328
                                                 =============   ==============    ===========    ==============
    Net assets by class
         Vista................................   $ 91,655,094    $1,265,547,894       $   0       $1,357,202,988
                                                 ------------    --------------    -----------    --------------
         Premier..............................    473,401,069                 0           0          473,401,069
                                                 ------------    --------------    -----------    --------------
         Institutional........................    359,157,271                 0           0          359,157,271
                                                 ------------    --------------    -----------    --------------
         Total combined net assets by class...   $924,213,434    $1,265,547,894       $   0       $2,189,761,328
                                                 =============   ==============    ===========    ==============
    Shares of beneficial interest outstanding
      (no par value; unlimited number of
      shares authorized):
         Vista Shares.........................     91,653,574     1,265,547,894           0        1,357,201,468
                                                 =============   ==============    ===========    ==============
         Premier Shares.......................    473,393,210                 0           0          473,393,210
                                                 =============   ==============    ===========    ==============
         Institutional Shares.................    359,151,308                 0           0          359,151,308
                                                 =============   ==============    ===========    ==============
    Net asset value, offering and redemption
      price per share, Vista, Premier and
      Institutional (net assets/shares
      outstanding)............................          $1.00             $1.00       $0.00                $1.00
                                                 =============   ==============    ===========    ==============
    Cost of investments.......................   $921,696,807    $1,267,024,141       $   0       $2,188,720,948
                                                 =============   ==============    ===========    ==============

                       See notes to financial statements.

                    VISTA CASH MANAGEMENT MONEY MARKET FUND

                       PRO FORMA STATEMENT OF OPERATIONS
                           FOR THE YEAR ENDED 8/31/95
                                  (UNAUDITED)

                                               VISTA         HANOVER
                                              GLOBAL          CASH         PRO FORMA      PRO FORMA
                                                MMF         MGMT. MMF     ADJUSTMENTS      COMBINED
                                            -----------    -----------    -----------    ------------
INTEREST INCOME..........................   $61,159,379    $59,915,086     $       0     $121,074,465
                                            -----------    -----------    -----------    ------------
EXPENSES
     Distribution fees
          Vista Shares...................             0              0             0                0
          Premier Shares.................             0              0             0                0
          Institutional Shares...........             0              0             0                0
     Fund Servicing fees
          Vista Shares...................       139,371         47,360      (186,731)(2)            0
          Premier Shares.................       421,596              0      (421,596)(2)            0
          Institutional Shares...........             0              0             0                0
     Shareholder Servicing fees
          Vista Shares...................       348,428      3,626,644       810,513  1),(3    4,785,585
          Premier Shares.................       421,596              0       105,399(3)       526,995
          Institutional Shares...........             0              0             0                0
     Administration fees.................       538,169        453,952        55,489(1)     1,047,610
     Advisory fees.......................     1,076,339      1,554,275      (535,393)(1)    2,095,221
     Sub-Administration fees.............       538,169        310,856       198,585(1)     1,047,610
     Professional fees...................       105,459         50,580       (50,580)(6)      105,459
     Custodian fees......................       320,508        108,042      (211,612)(4)      216,938
     Interest expense....................       106,570              0             0          106,570
     Printing and postage................        15,002         20,072             0           35,074
     Registration costs..................       173,864        118,185             0          292,049
     Transfer agent fees
          Vista Shares...................       240,952         29,109       143,232(5)       413,293
          Premier Shares.................       183,407              0        17,058(5)       200,465
          Institutional Shares...........        75,958              0       (26,902)(5)       49,056
     Trustee fees........................        61,233         12,975       (11,112)(7)       63,096
     Amortization of organizational
       costs.............................             0          9,804        (9,804)(6)            0
     Insurance...........................             0         14,710             0           14,710
     Other...............................        48,315         17,186             0           65,501
                                            -----------    -----------    -----------    ------------
          Total expenses.................     4,814,936      6,373,750      (123,454)      11,065,232
                                            -----------    -----------    -----------    ------------
          Less amounts waived by the
            Administrator, Shareholder
            Servicing Agents, Adviser and
            Distributor..................       983,697        353,536      (971,112)(8)      366,121
                                            -----------    -----------    -----------    ------------
          Net expenses...................     3,831,239      6,020,214       847,659       10,699,112
                                            -----------    -----------    -----------    ------------
          Net investment income..........    57,328,140     53,894,872      (847,659)     110,375,353
                                            -----------    -----------    -----------    ------------
REALIZED AND UNREALIZED GAIN/ (LOSS) ON
  INVESTMENTS
     Realized gain (loss) on investment
       transactions......................        31,579         59,072             0           90,651
                                            -----------    -----------    -----------    ------------
     Net increase in net assets from
       operations........................   $57,359,719    $53,953,944     $(847,659)    $110,466,004
                                             ==========     ==========     =========      ===========

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                            PORTFOLIO OF INVESTMENTS
                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Alabama--
Alabama Higher
  Education Loan
  Corp., Student Loan
  Rev., Ser. B, Rev.,
  4.500%, due
  03/01/96............    $1,380,000       $    1,382,950    $   --            $    --           $  1,380,000      $    1,382,950
Birmingham, Alabama,
  Ser. 1992-A, FRDN,
  3.625%, due
  09/06/95............     6,300,000            6,300,000        --                 --              6,300,000           6,300,000
  Warrants, Ser. A,
  FRDN,
  3.600%, due
  09/06/95............     3,000,000            3,000,000        --                 --              3,000,000           3,000,000
Birmingham, University
  of Alabama General
  RB Series
  3.550%, due
  09/06/95............      --                  --               --                 5,700,000               0           5,700,000
Mcintosh, Al.,
  Industrial Dev. Bd.
  Solid Waste Disp.,
  CIBA-Geigy Corp.,
  FRDN,
  3.750%, due
  09/06/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
St. Clair County
  Alabama Industrial
  Development Board,
  FRDN,
  3.650%, due
  09/06/95............     1,500,000            1,500,000        --                 --              1,500,000           1,500,000
                                         ----------------                    ----------------                    ----------------
                                               13,182,950                           5,700,000                          18,882,950
                                         ----------------                    ----------------                    ----------------
Alaska--
Valdez Alaska Marine
  Terminal, Exxon
  Pipeline Project,
  CP,
  3.750%, due
  10/10/95............     4,000,000            4,000,000        --                 --              4,000,000           4,000,000
Valdez City Marine
  Terminal Revenue RFB
  ARCO Transportation
  Alaska, Inc. Project
  Series 1994A
  (Atlantic Richfield)
  3.800%, due
  11/13/95............      --                  --              4,900,000           4,900,000       4,900,000           4,900,000
                                         ----------------                    ----------------                    ----------------
                                                4,000,000                           4,900,000                           8,900,000
                                         ----------------                    ----------------                    ----------------
Arizona--
Apache County, Arizona
  IDA, Tucson Electric
  Power Co., 83-B
  FRDN,
  3.700%, due
  09/06/95............     5,000,000            5,000,000        --                 --              5,000,000           5,000,000
Apache County IDA, IDR
  RB Tucson Electric
  Power Co.
  Springville Project
  Series 1985A
  (Barclays Bank PLC)
  FRDN
  3.650%, due
  09/06/95............      --                  --              1,300,000           1,300,000       1,300,000           1,300,000
Arizona State
  Transportation Board
  Highway Rev., Rev.,
  8.000%, due
  07/01/96............     1,000,000            1,052,140        --                 --              1,000,000           1,052,140
Maricopa County School
  District TANS Series
  1995 4.500%, due
  07/31/96............      --                  --              9,000,000           9,040,625       9,000,000           9,040,625
Phoenix Arizona IDA
  Multifamily Housing,
  Southwest Housing,
  FRDN,
  3.550%, due
  09/06/95............     3,000,000            3,000,000        --                 --              3,000,000           3,000,000
  Paradise Shadows
  Apartments, FRDN,
  3.550%, due
  09/06/95............     1,950,000            1,950,000        --                 --              1,950,000           1,950,000
Pima County Arizona
  IDA,
  Tucson Electric,
  Ser. A, FRDN,
  3.550%, due
  09/06/95............     2,700,000            2,700,000        --                 --              2,700,000           2,700,000
  Tucson Electric
  Power Project, 1983
  Ser. A, FRDN,
  3.625%, due
  09/06/95............     1,200,000            1,200,000        --                 --              1,200,000           1,200,000
Pima County IDA,
  Industrial
  Development RB:
  Tuscon Electric
    Power Co.:
  General Project
  Series 1982A FRDN
  3.600%, due
  09/06/95............      --                  --              3,000,000           3,000,000       3,000,000           3,000,000
  Irvington Series
  1982A FRDN
  3.650%, due
  09/06/95............      --                  --              1,000,000           1,000,000       1,000,000           1,000,000
  Tucson Retirement
  Center Series 1988
  FRDN
  3.700%, due
  09/06/95............      --                  --              4,100,000           4,100,000       4,100,000           4,100,000
                                         ----------------                    ----------------                    ----------------
                                               14,902,140                          18,440,625                          33,342,765
                                         ----------------                    ----------------                    ----------------

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Arkansas--
Hope Arkansas Solid
  Waste Disposal Rev.,
  Temple-Inland Forest
  Products, Rev., CP
  3.850%, due
  09/12/95............    $4,000,000       $    4,000,000    $   --            $    --           $  4,000,000      $    4,000,000
The Board of Trustees
  of the University of
  Arkansas Various
  Facility UAMS Campus
  RB
  FRDN 3.600%, due
  09/06/95............      --                  --              9,000,000           9,000,000       9,000,000           9,000,000
                                         ----------------                    ----------------                    ----------------
                                                4,000,000                           9,000,000                          13,000,000
                                         ----------------                    ----------------                    ----------------
California--
California Higher
  Education Lending
  Authority, Ser. A,
  FRDN,
  3.550%, due
  09/06/95............     1,600,000            1,600,000        --                 --              1,600,000           1,600,000
California Higher
  Education Loan
  Authority, Ser. A,
  Rev.,
  4.350%, due
  05/01/96............     1,500,000            1,500,000        --                 --              1,500,000           1,500,000
California Higher
  Education Loan
  Authority Series
  1987 FRDN
  3.650%, due
  09/06/95............      --                  --              2,000,000           2,000,000       2,000,000           2,000,000
Ca., Pol., Ctrl.,
  Fin., Auth., Solid
  Waste Dis, Shell Oil
  Co. Martinez Project
  FRDN,
  3.900%, due
  09/01/95............       200,000              200,000        --                 --                200,000             200,000
California School Cash
  Reserve Program
  Authority Pool, Ser.
  A, Rev.,
  4.750%, due
  07/03/96............     2,000,000            2,016,107        --                 --              2,000,000           2,016,107
California State Rev.
  Anticipation
  Warrants, Ser. C,
  5.750%, due
  04/25/96............    11,500,000           11,641,642        --                 --             11,500,000          11,641,642
California Statewide
  Communities
  Development Corp,
  FRDN,
  3.400%, due
  09/06/95............     2,460,000            2,460,000        --                 --              2,460,000           2,460,000
California Student
  Education Loan
  Marketing Corp.
  Student Loan Revenue
  RFB Series 1993A
  (Dresdner Bank A.G.)
  3.650%, due
  09/07/95............      --                  --              7,000,000           7,000,000       7,000,000           7,000,000
Contra Costa County
  California, TRAN,
  4.500%, due
  07/03/96............     2,000,000            2,013,703        --                 --              2,000,000           2,013,703
Foothill/Eastern
  Transportation
  Corridor Agency
  California FRDN,
  Toll Road, Ser. C,
  3.300%, due
  09/06/95............     1,200,000            1,200,000        --                 --              1,200,000           1,200,000
  Series 1995B (Morgan
  Guaranty Trust Co.)
  FRDN
  3.350%, due
  09/07/95............      --                  --              2,500,000           2,500,000       2,500,000           2,500,000
  Series 1995C (Credit
  Suisse) FRDN
  3.300%, due 09/07/95      --                  --              5,000,000           5,000,000       5,000,000           5,000,000
Fremont California
  Multifamily Housing,
  Mission Wells
  Project, Ser. E,
  FRDN,
  3.650%, due
  09/06/95............     1,900,000            1,900,000        --                 --              1,900,000           1,900,000
Fremont California,
  Building & Equipment
  Financing Project,
  COP, FRDN
  3.700%, due
  09/06/95............       400,000              400,000        --                 --                400,000             400,000
Irvine Improvement
  Board Act 1915
  Assignment District
  No. 8 9-10 Series
  1990 Updates
  (National
  Westminster Bank
  PLC) FRDN
  3.350%, due
  09/01/95............      --                  --                 30,000              30,000          30,000              30,000
Lancaster California
  Multifamily, Mercury
  S&L, Gangi Builders,
  Inc., FRDN,
  4.050%, due
  09/06/95............     1,100,000            1,100,000        --                 --              1,100,000           1,100,000
L.A. Ca. Regional
  Airports Imp. Corp.,
  American Airlines,
  L.A. International
  FRDN,
  3.500%, due
  09/04/95............     1,400,000            1,400,000        --                 --              1,400,000           1,400,000
Los Angeles California
  Union School
  District, TRAN,
  4.500%, due
  07/03/96............     3,000,000            3,019,344        --                 --              3,000,000           3,019,344

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Los Angeles County,
  California
  Metropolitan
  Transportation
  Authority FRDN,
  3.550%, due
  09/06/95............    $2,000,000       $    2,000,000    $   --            $    --           $  2,000,000      $    2,000,000
Madera County
  California IDA,
  Regency
  Thermographers,
  FRDN,
  3.700%, due
  09/06/95............     1,840,000            1,840,000        --                 --              1,840,000           1,840,000
Three Valleys
  Municipal Water
  District, Miramar
  Water Treatment,
  FRDN,
  3.625%, due
  09/06/95............       600,000              600,000        --                 --                600,000             600,000
Oakland HFA,
  Muiltifamily Rental
  Revenue RB Skyline
  Hills Association
  3.400%, due
  09/07/95............      --                  --              3,300,000           3,300,000       3,300,000           3,300,000
San Diego City HFA,
  Multifamily Revenue
  Demand Bonds Market
  Street Square
  Apartments Project
  Series 1985 Issue G
  (Barclays Bank PLC)
  3.650%, due
  09/06/95............      --                  --              1,500,000           1,500,000       1,500,000           1,500,000
                                         ----------------                    ----------------                    ----------------
                                               34,890,796                          21,330,000                          56,220,796
                                         ----------------                    ----------------                    ----------------
Colorado--
Colorado HFA, Sisters
  of Charity Health
  Care Systems Series
  1992A ARTS
  (SPA-Toronto
  Dominion Bank)
  3.550%, due
  09/07/95............      --                  --              2,000,000           2,000,000       2,000,000           2,000,000
Colorado State General
  Fund Revenue TRANS
  Series 1995
  4.500%, due
  06/27/96............      --                  --             11,200,000          11,274,976      11,200,000          11,274,976
                                         ----------------                    ----------------                    ----------------
                                                --                                 13,274,976                          13,274,976
                                         ----------------                    ----------------                    ----------------
Connecticut--
Waterbury Connecticut,
  RAN,
  4.600%, due
  09/12/95............     3,000,000            3,000,530        --                 --              3,000,000           3,000,530
Connecticut State
  Development
  Authority PCR,
  Connecticut Light &
  Power Co. Project A
  (Deutsche Bank A.G.)
  3.550%, due
  09/06/95............      --                  --              3,000,000           3,000,000       3,000,000           3,000,000
                                         ----------------                    ----------------                    ----------------
                                                3,000,530                           3,000,000                           6,000,530
                                         ----------------                    ----------------                    ----------------
District of Columbia--
District of Columbia
  GO RFB Series 1992:
  3.700%, due
  09/01/95............      --                  --              3,300,000           3,300,000       3,300,000           3,300,000
  A-2 (Bank of Nova
  Scotia)
  3.700%, due
  09/01/95............      --                  --              2,000,000           2,000,000       2,000,000           2,000,000
  A-3 (Toronto
  Dominion Bank)
  3.700%, due
  09/01/95............      --                  --              3,700,000           3,700,000       3,700,000           3,700,000
  A-5 (Bank of Nova
  Scotia)
  3.700%, due
  09/01/95............      --                  --              5,900,000           5,900,000       5,900,000           5,900,000
                                         ----------------                    ----------------                    ----------------
                                                --                                 14,900,000                          14,900,000
                                         ----------------                    ----------------                    ----------------
Florida--
Broward County,
  Florida Housing
  Finance Authority,
  Palm Aire-Oxford
  FRDN,
  4.150%, due
  09/06/95............     3,600,000            3,600,000        --                 --              3,600,000           3,600,000
Florida Housing
  Finance Agency,
  Blairstone FRDN,
  3.550%, due
  09/06/95............       400,000              400,000        --                 --                400,000             400,000
Jacksonville Florida
  Electric Authority,
  St. Johns River
  Power Park System,
  Rev.,
  8.250%, due
  10/01/95............     1,000,000            1,002,967        --                 --              1,000,000           1,002,967
Jacksonville Florida
  Industrial
  Development, Trailer
  Marine Crowley
  Project, FRDN,
  3.800%, due
  09/06/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
Jacksonville City PCR,
  RFB Florida Power &
  Light Co. Project
  Series 1994
  3.850%, due
  11/13/95............      --                  --              2,000,000           2,000,000       2,000,000           2,000,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Okaloosa County
  Revenue Gulf Coast
  Treatment Center
  Project Series 1984
  3.600%, due
  09/06/95............    $ --             $    --           $  1,900,000      $    1,900,000    $  1,900,000      $    1,900,000
Orange County, Florida
  Housing Finance
  Authority, Westlake,
  Westlake FRDN,
  3.625%, due
  09/06/95............     5,950,000            5,950,000        --                 --              5,950,000           5,950,000
  Westlake, Windscape
  FRDN,
  3.625%, due
  09/06/95............       700,000              700,000        --                 --                700,000             700,000
  Orange County HFA
  Housing Revenue
  Multifamily
  Smokewood/Sun
  3.650%, due
  09/06/95............      --                  --              2,000,000           2,000,000       2,000,000           2,000,000
Orlando Florida
  Utilities Community
  Water & Electric,
  Rev.,
  8.625%, due
  10/01/95............     3,000,000            3,071,843        --                 --              3,000,000           3,071,843
Orlando Utilities
  Commonwealth Water
  and Electric Revenue
  RB U.S. Government
  Securities
  Collateral
  8.625%, due
  10/01/95............      --                  --              5,000,000           5,118,039       5,000,000           5,118,039
Palm Beach County
  School District TANS
  Series 1994
  4.750%, due
  09/13/95............      --                  --              7,000,000           7,001,434       7,000,000           7,001,434
St. Lucie County
  Florida Pollution
  Control Rev.,
  Florida Power &
  Light Co.
  3.700%, due
  11/03/95............     6,500,000            6,500,000                                           6,500,000           6,500,000
Volusia County,
  Florida Housing
  Finance Authority,
  Sun Pointe Apts.,
  Ser. H, FRDN,
  3.550%, due
  09/06/95............     1,225,000            1,225,000        --                 --              1,225,000           1,225,000
                                         ----------------                    ----------------                    ----------------
                                               23,449,810                          18,019,473                          41,469,283
                                         ----------------                    ----------------                    ----------------
Georgia--
Atlanta City Urban
  RFA, Multifamily
  Rental Housing
  Revenue RFB Towers
  Project Series 1988A
  (Sanwa Bank, Ltd.)
  3.700%, due
  11/01/95............      --                  --              8,500,000           8,500,000       8,500,000           8,500,000
Bartow County Georgia
  IDA, Princeton
  Carpets, Inc., FRDN,
  3.750%, due
  09/06/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
Bibb County
  Development
  Authority
  Environmental
  Improvement Revenue
  1991 IR-1 (Temple
  Inland, Inc.)
  3.800%, due
  09/07/95............      --                  --              8,000,000           8,000,000       8,000,000           8,000,000
Cherokee County,
  Georgia, Seaboard
  Forms of Canton,
  Inc., FRDN,
  3.650%, due
  09/06/95............     3,000,000            3,000,000        --                 --              3,000,000           3,000,000
Clayton County,
  Georgia Housing
  Authority,
  Multifamily Rainwood
  Development FRDN,
  3.825%, due
  09/06/95............     2,700,000            2,700,000        --                 --              2,700,000           2,700,000
Columbus, Georgia
  Development
  Authority, R P Real
  Estate, Inc., FRDN,
  4.100%, due
  09/06/95............        25,000               25,000        --                 --                 25,000              25,000
Elbert County,
  Georgia, FRDN,
  3.750%, due 09/06/95     2,200,000            2,200,000        --                 --              2,200,000           2,200,000
Fulco Georgia Hospital
  Authority
  Certificates
  Updates, St Josephs
  Hospital FRDN,
  3.800%, due
  09/06/95............     2,500,000            2,500,000        --                 --              2,500,000           2,500,000
Georgia State, GO,
  6.250%, due
  09/01/95............     1,395,000            1,395,000        --                 --              1,395,000           1,395,000
Fulton County HFA,
  Multifamily Housing
  Revenue RFB Spring
  Creek Crossing
  Series 1994
  (Wachovia Bank of
  Georgia, N.A.)
  3.650%, due
  09/06/95............      --                  --              5,000,000           5,000,000       5,000,000           5,000,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Marietta City Housing
  Authority
  Multifamily Housing
  Revenue RFB
  Apartments Series
  1994 (FNMA)
  3.500%, due
  09/06/95............    $ --             $    --           $  4,525,000      $    4,525,000    $  4,525,000      $    4,525,000
Peachtree City,
  Georgia Development
  Authority, Hoshizaki
  America, Inc., FRDN,
  3.700%, due
  09/06/95............     2,200,000            2,200,000        --                 --              2,200,000           2,200,000
Washington Georgia,
  Wilkes Payroll
  Development
  Authority, Pak
  Products, Inc.,
  FRDN,
  3.950%, due
  09/06/95............     2,130,000            2,130,000        --                 --              2,130,000           2,130,000
                                         ----------------                    ----------------                    ----------------
                                               18,150,000                          26,025,000                          44,175,000
                                         ----------------                    ----------------                    ----------------
Idaho--
Idaho State, TAN,
  4.500%, due 06/27/96     4,000,000            4,022,118        --                 --              4,000,000           4,022,118
Port Lewiston Port
  Facilities Idaho
  Rev., Fribourg
  Investment Co.,
  FRDN,
  3.940%, due
  09/06/95............     3,800,000            3,800,000        --                 --              3,800,000           3,800,000
                                         ----------------                    ----------------                    ----------------
                                                7,822,118                           --                                  7,822,118
                                         ----------------                    ----------------                    ----------------
Illinois--
Chicago Illinois
  O'Hare Intl.
  Airport, American
  Airlines, Ser. B,
  PUT,
  3.950%, due
  09/01/95............     5,100,000            5,100,000        --                 --              5,100,000           5,100,000
Chicago O'Hare
  International
  Airport,
  General Airport
  Second Lien RB
  3.550%, due
  09/06/95............      --                  --              5,500,000           5,500,000       5,500,000           5,500,000
DuPage County
  Illinois, GO,
  3.750%, due
  01/01/96............     1,800,000            1,794,162        --                 --              1,800,000           1,794,162
Illinois Development
  Financing Authority
  IRB, Demert &
  Dougherty Inc.
  Project GO, FRDN
  3.900%, due
  09/06/95............     4,900,000            4,900,000        --                 --              4,900,000           4,900,000
Illinois EFAR, RB
  Museum of Science
  and Industry Series
  1985
  3.650%, due
  09/06/95............      --                  --              2,200,000           2,200,000       2,200,000           2,200,000
Illinois HFAR, RB
  Revolving Fund
  Pooled Financing
  Program Series 1985F
  3.550%, due
  09/06/95............      --                  --              4,300,000           4,300,000       4,300,000           4,300,000
Illinois State, GO,
  5.250%, due
  10/01/95............     1,000,000            1,000,981        --                 --              1,000,000           1,000,981
Savanna IDR, Metform
  Corp. Project RB
  Series 1994C
  3.700%, due
  09/06/95............      --                  --              1,600,000           1,600,000       1,600,000           1,600,000
Southwestern Illinois
  IDA, Robinson Steel
  Co. Inc. Project,
  FRDN,
  3.850%, due
  09/06/95............       700,000              700,000        --                 --                700,000             700,000
                                         ----------------                    ----------------                    ----------------
                                               13,495,143                          13,600,000                          27,095,143
                                         ----------------                    ----------------                    ----------------
Indiana--
Hammond Development
  Finance Authority
  PCR, RB Amoco Oil
  Co. Project
  3.700%, due
  09/01/95............      --                  --              7,500,000           7,500,000       7,500,000           7,500,000
Indiana Health
  Facility Financing
  Authority Refunding
  RB MMM-Invest, Inc.
  Series 1990A (Banc
  One Indianapolis,
  N.A.)
  3.650%, due
  09/07/95............      --                  --              3,460,000           3,460,000       3,460,000           3,460,000
Indiana State
  Employment
  Development,
  Griner Engineering
  Co., FRDN,
  3.950%, due
  09/06/95............       200,000              200,000        --                 --                200,000             200,000
  Metal Services &
  Supply, Inc., FRDN,
  3.950%, due
  09/06/95............       200,000              200,000        --                 --                200,000             200,000
  Mobel Project, FRDN,
  3.950%, due
  09/06/95............       100,000              100,000        --                 --                100,000             100,000
  Southern Indiana
  Rehabilitation
  Services, Inc.,
  FRDN,
  3.950%, due
  09/06/95............       100,000              100,000        --                 --                100,000             100,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Triangle Ventures
  Project, FRDN,
  3.950%, due
  09/06/95............    $  175,000       $      175,000    $   --            $    --           $    175,000      $      175,000
Lafayette City EDR,
  RFB Health Quest
  Realty XI Project
  Series 1993
  3.650%, due
  09/07/95............      --                  --              2,605,000           2,605,000       2,605,000           2,605,000
Muncie City EDR, RFB
  Health Quest Realty
  Project Series 1993
  3.650%, due
  09/07/95............      --                  --              1,075,000           1,075,000       1,075,000           1,075,000
Sullivan City PCR, RB
  Hoosier Energy Rural
  Electric
  Cooperative, Inc.
  Series 1985L-4
  (National Rural
  Utilities
  Cooperative Finance
  Corp.)
  3.750%, due
  10/25/95............      --                  --              2,200,000           2,200,000       2,200,000           2,200,000
                                         ----------------                    ----------------                    ----------------
                                                  775,000                          16,840,000                          17,615,000
                                         ----------------                    ----------------                    ----------------
Iowa--
Iowa School
  Corporations Warrant
  Certificates,
  Cash Anticipation
  Program, Ser. A,
  Rev.,
  4.750%, due
  06/28/96............     2,200,000            2,215,820        --                 --              2,200,000           2,215,820
  Ser. B, Rev.,
  5.750%, due
  02/01/96............     2,000,000            2,005,986        --                 --              2,000,000           2,005,986
                                         ----------------                    ----------------                    ----------------
                                                4,221,806                           --                                  4,221,806
                                         ----------------                    ----------------                    ----------------
Kentucky--
Carroll County,
  Kentucky IDA,
  Kentucky Ladder Co.,
  FRDN,
  3.850%, due
  09/06/95............     1,500,000            1,500,000        --                 --              1,500,000           1,500,000
Clark County PCR, East
  Kentucky Power
  Cooperative, Inc.
  Project
  4.150%, due
  10/15/95............      --                  --              3,000,000           2,999,817       3,000,000           2,999,817
                                         ----------------                    ----------------                    ----------------
                                                1,500,000                           2,999,817                           4,499,817
                                         ----------------                    ----------------                    ----------------
Louisiana--
Louisiana State
  Recovery District
  Sales Tax Rev.,
  FRDN,
  3.500%, due
  09/01/95............     2,500,000            2,500,000        --                 --              2,500,000           2,500,000
South La Port
  Commerical Marine
  Terminal Facilities
  Revenue RB Project
  Series 1991 (Credit
  Suisse)
  3.600%, due
  09/06/95............      --                  --              2,700,000           2,700,000       2,700,000           2,700,000
                                         ----------------                    ----------------                    ----------------
                                                2,500,000                           2,700,000                           5,200,000
                                         ----------------                    ----------------                    ----------------
Maine--
Lewiston, Maine,
  Geiger Brothers
  Project, FRDN,
  3.950%, due
  09/30/95............     3,575,000            3,575,000        --                 --              3,575,000           3,575,000
Maine State, TAN,
  4.500%, due
  06/28/96............     5,000,000            5,029,750        --                 --              5,000,000           5,029,750
Portland, Maine,
  Oakhurst Dairy,
  FRDN,
  4.100%, due
  09/30/95............     1,700,000            1,700,000        --                 --              1,700,000           1,700,000
Regional Waste
  Systems, Inc., Ser.
  K, FRDN,
  3.750%, due
  09/06/95............     1,500,000            1,500,000        --                 --              1,500,000           1,500,000
                                         ----------------                    ----------------                    ----------------
                                               11,804,750                           --                                 11,804,750
                                         ----------------                    ----------------                    ----------------
Maryland--
Annapolis, Maryland,
  Forest-Gemini
  Facility, FRDN,
  4.000%, due
  09/06/95............       700,000              700,000        --                 --                700,000             700,000
Anne Arundel County,
  Maryland, FRDN,
  3.750%, due 09/06/95     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
Baltimore County
  Maryland,
  Econmic West
  Capital, Ser. B, CP,
  3.900%, due
  10/02/95............     3,000,000            3,000,000        --                 --              3,000,000           3,000,000
Baltimore County,
  Maryland Pollution
  Control, Baltimore
  Gas & Electric Co.,
  3.700%, due
  10/04/95............     7,000,000            7,000,000                                           7,000,000           7,000,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Baltimore County,
  Maryland, Sheppard &
  Enoch Pratt
  Hospital, FRDN,
  3.550%, due
  09/06/95............    $1,700,000       $    1,700,000    $   --            $    --           $  1,700,000      $    1,700,000
Howard County,
  Maryland, Owen Brown
  Joint Facilities,
  FRDN,
  4.000%, due
  09/06/95............       300,000              300,000        --                 --                300,000             300,000
Maryland State Board
  of Environmental
  Resource Recovery,
  Colstrip Project,
  FRDN,
  3.650%, due
  09/06/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
Prince George's
  County, Maryland,
  Parsons Paper, CP,
  4.000%, due
  09/06/95............     1,700,000            1,700,000        --                 --              1,700,000           1,700,000
Baltimore PCR
  Multi-Modal SCM
  Plants, Inc. Project
  Series 1993
  3.550%, due
  09/07/95............      --                  --              3,500,000           3,500,000       3,500,000           3,500,000
Baltimore Series 1986
  Pre-refunded U.S.
  Government
  Securities
  Collateral
  6.500%, due
  08/01/96............      --                  --              1,150,000           1,201,132       1,150,000           1,201,132
                                         ----------------                    ----------------                    ----------------
                                               17,400,000                           4,701,132                          22,101,132
                                         ----------------                    ----------------                    ----------------
Massachusetts--
Massachusetts Bay
  Transportation
  Authority,
  Ser. A, Rev.,
  5.500%, due
  03/01/96............     3,000,000            3,012,859        --                 --              3,000,000           3,012,859
  Ser. B, GO,
  4.750%, due
  09/06/96............     5,000,000            5,035,950        --                 --              5,000,000           5,035,950
Massachusetts State
  Health & Educational
  Facilities Authority
  FRDN,
  3.550%, due
  09/06/95............     1,300,000            1,300,000        --                 --              1,300,000           1,300,000
Massachusetts State
  Industrial Financing
  Agency,
  Catamount Realty
  Trust, FRDN,
  4.100%, due
  09/30/95............     1,300,000            1,300,000        --                 --              1,300,000           1,300,000
  ZBR Ltd. Partnership
  Issue, FRDN,
  3.750%, due
  09/06/95............     3,500,000            3,500,000        --                 --              3,500,000           3,500,000
Massachusetts State
  UTGO Series 1995A
  4.250%, due 06/12/96      --                  --              8,625,000           8,646,557       8,625,000           8,646,557
Taunton Massachusetts
  IDA, Realty Trust IX
  Project, FRDN,
  4.100%, due
  09/30/95............     2,485,000            2,485,000        --                 --              2,485,000           2,485,000
                                         ----------------                    ----------------                    ----------------
                                               16,633,809                           8,646,557                          25,280,366
                                         ----------------                    ----------------                    ----------------
Michigan--
Allegan County,
  Michigan Economic
  Development Corp.,
  Dean Foods Co. FRDN,
  3.750%, due
  09/06/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
Dearborn Michigan
  Economic Development
  Corp., Oakbrook
  Common Proj., FRDN,
  3.650%, due
  09/06/95............     8,300,000            8,300,000        --                 --              8,300,000           8,300,000
Farmington Hills,
  Michigan Economic
  Development Corp.,
  Carrefour, FRDN,
  3.825%, due
  09/06/95............     3,025,000            3,025,000        --                 --              3,025,000           3,025,000
Grand Rapids, Michigan
  Economic Development
  Corp., Amway Hotel,
  FRDN,
  3.650%, due
  09/06/95............     1,300,000            1,300,000        --                 --              1,300,000           1,300,000
Jackson County,
  Michigan Economic
  Development Corp.,
  Melling Tool
  Project, FRDN,
  3.700%, due
  09/06/95............       400,000              400,000        --                 --                400,000             400,000
Michigan Municipal
  Bond Authority
  Revenue Series 1995B
  4.500%, due
  07/03/96............      --                  --              4,750,000           4,776,265       4,750,000           4,776,265
Michigan State
  Strategic Fund IDA,
  Michigan Sugar Co.,
  Croswell Project,
  FRDN,
  3.750%, due
  09/06/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Michigan State
  Strategic Fund, Lex
  Controls, Inc.
  Project, FRDN,
  3.850%, due
  09/06/95............    $2,000,000       $    2,000,000    $   --            $    --           $  2,000,000      $    2,000,000
Michigan State, GO,
  5.000%, due
  09/29/95............     3,000,000            3,002,077        --                 --              3,000,000           3,002,077
                                         ----------------                    ----------------                    ----------------
                                               22,027,077                           4,776,265                          26,803,342
                                         ----------------                    ----------------                    ----------------
Minnesota--
Becker Minnesota
  Pollution Control
  Rev., Northern State
  Power Co., Ser. A,
  CP,
  3.800%, due
  09/06/95............     5,000,000            5,000,000        --                 --              5,000,000           5,000,000
Bloomington, Minnesota
  Port Authority,
  Mall of America
  Project, FRDN,
  3.800%, due
  09/06/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
Minnesota School
  Districts Tax & Aid
  Anticipation
  Borrowing Progress
  Rev.,
  5.100%, due
  03/15/96............     2,000,000            2,002,031        --                 --              2,000,000           2,002,031
Saint Louis Park,
  Minnesota Industrial
  Development, Unicare
  Home, Inc., FRDN,
  3.800%, due
  09/30/95............       600,000              600,000        --                 --                600,000             600,000
Duluth City Miller
  Dwan Medical Center
  Revenue RB Series
  1989A
  3.650%, due
  09/07/95............      --                  --              6,300,000           6,300,000       6,300,000           6,300,000
Rochester Health Care
  Facilities RB Mayo
  Foundation/Mayo
  Medical Center
  3.600%, due
  09/05/95............      --                  --              2,100,000           2,100,000       2,100,000           2,100,000
                                         ----------------                    ----------------                    ----------------
                                                9,602,031                           8,400,000                          18,002,031
                                         ----------------                    ----------------                    ----------------
Mississippi--
Mississippi Business
  Finance Corp., Air
  Cruisers Project,
  Ser. C, FRDN,
  3.900%, due
  09/06/95............       300,000              300,000        --                 --                300,000             300,000
                                         ----------------                    ----------------
Missouri--
Independence, Missouri
  IDA, Multifamily
  Housing,
  Independence Ridge
  Apts., FRDN,
  3.550%, due
  09/06/95............     1,600,000            1,600,000        --                 --              1,600,000           1,600,000
Kansas City, Missouri
  IDA, Multifamily
  Housing, Locarno
  Project, FRDN,
  3.550%, due
  09/06/95............     1,700,000            1,700,000        --                 --              1,700,000           1,700,000
Kansas City IDA,
  Multifamily Housing
  RB The Willow Creek
  Multifamily Housing
  Project Series 1985
  (Citibank, N.A.)
  3.550%, due
  09/05/95............      --                  --              5,000,000           5,000,000       5,000,000           5,000,000
Macon, Missouri IDA,
  Health Care Realty,
  FRDN,
  4.050%, due
  09/06/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
Missouri State Health
  & Educational
  Facilities
  Authority,
  St. Anthony's
  Medical Center,
  Ser. A, FRDN,
  3.550%, due
  09/06/95............     2,900,000            2,900,000        --                 --              2,900,000           2,900,000
  Washington
  University Project,
  Ser. A, FRDN,.
  3.550%, due
  09/06/95............     3,800,000            3,800,000        --                 --              3,800,000           3,800,000
Missouri State Health
  & Educational
  Facilities Authority
  Health Facilities
  SSM Health Care
  Series 1988C
  (Mitsubishi Bank,
  Ltd.)
  3.750%, due
  10/24/95............      --                  --              7,100,000           7,100,000       7,100,000           7,100,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Missouri State
  Industrial
  Development Board,
  Kawasaki Motors Mfg.
  Co., FRDN,
  3.850%, due
  09/06/95............    $3,600,000       $    3,600,000    $   --            $    --           $  3,600,000      $    3,600,000
St. Charles County
  IDA, Industrial
  Development Revenue
  RFB Venture Stores
  Project Sereis 1991
  (Bank of Nova
  Scotia)
  3.650%, due
  09/06/95............      --                  --              2,000,000           2,000,000       2,000,000           2,000,000
                                         ----------------                    ----------------                    ----------------
                                               14,600,000                          14,100,000                          28,700,000
                                         ----------------                    ----------------                    ----------------
Montana--
Montgomery County,
  Montana Housing
  Opportunity
  Commission, Draper
  Lane FRDN,
  3.750%, due
  09/06/95............     1,100,000            1,100,000        --                 --              1,100,000           1,100,000
Osage Beach Montana,
  IDA, Health Care
  Realty Osage, FRDN,
  4.000%, due
  09/30/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
                                         ----------------                    ----------------                    ----------------
                                                2,100,000                           --                                  2,100,000
                                         ----------------                    ----------------                    ----------------
Nevada--
Nevada State
  Department of
  Community Industrial
  Development,
  Kinplex Project,
  Ser. A, FRDN,
  4.000%, due
  09/06/95............       650,000              650,000        --                 --                650,000             650,000
  Master-Halco Proj.
  Ser. A, FRDN,
  4.000%, due
  09/06/95............     4,100,000            4,100,000        --                 --              4,100,000           4,100,000
                                         ----------------                    ----------------                    ----------------
                                                4,750,000                           --                                  4,750,000
                                         ----------------                    ----------------                    ----------------
New Hampshire--
Nashua, New Hampshire,
  Clocktower Project,
  FRDN,
  3.750%, due
  09/06/95............     1,500,000            1,500,000        --                 --              1,500,000           1,500,000
New Hampshire State
  Business Financing
  Authority Industrial
  Facilities, FRDN,
  3.950%, due
  09/06/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
New Hampshire State
  Housing Finance
  Authority,
  Multifamily,
  Manchester, FRDN,
  3.700%, due
  09/06/95............       500,000              500,000        --                 --                500,000             500,000
                                         ----------------                    ----------------                    ----------------
                                                4,000,000                           --                                  4,000,000
                                         ----------------                    ----------------                    ----------------
New Mexico--
Albuquerque City
  Municipal Gross
  Receipts Tax
  Adjustable Tender RB
  3.600%, due
  09/06/95............      --                  --              1,500,000           1,500,000       1,500,000           1,500,000
                                         ----------------                    ----------------                    ----------------
New York--
East Meadow UFSD TANS
  Series 1995
  4.250%, due
  06/27/96............      --                  --              6,800,000           6,832,226       6,800,000           6,832,226
Hempstead Town New
  York, Ser. A, BAN,
  5.250%, due
  03/01/96............     3,000,000            3,009,642        --                 --              3,000,000           3,009,642
Metropolitan
  Transportation
  Authority of New
  York, Ser. A, RAN,
  5.500%, due
  12/14/95............     2,500,000            2,507,517        --                 --              2,500,000           2,507,517
Nassau County, New
  York, Ser. C, TAN,
  5.400%, due
  09/28/95............     3,000,000            3,002,547        --                 --              3,000,000           3,002,547
New York City, New
  York Municipal Water
  Financing Authority,
  Ser. C, FRDN,
  3.350%, due
  09/01/95............       700,000              700,000        --                 --                700,000             700,000
  Water & Sewer
  Systems, Ser. A,
  FRDN,
  3.600%, due
  09/01/95............     4,000,000            4,000,000        --                 --              4,000,000           4,000,000
New York City, New
  York,
  Ser. A, TAN,
  4.500%, due
  02/15/96............    10,000,000           10,030,355        --                 --             10,000,000          10,030,355
  Ser. A, RAN,
  4.500%, due
  04/11/96............     5,000,000            5,018,266        --                 --              5,000,000           5,018,266

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
  Ser. B through
  Sub-Ser. B-8, GO,
  FRDN
  3.600%, due
  09/06/95............    $1,300,000       $    1,300,000    $   --            $    --           $  1,300,000      $    1,300,000
  Ser. C through
  Sub-Ser. C-4, GO,
  FRDN
  3.500%, due
  09/01/95............     3,100,000            3,100,000        --                 --              3,100,000           3,100,000
  Ser. E-3, GO, FRDN
  3.500%, due
  09/01/95............     8,500,000            8,500,000        --                 --              8,500,000           8,500,000
  Sub-Ser. E-2 GO,
  FRDN
  3.450%, due
  09/01/95............       100,000              100,000        --                 --                100,000             100,000
  Ser. F-6, GO, FRDN
  3.550%, due
  09/06/95............       600,000              600,000        --                 --                600,000             600,000
West Islip UFSD TANS
  Series 1995
  4.570%, due
  06/27/96............      --                  --              2,000,000           2,011,656       2,000,000           2,011,656
                                         ----------------                    ----------------                    ----------------
                                               41,868,327                           8,843,882                          50,712,209
                                         ----------------                    ----------------                    ----------------
North Carolina--
Durham North Carolina
  Water & Sewer
  Utility Systems
  Rev., FRDN,
  3.550%, due
  09/06/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
Lenoir County
  Industrial
  Facilities and
  Pollution Control
  Financing Authority
  IDR, Texasgulf Inc.
  Project Series 1983
  (Bankers Trust Co.)
  4.950%, due
  09/07/95............      --                  --              1,400,000           1,400,000       1,400,000           1,400,000
North Carolina Eastern
  Municipal Power
  Agency Power System
  RB (Morgan Guaranty
  Trust Co. and Union
  Bank of
  Switzerland):
  3.600%, due
  09/05/95............      --                  --              4,800,000           4,800,000       4,800,000           4,800,000
  3.300%, due
  09/06/95............      --                  --              3,500,000           3,500,000       3,500,000           3,500,000
North Carolina
  Industrial
  Facilities &
  Pollution Control
  Finance Authority,
  Comm. Cable, Inc.,
  PUT,
  5.100%, due
  12/01/95............       530,000              530,000        --                 --                530,000             530,000
  Jasper Textiles,
  Inc., PUT,
  5.650%, due
  12/01/95............       385,000              385,000        --                 --                385,000             385,000
  Nash Brick Co., PUT,
  5.650%, due
  12/01/95............       715,000              715,000        --                 --                715,000             715,000
  Scotland Container
  Corp., PUT,
  5.500%, due
  03/01/96............     1,200,000            1,200,000        --                 --              1,200,000           1,200,000
  Athol Mfg. Corp PUT,
  5.550%, due
  03/01/96............     1,250,000            1,250,000        --                 --              1,250,000           1,250,000
University North
  Carolina University.
  Kenan Memorial
  Stadium, FRDN,
  3.450%, due
  09/06/95............     3,500,000            3,500,000        --                 --              3,500,000           3,500,000
Wake County North
  Carolina Industrial
  Facilities &
  Pollution Control
  Financing FRDN,
  3.650%, due
  09/01/95............       900,000              900,000        --                 --                900,000             900,000
                                         ----------------                    ----------------                    ----------------
                                                9,480,000                           9,700,000                          19,180,000
                                         ----------------                    ----------------                    ----------------
North Dakota--
Fargo North Dakota
  Sales Tax, Rev.,
  5.000%, due
  01/01/96............     1,000,000            1,004,169        --                 --              1,000,000           1,004,169
Ohio--
Butler County Ohio
  Hospital Facilities,
  Middletown Regional
  Hospital Project
  Rev., 8.250%, due
  11/01/95............     1,000,000            1,037,480        --                 --              1,000,000           1,037,480
Clermont County Ohio
  Hospital Facilities
  Rev., Mercy Health
  Systems, Ser. B,
  FRDN,
  3.700%, due
  09/06/95............     1,800,000            1,800,000        --                 --              1,800,000           1,800,000
Toledo City Services
  Special Obligations
  Project Series 1995
  3.900%, due
  06/01/96............      --                  --              3,000,000           3,003,071       3,000,000           3,003,071
                                         ----------------                    ----------------                    ----------------
                                                2,837,480                           3,003,071                           5,840,551
                                         ----------------                    ----------------                    ----------------

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Oregon--
Klamath Falls City
  Electric RB Salt
  Caves Hydroelectric
  Project Series 1986D
  Escrowed to Maturity
  Pre-refunded U.S.
  Government
  Securities
  Collateral..........    $ --             $    --           $  5,000,000      $    5,000,000    $  5,000,000      $    5,000,000
                                         ----------------                    ----------------                    ----------------
Pennsylvania--
Montgomery County
  (Deutsche Bank A.G.)
  3.850%, due
  11/16/95............      --                  --              3,500,000           3,500,000       3,500,000           3,500,000
Philadelphia,
  Pennsylvania
  Authority for
  Industrial
  Development FRDN,
  3.850%, due
  09/06/95............     2,700,000            2,700,000        --                 --              2,700,000           2,700,000
Philadelphia,
  Pennsylvania School
  District, TRAN,
  4.500%, due
  06/28/96............     5,000,000            5,021,805        --                 --              5,000,000           5,021,805
Philadelphia TRANS
  Series 1995A
  4.500%, due
  06/27/96............      --                  --              4,800,000           4,820,509       4,800,000           4,820,509
                                         ----------------                    ----------------                    ----------------
                                                7,721,805                          13,320,509                          21,042,314
                                         ----------------                    ----------------                    ----------------
South Carolina--
South Carolina Jobs,
  Economic Development
  Authority,
  Brown Packing Co.,
  FRDN,
  3.750%, due
  09/06/95............        50,000               50,000        --                 --                 50,000              50,000
  Consolidated
  Fabricators, PUT,
  5.050%, due
  12/01/95............     1,100,000            1,100,000        --                 --              1,100,000           1,100,000
  Edens 321
  Partnership, FRDN,
  3.750%, due
  09/06/95............        50,000               50,000        --                 --                 50,000              50,000
  Florence Housing
  Project, FRDN,
  3.750%, due
  09/06/95............     2,300,000            2,300,000        --                 --              2,300,000           2,300,000
  Jewish Community
  Center, FRDN,
  3.750%, due
  09/06/95............       950,000              950,000        --                 --                950,000             950,000
  Osmose Wood
  Preserving, FRDN,
  3.750%, due
  09/06/95............        85,000               85,000        --                 --                 85,000              85,000
  Phoenix Finishing
  Co., FRDN,
  3.750%, due
  09/06/95............       200,000              200,000        --                 --                200,000             200,000
South Carolina State
  Ports Authority,
  FRDN, 3.700%, due
  09/06/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
                                         ----------------                    ----------------                    ----------------
                                                5,735,000                           --                                  5,735,000
                                         ----------------                    ----------------                    ----------------
South Dakota--
South Dakota Housing
  Development
  Authority,
  Homeownership
  Mortgage PUT,
  4.950%, due
  12/13/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
South Dakota State
  Health &
  Educational, Sioux
  Valley Hospital,
  FRDN,
  3.800%, due
  09/06/95............     2,900,000            2,900,000        --                 --              2,900,000           2,900,000
                                         ----------------                    ----------------                    ----------------
                                                4,900,000                           --                                  4,900,000
                                         ----------------                    ----------------                    ----------------
Tennessee--
Carter County IDB,
  Industrial
  Development RB
  Inland Container
  Corp. Project Series
  1983 (Temple Inland,
  Inc.)
  3.950%, due
  09/01/95............      --                  --              3,000,000           3,000,000       3,000,000           3,000,000
Franklin, Tennessee
  Health & Education,
  Facilities Board
  Industrial
  Development FRDN,
  4.000%, due
  09/06/95............     1,065,000            1,065,000        --                 --              1,065,000           1,065,000
McMinn County
  Tennessee IRB,
  Thomas & Betts Corp.
  Project, FRDN,
  3.875%, due
  09/06/95............     2,400,000            2,400,000        --                 --              2,400,000           2,400,000
Shelby County
  Tennessee Health
  Educational &
  Housing Facilities
  Board Rev.,
  3.700%, due
  09/06/95............     6,155,000            6,155,000        --                 --              6,155,000           6,155,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Shelby County Health
  Educational and
  Housing Facility
  Board Multifamily
  Housing Revenue RFB
  Wyndridge II
  Apartments Project
  Series 1994 (Credit
  Suisse)
  3.600%, due
  09/06/95............    $ --             $    --           $  7,635,000      $    7,635,000    $  7,635,000      $    7,635,000
Tullahoma Tennessee
  IDA Board, Rock
  Tennessee
  Converting, FRDN,
  3.900%, due
  09/06/95............     4,000,000            4,000,000        --                 --              4,000,000           4,000,000
                                         ----------------                    ----------------                    ----------------
                                               13,620,000                          10,635,000                          24,255,000
                                         ----------------                    ----------------                    ----------------
Texas--
Abilene Texas Health
  Facilities
  Development Corp.,
  Hendrick Medical
  Center Rev., 4.400%,
  due 09/01/95........       755,000              755,000        --                 --                755,000             755,000
Angelina & Neches
  River Authority,
  Texas Solid Waste
  Disposal, Temple
  Eastex CP, 3.950%,
  due 11/15/95........    10,000,000           10,000,000        --                 --             10,000,000          10,000,000
Austin City Combined
  Utility Systems
  Revenue RFB Refunded
  Balance Pre-refunded
  U.S. Government
  Securities
  Collateral
  10.250%, due
  11/15/95............      --                  --              3,630,000           3,745,060       3,630,000           3,745,060
Bell County Texas,
  IDA, Franklin
  Industries, FRDN,
  3.650%, due
  09/06/95............     2,500,000            2,500,000        --                 --              2,500,000           2,500,000
Brazos River PCR,
  Monsanto Co. Project
  Series 1990
  (Monsanto Co.)
  3.550%, due
  09/06/95............      --                  --              1,100,000           1,100,000       1,100,000           1,100,000
Calhoun County
  Navigation IDA PCR,
  Aluminum Co. of
  America Project
  3.750%, due
  09/06/95............      --                  --              2,575,000           2,575,000       2,575,000           2,575,000
Corsicana, Texas IDA,
  Kent Paper Co.,
  FRDN,
  3.700%, due
  09/06/95............     1,500,000            1,500,000        --                 --              1,500,000           1,500,000
Dallas Texas
  Waterworks & Sewer
  Improvements, Ser.
  A, Rev.,
  7.000%, due
  10/01/95............       885,000              887,585        --                 --                885,000             887,585
Greater East Texas
  Higher Education
  Project Series 1992A
  (SLMA)
  3.650%, due
  09/07/95............      --                  --              2,000,000           2,000,000       2,000,000           2,000,000
Guadalupe-Blanco River
  Authority IDC, IDR
  RFB The BOC Group,
  Inc. Project
  3.750%, due
  09/07/95............      --                  --              3,000,000           3,000,000       3,000,000           3,000,000
Harris County, Texas
  Health Facilities
  Development Corp.
  Rev. FRDN,
  3.600%, due
  09/06/95............     2,900,000            2,900,000        --                 --              2,900,000           2,900,000
Harris County, Texas,
  Housing Finance
  Authority, PUT,
  4.200%, due
  10/01/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
Houston Texas
  Airports, CP,
  3.850%, due
  09/06/95............     3,000,000            3,000,000        --                 --              3,000,000           3,000,000
Houston Texas Hotel
  Occupancy, Houston
  Hotel, Senior Lien,
  Rev.,
  5.000%, due
  07/01/96............       500,000              504,432        --                 --                500,000             504,432
Lone Star Texas Air,
  Improvement
  Authority, American
  Airlines, CP,
  3.750%, due
  09/12/95............     6,600,000            6,600,000        --                 --              6,600,000           6,600,000
Plano Texas Health
  Facilities,
  Childrens &
  Presbyterian
  Hospital, CP,
  3.300%, due
  10/11/95............     1,100,000            1,100,000        --                 --              1,100,000           1,100,000
Port of Corpus Christi
  IDC, IDR RFB Lantana
  Corp. Project Series
  1992
  3.650%, due
  09/07/95............      --                  --              3,085,000           3,085,000       3,085,000           3,085,000

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Red River Authority
  PCR, RFB
  Southwestern Public
  Service Co. Project
  Series 1991 ARTS
  (SPA-Union Bank of
  Switzerland) 3.450%,
  due 09/07/95........    $ --             $    --           $  5,300,000      $    5,300,000    $  5,300,000      $    5,300,000
San Antonio City
  Higher Education
  Authority, Inc.
  Educational
  Facilities UTSA
  Phase I Dormitory
  Project Series 1985
  (Lloyds Bank PLC)
  3.750%, due
  09/01/95............      --                  --              3,085,000           3,085,000       3,085,000           3,085,000
Shenandoah City HFDC,
  Hospital RB
  Southwood Ltd.
  Project I Series
  1984 4.104%, due
  09/07/95............      --                  --              4,300,000           4,300,000       4,300,000           4,300,000
Texas Small Business
  Industrial
  Development Corp.,
  Texas Public
  Facilities FRDN,
  3.600%, due
  09/06/95............     7,500,000            7,500,000        --                 --              7,500,000           7,500,000
Texas State, Ser. A,
  TRAN,
  4.750%, due
  08/30/96............     5,000,000            5,034,500        --                 --              5,000,000           5,034,500
Texas State TRANS
  Series 1995A
  4.750%, due
  08/30/96............      --                  --              5,000,000           5,031,936       5,000,000           5,031,936
                                         ----------------                    ----------------                    ----------------
                                               44,281,517                          33,221,996                          77,503,513
                                         ----------------                    ----------------                    ----------------
Utah--
Davis County School
  District TANS Series
  1995
  4.250%, due
  06/28/96............      --                  --              3,000,000           3,009,226       3,000,000           3,009,226
Emery County Utah PCR
  Rev., Pacificorp
  Proj., CP,
  3.100%, due
  09/13/95............     3,000,000            3,000,000        --                 --              3,000,000           3,000,000
Intermountain Power
  Agency Utah Power
  Supply Revenue RB
  Series 1985E
  3.150%, due
  09/15/95............      --                  --              2,500,000           2,500,000       2,500,000           2,500,000
  Series 1985F
  4.150%, due
  09/15/95............      --                  --              1,250,000           1,250,000       1,250,000           1,250,000
Ogden, Utah Industrial
  Development, Boyer
  McKay Dee, FRDN,
  3.850%, due
  09/06/95............       355,000              355,000        --                 --                355,000             355,000
Salt Lake City Utah,
  Pooled Hospital
  Financing Program,
  CP,
  3.700%, due
  11/21/95............     5,000,000            5,000,000        --                 --              5,000,000           5,000,000
Salt Lake County HFA,
  Elderly Housing
  Revenue RB Sandy
  Retirement Center
  3.750%, due
  09/07/95............      --                  --              4,900,000           4,900,000       4,900,000           4,900,000
Tooele, County Utah
  Hazardous Waste
  Treatment,
  Westinghouse
  Electric Project,
  Ser. A, CP, 3.950%,
  due 10/17/95........     5,800,000            5,800,000        --                 --              5,800,000           5,800,000
  Union Pacific, USPCI
  Project A, CP,
  4.150%, due
  11/15/95............     3,600,000            3,600,000        --                 --              3,600,000           3,600,000
                                         ----------------                    ----------------                    ----------------
                                               17,755,000                          11,659,226                          29,414,226
                                         ----------------                    ----------------                    ----------------
Vermont--
Vermont State Student
  Assistance Corp.,
  FRDN,
  3.700%, due
  09/06/95............       800,000              800,000        --                 --                800,000             800,000
                                         ----------------                    ----------------                    ----------------
Virginia--
Fairfax County,
  Virginia IDA,
  Fairfax Hospital,
  FRDN,
  3.650%, due
  09/06/95............     1,000,000            1,000,000        --                 --              1,000,000           1,000,000
Prince William County
  Virginia Lease
  Partnership
  Certificates, COP,
  4.000%, due
  12/01/95............       400,000              400,269        --                 --                400,000             400,269
                                         ----------------                    ----------------                    ----------------
                                                1,400,269                           --                                  1,400,269
                                         ----------------                    ----------------                    ----------------

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                            VISTA             VISTA            HANOVER           HANOVER          PRO-FORMA         PRO-FORMA
                           TAX FREE          TAX FREE          TAX FREE          TAX FREE          COMBINED          COMBINED
        ISSUER         PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE        PRINCIPAL AMOUNT       VALUE
---------------------- ----------------  ----------------  ----------------  ----------------  ----------------  ----------------
Washington--
Port Kalama,
  Washington Public
  Corporation,
  Conagra, Inc., FRDN,
  3.450%, due
  09/06/95............    $1,400,000       $    1,400,000    $   --            $    --           $  1,400,000      $    1,400,000
Seattle Washington
  Municipal Light &
  Power, Ser. B, CP,
  3.250%, due
  09/05/95............     4,000,000            4,000,000        --                 --              4,000,000           4,000,000
Tacoma Washington
  Electric Systems
  Rev., Rev.,
  6.750%, due
  01/01/96............     1,000,000            1,010,230        --                 --              1,000,000           1,010,230
                                         ----------------                    ----------------                    ----------------
                                                6,410,230                           --                                  6,410,230
                                         ----------------                    ----------------                    ----------------
West Virginia--
Marion County, West
  Virginia County
  Community Solid
  Waste Disposal
  Facility FRDN,
  3.800%, due
  09/06/95............     1,300,000            1,300,000        --                 --              1,300,000           1,300,000
West Virginia Public
  Energy, Morgantown
  Association Project,
  FRDN,
  3.200%, due
  09/13/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
                                         ----------------                    ----------------                    ----------------
                                                3,300,000                           --                                  3,300,000
                                         ----------------                    ----------------                    ----------------
Wisconsin--
Alma Wisconsin
  Pollution Control,
  Dairyland Power
  Corp., FRDN,
  3.800%, due
  09/06/95............     5,600,000            5,600,000        --                 --              5,600,000           5,600,000
Grand Chute, Wisconsin
  Industrial Revenue,
  Kent Paper Co.,
  FRDN,
  3.700%, due
  09/06/95............     1,440,000            1,440,000        --                 --              1,440,000           1,440,000
Lacrosse, Industrial
  Development,
  Dairyland Power Coop
  Project, FRDN,
  3.800%, due
  09/06/95............     1,900,000            1,900,000        --                 --              1,900,000           1,900,000
Menomonee Falls
  Wisconsin IDA,
  Butler Paper Co.
  Project, Rev.,
  3.650%, due
  09/06/95............     2,000,000            2,000,000        --                 --              2,000,000           2,000,000
Milwaukee Revenue
  School Order Notes
  Series 1995B
  4.500%, due
  08/22/96............      --                  --              6,000,000           6,028,288       6,000,000           6,028,288
Milwaukee Wisconsin,
  Housing Authority,
  Yankee Hill
  Apartments, FRDN,
  3.550%, due
  09/06/95............     1,500,000            1,500,000        --                 --              1,500,000           1,500,000
Wisconsin State Health
  & Educational
  Updates, Alexian
  Village Milwaukee
  Inc., CP,
  3.850%, due
  11/21/95............     2,500,000            2,500,000        --                 --              2,500,000           2,500,000
Wisconsin State
  Operating Notes, GO,
  4.500%, due
  06/17/96............     3,800,000            3,820,720        --                 --              3,800,000           3,820,720
                                         ----------------                    ----------------                    ----------------
                                               18,760,720                           6,028,288                          24,789,008
                                         ----------------                    ----------------                    ----------------
Wyoming--
Rock Springs, Wyoming
  Industrial
  Development,
  Safeway, Inc.
  Project,
  PUT, 3.850%, due
  03/01/96............     2,475,000            2,475,000        --                 --              2,475,000           2,475,000
  PUT, 4.500%, due
  09/01/95............     2,475,000            2,475,000        --                 --              2,475,000           2,475,000
Sweetwater County
  Wyoming,
  Environmental
  Improvement, Pacific
  Corp. CP,
  3.650%, due
  10/03/95............     1,480,000            1,480,000        --                 --              1,480,000           1,480,000
Green River City PCR,
  RB Texasgulf Project
  Series 1984
  2.900%, due
  09/07/95............      --                  --              1,800,000           1,800,000       1,800,000           1,800,000
                                         ----------------                    ----------------                    ----------------
                                                6,430,000                           1,800,000                           8,230,000
                                         ----------------                    ----------------                    ----------------
Mutual Funds:
Aim Tax Free Inv.
  Tr. ................      --                  --             12,596,000          12,596,000      12,596,000          12,596,000
                                         ----------------                    ----------------                    ----------------
TOTAL INVESTMENTS.....                     $  435,412,477                      $  323,661,817                      $  759,074,294
                                              ===========                         ===========                         ===========

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

BAN      = Bond Anticipation Note
COP      = Certificate of Participation
CP       = Commercial Paper
GO       = General Obligation
IDA      = Industrial Development Authority
PCR      = Pollution Control Revenue
RAN      = Revenue Anticipation Note
Rev.     = Revenue Bond
TAN      = Tax Anticipation Note
TRAN     = Tax and Revenue Anticipation Note
FRDN     = Floating Rate Demand Notes: The maturity date shown is the next interest reset date; the rate shown is the rate in effect at August 31, 1995.

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND

                 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
                                    8/31/95
                                  (UNAUDITED)

                                                   VISTA          HANOVER        PRO FORMA      PRO FORMA
                                                TAX FREE MMF    TAX FREE MMF    ADJUSTMENTS     COMBINED
                                                ------------    ------------    -----------    -----------
ASSETS:
    Investment securities, at value..........   $435,412,477    $323,661,817    $         0    $759,074,294
    Cash.....................................        46,802       5,369,091               0      5,415,893
    Receivables
         Interest............................     2,792,413       2,014,870               0      4,807,283
         Shares of beneficial interest
           sold..............................       418,787               0               0        418,787
    Other assets.............................             0             125               0            125
                                                ------------    ------------    -----------    -----------
             Total assets....................   438,670,479     331,045,903               0    769,716,382
                                                ------------    ------------    -----------    -----------
LIABILITIES:
    Payable for investment securities
      purchased..............................    13,611,812       5,032,550               0     18,644,362
    Dividends payable........................       787,678         880,953               0      1,668,631
    Accrued liabilities:
         Administration fee..................        19,106          15,643               0         34,749
         Advisory fee........................        38,214          34,700               0         72,914
         Professional Fee....................             0         (17,964 )             0        (17,964)
         Trustee Fee.........................             0            (789 )             0           (789)
         Printing Fee........................             0           4,253               0          4,253
         Transfer Payable....................             0           1,612               0          1,612
         Registration Fee Payable............             0          19,270               0         19,270
         Custodian fees......................        72,592          45,465               0        118,057
         Distribution fee....................        42,171               0               0         42,171
         Fund servicing fees.................        14,550          11,872               0         26,422
         Shareholder servicing fees..........        57,288         101,207               0        158,495
         Sub-administration fee..............        19,107           8,675               0         27,782
         Other...............................       163,249           3,190               0        166,439
                                                ------------    ------------    -----------    -----------
             Total liabilities...............    14,825,767       6,140,637               0     20,966,404
                                                ------------    ------------    -----------    -----------
NET ASSETS
    Paid in capital..........................   423,878,995     325,010,058               0    748,889,053
    Accumulated undistributed net investment
      income.................................         7,496               0               0          7,496
    Accumulated undistributed net realized
      gain (loss) on investment
      transactions...........................       (41,779 )      (104,792 )             0       (146,571)
                                                ------------    ------------    -----------    -----------
             Net assets......................   423,844,712     $324,905,266    $         0    $748,749,978
                                                ==============  ==============  =============  =============
    Net assets by class
         Vista...............................   $166,930,012    $324,905,266    $         0    $491,835,278
                                                ------------    ------------    -----------    -----------
         Premier.............................   148,419,574               0               0    148,419,574
                                                ------------    ------------    -----------    -----------
         Institutional.......................   108,495,126               0               0    108,495,126
                                                ------------    ------------    -----------    -----------
             Total combined net assets by
               class.........................   $423,844,712    $324,905,266    $         0    $748,749,978
                                                ==============  ==============  =============  =============
    Shares of beneficial interest outstanding
      (no par value; unlimited number of
      shares authorized):
         Vista Shares........................   166,943,238     325,010,058               0    491,953,296
                                                ==============  ==============  =============  =============
         Premier Shares......................   148,431,333               0               0    148,431,333
                                                ==============  ==============  =============  =============
         Institutional Shares................   108,503,722               0               0    108,503,722
                                                ==============  ==============  =============  =============
    Net asset value, offering and redemption
      price per share, Vista, Premier and
      Institutional (net assets/shares
      outstanding)...........................   $      1.00     $      1.00     $      0.00    $      1.00
                                                ==============  ==============  =============  =============
    Cost of Investments......................   $435,412,477    $323,661,817    $         0    $759,074,294
                                                ==============  ==============  =============  =============

                       See notes to financial statements.

                        VISTA TAX FREE MONEY MARKET FUND
                       PRO FORMA STATEMENT OF OPERATIONS
                           FOR THE YEAR ENDED 8/31/95
                                  (UNAUDITED)

                                            VISTA          HANOVER       PRO FORMA           PRO FORMA
                                         TAX FREE MMF    TAX FREE MMF    ADJUSTMENTS          COMBINED
                                         ------------    ------------    ----------         ------------
INTEREST INCOME........................   $16,692,909     $13,037,751    $        0          $29,730,660
                                         ------------    ------------    ----------         ------------
EXPENSES
    Distribution fees
         Vista Shares..................      293,807               0        178,002(1),(3)      471,809
         Premier Shares................      258,709               0       (258,709)(3)               0
         Institutional Shares..........            0               0              0                   0
    Fund Servicing fees
         Vista Shares..................      146,903          32,342       (179,245)(2)               0
         Premier Shares................      172,473               0       (172,473)(2)               0
         Institutional Shares..........            0               0              0                   0
    Shareholder Servicing fees
         Vista Shares..................      367,259       1,208,546         75,526(1),(3)    1,651,331
         Premier Shares................      344,945               0         86,236(3)          431,181
         Institutional Shares..........            0               0              0                   0
    Administration fees................      220,141         150,835         11,618(1)          382,594
    Advisory fees......................      440,282         517,948       (193,043)(1)         765,187
    Sub-Administration fees............      220,141         103,589         58,864(1)          382,594
    Professional fees                         69,285          19,283        (19,283)(6)          69,285
    Custodian fees.....................      250,141          48,126       (112,080)(4)         186,187
    Printing and postage...............       15,002           7,687              0              22,689
    Registration costs.................       77,642          92,143              0             169,785
    Transfer agent fees
         Vista Shares..................       60,063          16,883         13,720(5)           90,666
         Premier Shares................       54,344               0        (11,544)(5)          42,800
         Institutional Shares..........       44,721               0        (18,039)(5)          26,682
    Trustee fees.......................       24,959           4,923          7,449(7)           37,331
    Amortization of organizational
      costs............................            0          21,495        (21,495)(6)               0
    Other..............................      182,303          16,890              0             199,193
                                         ------------    ------------    ----------         ------------
             Total expenses............    3,243,120       2,240,690       (554,497)          4,929,313
                                         ------------    ------------    ----------         ------------
         Less amounts waived by the
           Administrator, Shareholder
           Servicing Agents, Adviser
           and Distributor.............     (602,795)       (103,589)        17,815(8)         (688,569)
         Less expenses borne by
           Distributor.................      (10,639)              0         10,639(8)                0
                                         ------------    ------------    ----------         ------------
         Net expenses..................    2,629,686       2,137,101       (526,043)          4,240,744
                                         ------------    ------------    ----------         ------------
             Net investment income.....   14,063,223      10,900,650        526,043          25,489,916
                                         ------------    ------------    ----------         ------------
REALIZED AND UNREALIZED GAIN/ (LOSS) ON
  INVESTMENTS
    Realized gain (loss) on investment
      transactions.....................      (31,361)        (95,628)             0            (126,989)
                                         ------------    ------------    ----------         ------------
    Net increase in net assets from
      operations.......................   $14,031,862     $10,805,022    $  526,043          $25,362,927
                                         ==============  ==============  ============       ==============

                       See notes to financial statements.

                      VISTA NY TAX FREE MONEY MARKET FUND

                            PORTFOLIO OF INVESTMENTS
                                AUGUST 31, 1995
                                  (UNAUDITED)

                                                 VISTA        VISTA        HANOVER      HANOVER      PRO-FORMA    PRO-FORMA
                                              NY TAX FREE  NY TAX FREE   NY TAX FREE  NY TAX FREE    COMBINED      COMBINED
                   ISSUER                      PRINCIPAL      VALUE       PRINCIPAL      VALUE       PRINCIPAL      VALUE
--------------------------------------------- -----------  ------------  -----------  ------------  -----------  ------------
Bond Anticipation Notes --
Brockport CSD BANS
  4.250%, due 06/27/96....................... $   --       $    --       $ 4,000,000  $  4,015,308  $ 4,000,000  $  4,015,308
Broome County New York,
  4.750%, due 04/19/96....................... 5,000,000..     5,012,089      --            --         5,000,000     5,012,089
Hempstead Town New York, Ser. A,
  5.250%, due 03/01/96.......................   3,000,000     3,009,221    3,500,000     3,510,594    6,500,000     6,519,815
Hempstead Town New York, Ser. A,
  5.500%, due 03/01/96.......................     --            --           500,000       502,105      500,000       502,105
Nassau County New York,
  Ser. B, 5.250%, due 11/15/95...............   2,000,000     2,006,345      --            --         2,000,000     2,006,345
  Ser. E, 4.250%, due 03/15/96...............     --            --         1,570,000     1,575,286    1,570,000     1,575,286
  Ser. F, 4.500%, due 03/15/96...............   5,000,000     5,013,116      --            --         5,000,000     5,013,116
Oyster Bay BANS
  4.000%, due 07/12/96.......................     --            --         4,000,000     4,011,564    4,000,000     4,011,564
Rochester, New York, Ser. I,
  5.250%, due 03/12/96.......................   3,000,000     3,011,708      --            --         3,000,000     3,011,708
                                                           ------------               ------------               ------------
Total Bond Anticipation Notes................                18,052,479                 13,614,857                 31,667,336
                                                           ------------               ------------               ------------
General Obligations --
Nassau County New York, Ser. P,
  6.300%, due 11/01/95.......................   3,000,000     3,009,705      --            --         3,000,000     3,009,705
                                                           ------------               ------------               ------------
Total General Obligations....................                 3,009,705                    --                       3,009,705
                                                           ------------               ------------               ------------
Total Government Backed Securities --
  MTA Series F Pre-Funded U.S. Gov't
  Securities
  8.375%, due 07/01/96.......................     --            --         3,000,000     3,171,660    3,000,000     3,171,660
NYC Municipal Assistance Corp. Series 56
  Pre-Funded 8.100%, due 07/01/96............     --            --           500,000       527,840      500,000       527,840
NYS Urban Development Correctional Facility
  Series A Pre-Funded
  9.200%, due 01/01/96.......................     --            --           250,000       258,856      250,000       258,856
UNited Nations Development Corp. Revenue
  Phase 2&3
  7.875%, due 07/01/96.......................     --            --         1,300,000     1,369,038    1,300,000     1,369,038
                                                           ------------               ------------               ------------
Total Government Backed Securities...........                   --                       5,327,394                  5,327,394
                                                           ------------               ------------               ------------
Revenue Anticipation Notes --
Central Square New York, Central School
  District, 4.000%, due 11/15/95.............   2,500,000     2,501,749      --            --         2,500,000     2,501,749
Metropolitan Transportation Authority of New
  York, Ser. A, 5.500%, due 12/14/95.........   2,500,000     2,507,517      --            --         2,500,000     2,507,517
Nassau County New York,
  Ser. A, 4.250%, due 12/28/95...............   4,000,000     4,008,214      --            --         4,000,000     4,008,214
  Ser. B, 4.250%, due 03/15/96...............   5,000,000     5,013,054      --            --         5,000,000     5,013,054
  RANS 4.250%, due 06/27/96..................     --            --         2,000,000     2,007,638    2,000,000     2,007,638
New York City, New York, Ser. A,
  4.500%, due 04/11/96.......................   5,000,000     5,021,375      --            --         5,000,000     5,021,375
                                                           ------------               ------------               ------------
Total Revenue Anticipation Notes.............                19,051,909                  2,007,638                 21,059,547
                                                           ------------               ------------               ------------

                       See notes to financial statements.

                      VISTA NY TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                                 VISTA        VISTA        HANOVER      HANOVER      PRO-FORMA    PRO-FORMA
                                              NY TAX FREE  NY TAX FREE   NY TAX FREE  NY TAX FREE    COMBINED      COMBINED
                   ISSUER                      PRINCIPAL      VALUE       PRINCIPAL      VALUE       PRINCIPAL      VALUE
--------------------------------------------- -----------  ------------  -----------  ------------  -----------  ------------
Revenue Bonds --
City of Hudson, New York IDA, Emsig Project,
  PUT 5.200%, due 12/15/95................... $ 1,050,000  $  1,050,000  $   --       $    --       $ 1,050,000  $  1,050,000
New York State Dormitory Authority Rev., St.
  Vincents Hospital 4.000%, due 02/01/96.....   1,645,000     1,647,637      --            --         1,645,000     1,647,637
New York State ERDA, PCR:
  New York State Electric and Gas Corp. RB:
  4.650%, due 03/15/96.......................     --            --         1,500,000     1,500,000    1,500,000     1,500,000
  (Morgan Guaranty Trust Co.)
  4.650%, due 03/15/96.......................     --            --         1,000,000     1,000,000    1,000,000     1,000,000
  Series D (Union Bank of Switzerland)
  4.600%, due 12/01/96.......................     --            --         2,500,000     2,500,000    2,500,000     2,500,000
  LILCO Project Series B (Deutsche Bank A.G.)
NYS Research and Energy Authority
  4.700%, due 03/01/96.......................   1,250,000     1,250,000                               1,250,000     1,250,000
NYS Housing Finance Agency RFB University
  Construction Series
  7.000%, due 05/01/96.......................     --            --           200,000       203,722      200,000       203,722
New York State Medical Care Facilities
  Financing Agency, Beth Israel Medical
  Center, Ser. A,
  7.000%, due 11/01/95.......................   1,025,000     1,030,213      --            --         1,025,000     1,030,213
  Israel Medical Center Project, Ser. A,
  4.000%, due 11/01/95.......................   1,000,000     1,000,140      --            --         1,000,000     1,000,140
New York State Power Authority, Rev. &
  General Purpose, PUT 4.400%, due
  09/01/95...................................   9,300,000     9,300,000    7,000,000     7,000,000   16,300,000    16,300,000
Triborough Bridge and Tunnel Authority, Ser.
  H, PUT 8.375%, due 01/01/96................   3,400,000     3,520,061      --            --         3,400,000     3,520,061
                                                           ------------               ------------               ------------
Total Revenue Bonds..........................                18,798,051                 12,203,722                 31,001,773
                                                           ------------               ------------               ------------
Tax Anticipation Notes --
Bedford New York Central School District,
  3.750%, due 11/16/95.......................   1,500,000     1,500,763      --            --         1,500,000     1,500,763
Clarence CSD TANS
  4.000%, due 06/28/96.......................     --            --         2,000,000     2,004,648    2,000,000     2,004,648
Deer Park New York Unified Free School
  District,
  4.250%, due 06/27/96.......................   5,000,000     5,018,061      --            --         5,000,000     5,018,061
East Islip New York Unified Free School
  District,
  4.500%, due 06/28/96.......................   3,000,000     3,014,251      --            --         3,000,000     3,014,251
East Meadow UFSD TANS
  4.250%, due 06/27/96.......................     --            --         2,000,000     2,009,316    2,000,000     2,009,316
Edgemont New York Unified Free School
  District, Greenburgh, 4.000%, due
  11/30/95...................................   1,000,000     1,000,726      --            --         1,000,000     1,000,726
Greece CSD Monroe County TANS
  4.000%, due 06/28/96.......................     --            --         3,000,000     3,004,613    3,000,000     3,004,613
Harborfields Central School District, New
  York,
  4.250%, due 06/27/96.......................   1,550,000     1,551,659      --            --         1,550,000     1,551,659
Katonah-Lewisboro New York Union Free School
  District, 3.750%, due 10/19/95.............   5,000,000     5,001,600      --            --         5,000,000     5,001,600
Longwood Central School District at Middle
  Island New York, 4.500%, due 06/26/96......   3,000,000     3,010,601      --            --         3,000,000     3,010,601
Merrick UFSD TANS
  4.250%, due 06/26/96.......................     --            --         1,000,000     1,004,378    1,000,000     1,004,378
Nassau County, New York, Ser. C,
  5.400%, due 09/28/95.......................   2,635,000     2,636,913      --            --         2,635,000     2,636,913
New York City, New York Ser. A,
  4.500%, due 02/15/96.......................  10,000,000    10,033,012      --            --        10,000,000    10,033,012
Ossining New York Union Free School District,
  4.000%, due 09/29/95.......................   1,700,000     1,700,635      --            --         1,700,000     1,700,635
Port Washington UFSD TANS
  4.250%, due 06/13/96.......................     --            --         2,000,000     2,008,668    2,000,000     2,008,668
Saint Lawrence County New York,
  4.750%, due 10/20/95.......................   2,700,000     2,701,201      --            --         2,700,000     2,701,201
Scarsdale UFSD TANS
  4.000%, due 06/13/96.......................     --            --         3,000,000     3,009,307    3,000,000     3,009,307

                       See notes to financial statements.

                      VISTA NY TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                                 VISTA        VISTA        HANOVER      HANOVER      PRO-FORMA    PRO-FORMA
                                              NY TAX FREE  NY TAX FREE   NY TAX FREE  NY TAX FREE    COMBINED      COMBINED
                   ISSUER                      PRINCIPAL      VALUE       PRINCIPAL      VALUE       PRINCIPAL      VALUE
--------------------------------------------- -----------  ------------  -----------  ------------  -----------  ------------
South Huntington UFSD TANS
  4.500%, due 06/28/96....................... $   --       $    --       $ 2,000,000  $  2,009,338  $ 2,000,000  $  2,009,338
Southhampton County of Suffolk UFSD TANS
  4.500%, due 06/28/96.......................     --            --         4,350,000     4,372,011    4,350,000     4,372,011
Suffolk County New York, Ser. II,
  4.500%, due 09/14/95.......................   3,275,000     3,275,534      --            --         3,275,000     3,275,534
Three Village CSD TANS
  4.250%, due 06/28/96.......................     --            --         1,600,000     1,610,103    1,600,000     1,610,103
Town of Hempstead UFSD
  4.500%, due 06/28/96.......................     --            --         2,000,000     2,010,978    2,000,000     2,010,978
Ulster County New York,
  5.500%, due 03/28/96.......................   5,000,000     5,008,680      --            --         5,000,000     5,008,680
Westchester County New York,
  5.000%, due 12/14/95.......................   2,000,000     2,002,757      --            --         2,000,000     2,002,757
                                                           ------------               ------------               ------------
Total Tax Anticipation Notes.................                47,456,393                 23,043,360                 70,499,753
                                                           ------------               ------------               ------------
Commercial Paper --
City of New York Water Authority:
  3.800%, due 09/19/95.......................     --            --         3,000,000     3,000,000    3,000,000     3,000,000
  3.850%, due 10/26/95.......................     --            --         1,800,000     1,800,000    1,800,000     1,800,000
  3.550%, due 11/15/95.......................     --            --         1,000,000     1,000,000    1,000,000     1,000,000
  3.750%, due 11/15/95.......................     --            --         2,000,000     2,000,000    2,000,000     2,000,000
  3.750%, due 11/16/95.......................     --            --         2,000,000     2,000,000    2,000,000     2,000,000
  3.550%, due 09/08/95.......................   9,300,000     9,300,000      --            --         9,300,000     9,300,000
  3.100%, due 09/15/95.......................   3,200,000     3,200,000      --            --         3,200,000     3,200,000
  3.100%, due 09/15/95.......................   1,500,000     1,500,000      --            --         1,500,000     1,500,000
City of New York,
  3.450%, due 09/06/95.......................   2,100,000     2,100,000      --            --         2,100,000     2,100,000
  4.150%, due 10/02/95.......................  10,500,000    10,500,000      --            --        10,500,000    10,500,000
  3.700%, due 10/03/95.......................   2,000,000     2,000,000      --            --         2,000,000     2,000,000
  3.800%, due 09/06/95.......................   2,200,000     2,200,000      --            --         2,200,000     2,200,000
  3.750%, due 03/14/96.......................   4,700,000     4,700,000      --            --         4,700,000     4,700,000
NYC UTGO Fiscal 1994H Subseries H-3
  4.150%, due 10/03/95.......................     --            --         2,200,000     2,200,000    2,200,000     2,200,000
  3.700%, due 10/04/95.......................     --            --         1,000,000     1,000,000    1,000,000     1,000,000
  3.850%, due 10/27/95.......................     --            --         2,000,000     2,000,000    2,000,000     2,000,000
  3.650%, due 11/17/95.......................     --            --         1,000,000     1,000,000    1,000,000     1,000,000
  3.750%, due 11/20/95.......................     --            --         1,000,000     1,000,000    1,000,000     1,000,000
  3.550%, due 11/27/95.......................     --            --         2,800,000     2,800,000    2,800,000     2,800,000
  3.750%, due 12/07/95.......................     --            --         2,000,000     2,000,000    2,000,000     2,000,000
New York State Dormitory Authority,
  Columbia University,
  3.650%, due 11/17/95.......................   3,000,000     3,000,000      --            --         3,000,000     3,000,000
  Memorial Sloan Kettering, Ser. A,
  3.650%, due 11/17/95.......................   4,700,000     4,700,000      --            --         4,700,000     4,700,000
New York State Environmental Facilities Corp.
  Solid Waste Disposal GE Corp.
  3.600%, due 09/07/95.......................   4,100,000     4,100,000      --            --         4,100,000     4,100,000
  3.550%, due 10/16/95.......................     --            --         2,300,000     2,300,000    2,300,000     2,300,000
  3.550%, due 10/17/95.......................     --            --         2,150,000     2,150,000    2,150,000     2,150,000
  3.600%, due 10/24/95.......................     --            --         2,500,000     2,500,000    2,500,000     2,500,000
  3.700%, due 11/10/95.......................     --            --         2,750,000     2,750,000    2,750,000     2,750,000
  3.550%, due 11/21/95.......................   1,200,000     1,200,000      --            --         1,200,000     1,200,000
New York State, BAN,
  Series Q 3.650%, due 09/06/95..............     --            --         1,350,000     1,350,000    1,350,000     1,350,000
  Series R 3.650%, due 09/06/95..............     --            --         2,000,000     2,000,000    2,000,000     2,000,000
  Series P 3.750%, due 09/07/95..............     --            --         2,000,000     2,000,000    2,000,000     2,000,000
  3.500%, due 09/13/95.......................     --            --         1,650,000     1,650,000    1,650,000     1,650,000
  3.800%, due 10/02/95.......................   5,000,000     5,000,000      --            --         5,000,000     5,000,000
  3.650%, due 10/02/95.......................   4,300,000     4,300,000      --            --         4,300,000     4,300,000
  3.700%, due 10/02/95.......................   8,000,000     8,000,000      --            --         8,000,000     8,000,000
  3.850%, due 10/05/95.......................     --            --         2,000,000     2,000,000    2,000,000     2,000,000

                       See notes to financial statements.

                      VISTA NY TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                                 VISTA        VISTA        HANOVER      HANOVER      PRO-FORMA    PRO-FORMA
                                              NY TAX FREE  NY TAX FREE   NY TAX FREE  NY TAX FREE    COMBINED      COMBINED
                   ISSUER                      PRINCIPAL      VALUE       PRINCIPAL      VALUE       PRINCIPAL      VALUE
--------------------------------------------- -----------  ------------  -----------  ------------  -----------  ------------
  Series Q 3.550%, due 10/26/95.............. $   --       $    --       $ 2,200,000  $  2,200,000  $ 2,200,000  $  2,200,000
  Series Q 3.600%, due 10/26/95..............     --            --         2,000,000     2,000,000    2,000,000     2,000,000
  Series R 3.800%, due 11/16/95..............     --            --         3,100,000     3,100,000    3,100,000     3,100,000
                                                           ------------               ------------               ------------
Total Commercial Paper.......................                65,800,000                 47,800,000                113,600,000
                                                           ------------               ------------               ------------
Floating Rate Demand Notes --
Babylon GO Series 1994B (AMBAC/SPA-Bank of
  Nova Scotia) 3.200%, due 09/06/95..........     --            --           500,000       500,000      500,000       500,000
Babylon New York IDA,
  General Microwave Corp.,
  3.350%, due 09/06/95.......................     600,000       600,000      --            --           600,000       600,000
  J. D'Addario & Co. Project,
  3.550%, due 09/06/95.......................   1,000,000     1,000,000      --            --         1,000,000     1,000,000
  Napco Security Systems, Inc.,
  3.400%, due 09/01/95.......................     700,000       700,000      --            --           700,000       700,000
Broome County New York IDA, Binghamton Realty
  Project, 3.650%, due 09/06/95..............     950,000       950,000      --            --           950,000       950,000
Cortland County New York IDA, Saulsbury Fire
  Equipment Corp., 3.800%, due 09/06/95......   1,285,000     1,285,000      --            --         1,285,000     1,285,000
Duchess County IDA, MR Associates,
  3.750%, due 09/06/95.......................   2,000,000     2,000,000      --            --         2,000,000     2,000,000
Electric and Gas Series 1994D
  3.000%, due 09/07/95.......................     --            --         4,300,000     4,300,000    4,300,000     4,300,000
Erie County IDA, Rosina Food Products, Inc.,
  3.750%, due 09/06/95.......................   2,335,000     2,335,000      --            --         2,335,000     2,335,000
Erie County New York Water Authority,
  Ser. A, 3.250%, due 09/06/95...............   2,500,000     2,500,000      --            --         2,500,000     2,500,000
  Ser. B, 3.250%, due 09/06/95...............     900,000       900,000      --            --           900,000       900,000
Glens Falls New York IDA,
  Namic Project, 3.650%, due 09/06/95........   2,110,000     2,110,000      --            --         2,110,000     2,110,000
  Broad Street Plaza Project,
  3.750%, due 09/06/95.......................   1,405,000     1,405,000      --            --         1,405,000     1,405,000
Indian Trace Community Development District
  Florida Basin 1 Series A UPDATES
  (MBIA/SPA-Swiss Bank Corp.)
  3.400%, due 09/06/95.......................     --            --         4,000,000     4,000,000    4,000,000     4,000,000
Lewis County New York IDA, Climax
  Manufacturing Co., 3.750%, due 09/06/95....   2,000,000     2,000,000      --            --         2,000,000     2,000,000
Metropolitan Transportation Authority of New
  York, Commuter Facilities, 3.450%, due
  09/06/95...................................   8,900,000     8,900,000      --            --         8,900,000     8,900,000
Monroe County IDA, Columbia Sussex Corp.,
  5.000%, due 09/06/95.......................   4,665,000     4,663,965      --            --         4,665,000     4,663,965
  3.850%, due 09/06/95.......................     400,000       400,000      --            --           400,000       400,000
Mount Pleasant New York IDA, General Motors
  Corp., 3.700%, due 09/06/95................   2,095,000     2,095,000      --            --         2,095,000     2,095,000
Nassau County IDA CFR, Cold Spring Harbor
  Laboratory Project (Morgan Guaranty Trust
  Co.) Series 1989 3.300%, due 09/01/95......     --            --         4,000,000     4,000,000    4,000,000     4,000,000
New York City Housing Development Corp.,
  East 96th Street Project, Ser. A,
  3.500%, due 09/06/95.......................   1,000,000     1,000,000                               1,000,000     1,000,000
  1984 Ser. A, Carnegie Park Project,
  3.800%, due 09/06/95.......................   1,990,000     1,990,000      --            --         1,990,000     1,990,000
  Columbus Green Project, Ser. A,
  5.100%, due 09/06/95.......................   3,475,000     3,475,000                               3,475,000     3,475,000
  Mortgage Revenue Multifamily Columbus
  Garden Projects 3.450%, due 09/01/95.......     --            --           200,000       200,000      200,000       200,000
  Mortgage Rev., Parkgate Tower, Ser. 1,
  3.400%, due 09/06/95.......................   3,260,000     3,260,000      --            --         3,260,000     3,260,000
  Multifamily, James Tower,
  3.400%, due 09/06/95.......................   4,800,000     4,800,000      --            --         4,800,000     4,800,000
  York Ave. Development Project,
  3.500%, due 09/06/95.......................   8,000,000     8,000,000      --            --         8,000,000     8,000,000

                       See notes to financial statements.

                      VISTA NY TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                                 VISTA        VISTA        HANOVER      HANOVER      PRO-FORMA    PRO-FORMA
                                              NY TAX FREE  NY TAX FREE   NY TAX FREE  NY TAX FREE    COMBINED      COMBINED
                   ISSUER                      PRINCIPAL      VALUE       PRINCIPAL      VALUE       PRINCIPAL      VALUE
--------------------------------------------- -----------  ------------  -----------  ------------  -----------  ------------
New York City IDA,
  1990 Goodwill Industries,
  3.400%, due 09/06/95....................... $ 1,080,000  $  1,080,000  $   --       $    --       $ 1,080,000  $  1,080,000
  Andin International, Inc.,
  3.600%, due 09/06/95.......................     500,000       500,000      --            --           500,000       500,000
  Calhoun School Inc. Project
  3.300%, due 09/07/95.......................     --            --         1,800,000     1,800,000    1,800,000     1,800,000
  Children's Oncology Society
  3.350%, due 09/06/95.......................     --            --         2,000,000     2,000,000    2,000,000     2,000,000
  Civil Facility, Childrens Oncology Society,
  3.350%, due 09/06/95.......................     900,000       900,000      --            --           900,000       900,000
  Compagnie Nationale Air Project,
  3.350%, due 09/06/95.......................   1,000,000     1,000,000      --            --         1,000,000     1,000,000
  Field Hotel Association JFK Project,
  3.350%, due 09/06/95.......................   1,000,000     1,000,000    9,700,000     9,700,000   10,700,000    10,700,000
  Japan Airlines Co.,
  3.650%, due 09/06/95.......................   4,000,000     4,000,000      --            --         4,000,000     4,000,000
  LaGuardia Association Project,
  3.350%, due 09/06/95.......................   3,800,000     3,800,000   11,000,000    11,000,000   14,800,000    14,800,000
  National Audubon Society,
  3.250%, due 09/01/95.......................   2,300,000     2,300,000    4,000,000     4,000,000    6,300,000     6,300,000
  Ser. B, Tomsed Realty Corp.,
  3.600%, due 09/06/95.......................     400,000       400,000      --            --           400,000       400,000
  Ser. D, Kenner Printing Co., Inc.,
  3.600%, due 09/06/95.......................     750,000       750,000      --            --           750,000       750,000
  Ser. E, 3.600%, due 09/06/95...............     700,000       700,000      --            --           700,000       700,000
  Ser. F, Marion Glass and Window Shade
  Corp.,
  3.600%, due 09/06/95.......................     600,000       600,000      --            --           600,000       600,000
  Ser. G, Monarch Construction Corp.,
  3.600%, due 09/01/95.......................     450,000       450,000      --            --           450,000       450,000
  Ser. N, Spreading Machine Exchange, Inc.,
  3.600%, due 09/06/95.......................     500,000       500,000      --            --           500,000       500,000
  White Plains Auto Project,
  3.600%, due 09/06/95.......................     600,000       600,000      --            --           600,000       600,000
New York City, New York Municipal Water
  Financing Authority
  3.600%, due 09/01/95.......................     200,000       200,000    5,700,000     5,700,000    5,900,000     5,900,000
New York City, New York,
  Ser. A-7, 3.350%, due 09/01/95.............   3,400,000     3,400,000      --            --         3,400,000     3,400,000
  Ser. A-9, 3.500%, due 09/06/95.............   8,000,000     8,000,000      --            --         8,000,000     8,000,000
  Ser B, Sub-Ser. B-2, 3.600%, due
  09/01/95...................................     400,000       400,000      --            --           400,000       400,000
  Ser. B through Sub-Ser. B-10, GO, 3.550%,
  due 09/01/95...............................   3,000,000     3,000,000      --            --         3,000,000     3,000,000
  Ser. C through Sub-Ser. c-4, GO, 3.500%,
  due 09/01/95...............................     100,000       100,000      --            --           100,000       100,000
  Ser. E-3, GO, 3.500%, due 09/06/95.........     200,000       200,000      --            --           200,000       200,000
  Ser. F-6, GO, 3.550%, due 09/01/95.........   3,600,000     3,600,000      --            --         3,600,000     3,600,000
  Sub-Ser. A-5, GO, 3.350%, due 09/06/95.....     100,000       100,000      --            --           100,000       100,000
  Sub-Ser. B-2, GO, 3.350%, due 09/01/95.....     900,000       900,000      --            --           900,000       900,000
  Sub-Ser. B-4, GO 3.650%, due 09/01/95......     400,000       400,000      --            --           400,000       400,000
  Sub-Ser. B-8, GO, 3.600%, due 09/06/95.....   4,900,000     4,900,000      --            --         4,900,000     4,900,000
New York City Trust for Cultural Resources,
  Museum of Natural History
  3.200%, due 09/06/95.......................   3,000,000     3,000,000      550,000       550,000    3,550,000     3,550,000
New York City Trust for Cultural Resources,
  Solomon Guggenheim
  3.250%, due 09/01/95.......................     --            --         1,000,000     1,000,000    1,000,000     1,000,000
NYC UTGO
  Subseries 1993B-4
    3.600%, due 09/01/95.....................     --            --         2,700,000     2,700,000    2,700,000     2,700,000
  Subseries 1994B-3
  3.350%, due 09/01/95.......................     --            --         1,100,000     1,100,000    1,100,000     1,100,000
  Subseries 1994B-4
  3.350%, due 09/01/95.......................     --            --         4,900,000     4,900,000    4,900,000     4,900,000

                       See notes to financial statements.

                      VISTA NY TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                                 VISTA        VISTA        HANOVER      HANOVER      PRO-FORMA    PRO-FORMA
                                              NY TAX FREE  NY TAX FREE   NY TAX FREE  NY TAX FREE    COMBINED      COMBINED
                   ISSUER                      PRINCIPAL      VALUE       PRINCIPAL      VALUE       PRINCIPAL      VALUE
--------------------------------------------- -----------  ------------  -----------  ------------  -----------  ------------
  Subseries 1994B-7
  3.350%, due 09/01/95....................... $   --       $    --       $   100,000  $    100,000  $   100,000  $    100,000
New York State Dormitory Authority,
  Miriam Osborn Memorial Home, Ser. A,
  3.300%, due 09/06/95.......................   1,600,000     1,600,000      --            --         1,600,000     1,600,000
  Cornell University, Ser B,
  3.250%, due 09/01/95.......................     300,000       300,000    6,000,000     6,000,000    6,300,000     6,300,000
New York State Energy Research & Development
  Authority PCR, Hudson Gas & Electric Co.,
  [Hanover] 3.450%, due 09/06/95.............   3,000,000     3,000,000      --            --         3,000,000     3,000,000
  Series 1985b 3.350%, due 09/07/95..........     --            --         3,500,000     3,500,000    3,500,000     3,500,000
  Series 1987B 3.350%, due 09/07/95..........     --            --           800,000       800,000      800,000       800,000
  Long Island Lighting Co., Ser. B,
  3.500%, due 09/06/95.......................   4,800,000     4,800,000      --            --         4,800,000     4,800,000
  New York Electric & Gas, Ser. B,
  3.150%, due 09/01/95.......................   2,900,000     2,900,000      --            --         2,900,000     2,900,000
  Niagra Mohawk Power Corp.:
  Project A 3.300%, due 09/01/95.............   2,200,000     2,200,000      --            --         2,200,000     2,200,000
  Series 1985A 3.500%, due 09/01/95..........     --            --         4,000,000     4,000,000    4,000,000     4,000,000
  Series B 3.450%, due 09/01/95..............     --            --         3,300,000     3,300,000    3,300,000     3,300,000
  Series C 3.450%, due 09/01/95..............   1,700,000     1,700,000    2,150,000     2,150,000    3,850,000     3,850,000
  Series 1986A 3.550%, due 09/01/95..........     --            --         4,000,000     4,000,000    4,000,000     4,000,000
  Series 1987A 3.300%, due 09/01/95..........     --            --         4,700,000     4,700,000    4,700,000     4,700,000
  Rochester Gas & Electric,
  3.500%, due 09/30/95.......................   6,100,000     6,100,000      --            --         6,100,000     6,100,000
New York State Housing Finance Agency,
  Multifamily, Ser. E,
  3.600%, due 09/06/95.......................   1,100,000     1,100,000      --            --         1,100,000     1,100,000
  Normandte Court I, Ser. A,
  3.400%, due 09/06/95.......................     --            --        12,800,000    12,800,000   12,800,000    12,800,000
  Normandte Court II, Ser. A,
  3.500%, due 09/06/95.......................   3,060,000     3,060,000      --            --         3,060,000     3,060,000
  Residential Insured, Ser. A,
  3.600%, due 09/06/95.......................   2,050,000     2,050,000      --            --         2,050,000     2,050,000
New York State Job Development Authority,
  Ser. A-1 through A-21,
  3.450%, due 09/01/95.......................   6,120,000     6,120,000      --            --         6,120,000     6,120,000
  Ser. A-1 through A-42,
  3.750%, due 09/01/95.......................   2,620,000     2,620,000      --            --         2,620,000     2,620,000
  Ser. B-1 through B-21,
  3.750%, due 09/01/95.......................   3,130,000     3,130,000      --            --         3,130,000     3,130,000
  Ser. B-1 through B-9,
  3.450%, due 09/01/95.......................   1,310,000     1,310,000      --            --         1,310,000     1,310,000
  Ser. E-1 through E-55,
  3.700%, due 09/30/95.......................     555,000       555,000      --            --           555,000       555,000
  Ser. G-1 to G-33,
  3.700%, due 09/30/95.......................     590,000       590,000      --            --           590,000       590,000
  Ser. H-1 through H-11,
  3.700%, due 09/30/95.......................     140,000       140,000      --            --           140,000       140,000
  Special Purpose Ser. A-1,
  3.800%, due 09/30/95.......................      65,000        65,000      --            --            65,000        65,000
  Special Purpose, Ser. A-1 through A-13,
  3.750%, due 09/01/95.......................     100,000       100,000      --            --           100,000       100,000
  Special Purpose Ser. B-1,
  3.800%, due 09/30/95.......................   1,080,000     1,080,000      --            --         1,080,000     1,080,000
  Special Purpose, Ser. B-1 thru B-9,
  3.750%, due 09/01/95.......................     800,000       800,000      --            --           800,000       800,000
  Special Purpose Ser. C-1,
  3.800%, due 09/30/95.......................     320,000       320,000      --            --           320,000       320,000
New York State Local Assistance Corp.,
  Ser. A, 3.400%, due 09/06/95...............  13,500,000    13,500,000    9,700,000     9,700,000   23,200,000    23,200,000
  Ser. B, 3.300%, due 09/06/95...............   1,000,000     1,000,000      --            --         1,000,000     1,000,000
  Ser. G, 3.300%, due 09/06/95...............     --            --         4,000,000     4,000,000    4,000,000     4,000,000
New York State Medical Care Facilities
  Financing Agency 3.450%, due 09/06/95......   5,600,000     5,600,000      --            --         5,600,000     5,600,000

                       See notes to financial statements.

                      VISTA NY TAX FREE MONEY MARKET FUND

                                AUGUST 31, 1995
                                  (UNAUDITED)

                                                 VISTA        VISTA        HANOVER      HANOVER      PRO-FORMA    PRO-FORMA
                                              NY TAX FREE  NY TAX FREE   NY TAX FREE  NY TAX FREE    COMBINED      COMBINED
                   ISSUER                      PRINCIPAL      VALUE       PRINCIPAL      VALUE       PRINCIPAL      VALUE
--------------------------------------------- -----------  ------------  -----------  ------------  -----------  ------------
New York State Thruway Authority General
  Revenue 3.500%, due 09/06/95............... $   --       $    --       $ 2,700,000  $  2,700,000  $ 2,700,000  $  2,700,000
Newburgh New York IDA, Civic Facility, Mt.
  St. Mary College, 3.650%, due 09/06/95.....   2,000,000     2,000,000      --            --         2,000,000     2,000,000
Niagara Falls New York Bridge Commission,
  Ser. A, 3.250%, due 09/06/95...............   3,200,000     3,200,000      --            --         3,200,000     3,200,000
North Hempstead Solid Waste Management
  Authority Series 1993A
  3.500%, due 09/06/95.......................     --            --         3,500,000     3,500,000    3,500,000     3,500,000
Onondaga County New York IDA,
  First Republic Corp. of America, 3.400%,
  due 09/06/95...............................   1,500,000     1,500,000      --            --         1,500,000     1,500,000
  Southern Container Project, Ser. B,
  3.650%, due 09/06/95.......................   3,250,000     3,250,000      --            --         3,250,000     3,250,000
Port Authority of New York & New Jersey,
  3.450%, due 09/06/95.......................   3,358,000     3,358,000      --            --         3,358,000     3,358,000
Puerto Rico Industrial, Medical, &
  Environmental, Higher Education 3.600%, due
  09/06/95...................................   5,400,000     5,400,000      --            --         5,400,000     5,400,000
Rockland County New York IDA, X Products
  Corp., 3.650%, due 09/06/95................   1,150,000     1,150,000      --            --         1,150,000     1,150,000
Seneca County IDA, CFR New York Chiropractic
  College 3.300%, due 09/06/95...............     --            --         9,200,000     9,200,000    9,200,000     9,200,000
ST. Lawrence County IDA, PCR Reynolds Metals
  Co. Project Series 1985 3.350%, due
  09/01/95...................................     --            --         4,750,000     4,750,000    4,750,000     4,750,000
Suffolk County New York IDA,
  Cold Spring Harbor Laboratories
  3.300%, due 09/01/95.......................     --            --           200,000       200,000      200,000       200,000
  Nissequogue Cogen Partners,
  3.550%, due 09/06/95.......................   5,900,000     5,900,000      --            --         5,900,000     5,900,000
  YWHA Suffolk Inc., Civic,
  3.650%, due 09/06/95.......................   1,000,000     1,000,000      --            --         1,000,000     1,000,000
Syracuse IDA CFR RB Multi-Modal Syracuse
  University Project 3.250%, due 09/01/95....     --            --         9,900,000     9,900,000    9,900,000     9,900,000
Triborough Bridge & Tunnel Authority of New
  York, Special Obligation 3.300%, due
  09/06/95...................................   4,700,000     4,700,000    4,000,000     4,000,000    8,700,000     8,700,000
Warren & Washington Counties New York, IDA,
  Stevens & Thompson 4.000%, due 09/30/95....     754,300       754,300      --            --           754,300       754,300
Westchester County New York IDA,
  Elba Enterprises,
  3.550%, due 09/06/95.......................     350,000       350,000      --            --           350,000       350,000
  Hitachi America Ltd,
  3.700%, due 09/30/95.......................   1,500,000     1,500,000      --            --         1,500,000     1,500,000
Yonkers New York IDA Civic Facilities,
  Consumers Union Facility 3.550%, due
  09/06/95...................................   1,700,000     1,700,000      --            --         1,700,000     1,700,000
                                                           ------------               ------------               ------------
Total Floating Rate Demand Notes.............               204,651,265                146,750,000                351,401,265
                                                           ------------               ------------               ------------
TOTAL INVESTMENTS............................              $376,819,802               $250,746,971               $627,566,773
                                                           ============               ============               ============

---------------

BAN = Bond Anticipation Note
COP  = Certificate of Participation
GO  = General Obligation
IDA  = Industrial Development Authority
PCR  = Pollution Control Revenue
Rev.  = Revenue Bond

                       See notes to financial statements.

                   VISTA NEW YORK TAX FREE MONEY MARKET FUND

                 PRO FORMA STATEMENT OF ASSETS AND LIABILITIES
                                    8/31/95
                                  (UNAUDITED)

                                             VISTA NEW YORK    HANOVER NEW YORK     PRO FORMA      PRO FORMA
                                              TAX FREE MMF       TAX FREE MMF      ADJUSTMENTS      COMBINED
                                             --------------    ----------------    -----------    ------------
ASSETS:
    Investment securities, at value.......    $376,819,802       $250,746,971        $     0      $627,566,773
    Receivables
         Investment securities sold.......       4,300,000                  0              0         4,300,000
         Interest.........................       2,683,436          1,293,180              0         3,976,616
         Shares of beneficial interest
           sold...........................         206,919                  0              0           206,919
         Other receivables................               0              4,320              0             4,320
                                             --------------    ----------------    -----------    ------------
              Total assets................     384,010,157        252,044,471              0       636,054,628
                                             --------------    ----------------    -----------    ------------
LIABILITIES:
    Payable for investment securities
       purchased..........................       4,300,000                  0              0         4,300,000
    Payable for shares of beneficial
       interest redeemed..................         226,198                  0              0           226,198
    Payable to Custodian..................          54,578            292,695              0           347,273
    Dividends payable.....................         548,569            648,330              0         1,196,899
    Accrued liabilities:
         Administration fee...............          16,215             11,264              0            27,479
         Advisory fee.....................          32,429             25,581              0            58,010
         Custodian fees...................          65,762                  0              0            65,762
         Distribution fee.................          64,647                  0              0            64,647
         Fund servicing fees..............          32,324             13,400              0            45,724
         Shareholder servicing fees.......          81,075             74,612              0           155,687
         Sub-administration fee...........          16,215              6,395              0            22,610
         Other............................         172,127             30,165              0           202,292
                                             --------------    ----------------    -----------    ------------
              Total liabilities...........       5,610,139          1,102,442              0         6,712,581
                                             --------------    ----------------    -----------    ------------
NET ASSETS
    Paid in capital.......................     378,291,880        250,989,653              0       629,281,533
    Accumulated undistributed net
       investment income..................         101,382                  0              0           101,382
    Accumulated undistributed net realized
       gain (loss) on investment
       transactions.......................           6,756            (47,624)             0           (40,868)
                                             --------------    ----------------    -----------    ------------
              Net assets..................    $378,400,018       $250,942,029              0      $629,342,047
                                             ==============    ================    ==========     =============
    Shares of beneficial interest
       outstanding (no par value;
       unlimited number of shares
       authorized):
         Vista Shares.....................     378,387,312        250,989,653              0       629,376,965
                                             ==============    ================    ==========     =============
    Net asset value, offering and
       redemption price per share (net
       assets/shares outstanding).........    $       1.00       $       1.00        $     0      $       1.00
                                             ==============    ================    ==========     =============
    Cost of Investments...................    $376,819,802       $250,746,972        $     0      $627,566,774
                                             ==============    ================    ==========     =============

                       See notes to financial statements.

                   VISTA NEW YORK TAX FREE MONEY MARKET FUND

                       PRO FORMA STATEMENT OF OPERATIONS
                           FOR THE YEAR ENDED 8/31/95
                                  (UNAUDITED)

                                     VISTA NEW YORK    HANOVER NEW YORK     PRO FORMA          PRO FORMA
                                      TAX FREE MMF       TAX FREE MMF      ADJUSTMENTS          COMBINED
                                     --------------    ----------------    -----------         ----------
INTEREST INCOME...................     $14,112,221        $7,103,484        $       0          $21,215,705
                                     --------------    ----------------    -----------         ----------
EXPENSES
     Distribution fees
          Vista Shares............        763,294                  0         (174,066)(1),(3)     589,228
     Fund Servicing fees
          Vista Shares............        381,647             32,052         (413,699)(2)               0
     Shareholder Servicing fees
          Vista Shares............        954,117            686,005          422,174(1),(3)    2,062,296
     Administration fees..........        190,823             85,875           17,915(1)          294,613
     Advisory fees................        381,647            294,002         (190,212)(1)         485,437
     Sub-Administration fees......        190,823             58,800           44,990(1)          294,613
     Professional fees............         58,709             10,441          (10,441)(6)          58,709
     Custodian fees...............        190,823             36,944          (84,150)(4)         143,617
     Printing & Postage...........         12,494              3,895                0              16,389
     Registration costs...........         12,541             16,149                0              28,690
     Transfer agent fees
          Vista Shares............        254,679             28,230             (982)(5)         281,927
     Trustee fees.................         21,623              2,440          (11,553)(7)          12,510
     Insurance....................              0              4,059                0               4,059
     Other........................        214,216              3,896                0             218,112
                                     --------------    ----------------    -----------         ----------
               Total expenses.....      3,627,436          1,262,788         (400,023)          4,490,201
                                     --------------    ----------------    -----------         ----------
          Less amounts waived by
            the Administrator,
            Shareholder Servicing
            Agents, Adviser and
            Distributor...........        354,383             88,651          500,979(8)          944,013
                                     --------------    ----------------    -----------         ----------
          Net expenses............      3,273,053          1,174,137         (901,002)          3,546,188
                                     --------------    ----------------    -----------         ----------
               Net investment
                 income...........     10,839,168          5,929,347          901,002          17,669,517
                                     --------------    ----------------    -----------         ----------
REALIZED AND UNREALIZED
  GAIN/(LOSS) ON INVESTMENTS
     Realized gain (loss) on
       investment transactions....          6,756             (4,660)               0               2,096
                                     --------------    ----------------    -----------         ----------
     Net increase in net assets
       from operations............     $10,845,924        $5,924,687        $ 901,002          $17,671,613
                                     ============      ==============       =========          ==========

                       See notes to financial statements.

MUTUAL FUND TRUST
EXPLANATION OF NOTE REFERENCES:

(1) Reflects adjustment of additional Hanover assets at the Vista contractual rate.

(2) Reflects new contractual percentages, which have grouped shareholder and fund servicing together, therefore eliminating the current fund servicing line items.

(3) Reflects adjustment to amounts based on a new contractual rate or combination of rates as stated in (2) above.

(4) Reflects adjustment to the fees based on the newly contracted fees plus out of pocket expenses.

(5) Reflects adjustment based on new per account fee and out of pocket expenses as contracted.

(6) Reflects elimination of duplicative services, fees or organizational costs.

(7) Reflects the new structure of the board of the surviving fund, the elimination of duplicative expenses and the allocation of complex-wide fees based on the relative net assets of the newly combined fund.

(8) Adjustment to reflect the elimination or addition of expense waivers and expenses borne.

MUTUAL FUND TRUST
NOTES TO THE PRO-FORMA FINANCIAL STATEMENTS

1. BASIS OF COMBINATION

   The Pro Forma Combining Portfolio of Investments, Statement of Assets and Liabilities and Statement of Operations ("Pro Forma Statements") reflect the accounts of the Vista Portfolios and the Hanover Portfolios at August 31, 1995 and for the year then ended.

   The Pro Forma Statements give effect to the proposed transfer of all assets and liabilities of each portfolio of Hanover to the corresponding portfolio of Vista in exchange for shares of such Vista Portfolio.

   The Pro Forma Statements should be read in conjunction with the historical financial statements of each Portfolio included in their respective Statement of Additional Information.

 2. SHARES OF BENEFICIAL INTEREST -- Share issuance of Vista shares in connection with the proposed reorganization is done on a one for one basis as both Vista and Hanover Portfolios maintained a net asset value per share of one dollar throughout the period ended August 31, 1995.

3. PRO FORMA OPERATING EXPENSES

   The Pro Forma Combining Statement of Operations assumes similar rates of gross investment income for the investments of each Portfolio. Accordingly, the combined gross investment income is equal to the sum of each Portfolio's gross investment income. Certain expenses have been adjusted to reflect the expected expenses of the combined entities more closely. Pro forma operating expenses include the actual expenses of the Portfolio and the combined Portfolio adjusted for certain items which are factually supportable. For the combined Portfolios certain expenses are expected to be waived by the Shareholder Servicing Agents, and those expenses are adjusted to reflect expected waivers.

                               MUTUAL FUND TRUST

                                     PART C

                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION.

     The response to this item is incorporated by reference to Item 27 of Part C of Post-Effective Amendment No. 4, filed December 28, 1995 ("Post-Effective Amendment No. 4"), to the Registrant's Registration Statement on Form N-1A, filed on February 14, 1994, Registration No. 33-75250 (the "Registration Statement").

ITEM 16. EXHIBITS.

    EXHIBIT
    NUMBER                                       DESCRIPTION
    ------     -------------------------------------------------------------------------------
     1         Declaration of Trust. (1)
     2         By-laws. (1)
     3         None.
     4         Agreement and Plan of Reorganization and Liquidation between Registrant and The
                 Hanover Funds, Inc. (filed herewith as Exhibit A to the Prospectus/Proxy
                 Statement).
     5         Specimen share certificate. (4)
     6    (a)  Forms of Investment Advisory Agreement. (1) (3)
     6    (b)  Form of Interim Investment Advisory Agreement. (6)
     6    (c)  Form of Proposed Investment Advisory Agreement. (6)
     6    (d)  Form of Proposed Investment Sub-Advisory Agreement between The Chase Manhattan
                 Bank and [Chase Asset Management, Inc./Texas Commerce Bank, National
                 Association] (6)
     7    (a)  Form of Distribution and Sub-Administration Agreement. (1)
     7    (b)  Distribution and Sub-Administration Agreement dated August 21, 1995. (6)
     8    (a)  Retirement Plan for Eligible Trustees. (6)
     8    (b)  Deferred Compensation Plan for Eligible Trustees. (6)
     9         Form of Custodian Agreement. (1)
    10    (a)  Forms of Rule 12b-1 Distribution Plans including Selected Dealer Agreements and
                 Shareholder Service Agreements. (1) and (3)
    10    (b)  Form of Proposed Rule 12b-1 Distribution Plan (including forms of Selected
                 Dealer Agreement and Shareholder Servicing Agreement). (6)
    10    (c)  Form of Rule 18f-3 Multi-Class Plan. (6)
    11         Opinion of Counsel regarding legality of issuance of shares and other matters.
                 (7)
    12         Form of Opinion of Counsel on tax matters. (7)
    13    (a)  Form of Transfer Agency Agreement. (1)
    13    (b)  Form of Shareholder Servicing Agreement. (1)
    13    (c)  Form of Shareholder Servicing Agreement. (6)
    13    (d)  Form of Administration Agreement. (1)(3)
    13    (e)  Form of Administration Agreement. (6)
    14    (a)  Consent of Price Waterhouse LLP, Independent Accountants. (7)
    14    (b)  Consent of KPMG Peat Marwick LLP, Independent Auditors. (7)

    EXHIBIT
    NUMBER                                       DESCRIPTION
    ------     -------------------------------------------------------------------------------
    14    (c)  Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (included in
                 Exhibit 11 hereto).
    14    (d)  Consent of Simpson Thacher & Bartlett. (8)
    15         Inapplicable.
    16         Inapplicable.
    17    (a)  Copy of Registrant's Declaration pursuant to Rule 24f-2 under the Investment
                 Company Act of 1940. (7)
    17    (b)  Form of Proxy. (7)

---------------

(1) Filed as an Exhibit to the Registration Statement on Form N-1A of the Registrant (File No. 33-75250) as filed with the Securities and Exchange Commission on February 14, 1994.

(2) Filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of the Registrant (File No. 33-75250) as filed with the Securities and Exchange Commission on April 18, 1994.

(3) Filed as an Exhibit to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of the Registrant (File No. 33-75250) as filed with the Securities and Exchange Commission on August 29, 1994.

(4) Filed as an Exhibit to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A of the Registrant (File No. 33-75250) as filed with the Securities and Exchange Commission on October 28, 1994.

(5) Filed as an Exhibit to Post-Effective Amendment No. 3 to the Registration Statement on Form N-1A of the Registrant (File No. 33-75250) as filed with the Securities and Exchange Commission on October 31, 1995.

(6) Filed as an Exhibit to Post-Effective Amendment No. 4.

(7) Filed herewith.

(8) To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of New York and State of New York on the 29th day of December, 1995.

                                          MUTUAL FUND TRUST

                                          By: /s/  H. RICHARD VARTABEDIAN
                                            ------------------------------------
                                            H. Richard Vartabedian,
                                            President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 29th day of December, 1995.

               SIGNATURE                                      TITLE
----------------------------------------     ----------------------------------------
/s/  FERGUS REID, III                        Chairman and Trustee
----------------------------------------
Fergus Reid, III
/s/  WILLIAM J. ARMSTRONG                    Trustee
----------------------------------------
William J. Armstrong
/s/  JOHN R.H. BLUM                          Trustee
----------------------------------------
John R.H. Blum
/s/  JOSEPH J. HARKINS                       Trustee
----------------------------------------
Joseph J. Harkins
/s/  RICHARD E. TEN HAKEN                    Trustee
----------------------------------------
Richard E. Ten Haken
/s/  STUART W. CRAGIN, JR.                   Trustee
----------------------------------------
Stuart W. Cragin, Jr.
/s/  IRV THODE                               Trustee
----------------------------------------
Irv Thode
/s/  H. RICHARD VARTABEDIAN                  President and Trustee and Principal
----------------------------------------       Executive Officer
H. Richard Vartabedian
/s/  MARTIN R. DEAN                          Treasurer and Principal Financial
----------------------------------------       Officer
Martin R. Dean

                               MUTUAL FUND TRUST

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                   DESCRIPTION OF EXHIBIT
------     -----------------------------------------------------------------------------------
11         Opinion of Counsel regarding legality of issuance of shares and other matters.
12         Form of Opinion of Counsel on tax matters.
14    (a)  Consent of Price Waterhouse LLP, Independent Accountants.
14    (b)  Consent of KPMG Peat Marwick LLP, Independent Auditors.
17    (a)  Copy of Registrant's Declaration pursuant to Rule 24f-2 under the Investment
             Company Act of 1940.
17    (b)  Form of Proxy.